Santos

Transformation

Annual Report **2007**



Inside:


WILCRAFT

Vision

Santos' vision is to become a leading energy company in South East Asia with a share price that continues to grow and a reputation for sustainability in its operations.

Our vision of future success is to be a safe, low-cost, fast-moving explorer and producer and an agile niche player with a well-developed ability to manage relationships with employees, partners and other stakeholders.

As the Company grows, it will provide a working environment that encourages innovation across the business and where employees are engaged in something which is tangibly more than just a job.

Strategy

Santos has in place a robust growth strategy to achieve its vision through a portfolio of growth businesses:

- LNG projects;
- Eastern Australia gas;
- Cooper Basin oil;
- Western Australia oil and gas; and
- Asian *growth.*

Values

We are a team that:

- **discovers** – by opening our minds to new possibilities, thinking creatively and havi the courage to learn from successes and failures, to take on new challenges, to capture opportunities and to resolve problems;
- **delivers** – by taking personal responsibility and pride in ou work to deliver timely, quality results that benefit Santos and help achieve our vision and strategy;
- **collaborates** – by recognising the value and power in diversi of thought and communicatinc openly to understand the perspectives of others; demonstrating leadership by sharing what we know and respectfully challenging each other to achieve the best results for all; and
- **cares** – by taking the long-term view to build a sustainable futu for our Company, our people and the environments and communities in which we operat

Inside

Our five strategic growth areas



LNG projects
Large contingent resources
14



Eastern Australia gas
Versatility through supply hubs
16

Santos

is a major Australian-based oil and gas exploration and production company operating internationally.

Company profile

Santos has exploration interests or production operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyzstan and Egypt.

We are Australia's largest domestic gas producer, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers.

Through our interest in the Darwin LNG project, we are a producer of liquefied natural gas (LNG) which is exported to customers in Japan.

Santos has more than 1,750 employees and produced 59.1 million barrels of oil equivalent (mmboe) in 2007.

Santos has the largest Australian exploration and production portfolio by area of any company – 192,000 square kilometres – and is pursuing new venture opportunities in Asia.

History

Founded in 1954, our name was an acronym for South Australia Northern Territory Oil Search. Santos made its first significant discovery of natural gas in the Cooper Basin in 1963. The Moomba discovery in 1966 confirmed this region as a major petroleum province and gas supplies to Adelaide commenced in 1969.

The 1980s saw Santos develop a major liquids business with the construction of a liquids recovery plant at Moomba and a fractionation and load-out facility at Port Bonython. During the 1990s Santos further expanded its interests in Australia and overseas.

Since 2000 the Company has continued to build its business in South East Asia while undertaking high-impact exploration and developing new projects to drive production and earnings growth.

In 2006, a significant milestone was reached with the first export of LNG from the Darwin LNG project.



Premium WilCraft jack-up rig being transported to the Carnarvon Basin, offshore Western Australia, for exploration drilling.

Santos

Transformation

Shareholder Update **2007**



Inside:

LNG projects

- $7 billion Gladstone LNG project announced, with site acquired and Significant Project status granted by the Queensland Government.
- Santos share in Darwin LNG increased from 10.6% to 11.4% through a reserves redetermination proces
- Appraisal and concept studies of Timor/Bonaparte region continued to support further potential expansion of Darwin LNG.
- PNG LNG pre-front-end engineering and design progressed, along with regulatory processes.

Santos' plan to build an LNG business from its eastern Australia coal sean gas resources is a transformational initiative.

The $7 billion Gladstone LNG project augments Santos' leadership positio in the domestic Australian gas market and is the leading proposal to export Queensland gas to world markets.

Gladstone LNG sits strategically with Santos' other LNG initiatives in Darwin, Papua New Guinea and, potentially, in the Browse and Kutei Basin in Western Australia and Indonesia respectively.

Over the past five years, the global LNG market has changed dramatically, with the terms of trade now much more favourable to producers. Between 2000 and 2002, contracts to sell LNG to China enabled the development of several major projects, but at prices near historic lows.

The rising energy prices of recent years, accompanied by the stronger linkages of world gas and oil prices, means Santos is developing its LNG projects at the right time.



Artist's impression of the proposed Gladstone LNG project.

astern Australia gas

Coal seam gas activity increased to support Gladstone LNG.

Cooper Basin ethane contract with Qenos extended.

Henry and Kipper gas projects, offshore Victoria, sanctioned.

Conditional contracts finalised to process and purchase gas and liquids from the Longtom field, offshore Victoria.

ecent years have seen a significant transformation of the eastern Australia as sector including the near-term prospect of production and export of LNG om Australia's east coast, the growing importance of coal seam gas and new peline interconnections which have improved market flexibility.

long with these changes, domestic gas demand is forecast to increase apidly as it becomes the low carbon emission fuel of choice for the next eneration of power stations in eastern Australia.

antos is in a competitive position to benefit from these changes. The Company as a high quality portfolio of strategically important assets and infrastructure, nd is a low cost producer.

n coal seam gas, Santos' Fairview field in Queensland rates as one of the best of its type in the world and the Company is continuing to build on its leading position in this sector.

In Victoria, Santos sanctioned two of the Company's next wave of gas development projects during 2007: Henry in the Otway Basin and Kipper in the Gippsland Basin. Conditional contracts were also finalised with Nexus Energy to process and purchase up to 350 petajoules of gas and liquids from the Longtom field.



Fairview coal seam gas field, Queensland.

Cooper Basin oil

- 132 wells drilled with a 73% success rate.
- 8 million barrels of Proven plus Probable reserves added
- Production rates of approximately 9,100 barrels of oil per day net to Santos.

Santos' intensive Cooper Basin Oil project continued in 2007 with 132 wells drilled compared to 108 in 2006.

The well success rate of 73% maintained a strike rate since launching the project of around 75% – a better performance than any other company operating in the Cooper Basin. This enabled Santos to increase Proven plus Probable reserves by 8 million barrels.

Santos met considerable challenges during 2007. Heavy rains in the first half of the year limited the movement of rigs and construction crews. Associated cooler weather also caused problems in the transportation by pipeline of high pour-point (thick viscous) oil from some wells.

Another impediment was the closure of the Moonie to Brisbane pipeline after a leak occurred in suburban Brisbane in late July.

In addition to the immediate emergency response and ongoing management at the site of the leak, Santos responded by arranging an intensive trucking program and the installation of additional truck loading facilities to transport oil from Moonie to Brisbane and Moomba by road.

A key focus for 2008 is to build a larger inventory of drilling opportunities to provide more flexibility, and to continue to optimise the portfolio.



Installation of oil flowlines, Cooper Basin

Review by Stephen Gerlach, Chairman, and John Ellice-Flint, Managing Director



Many critical pieces of Santos' growth strategy were put into place during 2007. The international trends for the oil and gas industry are becoming increasingly clear and Santos is well positioned to capitalise on them.

As Australia's largest domestic gas producer, Santos has the scale, expertise and cash flow to take our business to the next level.

We intend to provide reliable liquefied natural gas (LNG) exports and grow our LNG portfolio to greater than 50% of our total production by 2020 through an industry-leading project at Gladstone in Queensland: the world's first large-scale project to convert coal seam gas to LNG.

Other priorities include the expansion of Darwin LNG, development of Papua New Guinea's first LNG project, and continuing to build our business in Asia. Our recent entries into Vietnam, India and Bangladesh add to our established position in Indonesia and Papua New Guinea.

In the immediate term, Santos' outlook for 2008 is for production of 56–58 mmboe, marginally down on 2007.

Volume gains from attractive development projects, such as Henry and Kipper in Victoria, Reindeer in Western Australia and Chim Sao in Vietnam, will arrest this decline as we build momentum toward a step change in cash flow growth.

We look forward to a return to production growth in 2009. The next few years promise to be exciting for our shareholders, employees, customers and partners as we realise our vision to be a leading energy company in Asia.

Stephen Gerlach **Chairman**	John Ellice-Flint **Managing Director**
13 March 2008	13 March 2008

Santos

This Shareholder Update provides a snapshot of Santos' operational and financial highlights for the 2007 financial year. For a more comprehensive analysis of the Company's performance, financial position and future prospects, please consult the full Annual Report which is available on the Santos website www.santos.com.

Santos Ltd
ABN 80 007 550 923

Registered Head Office and Share Register

Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone 61 8 8116 5000
Facsimile 61 8 8116 5050

Useful email contacts

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

Website

www.santos.com

Change to distribution of Santos Annual Report

As a result of the changes made to the Corporations Act, shareholders no longer automatically receive a Santos Annual Report.

Santos continues to produce an Annual Report; however, it is only mailed to those shareholders who advise the Company that they wish to receive one. The Company also publishes its Annual Report on the Santos website www.santos.com.

This Shareholder Update has been mailed to all shareholders who have not requested a Santos Annual Report.

Western Australia oil and gas

- Western Australia gas prices continue to move higher.
- Three new contracts to sell gas from the offshore John Brookes field awarded by Newmont, Barrick Gold and Jabiru Metals.
- Front-end engineering and design started for the offshore Reindeer gas field.

The increasing demand for natural gas to power the Western Australia resources industry is benefiting Santos as the true economic and environmental value of this natural resource is being realised.

Western Australia has benefited for many years from a major investment in LNG infrastructure and associated domestic gas supply. However, further development of domestic gas has fallen behind the rapidly increasing demand to meet the state's booming economy.

This dynamic is now changing and the new higher pricing paradigm is enabling the development of the Reindeer gas field to supply additional gas to the Western Australia market.

Front-end engineering and design studies for the development of Reindeer in the Carnarvon Basin, offshore from Dampier, were completed in late 2007. Project sanction is anticipated in the first quarter of 2008.

Three exploration wells are scheduled to be drilled by Santos in Western Australia in 2008: the Ichthys North-1 gas well in the Browse Basin, the Johnson-1 oil well in the Carnarvon Basin, and the Charon-1 oil well in the Houtman Basin.

In addition, two near-field oil exploration wells are scheduled to be drilled on the Adams and Fletcher North prospects, near the Mutineer-Exeter field in the Carnarvon Basin.


Mutineer-Exeter oil fields, offshore Western Australia.

Asian growth

- Oil production started from the Oyong field, offshore East Java.
- New country entry into India and Bangladesh, with Magnama well results under evaluation.
- Three-dimensional seismic survey acquired over Song Hong Basin, offshore Vietnam.

Santos is uniquely positioned to become a leading energy company in South East Asia.

The Company's competitive advantages in this region stem from deep knowledge of the hydrocarbon basins and systems, regional experience and extensive industry and political networks.

Oil production from the Oyong field in the Sampang PSC, 70 kilometres east of Surabaya, started in September 2007, with production in line with expectations at 8,000 barrels of oil per day.

Phase 2 of Oyong was approved for development in December 2007 and will develop the gas reserves, with first production anticipated in the third quarter of 2009.

In Vietnam, Santos is progressing with concept design studies for the Chim Sao (Blackbird) and Dua oil discoveries – partnering with Premier Oil and Delek Energy, and targeting a project sanction decision in 2008.

Santos was awarded two blocks in the northern Bay of Bengal, offshore India, during February 2007 and various assets in Bangladesh in October 2007. The exploration drilling of the Magnama-1 well encountered approximately 20–40 metres of gas-charged sands and the results are being further evaluated.


Oyong oil field, offshore East Java.

2007 operating and financial highlights

- Production of 59.1 mmboe and sales revenue of $2.5 billion, in line with forecast.
- EBITDAX of $1,733 million.
- Net profit after tax of $441 million, down 32%, negatively impacted by higher depreciation and depletion, and one-off items.
- Full-year dividend unchanged at 40 cents per share.
- Strong 2007 reserves replacement ratio of 175% (Proven) and 178% (Proven plus Probable).
- Contingent resources increased 15% to 2.6 billion boe.

	2007	2006
Sales ($million)	**2,488.5**	2,750.3
Operating profit before tax ($million)	**601.0**	964.7
Cash flow from operations ($million)	**1,213.9**	1,550.3
Earnings per share (cents)	**68.9**	102.8
Ordinary dividends per share (cents)	**40.0**	40.0
Cash flow per share (cents)	**205.6**	260.0
Total shareholders' funds ($million)	**3,310.5**	3,355.5
Return on average ordinary equity (%)	**15.2**	23.8
Return on average capital employed (%)	**10.4**	15.1
Net debt/(net debt plus equity) (%)	**36.4**	30.2
Net interest cover (times)	**6.4**	10.1


Santos share price vs ASX All Ordinaries Index
three-year relative performance
$
16
14
12
10
8
Jan 2005
Jan 2006
Jan 2007
Dec 2007
Santos (STO)
ASX All Ordinaries

Safety improved

- Santos improved safety during 2007 with injury rate, as measured by total recordable case frequency rate, falling by 17% to 5.3 in 2007.

Reserves grow strongly, at low cost

- Proven plus Probable year-end reserves increased to 879 mmboe, representing a reserve replacement ratio of 178% for 2007 and a three-year rolling average of 234%. Over the past four years, Santos has also reduced the cost of a replacement barrel to around $13, from about $17 in 2004.

Successful off-market buy-back

- Santos completed an off-market buy-back for approximately $300 million of ordinary shares. The Company acquired 4.1% of its issued capital at the maximum discount of 14% to the prevailing market price.

Shareholder cap to go

- The South Australian Government repealed legislation restricting any one shareholder from having more than 15% of Santos' shares, enhancing the Company's ability to pursue its growth strategy.

United States business divested

- Santos finalised the sale of its United States business, entering into agreements to sell these interests for approximately US$70 million as part of its broader strategy to focus its international business in Asia.

Moomba Carbon Storage progressed

- The Moomba Carbon Storage project has the potential to create a practical and world-leading climate change facility supporting clean energy throughout eastern Australia. Santos is continuing to pursue support for this project with a range of stakeholders.

Strategic gains in 2007 signal an exciting period of **transformation** for Santos from a leading domestic oil and gas producer to a major exporter of LNG.



Cooper Basin oil
Unique infrastructure and know-how

18



Western Australia oil and gas
Growth at higher prices



Asian growth
Growing international profile

22

2007 operating and financial highlights

- Production of 59.1 mmboe and sales revenue of $2.5 billion, in line with forecast.
- EBITDAX of $1,733 million.
- Net profit after tax of $441 million, down 32%, negatively impacted by higher depreciation and depletion, and one-off items.
- Full-year dividend unchanged at 40 cents per share.
- Strong 2007 reserves replacement ratio of 175% (Proven) and 178% (Proven plus Probable).
- Contingent resources increased 15% to 2.6 billion boe.

	2007	2006	% change
Sales ($million)	**2,488.5**	2,750.3	(10)
Operating profit before tax ($million)	**601.0**	964.7	(38)
Cash flow from operations ($million)	**1,213.9**	1,550.3	(22)
Earnings per share (cents)	**68.9**	102.8	(33)
Ordinary dividends per share (cents)	**40.0**	40.0	0
Cash flow per share (cents)	**205.6**	260.0	(21)
Total shareholders' funds ($million)	**3,310.5**	3,355.5	(1)
Return on average ordinary equity (%)	**15.2**	23.8	(36)
Return on average capital employed (%)	**10.4**	15.1	(31)
Net debt/(net debt plus equity) (%)	**36.4**	30.2	21
Net interest cover (times)	**6.4**	10.1	(37)


Production by product
59.1 mmboe
56.0
61.0
59.1
60
40
20
0
2005
2006
2007
Sales gas & ethane
Crude oil
LPG
Condensate
LNG


Sales revenue
$2,489 m
3,000
2,500
2,000
1,500
1,000
500
0
2,463
2,750
2,489
2005
2006
2007
Sales gas & ethane
Crude oil
LPG
Condensate
LNG


Operating cash flow
$1,214 m
1,800
1,500
1,200
900
600
300
0
1,458
1,550
1,214
2005
2006
2007


Net profit after tax
$441 m
800
600
400
200
0
762
643
441
2005
2006
2007


Dividends per share
40 cents
125
100
75
50
25
0
124
38
103
40
69
40
2005
2006
2007
Earnings per share
Ordinary dividend per share


Return on equity
15.2%
40
35
30
25
20
15
10
5
0
35.1
23.8
15.2
2005
2006
2007


Gearing
36.4%
2,100
1,800
1,500
1,200
900
600
300
0
1,599
1,450
1,896
36.4%
2005
2006
2007
Gearing
Net debt


Safety performance
5.3
Total recordable case frequency rate (per million hours worked)
8
6
4
2
0
4.9
6.4
5.3
2005
2006
2007

Progress made on the growth strategy in 2007

LNG projects > page 14

- $7 billion Gladstone LNG project announced, with freehold site acquired and Significant Project status granted by the Queensland Government.
- Santos share in the Darwin LNG project increased from 10.6% to 11.4% through a formal redetermination process.
- Ongoing appraisal and concept studies of Timor/Bonaparte gas discoveries to support the further potential expansion of the Darwin LNG plant.
- PNG LNG pre-front-end engineering and design progressed, along with regulatory processes.

Eastern Australia gas > page 16

- Coal seam gas activity increased to support Gladstone LNG.
- Ethane contract with Qenos extended to supply up to an additional 56 PJ.
- Henry and Kipper gas projects sanctioned.
- Conditional contracts with Nexus Energy finalised to process and purchase up to 350 PJ gas and liquids from the Longtom field.

Cooper Basin oil > page 18

- 132 wells drilled with a 73% success rate.
- 8 mmbbl of 2P reserves added.
- Production rates of approximately 9,100 bopd net to Santos.

Western Australia oil and gas > page 20

- Three new John Brookes gas supply contracts awarded by Newmont, Barrick Gold and Jabiru Metals.
- Front-end engineering and design started for the Reindeer gas field.

Asian growth > page 22

- Oil production started from the Oyong field, offshore East Java.
- New country entry into India and Bangladesh, with Magnama well results under evaluation.
- 3D seismic acquired over Song Hong Basin, offshore Vietnam.


Santos share price vs ASX All Ordinaries Index three-year relative performance
$
16
14
12
10
8
6
4
2
Oyong & Maleo sanction
John Brookes start-up
Casino start-up
Vietnam acreage awarded
$300 million share buy-back
Parliamentary approval to remove 15% shareholding cap
Henry, Kipper sanction
Tipperary acquisition
Bayu-Undan LNG start-up
Maleo start-up
Gladstone LNG announced
Bangladesh acreage awarded
Mutineer-Exeter start-up
Caldita discovery
India acreage awarded
Oyong oil start-up
January 2005
January 2006
January 2007
December 2007
Santos (STO)
ASX All Ordinaries



Review by Stephen Gerlach
Chairman

Solid performance with exciting outlook

After record production and profits in 2006, Santos produced another solid performance in 2007.

Production was in line with guidance for the third successive year at 59.1 mmboe, although 3% lower than in 2006.

Net profit after tax of $441 million was 32% lower than 2006, reflecting the decline in higher margin oil production, the increasing contribution of lower margin gas in our product mix, rising industry costs leading to higher depreciation and depletion charges, higher taxes, and a strong dollar.

Share price performance

Against the backdrop of a volatile share market, Santos was one of the best performing stocks among leading Australian companies in 2007, with a strong gain in the share price and healthy dividends resulting in total shareholder return of 48%.

Share market sentiment toward Santos was influenced by several factors including rising world energy prices, a realisation that Santos was strategically poised to be a major beneficiary of the removal of the 15% shareholding restriction, and the announcement of our intention to construct a LNG plant at Gladstone in Queensland.

Dividend maintained

The Board of Directors declared a final dividend of 20 cents per share. With the earlier interim payment maintained at the same level, shareholders received a full-year dividend of 40 cents per share – unchanged from 2006.

Pivotal year for strategy

For Santos, 2007 marked a pivotal year in the implementation of our strategy to gain exposure to global prices for our large-scale resources, which we expect to transform the Company through significant volume growth and margin expansion.

It is now evident that sufficient coal seam gas exists in eastern Australia for Santos to develop a large-scale LNG export business.

The creation of this export channel will underpin a fundamental shift in the value of Santos' eastern Australia gas resources as the gap between Asian and domestic energy prices closes.

Santos was the early mover in recognising and capturing this opportunity, and has positioned itself by amassing a large, high-quality coal seam gas resource position and by leading the development of an export LNG project at Gladstone.

In Asia, Santos continued to build a portfolio of growth opportunities in new markets including Vietnam, India and Bangladesh, as well as expanding our interests in Indonesia and Papua New Guinea.

Off-market buy-back

Santos completed an off-market buy-back tender for approximately $300 million of ordinary shares in June 2007. The initiative reflected our significant franking credit balance and the Board's view that the Company's shares were being undervalued by the market.

Directors were delighted with the results of the buy-back which saw us acquire 4.1% of our issued capital at the maximum discount of 14% to the prevailing market price.

Shareholding restriction to go

In November 2007, and at our request, the South Australian Parliament repealed the legislation which restricts any one shareholder from having an entitlement to more than 15% of Santos' shares.

Believing the shareholder cap is no longer relevant, the Board was extremely pleased with this outcome, which takes effect on 29 November 2008. The cap's removal will mark an exciting new era for Santos as it pursues its many growth initiatives.

Sidoarjo mudflow incident

While the mudflow from the Sidoarjo incident in East Java continues, there were a number of positive developments during 2007.

These include general containment of the mud within the existing dyke system, establishment of the Sidoarjo Mud Mitigation Agency, continued active support and funding by the Government of Indonesia for relief efforts and infrastructure replacement, a reduction in the number of refugees affected by the incident and a recent decision by the South Jakata District Court in respect of responsibility for the incident, which was in favour of all defendants, including Santos Brantas Pty Ltd.

At the Board table

The appointment of Mr Kenneth Borda in February 2007 was the only change to the Board of Directors during the year.

Mr Borda, 55, has extensive international business experience and was formerly CEO – Middle East and North Africa of Deutsche Bank, based in Dubai.

On behalf of the Directors, I again thank everyone at Santos for their continuing commitment to protecting and advancing the interests of shareholders.

Stephen Gerlach
Chairman

13 March 2008

Entering a period of transformation through significant price and volume growth



Review by John Ellice-Flint
Managing Director

Many critical pieces of Santos' growth strategy were put into place during 2007. This strategy is all about gaining exposure to global prices for our large-scale resources.

The international trends for the oil and gas industry are becoming increasingly clear and Santos is well positioned to capitalise on them.

Unprecedented global economic growth, including the industrialisation and urbanisation of China and India, will continue for several decades as billions of people aspire to a better way of life.

This growth is energy intensive and is causing a step change in energy demand and pricing. Where will this energy come from? In what forms? Over what timeframe? These issues are not yet resolved.

The world is increasingly reliant on less stable areas for energy supplies. About 90% of new primary energy production is projected to come from transitioning and developing economies, up from 60% in the previous three decades.

In this regard, Australian energy supplies are increasingly seen as lower risk.

The potential to substitute coal and nuclear power for oil is limited by greenhouse gas impacts, environmental regulations, resource issues and voter opposition. In this environment, natural gas is increasingly becoming the fuel of choice.

To meet the growing levels of demand, the oil and gas industry is investing heavily in unconventional technologies. Oil sands, coal seam gas and tight gas are rapidly becoming the mainstream as higher oil and gas prices render them economic.

Consistent with these trends, global demand for LNG continues to expand. Asian demand for LNG imports is predicted to grow by 85% over the next five years, while LNG imports to the United States increased by about 35% in 2007 alone to meet the shortfall in domestic gas production.

LNG, which is marketed globally at prices linked to oil, has seen recent contract prices of more than four times the prevailing price of gas in eastern Australia.

Strategy to meet growing energy demand

Santos' strategy and portfolio fit these trends. As Australia's largest domestic gas producer, Santos has the scale, expertise and cash flow necessary to take our business to the next level.

Specifically, we intend to:

- Provide reliable LNG exports and grow our LNG portfolio to greater than 50% of our total production by 2020, through an industry-leading project at Gladstone in Queensland, the expansion of Darwin LNG, and Papua New Guinea's first LNG project.
- Maintain our leading position in unconventional gas in Australia. Santos' coal seam gas reserves in Queensland now exceed our conventional gas reserves from the Cooper Basin, in addition to the tight gas potential in the Cooper Basin. Santos' Gladstone LNG project will be the world's first large-scale project to convert unconventional gas to LNG.
- Continue to build our business in Asia, with our recent entry into Vietnam, India and Bangladesh adding to our position in Indonesia and Papua New Guinea.

At a time when exploration and production companies are finding reserves difficult to replace and growth hard to achieve, Santos has built a portfolio which can quadruple the size of its reserves base in the next decade from already captured opportunities.

The next few years promise to be exciting for our shareholders, employees, customers and partners as we realise our vision to be a leading energy company in Asia.

Safety improved

Santos improved safety during 2007 by successfully implementing new standards on process safety and achieving a reduction in the rate of injuries to employees and contractors.

Injury rate as measured by total recordable case frequency rate fell by 17% to 5.3 in 2007. This performance improvement in 2007 was an excellent achievement and a reflection of the hard work put in by many people across the Company.

Our safety systems and performance were recognised during 2007, with Santos winning four of the six categories at the Self Insurers of South Australia safety awards and two awards at the Safe Work SA awards, including Employer of the Year.

Review by John Ellice-Flint, Managing Director (continued)


Proven plus Probable reserves
mmboe
$
800
600
400
200
0
16
12
8
4
0
643
774
819
879
2004
2005
2006
2007
1P 2P – Reserve replacement cost

Santos has achieved a three-year rolling average 2P reserve replacement ratio of 234% and reduced replacement cost to approximately $13 per barrel.

Santos has an extensive work program planned for 2008 and is projecting a record number of work-hours for employees and contractors. We are challenging the organisation to target its best total recordable case frequency rate performance with a target of less than 4.8 in 2008, that is 4.8 injuries for every million hours worked.

Solid operational performance

Santos' operating performance in 2007 was sound and, while our production volumes were down, they were in line with our guidance. The lower profit reflects these lower volumes, industry cost pressures which are impacting expected future development costs, and higher taxes.

Earnings before interest, tax, depreciation, depletion, exploration and impairment expenses of $1.7 billion were 19% lower than in 2006.

Net profit after tax of $441 million was adversely affected by the cost factors being felt across the industry.

Our average gas price received increased by 6% to $3.95 per gigajoule. A 19% increase in the United States dollar oil price was offset by the stronger Australian dollar exchange rate. In Australian dollar terms, the oil price of $92.10 was 3% above 2006.

Reserves grow strongly, at low cost

Santos is entering a period of unprecedented reserve growth from discovered resources, much of which the Company has captured early and at low cost.

Our contingent resource base, which has grown to 2.6 billion boe, or roughly 15 trillion cubic feet of gas, is mostly pointed at LNG opportunities.

Santos' Proven plus Probable (2P) year-end reserves increased to 879 mmboe, representing a reserve replacement ratio of 178% for 2007 and a three-year rolling average of 234%. This places us within the top quartile of our peer companies globally.

The rate of replacement is only half the story. The cost of replacement is perhaps even more important. Over the past four years, we have been able to reduce the cost of a replacement barrel to around $13, from about $17 in 2004.

Our reserves and production leadership provide the opportunity for step changes in both the price and volume of sales we can deliver into Asian markets.

Gladstone LNG the inflection point

Santos' traditional focus has been on the domestic Australian market, where we are the largest gas producer. Our strategy for the future is to sell our products in Asia at higher prices, where demand is growing strongly.

Coal seam gas is the driver of this transformational strategy and Gladstone LNG is critical to this process. It creates a value uplift point by directing our coal seam gas into LNG export markets.

The substantial price difference between eastern Australia and South East Asia gas prices is unsustainable, especially as demand in both markets is rapidly increasing and there is now sufficient gas to make export viable.

Santos is clearly not the only company to recognise the potential of exporting coal seam gas but does have the leading position among potential east coast LNG producers.

We have a large and growing reserves base, a freehold site to build the LNG plant and our proposal has been designated a Significant Project by the Queensland Government – the only proposed LNG project to have this status.

United States business divested

Santos finalised the sale of its United States business in July 2007, entering into agreements to sell these exploration and production interests for approximately US$70 million.

The decision to sell the United States business was part of Santos' broader strategy of focusing our international business in Asia: the region where our geologic knowledge, experience and networks are strongest and where energy demand is growing faster than anywhere else in the world.

Sustainability leadership an advantage

Santos has placed sustainability at the forefront of all corporate activity for many years and has been a leader among major Australian companies in arguing for immediate and meaningful action to combat climate change.

In 2007 our leadership in this area was evident.

We were a founding member of the Australian Business & Climate Group, which comprised nine leading companies from the resource, energy, infrastructure and finance industries.

The group published a report recommending the development of a national climate change response to address five main elements: global action, emissions trading, complementary measures, low emissions technology strategy and an adaptation strategy.

'Santos has built a portfolio which can quadruple the size of its reserves base in the next decade from already captured opportunities.'

Santos also won the Australian Petroleum Production and Exploration Association's Environment Award. This award recognised our five-year partnership with university researchers which has provided a valuable insight into how offshore exploration and whales can coexist.

We are also very proud of our new Santos Centre in Adelaide which exemplifies sustainable building design.

Moomba Carbon Storage progressed

Another confirmation of our commitment to environmental sustainability was Santos' continuing efforts to build public policy support for carbon geosequestration generally, and the Moomba Carbon Storage project in particular.

The extensive gas processing, storage and transport infrastructure of eastern Australia has the potential to play a critical role in Australia's response to climate change.

Since 2006, Santos has been incubating Moomba Carbon Storage – a project that would transform Moomba from an iconic piece of Australia's energy infrastructure into a practical and world-leading climate change facility supporting clean energy throughout eastern Australia.

Santos is continuing to discuss the project with a range of stakeholders, including federal and state governments, and relevant industry participants, including power generators, pipeliners and infrastructure funds.

Outlook for unprecedented growth

Santos has a rich suite of LNG opportunities, from new projects in Papua New Guinea and Gladstone, to expansions at Darwin and exploration opportunities in the Browse Basin and Indonesia.

Developing these resources, and the export facilities necessary to monetise them, creates a new set of quality investments for Santos. The richness of our emerging developments is a distinguishing characteristic as we move into the last part of this decade.

In the immediate term, the production outlook for 2008 is for 56–58 mmboe, marginally down on 2007.

Volume gains from attractive development projects, such as Henry and Kipper in Victoria, Reindeer in Western Australia and Chim Sao in Vietnam, will arrest this decline as we build momentum toward a step change in cash flow growth.

We look forward to a return to production growth in 2009.

There will be a steady flow of important milestones that will act as catalysts for the Company as our growth prospects mature.

Over the longer term, no other company has the breadth of resources potential, nor is better placed to develop them, than Santos.



John Ellice-Flint
Managing Director

13 March 2008



Santos Centre: the knowledge base

Designed with a long-term horizon, Santos' new head office is an innovative blend of people-friendly workspaces and leading edge technology.

It incorporates the Company's strong commitment to sustainability and the health and wellbeing of Santos' employees.

A sound operating performance



Review by Peter Wasow
Chief Financial Officer

Production and sales

Total sales revenue for the 12 months to 31 December 2007 was $2,489 million, down 10% on the record $2,750 million achieved in 2006.

The lower revenue reflects a 3% decline in production volumes of 59.1 mmboe and a 15% appreciation in the Australian–US dollar exchange rate, partially offset by higher commodity prices.

Product prices increased

Higher commodity prices were evident across Santos' portfolio, with the average gas price increasing by 6% to $3.95 per gigajoule.

A 19% increase in the US dollar oil price was offset by the stronger Australian dollar exchange rate. In Australian dollar terms, the oil price of $92.10 was 3% above that of 2006.

Production costs and netback

Unit production costs of $7.59/boe were 18% higher than in 2006, reflecting the start of production from Oyong, and Maleo and Darwin LNG producing for the full year.

In addition, cost increases primarily resulted from industry cost pressures, increased trucking costs relating to the Moonie to Brisbane pipeline failure and higher Bayu-Undan costs resulting from the total plant and pipeline shutdown.

The cash margin per boe sold, or netback, of $30.80 per boe was 6% lower than in 2006, reflecting the higher production costs, higher amounts of Petroleum Resources Rent Tax and the commencement of Additional Profits Tax for the Bayu-Undan field.

Depreciation and depletion

Depreciation and depletion expense of $12.84/boe was 13% higher than 2006 as the benefits of reserves additions were outweighed by higher future development costs.

The expense also reflected a full year of production from Casino, Darwin LNG and Maleo, the start-up of Oyong production and the acquisition of Santos' Bangladesh interest.

Net profit after tax

Net profit after income tax decreased by $203 million to $441 million and earnings per share decreased by 33% to 68.9 cents.

Cash flow and balance sheet

Operating cash flow remained strong at $1,214 million, although 22% below 2006, as a result of decreased sales volumes and increased payments for royalties, excise, Petroleum Resources Rent Tax and income taxes, partly offset by higher product prices and lower payments to suppliers.

Net debt of $1,896 million was $446 million higher than at the end of 2006, primarily as a result of the $300 million share buy-back undertaken during the year, acquisition activity and capital expenditure.

Santos' net debt/net debt plus equity ratio increased from 30.2% in 2006 to 36.4% at the end of 2007.

Major announcements made by Santos during 2007

22 Jan	New $90 million Newmont gas supply contract awarded
23 Jan	Santos CSG supplementary bidders statement and extension of offer
24 Jan	2006 Fourth Quarter Activities Report
30 Jan	Santos proposes new superior transaction with QGC
9 Feb	Caldita-2 drilling update
12 Feb	Indian exploration acreage awarded
15 Feb	Santos submits formal 'superior' offer to QGC Board
15 Feb	New General Counsel and Company Secretary appointed
15 Feb	International banker appointed to Board
21 Feb	Santos confirms it will not proceed with offer for QGC
22 Feb	2006 Full Year Results: underlying net profit a record $683 million, up 7%
23 Feb	Managing Director remuneration arrangements
29 Mar	2006 Annual Report, Sustainability Report and Notice of Meeting released
11 Apr	Commencement of PNG LNG pre-front-end engineering study
24 Apr	2007 First Quarter Activities Report
26 Apr	Longtom contract finalised
1 May	South Australian Government review of 15% shareholding cap
1 May	2007 Annual General Meeting
14 May	$300 million off-market buy-back announced
15 May	Cooper Basin ethane contract with Qenos extended
31 May	Off-market buy-back booklet released
14 Jun	Moomba Carbon Storage demonstration project
15 Jun	Santos lodges submission to South Australian Government shareholding cap review
30 Jun	Off-market buy-back successfully completed
03 Jul	New Executive Vice President Growth Businesses appointed
16 Jul	Santos sells its United States interests
18 Jul	Multi-billion dollar Gladstone LNG project proposed
26 Jul	2007 Second Quarter Activities Report
30 Jul	Santos interest in Bayu-Undan development increased
30 Jul	Moonie to Brisbane pipeline incident
14 Aug	Commencement of front-end engineering and design for Reindeer field
23 Aug	2007 Interim Results: underlying net profit after tax of $305 million
11 Sep	Santos discussions with South Australian Government regarding 15% shareholding cap
24 Sep	First oil from Oyong development
16 Oct	South Australian Government decision to remove Santos 15% shareholding cap
25 Oct	2007 Third Quarter Activities Report
26 Oct	Santos acquires interests in Bangladesh
30 Oct	Mutineer-13 drilling result
22 Nov	South Australian Parliamentary approval of 15% shareholding cap removal
28 Nov	Henry gas project sanctioned
19 Dec	Kipper gas project sanctioned
24 Dec	Mutineer-Exeter production update
28 Dec	Indonesian court decision regarding Banjar Panji-1 well incident

Dates shown are when announcements were made to the exchanges where Santos' shares are listed: the Australian Securities Exchange (ASX) and NASDAQ.

As part of Santos' continuous disclosure, the Company informs the market of information that may affect the Company's share price. All material announcements disclosed to the ASX are published on Santos' website, www.santos.com.

The Santos website provides an email alert facility where people can register to be notified, free of charge, of Santos' News Announcements via email, as well as an RSS feed which allows people to view these announcements using RSS reader software.


Santos

The world of Santos

Egypt

North Qarun
Cairo (El Qahira)
Suez (El Suweis)
Egypt
Sinai Peninsula
Ras Abu Rudeis
South East July

Kyrgyzstan

Kazakhstan
Uzbekistan
Naushkent SKaag
West Soh
Soh
Tuzluk
AkBura
China
Tajikistan

India and Bangladesh

India
Kolkata
Block 5
Block 10
Block 16
Burma
Bay of Bengal
NEC-DWN-2004/2
NEC-DWN-2004/1

Indonesia and Vietnam

Burma
Laos
101-100/04 PSC
Thailand
Cambodia
South China Sea
12 PSC
Kakap PSC (Indonesia)

Browse, Timor and Bonaparte

Timor
NT/P69
NT/P48
NT/P61
JPDA 03-12
AC/L1
AC/L2
AC/L3
Australia
NT/RL1
WA-6-R
WA-18-P
WA-27-R
WA-274-P
WA-281-P
Darwin
Northern Territory
Western Australia

Amadeus Basin

Northern Territory
OL4
OL3
Alice Springs
Brewer Estate
Mereenie
OL5
Palm Valley
Dingo
RL2

Carnarvon Basin

Indian Ocean
WA-26-L
WA-27-L
WA-191-P(1)
WA-1-P(1)
WA-8-L
WA-191-P(2)
WA-208-P
WA-20-L
WA-1-P(2)
WA-214-P (1)
WA-246-P
WA-209-P
WA-33-R
WA-15-L
WA-214-P(2)
WA-13-L
WA-7-L
WA-290-P
WA-358-P
WA-264-P
Dampier
Western Australia

Cooper/Eromanga Basins

ATP 661P
Queensland
ATP 783P
Wareena
South Australia
Aquitaine 'C'
ATP 752P B
Alkina
Aquitaine 'B'
ATP 299P
ATP 636P
Aquitaine 'A'
ATP 820P
ATP 765P
Moomba
PEL 114
ATP 543P S
New South Wales

Surat/Bowen Basins

Queensland
ATP 553P
ATP 337P
ATP 804P
ATP 526P
ATP 332P
ATP 653P
ATP 685P
Fairview
Scotia
ATP 592P
ATP 336P
Waldegrave
ATP 470P RD
ATP 471P
Roma
Brisbane
ATP 626P
NSW

Otway Basin

Victoria
PEP 160
Hamilton
Mt Gambier
Geelong
VIC/P44
VIC/L22
VIC/P51
VIC/L24
La Bella
VIC/RL7
Tasmania
King Island

Sorell Basin

Victoria
T/40P
King Island
T/35P
T/48P
Bass Strait
T/32P
T/33P
Launceston
T/36P
Tasmania
Hobart

Gippsland Basin

Victoria
Orbost
VIC/P39(V)
VIC/P55
VIC/L21
VIC/RL3
VIC/RL2
Kipper
Bass Strait

Detailed exploration maps are available on the Santos website www.santos.com.


Kutei Basin
Kalimantan
Bontang
Santan
Samarinda
Senipah
Popodi PSC
Donggala PSC
Papalang PSC
Makassar Strait
0 50
kilometres
East Java Basin
Java Sea
Sampang PSC
Madura Offshore PSC
Madura Island
Maleo
Surabaya
Brantas PSC
Grati
Nth Bali 1 PSC
East Java
Bali
0 50
kilometres
West Papua and Papua New Guinea
Cross-Catalina
Papua New Guinea
Warim PSC
Kau
PDL 1
PRL 5
Hides
Ketu
Elevala
West Papua
PDL 3
SE Gobe
Barikewa
PRL 9
0 100
kilometres

Kyrgyzstan
Fergana Basin

Bangladesh
Bengal Basin

India
NE Coast Basin

Song Hong Basin

Nam Con Son Basin
Chim Sao, Dua

West Natuna Basin
Kakap PSC

Kutei Basin
Hiu Aman

East Java Basin
Jeruk, Maleo,
Oyong, Tanggulangin,
Wortel, Wunut

Bayu-Undan,
Barossa, Caldita,
Elang-Kakatua
Evans Shoal

West Papua and Papua New Guinea
Hides, SE Gobe, Barikewa

Timor/Bonaparte

Jabiru-Challis

Wickham Point

Browse Basin

Petrel, Tern

Carnarvon Basin
Barrow, Hurricane,
John Brookes, Legendre,
Mutineer-Exeter, Reindeer,
Stag, Thevenard

Amadeus Basin
Mereenie, Palm Valley,
Brewer Estate

Surat/Bowen Basins
Fairview, Gladstone LNG,
Lytton, Moonie, Roma,
Scotia, Wallumbilla

Cooper/Eromanga Basins
Moomba, Ballera, Jackson

Houtman Basin

Port Bonython

Otway Basin
Casino, Henry, Minerva

Gippsland Basin
Patricia-Baleen,
Sole, Kipper

Sorell Basin

Key to maps
- Exploration
- Production
- Processing and load-out facility
- Oil field
- Gas field
- Oil pipeline
- Gas pipeline

Production statistics 2007

	Total 2007 Field units	**Total 2007 mmboe**	Total 2006 Field units	Total 2006 mmboe
Sales gas, ethane and LNG (PJ)				
Cooper	**94.7**	**16.3**	109.2	18.8
Surat/Bowen/Denison	**34.9**	**6.0**	29.4	5.1
Amadeus	**13.1**	**2.2**	12.7	2.2
Otway/Gippsland	**30.1**	**5.2**	26.3	4.5
Carnarvon	**30.6**	**5.3**	31.7	5.4
Bonaparte	**15.1**	**2.6**	13.1	2.2
Indonesia	**19.4**	**3.3**	6.8	1.2
Bangladesh	**1.2**	**0.2**	0.0	0.0
United States	**2.9**	**0.5**	6.1	1.0
Total production	**242.0**	**41.6**	235.3	40.4
Total sales volume	**239.4**	**41.2**	254.8	43.8
Total sales revenue ($million)		**944.1**		944.2
Crude oil ('000 bbls)				
Cooper	**3,324.4**	**3.3**	3,455.1	3.5
Surat/Denison	**60.8**	**0.1**	66.8	0.1
Amadeus	**151.8**	**0.2**	139.3	0.1
Legendre	**387.1**	**0.4**	462.0	0.5
Thevenard	**391.1**	**0.4**	390.4	0.4
Barrow	**679.0**	**0.7**	687.5	0.6
Stag	**2,337.8**	**2.3**	2,768.9	2.8
Mutineer-Exeter	**3,687.8**	**3.7**	4,865.1	4.9
Elang-Kakatua	**76.5**	**0.1**	160.8	0.2
Jabiru-Challis	**148.6**	**0.1**	157.1	0.1
Indonesia	**418.7**	**0.4**	111.6	0.1
SE Gobe	**224.7**	**0.2**	267.5	0.3
United States	**18.8**	**0.0**	38.6	0.0
Total production	**11,907.1**	**11.9**	13,570.7	13.6
Total sales volume	**11,257.1**	**11.3**	13,452.2	13.5
Total sales revenue ($million)		**1,036.8**		1,202.0

	Total 2007 Field units	**Total 2007 mmboe**	Total 2006 Field units	Total 2006 mmboe
Condensate ('000 bbls)				
Cooper	**1,495.1**	**1.4**	1,618.9	1.5
Surat/Denison	**33.2**	**0.0**	24.0	0.0
Amadeus	**87.2**	**0.1**	58.0	0.1
Otway	**27.4**	**0.0**	23.2	0.0
Carnarvon	**441.0**	**0.4**	424.6	0.4
Bonaparte	**1,618.4**	**1.5**	2,384.4	2.3
Bangladesh	**0.4**	**0.0**	0.0	0.0
United States	**65.4**	**0.1**	124.2	0.1
Total production	**3,768.1**	**3.5**	4,657.3	4.4
Total sales volume	**3,926.0**	**3.7**	4,623.9	4.3
Total sales revenue ($million)		**330.1**		397.3
LPG ('000 t)				
Cooper	**165.2**	**1.4**	200.6	1.7
Surat/Denison	**2.1**	**0.0**	0.0	0.0
Bonaparte	**76.2**	**0.7**	106.3	0.9
Total production	**243.5**	**2.1**	306.9	2.6
Total sales volume	**248.6**	**2.1**	294.0	2.5
Total sales revenue ($million)		**177.5**		206.8
Total				
Production (mmboe)		**59.1**		61.0
Sales volume (mmboe)		**58.2**		64.1
Sales revenue* ($million)		**2,488.5**		2,750.3

* Full year 2006 sales revenue has been restated to exclude an $18.8 million gain on embedded derivatives in sales contracts due to a change in statutory accounting disclosures.

Reserves statistics 2007

Proven plus Probable reserves (Santos share) by activity

	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Reserves year end 2006	3,949	75	43	2,895	819
Production	-242	-12	-4	-243	-59
Additions	551	16	4	330	117
Acquisitions/divestments	13	0	0	0	2
Estimated reserves year end 2007	4,271	79	43	2,982	879

Proven plus Probable reserves (Santos share) by area

Area	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
Cooper Basin	783	39	11	1,560	197
Onshore Northern Territory	113	2	1	0	23
Offshore Northern Territory	325	0	20	1,011	84
Eastern Queensland	1,667	0	0	14	287
Southern Australia	404	0	5	397	77
Carnarvon Basin	768	34	6	0	171
Papua New Guinea	0	1	0	0	1
Indonesia	187	3	0	0	35
Bangladesh	24	0	0	0	4
Total	4,271	79	43	2,982	879

Reserves (Santos share)
(mmboe)

	Year end 2006	Production	Additions	Acquisitions/ divestments	Year end 2007
Proven (1P) reserves	441	-59	100	3	485
Proven plus Probable (2P) reserves	819	-59	117	2	879
2C Contingent Resources*	2,248	0	359	-12	2,595

* '2C Contingent Resources' were previously called 'best estimate resources'. The name has been changed to be consistent with the updated SPE/WPC/AAPG/SPEE Guidelines issued in March 2007.

Defining reserves

Santos has in place an evaluation and reporting process that is in line with international industry practice and conforms with the Petroleum Resource Management System (PRMS) published by the Society of Petroleum Engineers (SPE), World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG) and the Society of Petroleum Evaluation Engineers (SPEE).

Reserves are defined as those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. Santos reports reserves net of the petroleum required for processing and transportation to the customer. Reserves reported are based on, and accurately reflect, information compiled by full-time employees of the Company who have the requisite qualifications and experience prescribed by the ASX Listing Rules.

Externally audited booking process

In excess of 80% of Santos' year-end 2007 reserves and contingent resources were audited by independent experts, Gaffney Cline & Associates (conventional assets) and Netherland Sewell and Associates (coal seam gas assets). The auditors found that: 'Based on the outcomes of the audits of Santos' major assets and our understanding of the estimation processes employed by Santos, we are of the opinion that, in aggregate, the total volumes summarised in the Santos summary table represent a reasonable estimate of Santos' December 31, 2007 reserve and contingent resources position.'

LNG projects

Gladstone LNG set to transform Santos through volume growth and margin expansion



Artist's impression of the proposed Gladstone LNG plant, Curtis Island, Queensland.

Santos' strategic opportunity

Favourable LNG dynamics	Santos well positioned
Booming demand for LNG	Multiple LNG opportunities
Large gas resources a prerequisite	Significant contingent resource positions with quality assets
Gladstone LNG	50–70 trillion cubic feet of coal seam gas potential resource, freehold site acquired
PNG LNG	Hides field critical to PNG LNG
Darwin LNG expansion	Santos 40% interest in 8+ trillion cubic feet of resources

Santos' plan to build an LNG business from its eastern Australia coal seam gas resources is a transformational initiative.

The $7 billion Gladstone LNG project augments Santos' leadership position in the domestic Australian gas market and is the leading proposal to export Queensland gas to world markets.

Gladstone LNG sits strategically with Santos' other LNG initiatives in Darwin, Papua New Guinea and, potentially, in the Browse and Kutei Basins in Western Australia and Indonesia respectively.

Over the past five years, the global LNG market has changed dramatically, with the terms of trade now much more favourable to producers. Between 2000 and 2002, contracts to sell LNG to China enabled the development of several major projects, but at prices near historic lows.

The rising prices of recent years, accompanied by the stronger linkages of world gas and oil prices, means Santos is developing its LNG projects at the right time.

Gladstone LNG a game-changing enterprise

The announcement in 2007 of Santos' plans for the Gladstone LNG plant represented the culmination of five years of effort in building the Company's coal seam gas business.

Strategic, incremental acquisitions of acreage in the Fairview, Scotia and Roma areas in Queensland and in the Gunnedah Basin in New South Wales now see Santos with licence areas spanning more than 30,000 square kilometres.

Certified 2P reserves in Santos' Queensland coal seam gas fields have increased to more than 1,600 PJ. With 3P reserves plus high-side contingent resources of approximately 14,500 PJ, Santos' focus is on appraisal drilling, with 600 wells planned before the first shipment of LNG from Gladstone in 2014.

Santos has four valuable coal seam gas assets with a total resource in the region of 50–70 trillion cubic feet of gas. This is enough gas to supply all of Australia's domestic gas needs for at least 100 years.

It is this build-up of coal seam gas resources that will enable Santos to make Gladstone LNG a reality.

In 2007, Santos acquired a freehold site to build the liquefication plant, including future expansions on Curtis Island in the industrial Port of Gladstone, and the project was awarded Significant Project status by the Queensland Government.

The project is on schedule to begin exporting approximately 3 million tonnes of LNG each year from 2014. Santos sees scope to increase production to 10 million tonnes per year within a few years of commencing LNG shipments.

Santos expects to award contracts for pre-front-end engineering and design in April 2008 and front-end engineering and design work on Gladstone LNG by the end of 2008, enabling a final investment decision on the project by the end of 2009.

Increased stake in Darwin LNG

During 2007, Santos increased its share in the ConocoPhillips-operated Darwin LNG development from 10.6% to 11.4% as a result of a formal redetermination process.

Darwin LNG, the Company's first major LNG investment, which commenced production in early 2006, has been a very successful venture for Santos which is the only Australian joint venture participant.

With the ongoing appraisal of significant gas resources in the region, Santos and its partners are progressing plans to expand the Darwin plant with a second processing train.

In the Bonaparte Basin, the Frigate Deep-1 well will be drilled during 2008, targeting gas 15 kilometres west of the Tern field.

PNG LNG well progressed

The proposed PNG LNG development made very good progress in 2007 within the joint venture and in moving through regulatory and approval processes with the PNG Government.

The joint venture, in which Santos currently has a 13.8% share, anticipates front-end engineering and design will commence early in 2008 and a final investment decision will be made in 2009 to enable first gas to be exported by 2013.

ExxonMobil will operate the project on behalf of the joint venture.

Eastern Australia gas

Unique ability to benefit from changing market dynamics, including LNG export



Inspection of Compressor Site 2, Fairview coal seam gas field, eastern Queensland.

Santos' strategic opportunity

Strong market growth	Santos is well positioned
Gas demand growing strongly	Large uncontracted gas position, demonstrated contracting capability
Gas is a low carbon emission fuel	Increasing gas demand and price
Coal seam gas is emerging to fill market demand and provide export mechanism	Established leader in coal seam gas
Otway Basin now a major gas producing area	Largest acreage operator in Otway/Sorell Basins

Recent years have seen a significant transformation of the eastern Australia gas sector, including:

- the near-term prospect of production and export of LNG from Australia's east coast;
- the emergence of coal seam gas as a large-scale, credible and reliable source of supply; and
- new pipeline interconnections which have improved market flexibility.

Along with these changes, domestic gas demand is forecast to increase rapidly.

Gas is becoming the natural fuel of choice for the next generation of power stations in eastern Australia as concerns grow over carbon emissions and water use associated with coal-fired power generation.

Natural gas fired power stations typically emit up to 60% less carbon dioxide than a coal-fired power generator. In addition, a wet coal fired power generator uses 200 times the amount of water than an equivalent dry gas fired power generator.

Santos is in a strong competitive position to be a prime beneficiary of these changes.

The Company has a high quality portfolio of strategically important assets and infrastructure, and is a low cost producer. It has large uncontracted gas resources in an environment of rising gas prices.

In coal seam gas, Santos' Fairview field rates as one of the world's best coal seam assets and the Company is continuing to build on its leading position in this sector.

East coast LNG offers high-value export

Santos' proposed Gladstone LNG project will forever change the dynamics of the eastern Australia gas market by providing an export alternative for local gas production.

For some time, Santos has expressed the view that the low gas prices in eastern Australia are not sustainable.

There remains a stark difference between Asian LNG prices and Santos' average realised gas price, despite eastern Australia gas prices increasing by approximately 40% over four years.

There is a significant incentive for gas producers to sell into the high value LNG market, while continuing to provide a stable supply of gas domestically. Gladstone LNG will provide Santos with this opportunity.

Gas contracts built supply

Santos took several important steps in 2007 to strengthen its position in the eastern Australia gas market.

The South Australian Cooper Basin Producers extended their current contract to supply ethane to Qenos. The extension means the producers will supply up to an additional 56 PJ of ethane to Qenos' Botany plant in Sydney from late 2007 until the beginning of 2013.

Santos also executed conditional contracts with Nexus Energy to process and purchase up to 350 PJ of gas and associated liquids from the Longtom field in the offshore Gippsland Basin, Victoria. Gas production and processing is estimated to start by early 2009.

Together with its partners, ExxonMobil and BHP Billiton, Santos approved the Kipper gas project in Bass Strait for development. First gas production is targeted for the first half of 2011, with gross gas production rates commencing at approximately 75 TJ per day.

Design and procurement of equipment will commence in 2008 with offshore construction and installation beginning in 2010. Following start-up, Santos will take 70% of the gas production, which is twice its working interest, for four years.

Santos, on behalf of the VIC/P44 joint venture, also approved the development of the Henry gas project, offshore Port Campbell in Victoria.

Henry will be developed using existing infrastructure associated with the Casino gas field which started production in early 2006.

Development of Henry will enable additional gas sales to TRUenergy under an existing gas sales agreement for processing at its Iona facility. Production will start in 2009.

The Henry development will involve the drilling of one development well, Henry-2. During 2008, the joint venture will also test the gas potential of the Pecten High area, with two exploration wells, Pecten East-1 and Netherby-1.

Cooper Basin oil

Large-scale oil exploitation project, with extensive acreage, infrastructure and know-how



Installation of environmentally-friendly glass-reinforced epoxy flowlines, Cooper Basin Oil project.

Santos' strategic opportunity

High value opportunity	Santos' competitive advantage
Oil prices higher for longer	Using modern rigs and proven technology to increase recovery factors
Ability to execute low-cost program	Unique capabilities, knowledge, infrastructure and short cycle time
Over 700 mmbbl original oil in place	Largest onshore Australian oil acreage: more than 7.4 million acres

The Cooper Basin Oil project – Santos' initiative to increase oil production from Australia's richest onshore hydrocarbon province – remains a significant undertaking, and one which will underpin the Company's oil production rates for many years.

Drilling and production results

Santos' intensive drilling program continued in 2007 with 132 wells drilled compared to 103 in 2006.

The well success rate of 73% maintained a strike rate since launching the project of around 75% – a better performance than any other company operating in the Cooper Basin. This enabled Santos to increase 2P reserves by 8 mmbbl.

Initial online production rates from successful wells averaged a gross 160 barrels per day, meeting expectations and taking total oil production since the project began to approximately 7 mmbbl Santos share.

The Cooper Basin Oil project has the advantage of great flexibility as Santos has the equipment, people, planning systems and contractor relationships to deploy resources quickly and effectively to adjust the drilling schedule according to results.

Challenges met

Santos met considerable challenges during 2007. Heavy rains in the first half of the year limited the movement of rigs and construction crews. Associated cooler weather also caused problems in the transportation by pipeline of high pour-point (thick viscous) oil from some wells.

The 'waxing' of this oil was overcome by the optimisation of pour-point depressants and modifications to the Limestone Creek production hub to increase the temperature of the oil and split out the higher pour-point oil for separate transportation by truck.

Another impediment was the closure of the Moonie to Brisbane pipeline after a leak occurred in suburban Brisbane in late July.

In addition to the immediate emergency response and ongoing management at the site of the leak, Santos responded by arranging an intensive trucking program and the installation of additional truck loading facilities that saw about 6,000 barrels of oil per day transported from Moonie to Brisbane and Moomba by road.

A longer-term solution will be the construction of the Jackson to Moomba pipeline, which is expected to be completed by mid 2008. Engineering work to expand handling facilities at Moomba and Port Bonython in South Australia where oil is shipped to export and domestic markets is well progressed.

Change in focus for 2008

A key focus for 2008 is to build a larger inventory of drilling opportunities to provide more flexibility, and to continue to optimise the portfolio.

An area of significant potential is increased oil recovery through secondary and tertiary enhanced recovery techniques. While these techniques are relatively new to onshore Australia, they are well-proven technologies in other parts of the world.

Secondary recovery involves injecting water into wells to increase the pressure of the field and push the oil towards the producing wells. This is taking place in the Mulberry, Endeavour, Gimboola, Talgeberry, Cranstoun and Merrimelia fields, and initial results have been positive.

Santos is also assessing the use of carbon dioxide as an injection agent for enhanced oil recovery at the Tirrawarra field, about 60 kilometres north-west of Moomba. Carbon dioxide has been used as an injection agent for more than 30 years in the United States but never in Australia.

Using carbon dioxide in this way also offers the exciting potential to combat climate change. The injection of carbon dioxide captured from emissions at the Moomba gas processing plant into the Tirrawarra field is included in the first phase of Santos' proposed Moomba Carbon Storage project.

Western Australia oil and gas

Benefits realised from large gas reserves as demand and prices increase



Mutineer-Exeter floating production, storage and offtake vessel, offshore Western Australia.

Santos' strategic opportunity

Oil upside, gas prices rising	Santos well positioned
Demand for gas remains high	Uncontracted John Brookes reserves; Reindeer development opportunity
Further growth expected at higher prices	Western Australia gas market has moved to A$7.50+ per thousand cubic feet
Proven hydrocarbon systems	Multiple oil exploration and appraisal targets, short cycle time opportunities

The increasing demand for natural gas to power the Western Australia resources industry is strongly supported by Santos, and the Company is benefiting as the true economic and environmental value of this natural resource is being realised.

The strength of the Western Australia economy has underpinned growth in the state's gas industry in recent years.

Western Australia has benefited for many years from a major investment in LNG infrastructure and associated domestic gas supply. However, further development of domestic supply has fallen behind the rapidly increasing demand to meet the state's booming economy.

With historically very low prices based on LNG project domestic gas obligations, until recently there was no incentive for further exploration and development of gas for domestic consumption. Without investment in exploration and development, long-term domestic gas supply was under threat.

This dynamic is now changing as increases in domestic prices signal the opportunity for further investment.

More gas projects are now being developed to deliver gas to the domestic market.

Santos' most recent contract negotiations concluded at more than $7.50 per gigajoule, and the price trend is expected to increase in 2008 as demand continues to escalate despite growing prices.

Reindeer development advanced

This new pricing paradigm is enabling the development of the Reindeer gas field to supply additional gas to the Western Australia market.

Front-end engineering and design studies for the development of Reindeer in the Carnarvon Basin, offshore from Dampier, were completed in late 2007. Project sanction is anticipated in the first quarter of 2008.

A tender process for the sale of the gas was concluded late in 2007. This innovative approach yielded important insights into the Western Australia market and provided all potential buyers with an equal and efficient opportunity to negotiate for the purchase of new gas supplies.

This process resulted in the selection of a number of parties with whom gas sales negotiations are progressing. A further significant increase in prices above 2007 levels has been obtained, underpinning the investment required to bring projects such as Reindeer online.

Mutineer-Exeter oil production

Production from Mutineer-Exeter, Santos' major oil-producing asset outside the Cooper Basin, slipped to 3.7 mmbbl in 2007, from 4.9 mmbbl in 2006.

Production rates from the field were impacted by workover activity, natural field decline and, from mid December, electrical damage on the floating production, storage and offtake vessel which rendered all subsea pumps inoperable.

Temporary repairs to the vessel will limit Mutineer-Exeter production in the first quarter of 2008. A permanent repair is scheduled for the first quarter of 2009.

Other Western Australia oil production at Stag, Legendre, Thevenard and Barrow totalled 3.8 mmbbl, down from 4.3 mmbbl in 2006, again due to workover activity and natural field decline.

2008 exploration

Three exploration wells are scheduled to be drilled in Western Australia in 2008.

The Ichthys North-1 well in the Browse Basin will be drilled during the third quarter. This is an exciting prospect targeted at proving a gas accumulation to the immediate north of the Inpex-operated Ichthys field that is currently under development planning.

The Johnson-1 well will be drilled, targeting oil in the Carnarvon Basin, and Santos will be partnering in the ENI-operated Charon-1 well, also targeting oil, in the Houtman Basin.

In addition, two near-field oil exploration wells are scheduled to be drilled on the Adams and Fletcher North prospects, near the Mutineer-Exeter field in the WA-191-P permit in the Carnarvon Basin.

Asian growth

Established production in Indonesia a platform for broader growth in Asia

Oyong oil wellhead and production barge, offshore East Java.


SEA-GOOD 101

Santos' strategic opportunity

High growth potential	Santos has a quality portfolio
Focused long-term vision required for success	Strategic focus on Asia
Exploration, development and production in Indonesia	Maleo gas and Oyong oil fields producing; Oyong gas project start-up in first half 2009; Kutei exploration
Exploration success in Vietnam	Chim Sao, Dua oil discoveries, Swan gas field, active exploration program
Quality acreage captured	India and Bangladesh entries; Kyrgyzstan and Vietnam acreage extensions

Santos is uniquely positioned to become a leading energy company in South East Asia. The Company's competitive advantages in this region stem from deep knowledge of the hydrocarbon basins and systems, regional experience and extensive industry and political networks.

Santos' success in Asia will be judged by achievements in two core areas – Indonesia and Vietnam – and the emerging areas of India and Bangladesh.

Indonesia a major producer

Indonesia is a major focus for Santos, reflected in the fact that the Jakarta office is the Company's largest outside Australia.

Oil production from the Oyong field in the Sampang PSC, 70 kilometres east of Surabaya, started in September 2007, with production in line with expectations at 8,000 barrels of oil per day and cumulative production of 1 mmbbl.

Phase 2 of Oyong was approved for development in December 2007 and will develop the gas reserves. First gas production is anticipated in the third quarter of 2009 with gas to be sold to PT Indonesia Power.

The Wortel gas field, discovered in 2006 and located 7 kilometres west of Oyong, has the potential to be the third phase for Oyong.

An infill 2D seismic survey has been completed to assist with the appraisal of the field. An investment decision is anticipated in 2009 depending upon the seismic results.

Production from the Maleo field has stabilised but continues to be impacted by capacity restrictions in the Pertamina-operated East Java Gas Pipeline following a rupture of this line during November 2006.

However, gross production rates from Maleo have increased throughout the year and were running at approximately 80 TJ/day at the end of 2007.

Progress made in Vietnam

Santos has made good progress since first entering Vietnam in 2006. The Company is progressing the Chim Sao (Blackbird) and Dua oil discoveries – partnering with Premier Oil and Delek Energy – towards a project sanction decision in 2008.

The joint venture has already identified a recoverable resource of approximately 80 mmbbl. First oil production is expected in 2010.

A six-month drilling program during 2008 will appraise the Chim Sao field and test two further exploration prospects.

Further north, in the Song Hong Basin, Santos is the operator in a joint venture with Singapore Petroleum. The joint venture acquired 3D seismic during 2007, is progressing with interpretation and expects to begin drilling in 2009.

As a further sign of Santos' confidence in Vietnam, the Company opened an office in Hanoi in the first quarter of 2008. Santos' investment in the country is part of the growing economic and trade ties between Australia and Vietnam.

Emerging areas in India and Bangladesh

During February 2007, Santos was awarded a 100% working interest and operatorship of two blocks covering approximately 16,500 square kilometres in the northern Bay of Bengal, offshore India.

Several large discoveries have already been made just west of the acreage acquired by Santos. Santos has committed to an eight-year, US$70 million work program covering the two offshore deep water exploration licences.

The acquisition of 2D seismic over the blocks is well advanced and due for completion in the second quarter of 2008. This will be followed by targeted 3D seismic, with drilling expected in 2010.

As an extension of the Company's Bay of Bengal play, Santos acquired various assets in Bangladesh in October 2007, including a 37.5% interest in the Sangu gas field and a portfolio of exploration acreage from Cairn Energy.

The exploration drilling of the Magnama-1 well encountered approximately 20–40 metres of gas-charged sands.

Further evaluation will be required before making an investment decision. The nearby Hatia well was spudded in early 2008. Both wells are close to Sangu production facilities which have approximately 400 mmscf/d of spare capacity to sell gas to the Bangladesh market.

Sustainability

Being a leader in sustainability gives a perceptible advantage



Employee kitchen facilities at Santos Centre.

Santos' Sustainability Report 2007 provides more information about the Company's sustainability management and performance.


Santos
Advantage

Sustainability creates long-term shareholder value by realising the opportunities and managing risks derived from social, environmental and economic factors.

Santos' overall sustainability performance improved in 2007 with many achievements both on the ground and in the implementation of policies and systems.

Recognition of Santos' sustainability performance includes listings on the:

- Australian SAM Sustainability Index (AuSSI);
- Reputex Social Responsibility Index, with Santos achieving a Reputex 'A' rating;
- Goldman Sachs JBWere ASX Climate Disclosure Leadership Index; and
- Horwath-University of Newcastle five-star rating for corporate governance.

The Australian Petroleum Production and Exploration Association also recognised Santos' five-year research partnership into the relationship between whales and seismic activity by awarding the Company its 2007 Environment Award.

The Company is committed to integrating the principles of sustainability into its day-to-day business, measuring its progress towards this goal and comprehensively reporting this progress.

Systems and policies integrated

To promote high standards of corporate governance and ethical business conduct, Santos has a clear set of values, policies and procedures to guide the actions of the Company and employees in all the areas of the business.

This includes an integrated Code of Conduct which prescribes that, in addition to compliance with all applicable legal requirements, all employees are expected to adopt appropriate standards of professional and business conduct in their dealings on behalf of Santos.

The table to the right summarises the areas covered by these systems and policies.

One of Santos' systems is a comprehensive Environment, Health and Safety Management System that accommodates all aspects of the Company's environment, health and safety requirements and is the foundation on which assessments are conducted and improvements made.

The Environment, Health and Safety Management System describes the requirements for effective environmental and safety practice and prescribes how the Company complies with relevant international and Australian standards and regulatory requirements.

In 2007, Santos compiled its various management tools and processes into a unified system called How Santos Works to formally document these management systems in an integrated manner.

How Santos Works has been created to ensure Santos' operational systems and decision-making processes are capable of achieving its corporate strategy.

Safety performance improved

Santos improved safety in 2007 through the successful implementation of new standards on process safety and achieving a reduction in the rate of injuries.

Santos systems and policies include:
How Santos Works
Code of Conduct
Environment, Health and Safety Management System
Business conduct
Anti-corruption
Company resources
Confidentiality
Conflict of interest
Financial governance
Financial management and accounting
Gifts and benefits
Guidelines for dealing in securities
Political affiliation
Privacy
Recruitment and selection
Reporting misconduct
Risk management
Shareholder communication and market disclosure
Environment and social
Environment
Greenhouse
Health and wellbeing
Human rights
Safety
Workplace and employment
Conditions of employment
Equal opportunity
Internet and electronic communications
Issue resolution
Leave
Performance management
Remuneration and benefits
Training and development

All Santos systems and policies are published on the Company's intranet (internal website). A major achievement during 2007 was the publication of the Human Rights Policy and How Santos Works following an extensive review process.

Sustainability (continued)


Total recordable case frequency rate
Recordable injuries per million hours worked
15
12
9
6
3
0
2003
2004
2005
2006
2007
Contractor
Combined
Employee

Injury rate as measured by total recordable case frequency rate fell by 17% to 5.3 in 2007 and was also better than Santos' 2007 target by 9%.

Workforce composition 2007
Head count

Employee	Full-time	1,665
	Part-time	65
	Graduate program	65
Contractors		250
External service providers		1,639
		3,684


Location of employees 2007
%
South Australia 71.0
Queensland 16.7
Northern Territory 1.7
Western Australia 1.0
Victoria 0.1
Indonesia 9.1
India 0.2
Papua New Guinea 0.1
Vietnam 0.1

The majority of Santos' employees are located in South Australia due to the significant Cooper Basin operations and the Adelaide-based corporate and business services that support Santos' assets in Australia and overseas. At 31 December 2007, Santos had 1,774 employees (full-time equivalent), a 6% increase on the previous year due to the ramp-up of the Fairview and Gladstone LNG activities. Some 372 people were employed under award-based agreements and in 2007 there was no time lost due to industrial stoppage.

This performance improvement in 2007 was an excellent achievement and a reflection of the hard work put in by many people.

There were an unacceptably high number of safety incidents involving contractors in 2006. Consequently Santos worked with contractor companies in 2007 to arrest this concerning trend. As a result, contractor safety performance improved by 25%.

Hand and finger injuries continued to be the major injury type, accounting for up to half of all injuries. To address this, Santos launched an awareness program in 2007 including a hand hazard identification and glove selection program which aims to reduce the number of incidents and the severity of the injury.

Fatigue has been identified as another cause of many serious workplace accidents. Santos established a joint employee/employer working group to review fatigue data, rosters and work patterns, and steward ongoing initiatives, such as creating an employee information DVD.

A defensive driving program, entitled Safe Drive, was also launched in 2007. Targeting all employees and their families, the program showed people how to drive defensively to prevent vehicle incidents.

Safe Drive was supported by the installation of in-vehicle monitoring systems for all vehicles to provide feedback to help change and improve driving behaviour.

Santos won four of the six categories at the Self Insurers of South Australia 2007 safety awards and two awards at the Safe Work SA awards, including Employer of the Year.

Developing leadership

Santos' approach to leadership is central to developing capability, fostering an achievement-oriented culture and strengthening employee commitment.

The Company works to develop leadership skills to meet future challenges such as industry consolidation, strong competition for skills in the marketplace, expectations of recruits, new technology, increasing governance and public reporting issues, and rapidly changing workplace demographics.

The Santos Board oversees the continuity of executive leadership for the organisation through succession planning for key roles. Ongoing development of leadership potential at other levels of the organisation ensures long-term depth of leadership capacity.

Structured approach builds capabilities

The Santos Capability Framework, which sets out an organisation's capabilities and competencies, was further developed during 2007.

The framework will underpin all human resources initiatives from recruitment to employee development, enabling individuals and their managers to focus development discussions on the most important capabilities and competencies.

The process of applying the Capability Framework began in 2007 through executive leadership assessments and tailored development plans.

Further implementation of this approach will occur in 2008, and leadership and management training programs also will be delivered from the core learning curriculum.

Santos' graduate program is also an integral part of the Company's capability development strategy. The Company has an active graduate program, designed to attract and retain the best graduates by offering them career path opportunities.

Each year, approximately 15 engineering and geoscience university graduates are selected for the three-year program. They are given training and career development opportunities while working in a structured job rotation program.

Training for the future

Development and training at Santos addresses specific skills for individuals and learning that the Company considers core to its business.

Competency-based training was an important training focus in 2007 for field operations. This training is externally accredited under the Australian Qualifications Training Framework and includes on-the-job competency and skills assessment for operators and supervisors.

During 2007, Santos issued 37 level III and IV certificates and engaged 12 apprentices. Santos also received the Commonwealth Minister for Vocational

and Further Education's Runner-Up Award for Excellence for Employers of Australian Apprentices for the Adelaide Region.

Creating the culture for success

During 2007, Santos continued the practice of having the Managing Director and senior leadership conduct face-to-face communication sessions to inform employees about business direction, strategy and performance.

Building an achievement-oriented culture at Santos is an important objective. The majority of employees participate in the annual performance review process. Half of the annual performance review assesses for behaviour that is consistent with Santos' values (see inside front cover).

The performance review provides valuable two-way communication between employees and their managers to assess performance against agreed objectives. It also provides a forum to identify professional development needs, career planning and future opportunities.

To improve the quality of this exchange, a number of programs were developed and presented to leaders during 2007 to develop skills in coaching for performance and giving and receiving feedback. These programs will continue to be implemented in 2008.

Growing employee commitment

Santos measures employee commitment every two years, using the intervening year to implement findings from these surveys. The 2006 survey, conducted by an international research organisation, showed that employee commitment was positive and had improved.

Santos continued to implement programs during 2007 to improve employee commitment. Change management was identified via employee feedback as an area for further improvement and during 2007 Santos developed tools and education materials for the effective management of change.

Santos has recognised the increasing importance of flexible work options in maintaining a diverse, adaptable and highly committed workforce. Therefore a range of additional work/life policies and tools were developed in 2007.

The Queensland Resources Council awarded Santos the 2007 High Achievement Resources Award for Women, Best Company Initiative. The award recognised Santos' policies and practices that have attracted and retained women in its coal seam gas business.

Outstanding results from health programs

Santos has an active program to manage the health and wellbeing of personnel by creating an environment where personnel are educated and motivated to improve their health, wellbeing and fitness for work.

In 2007, the health and wellbeing program focused on nutrition, health and weight loss. Seminars on healthy eating, losing weight, exercise and understanding health factors such as blood pressure, cholesterol and weight were held in offices and the field locations.

This program is achieving some outstanding results for employees and contractors with participation rates continually rising.

The use of drugs – both legal and illegal – and alcohol, when used in the workplace, represents an unacceptable health and safety risk.

The Company has in place a comprehensive drug and alcohol testing program supported by a confidential rehabilitation and management program for people who breach this policy.

To support this position, and help employees and contractors understand the consequences of drugs and alcohol, Santos ran a company-wide awareness program during 2007 to encourage healthy lifestyle practices.

Santos employees and their families have access to confidential counselling via the Santos Employee Assistance Program. Psychological support is provided for a range of issues including relationship difficulties, stress, and drug and alcohol problems.

New head office exemplifies sustainability

Santos relocated to a new Adelaide head office during 2007 in a move that is a tangible expression of the Company's commitment to sustainability.

The new Santos Centre provides a safe, environmentally-responsible workplace that helps employees work effectively together. It also supports the cultural change that has occurred over recent years with a design that reinforces Santos' values.


Voluntary employee turnover
%
10
8
6
4
2
0
2003
2004
2005
2006
2007

Voluntary employee turnover is relatively stable in a climate where worldwide demand for skilled resources is rapidly increasing.

Workforce training 2007

Category	Total employees	Average training hours per employee
Strategic leader	17	11.4
Functional leader	78	10.3
Team leader	210	25.9
Senior technical specialist	108	13.3
Technical specialist	364	29.7
Team member	1,009	85.3

Employees participated in more than 105,000 hours of training in 2007. Training expenditure totalled $4.35 million and $120,000 was spent to support independent tertiary study through Santos' study assistance program.


Workforce gender profile 2007
%
Board of Directors
86
Strategic leader
94
Functional leader
95
Team leader
90
Senior technical specialist
92
Technical specialist
81
Team member
78
Total
82
Male
Female

Santos' gender profile reflects the predominantly male workforce in trades, engineering and science. The Company is involved in programs to improve gender balance; for example, the Geoscience Pathways project which encourages school students to consider careers in this discipline.

Sustainability (continued)



Santos programs helped employees to achieve and maintain a healthy lifestyle

- More than 250 employees joined weight reduction programs.
- Results of health checks indicated 76% of staff who had joined weight loss programs had lost or maintained weight.
- All Santos sites installed new gym facilities and/or equipment.
- 19% increase in voluntary health checks at all Santos sites.
- Health expo and information seminars were held on weight loss, fitness, healthy eating and stress management.
- Several health information programs were created for employees' families.
- $10,000 was raised for the Juvenile Diabetes Research Foundation as part of employees' Walk the Moomba Pipeline competition.

Workforce age profile 2007
%


Under 30 years old 13.8
30 to 50 years old 61.9
Over 50 years old 24.3

Santos Centre met its objective of being a satisfying and productive workplace because it grew out of the ideas and aspirations of Santos' people. A comprehensive consultation process resulted in the final design which reflects, in small and large ways, the input of hundreds of employees.

As a condition of its lease with the building's owners, Santos prescribed that the base building design had to achieve at least a five-star Green Star rating by the Green Building Council of Australia.

This rating was achieved, with the building achieving five-star Green Star ratings for the 'Office Design' and 'Office Design As Built' rating criteria.

Santos is seeking a five-star Green Star rating for the 'Office Interiors' criteria for the fit-out of the building. The rating is expected to be awarded in May 2008.

These ratings put Santos Centre's green credentials ahead of most commercial buildings in Australia. The benefits of a green building include better indoor air quality, reduced energy use and greenhouse gas emissions, reduced water consumption and improved operating costs.

Examples of Santos Centre's sustainable building design include:

- 90% of rubber floor surfaces are made from recycled car tyres;
- 85-year-old timber, recycled from a Queensland railway bridge, in flooring;
- 2,800 plants to absorb carbon dioxide and release oxygen;
- automatic louvres allow natural light while reducing energy demand for cooling;
- motion detection controls for lights in meeting rooms and for after hours; and
- on-site employee gymnasium.

Continuous improvement makes an impact

Following the successful pilot of the Company's Continuous Improvement Framework, Santos established this process throughout the organisation in 2007.

Continuous improvement provides a process that enables Santos to identify better ways to do things while building the capability of employees to make sustainable changes that contribute to business efficiency and growth.

Santos has trained more than 100 employees throughout the Company to use the Continuous Improvement Framework and has developed a suite of projects that have the potential to deliver significant benefits.

Oil spill management

Oil spill management and prevention remains a high priority for Santos.

Disappointingly, Santos had four significant oil spills in 2007: the Alwyn #1 flowline (15 m^3); Moonie to Brisbane oil pipeline (Moonie East, 50 m^3); Moonie to Brisbane oil pipeline (Algester, 400 m^3); Jackson South oil flowline (24 m^3); and one minor spill at Kooroopa North #3 (9.2 m^3).

The management and clean-up of these spills were undertaken immediately and thoroughly to minimise the impact on the environment and community.

For example, the oil spill in the Brisbane suburb of Algester was detected by Santos' automatic monitoring system. When the leak site was identified, the section of pipeline in the vicinity of the incident was further isolated to minimise the spill.

Santos worked closely with emergency services and the Queensland Environmental Protection Authority to contain the oil and support the affected residents.

In the first 48 hours after the spill, the majority of surface oil was recovered and stormwater drains cleaned. Clean-up activities were continuing at the time this report was published to ensure the area is fully rehabilitated.

Santos is concerned about the impact to the environment and community as a result of these oil spills and will diligently pursue programs to remediate spill sites and prevent further spills.

In 2007 Santos undertook an oil spill prevention management review to analyse the number and severity of uncontained spills and assess Santos' pipeline integrity management programs.

The review endorsed the management program and recommended that an audit program be established to assess

conformance against procedures and the effectiveness of the standards and programs in place in the field.

Waste recycling improved

Santos works to continuously improve its waste management. In 2007 there was an increased focus on quantifying waste streams so that future improvements can be accurately measured.

In addition to traditional camp-based waste management, during 2007 Santos focused on reducing oil sludge production at its source by replacing open sludge pits with sludge storage tanks at its south-west Queensland oil fields.

While environmental factors drove the initiative, an added bonus was the reduced costs because there was less waste material to be transported and there were additional profits for the Company by returning the hydrocarbons to the system.

The new program has been so successful it has reduced the volume of sludge being transported by 90% and eliminated the need for the sludge disposal pond at Jackson. Santos is now planning to install sludge tanks at further operational sites throughout the Cooper Basin.

Climate change strategies pursued

Climate change is an unprecedented global issue requiring significant resources to meet the complex environmental, energy, economic and political challenges.

As a global stakeholder in the energy business, Santos recognises that one of its most important environmental responsibilities is to pursue strategies that address the issue of greenhouse gas emissions.

Natural gas will play a pivotal role in helping Australia's economy move to a cleaner energy portfolio. Natural gas has approximately half the greenhouse intensity and uses only a minute fraction of the water that coal-fired electricity requires.

Emissions reductions on track

Santos is pursuing an emission intensity reduction target of 20% by 2008, from 2002 levels (greenhouse emissions/unit of production).

Greenhouse gas and energy efficiency hazard standards under the Environment, Health and Safety Management System provide direction to Santos operations for the measurement and management of emissions and energy.

Santos continues to deliver energy efficiency improvements with a number of projects identified in 2007. An example of this is the Moomba Gas Recovery project which will divert gas from flaring.

Santos also continues to participate in the Yellowbank Gas Flare project where, in partnership with Origin Energy, credits were verified on the Greenhouse Friendly Register.

Australian Business & Climate Group

During 2007, a group comprising Santos and eight other leading companies called for an urgent strategy on low emission technology to help reduce greenhouse gas emissions.

The Australian Business & Climate Group said that urgent development of a national low emission technology strategy is required to complement an Australian emissions trading scheme.

In the report, Stepping Up: Accelerating the Deployment of Low Emission Technology in Australia, the companies collaborated to specifically review and recommend mechanisms needed to drive the development of transformational technologies critical if future emissions targets are to be met – the low emission technology strategy.

The report and more information about the group are at the website www.businessandclimate.com.

Research and development

Santos spent $8.8 million on research and development activities during 2007, with major projects investigating new techniques for fracture stimulation, coal seam gas production and exploiting possible and contingent hydrocarbon resources.

Contributing to community wellbeing

Santos has formed relationships with the many communities in which it has operations and recognises its responsibility to contribute to the social fabric of those communities.

This is achieved in part through the sponsorship and donations program and in 2007 Santos contributed $3.8 million to 170 events and organisations in Australia, Indonesia, Papua New Guinea and the United States.


Oil spill volumes
m³
Lytton spill effect
Moonie East/ Algester spills effect
2000
1500
1000
500
0
2003
2004
2005
2006
2007

Santos had four significant oil spills during 2007. Pipeline spills accounted for 96% of oil spills during 2007, with the remainder being the result of 66 relatively minor incidents, typically from leaks from small hoses, pumps and valves.


Santos share greenhouse gas emissions
Million tonnes CO₂-e
4.4
4.3
4.2
4.1
4.0
3.9
3.8
3.7
3.6
3.5
2003
2004
2005
2006
Australia
United States
PNG
Indonesia

Santos reports its total greenhouse emissions and emissions intensity mid-year as a ratio of greenhouse emissions per unit of production, and is on track to meet its target of 20% intensity reduction in the period 2002–08.


STEPPING UP

Santos joined eight other leading companies, known as the Australian Business & Climate Group, to publish a report calling for an urgent strategy on low emission technology.

Sustainability (continued)


Sponsorship by area 2007
%
Australian School of Petroleum 64.8
South Australia 12.5
Queensland 6.6
Victoria 6.0
Indonesia 5.7
Northern Territory 2.1
Western Australia 1.6
Papua New Guinea 0.6
United States 0.1

Santos' sponsorship program is geographically distributed in a manner consistent with the spread of the Company's operations in each area.


Sponsorship by activity 2007
%
Education 70.0
Arts and culture 11.0
General community 8.9
Environment 4.9
Conferences/industry/ government 2.4
Indigenous 1.5
Youth 0.7
Santos Community Fund 0.6

Santos' sponsorship program provides support to education (e.g., Australian School of Petroleum at the University of Adelaide), environment (e.g., Timboon Embankment restoration), art and culture (e.g., Adelaide Symphony Orchestra) and a range of youth development activities (e.g., the AFL's Central Australia Football Team).

Through this program, Santos provides support for community-based programs, organisations and events that are valued by members of those communities, reflect each community's specific socioeconomic and cultural circumstances, and share common values and priorities with Santos.

An important part of Santos' sponsorship program is the Santos Community Fund, which provides financial and in-kind support to organisations that benefit the community in the areas of health, the environment and building social capacity.

The fund brings together all the contributions Santos makes to community-based organisations and also provides additional support to Santos employees who volunteer their own time and resources to improve the community.

Santos made contributions to 24 organisations through this fund during 2007, including the Children's Medical Research Centre, DeafBlind Association, Juvenile Diabetes Research Foundation and Queensland Cancer Fund.

Santos' longest-standing community support program is in the Cooper Basin which straddles the South Australia–Queensland border. Santos participates in and supports events such as the Cooper Cup Cricket Challenge and the Outback Car Trek that benefit the largely landholder population.

The combined efforts of Santos, its employees and contractors, and the Cooper Basin community raised $100,000 in 2007 for the Royal Flying Doctor Service, an essential service for outback communities.

The Yard Dogs Association, a volunteer group of Cooper Basin employees and contractors, raised $70,000 in 2007 for Camp Quality, an organisation that supports young people and their families living with cancer.

Structured approach to stakeholder consultation

During 2007, Santos documented its approach to stakeholder relations in a draft Community Policy and an associated set of management standards to be incorporated into the Company's Environment, Health and Safety Management System.

The policy and standards are expected to be formally introduced in 2008 and will guide future community investment and stakeholder engagement activities.

Santos consults with members of the community in areas where its work programs may affect them. This helps identify the impact of Santos' activities on social infrastructure; for example, the purchase of local goods and services, and impacts on road use or resident amenity.

In eastern Queensland and the Cooper Basin, Santos' landholder liaison employees have regular interaction with the landowners in the vicinity of Santos' exploration and production activities.

In the Gippsland area of Victoria, Santos participates in a stakeholder engagement program relating to the Patricia-Baleen gas plant. The centrepiece of this program is the Community Advisory Committee which meets regularly to discuss relevant issues.

Summary of socioeconomic contribution

	2007	2006	2005	2004	2003
Number of employees (full-time equivalent)	**1,774**	1,679	1,521	1,526	1,700
Number of shareholders	**77,498**	83,566	78,157	78,976	84,327
Wages and salaries ($million)	**253.0**	230.7	216.6	214.0	191.8
Materials, goods and services ($million)	**947.4**	754.2	544.7	433.8	305.6
Royalties and taxes ($million)	**534.6**	427.5	209.3	169.6	118.7
Sponsorship ($million)	**3.8**	3.8	3.5	4.0	3.2

All of Santos' activities in Indonesia are governed by its Community Development Plan. The plan aims to foster the development of community wellbeing and social infrastructure in the areas in which Santos operates.

Santos drafted the plan after extensive socioeconomic assessment and local consultation and it formed the basis for a Memorandum of Understanding between Santos, the local communities and government agencies.

Activities conducted by Santos on Madura Island under the auspices of the Memorandum during 2007 included:

- development of six public health clinics and three village roads for the Giligenting Island community;
- purchase of more than 1,000 text and literature books for nine junior high schools in the Camplong sub-district;
- financial assistance towards the construction of an Islamic high school in the Giligenting sub-district and 10 scholarships for the Fishery Academy in Surabaya; and
- purchase and planting of 43,000 mangrove seeds along eight hectares of Sampang coast and 25,000 seeds across five hectares of Sumenep coast.

Successful indigenous partnerships

Santos recognises and acts upon its responsibility to native title claimants and understands the importance of identifying and protecting cultural heritage.

Santos has had a long and successful relationship with indigenous stakeholders. The Company worked with 15 native title groups during 2007 and spent more than $5.5 million as part of cultural heritage and native title processes.

A focus for 2008 is to lay the groundwork for the negotiation of native title and cultural heritage agreements for Santos' Gladstone LNG project. Santos has engaged three indigenous employees to help manage project negotiations.

During 2007, Santos also began to develop its Aboriginal Engagement Policy. A proactive approach to native title and cultural heritage, the policy broadens the areas in which Santos interacts with indigenous Australian communities.

This policy will provide the basis for sustainable long-term relationships between Santos and indigenous communities and will deliver commercial efficiencies for Santos.

2007 Sustainability Report

More information about Santos' progress against sustainability targets is available in the 2007 Sustainability Report.

The report can be downloaded from the Santos website at www.santos.com/sustainability2007 or a printed copy can be ordered from Santos' Share Register by telephoning 08 8116 5000.

Shareholders can also elect to receive future Sustainability Reports by contacting the Share Register.



Revegetation of mangroves, Sumenep, Indonesia.



New public health clinic, Giligenting Island, Indonesia.

Santos corporate structure


Board of Directors
Managing Director and Chief Executive Officer
Executive Vice President Growth Businesses
Vice President Commercial
Vice President Development
Vice President Operations
Executive Vice President Corporate Projects
Chief Financial Officer
General Counsel and Company Secretary
Vice President Corporate and People
Vice President Geoscience and New Ventures
Vice President Strategic Projects
President Indonesia

Board of Directors



Kenneth Charles Borda

LLB, BA

Age 55. Independent non-executive Director since 14 February 2007 and member of the Finance Committee of the Board. CEO of Middle East and North Africa, Deutsche Bank before retirement on 1 May 2007. Formerly Regional CEO Asia Pacific and CEO Australia and New Zealand, Deutsche Bank. Chairman of Deutsche Bank Malaysia from 2002 until retirement on 1 May 2007. Board member of Fullerton Funds Management, owned by Temasek, Singapore, since February 2007. Appointed as non-executive director of Ithmaar Bank (Bahrain) on 16 February 2007 and Leighton Contractors Pty Ltd on 1 July 2007. Previously a Board member of SFE Corporation for over five years until its acquisition by the Australian Stock Exchange Ltd in July 2006.

Prof Judith Sloan

BA (Hons), MA, MSc

Age 53. Independent non-executive Director since 5 September 1994. Chair of the Remuneration Committee and member of the Audit and Nomination Committees of the Board. Appointed non-executive director of the Westfield Group on 26 February 2008. Chairman of the Babcock & Brown Communities Group since July 2007. Commissioner of the Australian Fair Pay Commission since March 2006 and part-time Commissioner of the Productivity Commission since 1998. Non-executive Chairman of Primelife Corporation Ltd July 2006–July 2007. Board member then Deputy Chairman of the Australian Broadcasting Corporation 1999–2004 and non-executive director of Mayne Group Ltd 1995–2004. Previous appointments include Chairman of SGIC Holdings Ltd, non-executive director of the South Australian Ports Corporation, Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

Kenneth Alfred Dean

BCom (Hons), FCPA, MAICD

Age 55. Independent non-executive Director since 23 February 2005. Chairman of the Audit Committee and member of the Finance Committee of the Board. Director of Santos Finance Ltd since 30 September 2005. Chief Financial Officer of Alumina Ltd, alternate director of Alumina Ltd since 27 October 2005 and non-executive director of Alcoa of Australia Ltd, Alcoa World Alumina LLC and related companies since October 2005. Director of Shell Australia Ltd from 1997 to 2001 and Woodside Petroleum Ltd from 1998 to 2004. Over 30 years' experience in the oil and gas industry. Fellow of the Australian Society of Certified Practising Accountants and member of the Australian Institute of Company Directors. Former Chief Executive Officer of Shell Financial Services and member of the La Trobe University Council.

Stephen Gerlach

LLB

Age 62. Independent non-executive Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of the Finance Committee and Nomination Committee of the Board. Member of the Environment, Health, Safety and Sustainability Committee and Remuneration Committee of the Board. Chairman of Santos Finance Ltd. Chairman of Futuris Corporation Ltd since 2003, having been appointed a non-executive director in 1996. Chairman and director of Challenger Listed Investments Ltd from 1994 until 5 December 2007. Former Managing Partner of the Adelaide legal firm, Finlaysons. A Trustee of the Australian Cancer Research Foundation, Chairman of Foodbank SA and a director of Foodbank Australia. Previous directorships include Southcorp Holdings Ltd 1994–2005, Elders Rural Bank 1998–2006, Chairman of Elders Australia Ltd 1993–2006 and Chairman of Equatorial Mining Ltd 1994–2002.



Richard Michael Harding

MSc

Age 58. Independent non-executive Director since 1 March 2004. Chairman of the Environment, Health, Safety and Sustainability Committee of the Board. Member of the Audit, Nomination and Remuneration Committees of the Board. Independent non-executive Chairman of Clough Ltd, having been appointed as director in May 2006. Non-executive Deputy Chairman of Arc Energy Ltd until 25 May 2007 (appointed as non-executive director on 26 August 2003). Chairman of the Ministry of Defence Project Governance Board - Land Systems Division (Army) since 2003. Former President and General Manager of BP Developments Australia Ltd with over 25 years of extensive international experience with BP. Former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association.

John Charles Ellice-Flint

BSc (Hons)

Age 57. Managing Director since 19 December 2000. Member of the Environment, Health, Safety and Sustainability Committee of the Board. Director of Santos Finance Ltd and also Chairman of other Santos Ltd subsidiary companies. Thirty-six years' experience in the international oil and gas industry including 28 years with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics. Member and Chair of the South Australian Museum Board since 2002. Member of the Australian Petroleum Production and Exploration Association Council.

Roy Alexander Franklin OBE

BSc (Hons)

Age 54. Independent non-executive Director since 28 September 2006 and member of the Environment, Health, Safety and Sustainability Committee of the Board. Non-executive Chairman of Bateman Litwin NV since May 2006. Chairman of Novera Energy plc since May 2007. Non-executive director of Keller Group plc since 19 July 2007 and StatoilHydro ASA since 1 October 2007. Former Chief Executive Officer of Paladin Resources plc 1997–2005 and former Group Managing Director of Clyde Petroleum plc. Former Chairman of BRINDEX, the trade association for UK independent oil and gas companies 2002–2005 and a former member of PILOT, the joint industry/UK Government task force set up to maximise hydrocarbon recovery from the UK North Sea 2002–2005.

Santos Leadership Team



David Knox

Executive Vice President
Growth Businesses
BSc (Hons) Mech Eng, MBA

David Knox is responsible for Santos' growth in Australia and Asia. His accountabilities include geoscience and new ventures, LNG ventures, Indonesia and strategic projects.

David joined Santos in September 2007 and was previously Managing Director of BP Exploration & Production in Australasia. He was also an Executive Member of APPEA. David has a wealth of upstream oil and gas experience, having held management and engineering roles at BP, ARCO and Shell across Australia, United Kingdom, Pakistan, United States, Netherlands and Norway.

Martyn Eames

Vice President
Corporate and People
BSc (Hons)

Martyn Eames is responsible for the corporate groups that include shared business services, human resources, corporate affairs, environment, health, safety and sustainability, government, media and Indigenous affairs.

Martyn joined Santos in December 2004 and was formerly Vice President Strategy and Business Planning with BP Angola. His career spanned more than 25 years with BP, working various upstream roles in Angola, Canada, Australia, Papua New Guinea, Norway, the UK and the United States.

John Ellice-Flint

Managing Director and
Chief Executive Officer
BSc (Hons)

John Ellice-Flint is responsible for the overall performance and strategic direction of the Company. John leads major strategic initiatives, develops top level external relationships, leads and manages the Santos Leadership Team and takes responsibility for the management succession process.

John joined Santos as Managing Director in December 2000. He has 36 years' experience in the international oil and gas industry including 28 years with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics.

Mark Macfarlane

Vice President
Development
BEng (Hons) Mechanical

Mark Macfarlane is responsible for Santos' development portfolio, including operated and non-operated projects, reservoir management/development for all Australian assets, and drilling and well construction services for all of Santos' activities.

Mark joined Santos in 1997 after a nine-year career with Esso in Australia and Malaysia. He has worked in a variety of leadership roles at Santos, including reservoir management, corporate planning, gas and oil exploitation and optimisation and was Manager Production until March 2006. Mark was appointed Vice President in April 2006.

Roger Kennett

Vice President
Operations
BSc Chemical Technology

Roger Kennett is responsible for production operations, including environment, health and safety, engineering and technical services, production and processing facility operations, and reliability.

Roger has held a range of field engineering and leadership roles during his 23-year career with Santos. His most recent role was General Manager Production Operations and he was appointed Vice President in June 2007. Before joining Santos, Roger worked for 13 years in the chemical and fertiliser industries.



Rick Wilkinson

Vice President
Commercial
BSc (Hons)

Rick Wilkinson is responsible for gas and liquids marketing, commercialising discovered resources and developing new gas business.

Rick was formerly General Manager Southern Australia. Before joining Santos in 1997, he was Group Manager Energy Retail for the Victorian Gas and Fuel Corporation, responsible for energy trading, customer relations, marketing and sales. He has also held various engineering, strategy and management positions with Schlumberger, McKinsey & Co and Pilkington Glass.

Peter Wasow

Chief Financial Officer
BCom, GradDipMgmt, FCPA

Peter Wasow is responsible for corporate development, corporate strategy and planning, investor relations, accounting, corporate finance, taxation and audit.

Peter joined Santos in May 2002 following a 23-year career with BHP Billiton. His roles included Vice President Finance and Administration for BHP Petroleum in Houston, Texas. His most recent role was Vice President Finance, in the BHP corporate office, Melbourne.

John Anderson

Vice President
Strategic Projects
LLB, BEc, GDCL

John Anderson leads the team responsible for the emerging core areas of Timor/Bonaparte and Papua New Guinea, business development and identified projects of specific importance such as carbon business and tight gas.

John joined Santos in 1996 as Corporate Counsel for the former Queensland Northern Territory Business Unit after 10 years as a solicitor with Freehills. He has held a range of roles at Santos including Manager Legal and Business Services, Manager Commercial for the former Central Business Unit and most recently Group Executive Business Development. John was appointed Vice President in April 2006.

James Baulderstone

General Counsel and
Company Secretary
LLB (Hons), BSc (Hons)

James Baulderstone is responsible for the Office of General Counsel, comprising the Company's operational and corporate legal function, secretariat and share registry.

James joined Santos in January 2007 and was previously Corporate Counsel at Bluescope Steel and Chief Legal Officer at Mayne Group Limited. James has extensive legal and commercial experience in leading teams negotiating complex corporate transactions across many diverse jurisdictions including the US, Germany, UK, Malaysia, China and India.

Trevor Brown

Vice President Geoscience
and New Ventures
BSc (Hons)

Trevor Brown leads a team of highly qualified geoscientists to implement a challenging exploration strategy, with responsibility for all exploration, appraisal and new venture activities.

Trevor was most recently Santos' Manager Growth Projects, having joined the Company in 2001 from US independent oil company Unocal where he was part of a very active exploration group. He has over 20 years of experience in the oil and gas industry, including 11 years in Indonesia managing onshore and offshore exploration programs.

Not pictured:
Jon Young,
Executive Vice President
Corporate Projects.

Corporate governance

Strong corporate management and governance underpins performance



Muster Point sculpture in the atrium of Santos Centre, Adelaide

Introduction

The Board and Management of Santos believe that, for the Company to achieve and maintain its objective of becoming a leading energy company in South East Asia with a share price that continues to grow and a reputation for sustainability in its operations, it is necessary for the Company to meet the highest standards of personnel safety and environmental performance, governance and business conduct across its operations in Australia and internationally.

To achieve the highest standards of corporate governance, the Board has established corporate governance policies and charters (Policies). The Policies, or a summary of the Policies, are publicly available on the Company's website, www.santos.com.

The Company's Policies meet the requirements of both the *Corporations Act 2001 (Cth)* (the Act) and the Listing Rules of the Australian Securities Exchange (ASX), and, in the opinion of the Board, comply with best practice, including the ASX Principles of Good Corporate Governance and Good Practice Recommendations (ASX Principles) which were revised in August 2007.

Although the revised ASX Principles did not apply to the Company for the financial year ended 31 December 2007, the ASX has encouraged early transition. Accordingly, the disclosures in this Corporate Governance Statement (Statement) are made against the revised ASX Principles. The following table indicates where specific ASX Principles are dealt with in this Statement:

ASX principle	Reference in Statement
Principle 1 - Lay solid foundations for management and oversight	Parts 2.1, 3 and 4
Principle 2 - Structure the Board to add value	Parts 1 and 3
Principle 3 - Promote ethical and responsible decision making	Part 5
Principle 4 - Safeguard integrity in financial reporting	Parts 3 and 4
Principle 5 - Make timely and balanced disclosure	Part 5.3
Principle 6 - Respect the rights of shareholders	Part 5.3
Principle 7 - Recognise and manage risk	Parts 3 and 4
Principle 8 - Remunerate fairly and responsibly	Part 3

Part 1: Composition of the Board

Relevant policies and charters
See www.santos.com

- Board Guidelines
- Company Constitution

1.1 Composition

The composition of the Board is determined in accordance with the Company's Constitution and the Board Guidelines which, among other things, require that:

- the Board comprises a minimum of five directors (exclusive of the Chief Executive Officer/Managing Director (CEO)), and a maximum of ten directors;
- the Board should comprise a substantial majority of independent, non-executive Directors;
- there should be a separation of the roles of Chairman and CEO of the Company;
- the Chairman of the Board should be an independent, non-executive Director; and
- performance of the Board and its members should be reviewed regularly and objectively.

The names and details of the experience, qualifications, special responsibilities, and term of office of each Director of the Company and the Company Secretary are set out on pages 32 to 35 of this Annual Report.

1.2 Director independence

The Board has adopted the definition of independence set out in the ASX Principles, which is based on the 2002 guidelines of the Investment and Financial Services Association Limited.

Having regard to this definition, the Board generally considers a Director to be independent if he or she is not a member of Management and is free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company. The Board will assess the materiality of any given relationship that may affect independence on a case-by-case basis and has adopted materiality guidelines to assist in that assessment.

Corporate governance (continued)

Under these guidelines, the following interests are regarded as material in the absence of any mitigating factors:

- a holding of 5% or more of the Company's voting shares or a direct association with an entity that holds more than 5% of the Company's voting shares; or
- an affiliation with an entity which accounts for 5% or more of the revenue or expense of the Company.

The Board has determined that there should not be any arbitrary length of tenure that should be considered to materially interfere with a Director's ability to act in the best interests of the Company, as it believes this assessment must be made on a case-by-case basis with reference to the length of service of all members of the Board.

Each Director's independence is assessed by the Board on an individual basis, with reference to the above materiality guidelines and focussing on an assessment of each Director's capacity to bring independence of judgement to Board decisions. In this context, Directors are required to promptly disclose to the Board their interests in contracts, family ties and cross-directorships which may be relevant in considering their independence.

Currently, the Board comprises six non-executive Directors, all of whom are considered independent under the principles set out above, and one executive Director.

1.3 Appointment of new Directors, term of office and re-election

The Board Guidelines include the following principles:

- non-executive Directors are to be appointed on the basis that their nomination for re-election as a Director is subject to review and support by the Board;
- there should be appropriate circumstances justifying re-election after a specified period of service as a Director; and
- the contribution of the Board, Board Committees, and of individual Directors is the subject of formal review and discussion in accordance with the process set out in part 1.4 following.

Prospective candidates for election and re-election to the Board are reviewed by the Nomination Committee. Appropriate regard is had to the business experience, skills and expertise of the candidates and the requirements of the Board, to ensure that the Board's overall composition enables it to meet its responsibilities. The Nomination Committee makes appropriate recommendations to the Board regarding possible appointments of Directors.

Prior to appointment, each Director is provided with a letter of appointment which includes an organisation chart and copies of the Company's Constitution, Board Guidelines, Committee Charters, relevant policies and functional overviews of the Company's strategic objectives and operations. Additionally, the expectations of the Board in respect to a proposed appointee to the Board and the workings of the Board and its Committees are conveyed in interviews with the Chairman. Induction procedures include access to appropriate executives in relation to details of the business of the Company.

Under the Company's Constitution, approximately one third of Directors retire by rotation each year. Directors appointed during the year are also required to submit themselves for election by shareholders at the Company's next Annual General Meeting.

1.4 Review of Board, Director and executive performance

An external review of the Board and individual Directors is carried out on a biennial basis. In addition, internal reviews of individual Directors are conducted annually.

The external reviews are carried out by an independent consultant, based on a scope agreed in advance with the Board.

Internal reviews are facilitated by the Chairman, in consultation with the Nomination Committee, and involve meetings with each Director.

In addition, Board Committees conduct their own internal review of their performance, structure, objectives and purpose from time to time.

Performance evaluation of senior executives is undertaken twice a year by the CEO, the results of which are used by the Remuneration Committee of the Board in determining future remuneration and generally for review by the Board in relation to management succession planning.

An external review of the Board was undertaken in November 2007. In addition, performance reviews were conducted for each of the senior executives during the year. These reviews were carried out in accordance with the process set out above against the following criteria:

- comparing performance against agreed measures;
- examining the effectiveness and quality of the individual;
- assessment of key contributions;
- identifying areas of potential improvement; and
- assessing whether various expectations of shareholders have been met.

Part 2: Board responsibilities

Relevant policies and charters
See www.santos.com

- Board Guidelines

In addition to the Board Guidelines, the Board has adopted a formal document outlining the Role of the Board. The overriding objective is to increase shareholder value to top quartile performance within an appropriate management framework which protects the rights and interests of shareholders and ensures the Company is properly managed through the implementation of sound strategies and action plans and the development of an integrated framework of control over the Company's economic resources.

2.1 Responsibilities

The Board is responsible for the overall corporate governance of the Company, including approving the strategic direction and financial objectives, oversight of the Company and its management, establishing goals for management and monitoring the attainment of these goals.

Specifically, the Board is responsible for:

- the provision of strategic direction and oversight of management;
- significant acquisitions and disposals of assets;
- significant expenditure decisions outside of the corporate budget;
- hedging of product sales, sales contracts and financing arrangements;
- the approval of, and monitoring of, financial performance against strategic plans and corporate budgets;
- the approval of delegations of authority to management;
- ethical standards and codes of conduct;
- the selection and evaluation of, and succession planning for, Directors and executive management;
- the remuneration of Directors and executive management;
- the integrity of material business risk management including financial and non-financial risks.

The Board has also established a number of Board Committees to assist with the effective discharge of its duties.

Each Director ensures they are able to devote sufficient time to discharge their duties and to prepare for Board and Committee meetings and associated activities. The Board delegates management of the Company's resources to the Company's executive management team, under the leadership of the CEO, to deliver the strategic direction and goals approved by the Board. This is formally documented in the Company's Delegation of Authority which details the responsibilities delegated by the Board to Management for:

- implementing corporate strategies;
- maintaining and reporting on effective risk management; and
- operating under approved budgets and written delegations of authority.

2.2 Indemnity, access to information and independent professional advice

The Board Guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.

Pursuant to a deed executed by the Company and each Director, a Director also has the right to access all documents which have been presented to meetings of the Board or to any Committee of the Board or otherwise made available to the Director whilst in office. This right continues for a term of seven years after ceasing to be a Director or such longer period as is necessary to determine relevant legal proceedings that commenced during that term.

Information in respect to indemnity and insurance arrangements for Directors and certain senior executives appears in the Directors' Statutory Report on page 54 of this Annual Report.

Part 3: Board Committees

Relevant policies and charters
See www.santos.com

- Audit Committee Charter
- Nomination Committee Charter
- Remuneration Committee Charter
- Finance Committee Charter
- Environment, Health, Safety & Sustainability Committee Charter

3.1 Role and membership

The Board has established a number of Committees to assist with the effective discharge of its duties. The membership and role of each Committee is set out on pages 40 to 42.

All Committees are chaired by and comprise only non-executive, independent Directors, except the Environment, Health, Safety and Sustainability Committee, which includes the CEO as a member. Each Committee has no less than three members. Other composition requirements specific to the individual Committee are set out in the table below. Non-Committee members may attend Committee meetings by invitation.

Each Committee operates under a specific charter approved by the Board. The Board Committee Charters have been reviewed in accordance with the revised ASX Principles.

Board Committees have access to internal and external resources, including access to advice from external consultants or specialists without management present.

The Chairman of each Committee provides a report together with the minutes and recommendations of the Committee at the next Board meeting.

3.2 Board and Committee meetings

The Board Guidelines prescribe that the Board is to meet at least eight times a year, including a strategy meeting of two days' duration. Board members are expected to attend any additional meetings as required. In 2007, a total of 15 meetings were held.

Details of the Board and Committee meetings held and attendances at those meetings appear in the Directors' Statutory Report on page 52 of this Annual Report.

Executive management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. Where appropriate, advisors to the Company attend meetings of the Board and of its Committees.

Corporate governance (continued)

Committee	Members and composition	Role
Audit	Mr K A Dean (Chairman) Mr R M Harding Professor J Sloan The Committee is required to consist of: • members who are financially literate; • at least one member with past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background; and • at least one member with an understanding of the exploration and production industry. The Chairman of the Board is precluded from being the Chairman of the Audit Committee.	The primary objective of the Audit Committee is to assist the Board to fulfil its corporate governance and oversight responsibilities related to financial accounting practices, external financial reporting, financial risk management and internal control, the internal and external audit function, and compliance with laws and regulations relating to these areas of responsibility. Specifically, the role of the Audit Committee includes: • reviewing the effectiveness of the Company's risk management and internal compliance and control systems relating to financial reporting; • evaluating the truth and fairness of Company financial reports and recommending acceptance to the Board; • reviewing the process adopted by the CEO and Chief Financial Officer (CFO) when certifying to the Board that the Company's financial reports are true and fair and that they are based on a sound system of risk management and internal compliance and control that is operating effectively in all material respects; • examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally accepted practices; • meeting regularly with the internal and external auditors to reinforce their respective independence and to determine the appropriateness of internal and external audit procedures; • where the external auditor provides non-audit services, reporting to the Board as to whether the Committee is satisfied that the provision of those services has not compromised the auditor's independence; • reviewing the performance of the internal and external auditors and providing them with confidential access to the Board; • receiving from the external auditors a formal written statement delineating all relationships between the auditors and the Company and confirming compliance with all professional and regulatory requirements relating to auditor independence; • referring matters of concern to the Board, as appropriate, and considering issues which may impact on the financial reports of the Company; • recommending proposed dividends to the Board for final adoption; and • recommending to the Board the appointment and dismissal of the head of internal audit.

Committee	Members and composition	Role
Environment, Health, Safety and Sustainability	Mr R M Harding (Chairman) Mr J C Ellice-Flint Mr R A Franklin Mr S Gerlach	The role of the Environment, Health, Safety and Sustainability Committee includes: • monitoring and review of the Environment, Health and Safety and Greenhouse Policies and related systems; • monitoring and review of the development of the Company's Sustainability Management Framework and the performance of sustainability aspects of this framework under the categories of Environment, Community and Our People (excluding sustainability aspects under the category of Economy); and • review of the regular internal and external environmental, health and safety audits. The Committee was named the Safety, Health and Environment Committee until February 2008, when the Committee's charter was expanded to incorporate a sustainability component.
Nomination	Mr S Gerlach (Chairman) Mr R M Harding Professor J Sloan	It is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board (including the re-election of incumbent Directors). The primary criteria adopted in selection of suitable Board candidates, and the assessment of incumbent directors seeking re-election is their capacity to contribute to the ongoing development of the Company, having regard to the location and nature of the Company's significant business interests and to the candidates' qualifications and experience by reference to the attributes of existing Board members. When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.
Remuneration	Professor J Sloan (Chair) Mr S Gerlach Mr R M Harding	The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: • the compensation arrangements for the executive and non-executive Directors (including the CEO), and senior executives; • the Company's superannuation arrangements; and • employee share and option plans. The Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements. The structure and details of the remuneration paid to Directors, the CEO and other senior executives during the period are set out in the Remuneration Report commencing on page 56 of this Annual Report and note 31 to the financial statements commencing on page 126 of this Annual Report.

Corporate governance (continued)

Committee	Members and composition	Role
Finance	Mr S Gerlach (Chairman) Mr K C Borda Mr K A Dean	The role of the Finance Committee includes: • responsibility for considering and making recommendations to the Board on the Company's capital management strategy and the Company's funding requirements and specific funding proposals; • formulating and monitoring compliance with treasury policies and practices; and • the management of credit, liquidity and commodity market risks.

Part 4: Risk management

Relevant policies and charters
See www.santos.com

- Board Guidelines
- Risk Management Policy

Risk management systems

The Board is responsible for overseeing the implementation of, and ensuring there are adequate policies in relation to, the Company's risk management and internal compliance and control systems. These systems require Management to be responsible for identifying and managing the Company's material business risks, which include financial and non-financial risks, such as environmental, exploration and investment risks.

An Enterprise-Wide Risk Management approach forms the cornerstone of Risk Management activities of the Company and is based on the relevant Australian Standard (AS/NZS 4360 : 2004). This approach is incorporated in the Company's Risk Management Policy and aims to ensure that material business risks (both financial and non-financial) facing the Company are consistently identified, analysed and evaluated, and that active management plans and controls are in place for the ongoing management of these risks. Independent validation of controls is undertaken by internal audit as part of its risk-based approach. The internal audit function is independent of the external auditor and reports to the Audit Committee.

Management reporting on risk

Management reporting on risk operates on a number of levels.

All reports to the Board on strategic and operational issues incorporate an assessment by Management of the associated risks, which ensures that the Board is in a position to make fully-informed business judgements on these issues.

In addition, the Board receives dedicated risk management updates from management, which address the material business risks facing the Company and the systems and policies in place to manage those risks. In addition to these periodic updates, the Board and Management give consideration to effectiveness of the Company's risk management and internal compliance and control systems, and whether there is scope for further improvement of these systems.

The Board also receives written certifications from the CEO and the CFO in relation to the Company's financial reporting processes. For the 2007 financial year, the CEO and CFO certified that:

"The declaration provided in accordance with section 295A of the Corporations Act in respect of the Consolidated Financial Report for the year ended 31 December 2007 is founded on a sound system of risk management and internal control, and the system is operating effectively in all material respects in relation to financial reporting risks."

Examples of business risks

Examples of management of specific business risks, and the systems Santos has in place to manage these risks, include the following:

Type of risk	Method of management
Environmental and safety risk	Environmental and safety risk is managed through: • a comprehensive Environmental Health and Safety Management System based on Australian Standard 4801 and International Standard 14001; • environment, health and safety committees at Board and Management levels; • the retention of specialist environmental, health and safety staff and advisors; • regular internal and external environmental, health and safety audits; and • imposing environmental care and health and safety accountability as line management responsibilities.
Exploration and reserves risk	Exploration risk and uncertainty is managed through: • internal control systems which include formalised risk and resource assessment of exploration prospects; • corporate review in both prospect and hindsight; and • Board approval of exploration budgets. The Company has a Reserves Management System that is consistent with the Society of Petroleum Engineers Petroleum Resources Management System. External reserves reviews and audits are also undertaken as necessary.
Investment risk	The Company has clearly defined procedures for capital allocation and expenditure. These include: • a portfolio management system; • annual budgets; • detailed appraisal and review procedures; • project management processes; • levels of authority; and • due diligence requirements where assets are being acquired.
Financial reporting and treasury	• A comprehensive budgeting system exists with an annual budget approved by the Board. • Monthly actual results are reported against budget and quarterly forecasts for the year are prepared and reported to the Board. • Treasury operations are subject to a comprehensive system of internal control, and speculative transactions are prohibited. • Further details relating to financial instruments and commodity price risk management are included in Note 38 to the Consolidated Financial Statements.
Operational risk	• All significant areas of Company operations are subject to regular reporting to the Board. • The Board receives regular reports on the performance of each functional area, including: operations; gas marketing and commercialisation; liquids marketing; legal and secretariat; geoscience, exploration and new ventures; development; finance; safety; human resources; government; investor relations; climate change, sustainability, cultural heritage and other environmental matters.

Corporate governance (continued)

Part 5: Ethics and conduct

Relevant policies and charters
See www.santos.com

- Code of Conduct
- Guidelines for Dealing in Securities
- Continuous Disclosure Policy
- Shareholder Communications and Market Disclosure Policy

5.1 Ethical standards and Code of Conduct

To promote high standards of corporate governance and business conduct, the Company has provided its employees with a clear set of rules, values and guidelines to follow when carrying out their work as a Santos employee and representative. These rules, values and guidelines set out what is expected of Directors, employees, contractors and agents of Santos.

In particular, the Company has in place an integrated Code of Conduct which:

- sets out the Company's key rules, values and guidelines with respect to workplace and environment, business conduct and sustainability; and
- outlines the processes for reporting and investigating suspected breaches, and the penalties that may be imposed where a breach is found to have occurred.

Key issues addressed by the Code of Conduct include:

- achieving compliance with all applicable laws of the countries in which Santos operates;
- avoiding conflicts, by prioritising the interests of the Company and its stakeholders over personal interests;
- prohibiting inappropriate gifts, hospitalities, bribes, commissions and inducements;
- communicating regularly, accurately and effectively with investors, other stakeholders, the media and the market generally;
- treating employees and prospective employees fairly and equitably in all matters;
- protecting rights of privacy and confidentiality, both at an individual and Company level;
- ensuring Company assets are used solely to promote the interests of the Company and its stakeholders;
- operating with a view to long-term sustainability, through a focus on health, safety and the environment; and
- acting as a responsible corporate citizen in all communities of which the Company is part, and actively contributing to the needs of the communities.

The standards of conduct expected of Santos staff, including those directed at the broader stakeholder constituency of shareholders, employees, customers and the community, are also recorded in separate guidelines and policies relating to dealing in securities (discussed below), the environment, occupational health and safety and human resources.

Further, a Finance Code of Conduct, based on that developed by the Group of 100 (an association of senior finance executives from Australia's business enterprises) applies to the CFO and all other officers and employees within the finance function of the Company who have the opportunity to influence the integrity, direction and operation of the Company and its financial performance.

Santos treats actual or suspected breaches of its guidelines and policies seriously, and has adopted an Issue Resolution Policy and a Reporting Misconduct Policy to ensure that suspected breaches are reported and acted upon fairly and effectively. Where a serious breach is found to have occurred, penalties may be imposed ranging from counselling to dismissal.

5.2 Guidelines for dealing in securities

The Company has developed specific written guidelines that prohibit Directors and executives (and their respective associates) from acquiring, selling or otherwise trading in the Company's shares or another company's shares, if they possess material price-sensitive information which is not in the public domain.

Pursuant to these guidelines, no person may deal in securities while they are in the possession of price-sensitive information. In other circumstances, Directors must provide notice of their intention and receive acknowledgement from the Chairman or his representative (and executives from the Company Secretary or a person appointed by the Board) prior to any dealings in securities either by themselves or by their associates, and must promptly notify details following the dealing.

The Company's policy is that trading in Santos securities is permitted, with approval as set out above, only during the following periods:

- the period commencing two clear days after the announcement of the Company's annual results and ending 1 July; and
- the period commencing two clear days after the announcement of the Company's half-yearly results and ending 1 January.

Directors and executives may not deal in securities on considerations of a short-term nature.

5.3 Continuous disclosure and shareholder communication

The Company is committed to giving all shareholders timely and equal access to information concerning the Company.

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. These policies establish procedures to ensure that Directors and Management are aware of and fulfil their obligations in relation to the timely disclosure of material price-sensitive information. Information must not be selectively disclosed prior to being announced to the ASX and NASDAQ. Employees must notify their departmental manager or a designated Disclosure Officer as soon as they become aware of information that should be considered for release to the market.

When the Company makes an announcement to the market, that announcement is released to both exchanges where its shares and securities are listed: ASX and NASDAQ. The Company Secretary and Group Executive Investor

Relations are responsible for communications with the exchanges. All material information disclosed to the ASX is posted on the Company's website at www.santos.com. This includes ASX announcements, annual reports, notices of meetings, CEO briefings, media releases, and materials presented at investor, media and analyst briefings. An email alert facility is also offered to shareholders. Web-casting of material presentations, including annual and half-yearly results presentations, is provided for the benefit of shareholders, regardless of their location.

The Board is conscious of its obligations to shareholders and will seek their approval as required by the Company's Constitution, the Act and the ASX Listing Rules, or where otherwise considered appropriate by the Directors.

Additionally, the Company's external auditor attends Annual General Meetings to be available to answer shareholder questions relevant to the conduct of the audit.

5.4 Independence of auditors and non-audit services

The Board has adopted a policy in relation to the provision of non-audit services by the Company's external auditor. The policy ensures the external auditor's independence and impartiality by prescribing that:

- the Board will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board;
- audit partners who have had significant roles in the statutory audit will be required to rotate off the audit after a maximum of five years and there will be a period of at least two successive years before that partner can again be involved in the Company's audit; and
- the internal audit function, if outsourced, will be provided by a firm other than the external audit firm.

The nature and amount of non-audit services provided by the external auditors is detailed on page 54 of the Directors' Statutory Report, together with the Directors' reasons for being satisfied that the provision of those services did not compromise the auditor independence requirements of the Act.

A copy of the auditor's independence declaration as required under section 307C of the Act is set out on page 150 of this Annual Report.

Santos Group interests as at 28 February 2008

Note: In South Australia PPL = Petroleum Production Licence and PL = Pipeline Licence. In Queensland PPL = Pipeline Licence and PL = Petroleum Lease.

South Australia

Licence area	% interest
Cooper Basin* (Fixed Factor Area)	
(PPLs 6-20, 21-61, 63-75, 78-117, 119, 120, 124, 126-130, 132-135, 137-141, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196, 198 & 199)	66.6
Patchawarra East Joint Operating Area*	
(PPLs 26, 76, 77, 118, 121-123, 125, 131, 136, 142, 147, 152, 156, 158, 167, 182, 187, 191, 194, 197, 200 & 201)	72.3
Derrilyn Unit* (PPL 206 & 208)	65.0
PEL 114*	100.0
PL2*	66.6
PL17*	100.0

Queensland

Licence area	% interest
South-West Queensland*	
ATP 259P	
Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 105, 107, 109, 133, 149, 175, 181, 182 & 189)	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178, 186, 193, 241, PPL8 & PPL14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157, 158, 187 & 188)	61.2
Innamincka (PLs 58, 80, 136, 137, 156 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146, 177, 208)	55.0
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 106, 108, 111-112, 132, 135, 139, 147, 151-152, 155, 205, 207)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PPLs 13, 16-18, 31, 34, 35, 36-40, 46-48, 62, 64-72, 78-82, 84, 86, 94-96, 98, 100, 101, 105 & 113 and in South Australia PLs 5 & 9)	60.1
ATP 267P (Nockatunga)(PLs 33, 50 & 51)	59.1
ATP 299P(Tintaburra)(PLs 29, 38, 39, 52, 57, 95, 169 & 170, PPLs 109, 110, 111 & 112)	89.0
PPL 127 (Jackson to Tickalara)	100.0
PPL 138 (Tickalara to SA Border)	100.0
ATP 543P (PL117)	100.0
ATP 765 Farmin (Under Appln)	63.0
ATP 766 Farmin (Under Appln)	63.0
Surat Basin	
ATP 212P (Major) (PLs 30, 56 & 74)	15.0
ATP 336P (Roma) (PLs 3-13, 28, 69, 89, 93 & PPL2)*	100.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)*	53.8
ATP 470P (Redcap) (PL 71)	10.0
ATP 470P (Formosa Downs)	5.5
ATP 471P (Bainbilla) (PL 119 & PPL 58)	16.7
ATP 471P (Myall) (PL 192 & PPL 87)	51.0
Boxleigh (PL15 Sublease)*	100.0
PL 1 (Moonie)*	100.0
PL 1 (2) (Cabawin Exclusion)*	100.0
PL 1 (FO) (Cabawin Farm-out)*	50.0
PL 2 (A & B) (Kooroon)*	52.5
PL 2 (Alton)*	100.0
PL 2C (Alton Farm-out)*	63.5
PL 5 (Drillsearch)*	25.0
PL 5 (Mascotte)*	59.0
PL 11 (Snake Creek East)*	75.0
PL 12 (Trinidad)*	100.0
PL 17 Upper Stratum Farmin*	100.0
PL 200 (Spring Gully)	2.60
PL 204 (Spring Gully)	1.10
PPL 119 (Downlands East Exclusion)	28.8
PL 213 (Churchie West)	16.7
ATP 526P (PLs 90,91, 92, 99, 100, 232, 233, 234, 235, 236)*	79.5
ATP 592P, (PLs 195, 203) (Spring Gully)	4.0
ATP 606P (Spring Gully)	2.6
ATP 631P*	81.9
ATP 653P (Fairview)*	79.5
ATP 655P (Fairview)*	100.0
ATP 665P (Fairview)*	100.0
ATP 708P (Fairview)*	100.0
ATP 745P (Fairview)*	79.5
ATP 803P*	100.0
ATP 804P*	71.0
Bowen Basin	
ATP 337P (Denison)* (PLs 41-45, 54, 67, 173, 183, 218, PPL10 & PPL11)	50.0
ATP 337P (Mahalo)*	30.0
PL176 (Scotia)*	100.0
ATP 553P (Denison)*	50.0
ATP 685P (Cockatoo Creek)	50.0
Facilities	
Wungoona Processing Facilities*	50.0
Moonie to Brisbane Pipeline*	100.0
Jackson Moonie Pipeline (PPL 6)*	82.8
PPL 76*	100.0
PPL 92 (Comet Ridge Gathering System)*	100.0
Comet Ridge to Wallumbilla Pipeline (PPL 118)*	100.0

Victoria

Licence area	% interest
Otway Basin (Onshore)	
PEP 160	30.0
Otway Basin (Offshore)	
VIC/P44 *	50.0
VIC/P51*	55.0
VIC/RL7 (La Bella)	10.0
VIC/L22 (Minerva)	10.0
Gippsland Basin	
VIC/RL3 (Sole)*	100.0
VIC/L21 (Patricia-Baleen)*	100.0
VIC/L24 (Casino)	50.0
VIC/P55*	100.0

Offshore South Australia

Licence area	% interest
Duntroon Basin*	
EPP 32	100.0

Offshore Tasmania

Licence area	% interest
Sorell Basin*	
T/32P	37.5
T/33P	55.0
T/35P	37.5
T/36P	50.0
T/40P	100.0

Northern Territory

Licence area	% interest
Amadeus Basin	
OL 3 (Palm Valley)	48.0
OLs 4 and 5 (Mereenie)*	65.0
RL2 (Dingo)*	65.7
PL2 Mereenie Pipeline*	65.0

Offshore Northern Australia

Licence area	% interest
Carnarvon Basin	
EP 61	28.6
EP 62	28.6
EP 357	35.7
L1H (Barrow Island)	28.6
L10	28.6
L12 (Crest)	35.7
L13 (Crest)	35.7

Licence area	% interest
TL/2 (Airlie)	15.0
TL/3 (Banta-Triller)	28.6
TL/4	35.7
TL/7 (Thevenard)	35.7
TP/2	28.6
TP/7 (1-2)	43.7
TP/7 (3)	63.4
TP/7 (4)	18.7
TR/4 (Australind)	35.7
WA-1-P	22.6
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L (Stag)	66.7
WA-20-L (Legendre)	22.6
WA-26-L (Mutineer)*	33.4
WA-27-L (Exeter)*	33.4
WA-29-L (John Brookes)	45.0
WA-33-R (Maitland)	18.7
WA-191-P (Mutineer-Exeter)*	33.4
WA-208-P*	31.3
WA-209-P (Reindeer)	45.0
WA-214-P (John Brookes)	45.0
WA-246-P	15.0
WA-358-P	37.5
WA-264-P*	50.0
WA-290-P	15.0
Browse Basin*	
WA-274-P	30.0
WA-281-P	47.9
Bonaparte Basin*	
NT/P67	100.0
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0
WA-27-R	100.0
Houtman Basin	
WA-328-P	33.0
WA-337-P	100.0
WA-339-P*	100.0
Timor Sea	
AC/L1 (Jabiru)	10.3
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
NT/P48 (Evans Shoal)	40.0
NT/P61	40.0
NT/P69	40.0
Timor Gap	
JPDA 03-12	19.3
Bayu-Undan Gas Field	11.4
Elang	21.4

Licence area	% interest

Bangladesh

Block 5	45.0
Block 10	45.0
Block 16	37.5
Sangu Development Area	37.5

Egypt

South East July*	100.0
North Qarun	25.0

India

NEC-DWN-2004/1*	100.0
NEC-DWN-2004/2*	100.0

Indonesia

East Java Basin	
Brantas	18.0
Madura Offshore (Maleo)*	67.5
Nth Bali I*	30.0
Sampang (Oyong)*	45.0
Kutei Basin	
Donggala*	50.0
Papalang	20.0
Popodi	20.0
West Natuna Basin	
Kakap	9.0
West Papua Basin	
Warim	20.0

Kyrgyzstan

Closed Joint Stock Company South Petroleum Company (SPC)

The Santos Group holds a 70% equity interest in SPC which is the legal and beneficial holder of the following prospecting licences: Tuzluk, Soh, West Soh, Nuashkent, Nanai.

Joint Stock Company Textonic (Textonic)

The Santos Group is beneficially entitled to 33% of the licences held by Textonic which is the legal and beneficial owner of the following prospecting licences: Sulukta, Batken, Katran, Ak-Bura, Charvak, East Mailisu, Ashvaz and West Mailisu.

Licence area	% interest

Papua New Guinea

PDL 1 (Hides)	31.0
PDL 3*	15.9
PRL 5*	50.3
PRL 9*	42.6
SE Gobe Unit (Unitisation of PDLs3 &4)	9.4

Vietnam

Block 101-100/04	55.0
12W	37.5

* Santos operated

10-year summary 1998–2007

As at 31 December	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
Santos average realised oil price (A$/bbl)	20.95	27.57	46.54	45.53	44.74	43.59	51.83	73.83	89.35	**92.10**
Financial performance ($million)										
Product sales revenue[1]	769.4	944.5	1,497.1	1,459.7	1,478.4	1,465.0	1,500.9	2,462.8	2,750.3	**2,488.5**
Total revenue[2]	806.9	958.5	1,515.0	1,480.8	1,498.0	1,478.7	1,515.2	2,475.9	2,784.6	**2,517.6**
Foreign currency gains/(losses)[3]	2.0	0.3	2.7	0.2	(0.7)	(7.9)	2.6	(3.8)	0.8	**(0.5)**
Profit from ordinary activities before tax[3]	267.3	339.6	725.9	627.6	493.3	430.9	518.8	1,133.5	964.7	**601.0**
Income tax relating to ordinary activities[3]	91.0	30.5	239.1	181.7	171.2	103.9	164.1	371.4	321.3	**160.4**
Net profit after income tax attributable to the shareholders of Santos Ltd[3]	176.3	309.1	486.8	445.9	322.1	327.0	354.7	762.1	643.4	**440.6**
Financial position ($million)										
Total assets[3]	4,236.1	4,338.7	4,659.8	5,048.7	5,320.8	5,218.3	4,836.6	6,191.3	6,902.9	**7,320.2**
Net debt[3]	1,280.0	1,301.1	866.6	1,060.8	1,162.9	897.6	1,133.3	1,598.9	1,449.7	**1,895.5**
Total equity[3]	1,939.2	2,056.7	2,310.9	2,726.6	2,863.9	3,087.9	2,357.8	2,964.0	3,355.5	**3,310.5**
Reserves and production (mmboe)										
Proven plus Probable reserves (2P)	966	941	921	724	732	636	643	774	819	**879**
Production	45.6	49.2	56.0	55.7	57.3	54.2	47.1	56.0	61.0	**59.1**
Exploration[4]										
Wells drilled (number)	81	34	42	26	18	19	16	22	25	**10**
Expenditure ($million)	180.7	78.1	100.1	93.4	133.1	136.4	125.6	187.0	258.5	**149.8**
Other capital expenditure ($million)										
Delineation and development[4]	158.1	116.8	187.1	308.1	308.8	519.0	672.7	666.1	865.5	**954.6**
Buildings, plant and equipment	165.7	102.5	153.5	258.7	319.0	94.9	131.1	106.0	182.1	**202.2**

Share information

Share issues

As as 31 December	1998	1999	2000	2001	2002	2003	2004	2005	2006	**2007**
	Employee Share Plan 1 for 8 rights issue	Employee Share Plan	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Restricted Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Share Buy-back/ Schemes of Arrangement	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Preference Share Buy-back/ Issue of FUELS/ Convertible Preference Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Dividend Reinvestment Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Dividend Reinvestment Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Dividend Reinvestment Plan/Share Buy-back
Number of issued ordinary shares at year end (million)	607.8	608.2	610.4	579.3	583.1	584.7	585.7	594.4	598.5	**586.1**
Weighted average number of ordinary shares (million)	605.6	606.1	608.3	612.0	580.9	583.4	584.9	587.9	596.2	**590.5**
Dividends paid per ordinary share (¢)										
- ordinary	25.0	25.0	30.0	30.0	30.0	30.0	30.0	36.0	40.0	**40.0**
- special	-	-	-	10.0	-	-	-	-	-	**-**
Dividends ($million)										
- ordinary	151.4	151.5	182.0	184.8	174.2	175.0	175.5	212.4	238.1	**235.1**
- special	-	-	-	61.2	-	-	-	-	-	**-**
Number of issued preference shares at year end (million)	-	-	-	3.5	3.5	3.5	6.0	6.0	6.0	**6.0**
Dividends paid per preference share ($)										
- ordinary	-	-	-	-	5.40	6.57	6.59	5.10	5.06	**5.59**
- special	-	-	-	-	-	-	5.00	-	-	**-**
Dividends ($million)										
- ordinary	-	-	-	-	18.9	23.0	23.0	30.6	30.4	**33.5**
- special	-	-	-	-	-	-	14.3	-	-	**-**
Earnings per share (¢)[3]	29.1	51.0	80.0	72.9	51.9	52.1	54.2	124.4	102.8	**68.9**
Return on total revenue (%)[2,3]	21.8	32.2	32.1	30.1	21.5	22.1	23.4	30.8	23.1	**17.5**
Return on average ordinary equity (%)[3]	9.1	15.5	22.3	19.0	13.1	12.3	19.9	35.1	23.8	**15.2**
Return on average capital employed (%)[3]	7.0	11.4	16.5	13.9	8.9	8.8	11.7	19.8	15.1	**10.4**
Net debt/(net debt + equity) (%)[3]	39.8	38.7	27.3	28.0	28.9	22.5	32.5	35.0	30.2	**36.4**
Net interest cover (times)[3]	4.4	5.2	9.1	9.7	8.1	8.5	9.1	14.9	10.1	**6.4**
General										
Number of employees (excluding contractors)	1,650	1,645	1,631	1,713	1,737	1,700	1,526	1,521	1,679	**1,774**
Number of shareholders	81,286	81,416	76,457	86,472	85,888	84,327	78,976	78,157	83,566	**77,498**
Market capitalisation ($million)	2,654	2,516	3,670	3,589	3,509	4,017	4,965	7,280	5,907	**8,274**
Netback	-	-	-	-	18.9	18.4	19.8	29.5	33.1	**30.9**

1 Full year 2006 sales revenue has been restated to exclude an $18.8 million gain on embedded derivatives in sales contracts due to a change in statutory accounting disclosures.
2 From 2005, 'Total operating revenue' has been reclassified to 'Total revenue' and prior year amounts have been restated.
3 From 2004, amounts reflect Australian equivalents to International Financial Reporting Standards. Prior year amounts reflect previous Australian Generally Accepted Accounting Principles and have not been restated.
4 From 2001, appraisal and near-field exploration wells have been reclassified from exploration to delineation expenditure. Prior year amounts have not been restated.

Financial Report

Contents

Directors' Statutory Report

The Directors present their report together with the financial report of Santos Ltd (Santos or Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2007, and the auditor report thereon. Information in the Annual Report referred to by page number in this report, including the Remuneration Report, or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. Directors, Directors' Shareholdings and Directors' Meetings

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd	
		Ordinary Shares	Franked Unsecured Equity Listed Securities
Borda	Kenneth Charles	35,207	Nil
Dean	Kenneth Alfred	4,145	Nil
Ellice-Flint (Managing Director)	John Charles	4,073,860	Nil
Franklin	Roy Alexander	Nil	Nil
Gerlach (Chairman)	Stephen	49,210	Nil
Harding	Richard Michael	608	Nil
Sloan	Judith	10,639	195

The above named Directors held office during and since the end of the financial year, except for Mr K C Borda, who was appointed a Director on 14 February 2007.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

At the date of this report, Mr J C Ellice-Flint holds 2,500,000 options under the Santos Executive Share Option Plan and subject to the further terms described in the Remuneration Report and Note 30 to the financial statements.

Details of the qualifications, experience and special responsibilities of each Director and the Company Secretary are set out on pages 32 to 35 of this Annual Report. This information includes details of other public company directorships held during the last three years.

Directors' Statutory Report (continued)

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings**		Audit Committee		Environment, Health, Safety & Sustainability Committee		Remuneration Committee		Finance Committee		Nomination Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Borda	Kenneth Charles	14	13	-	-	-	-	-	-	8	8	-	-
Dean	Kenneth Alfred	15	15	4	4	-	-	-	-	9	9	-	-
Ellice-Flint	John Charles	15	15	-	-	4	4	-	-	-	-	-	-
Franklin	Roy Alexander	15	15	-	-	4	4	-	-	-	-	-	-
Gerlach	Stephen	15	14	-	-	4	4	6	6	9	9	2	2
Harding	Richard Michael	15	14	4	4	4	3	6	6	-	-	2	2
Sloan	Judith	15	14	4	4	-	-	6	6	-	-	2	2

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.
** In addition to formal meetings, the Board participated in a site visit to Roma and Fairview.

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear on pages 36 to 45 of the Annual Report.

2. Principal Activities

The principal activities of the consolidated entity during the financial year were: petroleum exploration, the production, treatment and marketing of natural gas, crude oil, condensate, naphtha, liquid petroleum gas and liquefied natural gas, and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. Review and Results of Operations

A detailed review of the operations of the consolidated entity during the financial year, the results of those operations and the financial position of the consolidated entity as at the end of the financial year is contained on pages 2 to 8 of the Annual Report. Further details regarding the operations, results and business strategies of the consolidated entity appear in the individual reports at pages 12 to 23 of the Annual Report.

In summary, the consolidated net profit after income tax was $440.6 million, a 31.5% decrease from the previous period comparative result of $643.4 million. Sales revenue was $2,488.5 million, down 9.5% from 2006.

In particular, revenues for the Australian segment was $2,356.0 million, an 11.3% decrease from the 2006 result of $2,656.7 million. International operations recorded revenue growth of 114.2% from 2006 to $131.5 million in 2007.

Total production was down by 3.1% to 59.1 million barrels of oil equivalent (mmboe), as natural field decline and the sale of the US business was offset by the start-up of the Oyong project in Indonesia, the acquisition of gas interests in Bangladesh and ongoing field development and optimisation initiatives across Santos' portfolio.

4. Significant changes in the state of affairs

The Directors consider that matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or the state of affairs of the Company in subsequent financial years are:

- The sale of Santos' United States interests;
- The commencement of oil production from the Oyong development in Indonesia;
- The mud flow incident at the Banjar Panji-1 onshore exploration well in Indonesia;
- The proposal to export coal seam gas from Queensland including the construction of a liquefied natural gas facility at Gladstone;
- The acquisition of an interest in the Sangu gas field and exploration acreage in Bangladesh;
- The passing of legislation by the South Australian Parliament which has the effect of removing the restriction on any one shareholder having an entitlement to more than 15% of Santos' shares, effective from 29 November 2008.

5. Dividends

On 21 February 2008, the Directors:

(i) resolved to pay a fully franked final dividend of $0.20 per fully paid ordinary share on 31 March 2008 to shareholders registered in the books of the Company at the close of business on 3 March 2008. This final dividend amounts to approximately $117.2 million; and

(ii) declared that in accordance with the Terms of Issue, a fully franked dividend of $2.9983 per Franked Unsecured Equity Listed Security be paid on 31 March 2008 to holders registered in the books of the Company at the close of business on 3 March 2008, amounting to $18.0 million.

A fully franked final dividend of $119.7 million (20 cents per ordinary share) was paid on 2 April 2007 on the 2006 results. Indication of this dividend payment was disclosed in the 2006 Annual Report. In addition, a fully franked interim dividend of $115.4 million (20 cents per fully paid ordinary share) was paid to members on 2 October 2007.

In accordance with the Terms of Issue, a fully franked final dividend of $2.7272 per Franked Unsecured Equity Listed Security ($16.4 million) was paid on 2 April 2007. Indication of this dividend payment was disclosed in the 2006 Annual Report. A fully franked interim dividend of $2.8592 per Franked Unsecured Equity Listed Securities ($17.2 million) was paid on 2 October 2007.

6. Environmental Regulation

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation, under authorisations in respect of its South Australian operations (numbers EPA 888, 1259, 2164, 2569, 14145, 14427 and 45060001 issued under the *Environment Protection Act 1993*), its Queensland operations (numbers 150029, 150101, 150125, 150174, 150175, 150224, 150225, 150238, 150245, 150271, 150275, 150276, 150286, 150287, 150288, 150313, 150347, 150351, 150359, 150329, 150330, 150331, 150332, 150333, 150334, 150343, 150347, 150355, 150359, 150368, 150381,150382, 170520, 170533, 170543, 170544, EA PEN 2000018207, EA PEN 2000054807, EA PEN 2000054007 and EA PEN 200054107 issued under the *Environmental Protection Act 1994*) and its Victorian operations (number 54626 issued under the *Environment Protection Act 1970*). Applicable legislation and requisite environmental licences are specified in the entity's EHS Compliance Database, which forms part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources. During the financial year no fines were imposed, no prosecutions were instituted and no official directions or notices were issued by the relevant regulatory bodies regarding non-compliance by Santos with the above referenced regulations.

Directors' Statutory Report (continued)

7. Events Subsequent to Balance Date

Except as mentioned below, in the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Dividends declared after 31 December 2007 are set out in Item 5 of this Directors' Report and Note 23 to the financial statements.

8. Likely Developments

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to at pages 4 to 7 of the Annual Report.

Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity. Further details regarding likely developments appear in the individual reports at pages 14 to 23 of the Annual Report.

9. Directors' and Senior Executives' Remuneration

Details of the Company's remuneration policies and the nature and amount of the remuneration of the Directors and senior management (including shares and options granted during the financial year) are set out in the Remuneration Report commencing on page 56 of the Annual Report.

10. Indemnification

Rule 61 of the Company's Constitution provides that the Company indemnifies, on a full indemnity basis and to the full extent permitted by law, officers of the Company for all losses or liabilities incurred by the person as an officer of the Company, a related body corporate or trustee of a company-sponsored superannuation fund. Rule 61 does not indemnify an officer for any liability involving a lack of good faith. Rule 61 also permits the Company to purchase and maintain a Directors' and Officers' insurance policy. No indemnity has been granted to an auditor of the Company in their capacity as auditor of the Company.

In conformity with Rule 61, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report who held office during the year and certain senior executives of the consolidated entity. The indemnities operate to the full extent permitted by law and are not subject to a monetary limit. Santos is not aware of any liability having arisen, and no claims have been made, during or since the financial year under the Deeds of Indemnity.

During the year, the Company paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ending 31 December 2007 and since the end of the year the Company has paid, or agreed to pay, premiums in respect of such contracts for the year ending 31 December 2008. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and its controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

11. Non-audit services

During the year the Company's auditor, Ernst & Young, was paid the following amounts in relation to non-audit services it provided:

Taxation services	$15,000
Assurance services	$244,000

The Directors are satisfied, based on the advice of the audit committee, that the provision of the non-audit services detailed above by Ernst & Young is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*.

The reason for forming this opinion is that all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 150 of the Annual Report.

12. Shares under option

Unissued ordinary shares of Santos Ltd under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
15 June 2004	14 June 2009	$6.95	100,000
15 June 2004	1 July 2008	$6.95	46,178
23 May 2005	22 May 2015	$8.46	33,950
23 May 2005	31 March 2007	$8.46	85,500
23 May 2005	22 May 2015	$8.46	542,500
24 October 2006	24 October 2016	$10.48	849,400
4 May 2006	3 May 2016	$11.36	500,000
4 May 2006	3 May 2016	$11.36	1,000,000
4 May 2006	3 May 2016	$11.36	1,000,000
6 August 2007	30 June 2017	$14.14	261,400
6 August 2007	30 June 2017	$14.14	59,800
3 September 2007	2 September 2017	$12.81	100,000
			4,578,728

Options do not confer an entitlement to participate in a bonus or rights issue, prior to the exercise of the option.

13. Shares issued on the exercise of options

The following ordinary shares of Santos Ltd were issued during the year ended 31 December 2007 on the exercise of options granted under the Santos Executive Share Option Plan. No further shares have been issued since then on the exercise of options granted under the Santos Executive Share Option Plan. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
18 June 2002	$6.20	150,000
12 December 2003	$6.38	100,000
12 December 2003	$6.38	27,095
15 June 2004	$6.95	100,000
15 June 2004	$6.95	70,003
22 May 2005	$8.46	8,300
		455,398

14. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 21 February 2008 in accordance with a resolution of the Directors.



Director
21 February 2008



Director
21 February 2008

Remuneration Report

The Directors of Santos Limited present the Remuneration Report for the Company and its controlled entities for the year ended 31 December 2007. This Remuneration Report forms part of the Directors' Statutory Report.

In order to achieve its objective of delivering top quartile strategic operating and shareholder value performance compared to its peers in the Australian and international exploration and production industry, the Company needs to have highly capable people available to it. Consistent with this objective, the Company's remuneration strategy is designed to attract and retain appropriately qualified and experienced Directors, executives and staff with the necessary skills and attributes to lead and manage the Company. The Company's remuneration strategy is therefore critical to the delivery of the Company's overall strategic objectives.

In addition to attracting and retaining talent, Santos' remuneration strategy also aims to encourage its employees to strive for superior performance by rewarding the achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions. For the Company's most senior staff, performance targets are primarily aligned with long-term shareholder value creation.

The Remuneration Report sets out remuneration information for the Company's non-executive Directors, Managing Director and Senior Executives, who are the key people accountable for planning, directing and controlling the affairs of the consolidated entity. They include the five highest remunerated executives of the Company and Group for the 2007 financial year, and are listed in Table 1 below.

Table 1: Non-executive Directors, Managing Director and Senior Executives

Executive

Name	Position
J C Ellice-Flint	Managing Director
J H Anderson	Vice President Strategic Projects
J L Baulderstone	General Counsel and Company Secretary[1]
T J Brown	Vice President Geoscience and New Ventures
M E J Eames	Vice President Corporate and People
R M Kennett	Vice President Operations[2]
D J Knox	Executive Vice President Growth Businesses[3]
M S Macfarlane	Vice President Development
P C Wasow	Chief Financial Officer
R J Wilkinson	Vice President Gas Marketing and Commercialisation
J T Young	Executive Vice President Corporate Projects[4]

Non-Executive

Name	Position
S Gerlach	Chairman
K C Borda	Director[5]
K A Dean	Director
R A Franklin	Director
R M Harding	Director
J Sloan	Director

1 Appointed on 29 January 2007
2 Appointed on 1 June 2007
3 Appointed on 3 September 2007
4 Appointed on 1 June 2007; previously Executive Vice President - Operations
5 Appointed on 14 February 2007

In review - Remuneration decisions made in 2007 and their influences

The competition for talent intensified to record levels in 2007, with buoyant market conditions increasing the already high demand for appropriately skilled and experienced staff. Whilst increased competition for executive talent has been observed across a number of industries, the trend has been particularly marked in the upstream oil and gas industry due to high energy prices, increased levels of exploration and development within the industry and the transferable nature of oil and gas industry skills in the international market. Santos' exposure to this industry trend also reached new levels in 2007, with the Company's increased exploration activity during 2007 increasing its need for experienced and qualified staff. Recruitment and retention of talented staff therefore represents a critical challenge for the Group as it continues to expand its profile and become more active in international and domestic markets.

A second development during the year which will significantly impact Santos' future international and domestic profile is the South Australian Government's decision to repeal the *Santos Limited (Regulation of Shareholding) Act 1989*, which restricts any one shareholder from holding more than 15% of the Company. The Act's repeal will mean that, for the first time in approximately three decades, the Company's ownership structure will be subject to the full force of the market.

These developments were major influences on two key remuneration actions the Company took in 2007. Firstly, in order to maximise the retention of its key executives during a possible period of volatility, all Senior Executives (excluding the Managing Director) and 57 other selected executives were granted a special "Growth Award". The Growth Award comprises Share Acquisition Rights or options which vest or become exercisable on the third anniversary of the grant date, providing the executive meets continuous service conditions. Consistent

with the retention focus, no performance hurdles apply to the Growth Award. More details on the Growth Award are provided on pages 63 to 65.

Secondly, the Company undertook a detailed review of its Long-term Incentive (LTI) plan in order to assess its overall effectiveness as a remuneration tool. Vesting of LTI grants since 2005 has been based on relative Total Shareholder Return (TSR) hurdles, partly against ASX 100 companies, and partly against Australian and international Exploration and Production (E&P) companies. The Board was concerned that due to the unique nature of the Company's assets and contractual arrangements, comparing it meaningfully to other companies was difficult, and hence the plan's total reliance on relative TSR was unsuitable.

To address these concerns, the Board decided to base vesting of half the 2007 LTI grant on an absolute TSR hurdle. The Directors believe that the combination of absolute and relative TSR is a fairer test, given the factors described above. The Board considers this change an interim step towards a more individually tailored remuneration structure.

More details on the 2007 LTI grant are provided on pages 63 to 66.

The Board is continuing to assess the Company's remuneration arrangements as appropriate, to ensure that these arrangements remain effective in achieving the policy objectives detailed below.

Remuneration Policy

The Company's remuneration policy as set by the Board is summarised below.

	Policy objective	**Implementation approach**
Non-executive Directors	To enable the Company to prudently secure and retain the services of suitable individuals to serve as Directors.	Directors' fees are set taking into account, among other things, fees paid for similar roles in comparable companies, the commitment, risk and responsibility accepted by non-executive Directors, and recognition of their commercial expertise and experience.
	To promote independence and impartiality.	Non-executive Director remuneration does not vary according to the performance of the Company.
	To align non-executive Director and shareholder interests by encouraging the creation of long-term shareholder value.	Purchase of the Company's shares by Directors is facilitated via the Non-executive Director Share Plan.
Managing Director and Senior Executives	To enable the Company to prudently secure and retain the services of suitable individuals able to contribute towards meeting its strategic objectives.	Executive remuneration levels are market-aligned by comparison against similar roles in comparable companies.
	To encourage striving for superior performance by rewarding achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions.	A significant component of executive remuneration is driven by Company and individual performance through the Company's short-term and long-term incentive programs. These components of remuneration are "at risk", so executives only derive value from participating in these programs where they satisfy challenging performance hurdles. Individual performance also affects base remuneration. The Board intends the base remuneration of consistently high-performing executives to be higher, in market terms, than that of others.

Remuneration Report (continued)

	Policy objective	Implementation approach
Managing Director and Senior Executives (continued)	To align executive and shareholder interests by encouraging the creation of long-term shareholder value.	Part of executive remuneration is delivered in share-based payments, in order to align executive and shareholder interests. In addition, performance measures for the "at risk" remuneration components are linked to shareholder value creation.

Details of remuneration policy implementation in 2007

Non-executive Director remuneration

Maximum aggregate amount

Total non-executive Directors' fees paid in a year, including Board committee fees, cannot exceed $1,500,000. This amount was approved by shareholders at the Annual General Meeting held on 7 May 2004. Directors may also be paid additional fees for special duties or exertions, and are entitled to be reimbursed for all business-related expenses. These payments are not included in the maximum aggregate amount approved by shareholders. No additional fees were paid during the year.

2007 non-executive Directors' fees

Table 2: 2007 non-executive Directors' fees payable in 2007

	Board		Committees	
	Chair[1]	Member	Chair	Member
Fees	$390,000	$130,000	$10,000 - $28,000	$4,000 - $14,000

1 The Chairman of the Board does not receive any additional fees for serving on or chairing any Board committee.

Superannuation and retirement benefits

Superannuation contributions are made on behalf of non-executive Directors in accordance with the requirements of the Company's statutory superannuation obligations.

Non-executive Directors appointed prior to 1 January 2004 (Participating Directors) are contractually entitled to receive benefits upon their retirement pursuant to agreements entered into upon their appointment, the terms of which were approved by shareholders at the 1989 AGM. Non-executive Directors appointed after 1 January 2004 are not entitled to receive a benefit upon retirement other than statutory entitlements.

The retirement benefits of Participating Directors were frozen with effect from 30 June 2004, at which time their entitlements ceased to accrue. However, to prevent erosion in the real value of the frozen benefits, the Board determined that the benefits would be indexed annually against the five-year Australian Government Bond Rate with effect from 1 July 2007.

The increase in Participating Directors' frozen benefits during the year as a result of indexation, along with the amount of their benefits as at 31 December 2007, are set out in Table 3 below. The benefits have been fully provided for.

Table 3: Non-executive Director retirement benefits

Director	Benefit as at 1 January 2007	Increase as a result of indexation	Benefit as at 31 December 2007
S Gerlach	$1,130,725	$37,925	$1,168,650
J Sloan	$346,752	$11,630	$358,382

Non-executive Director Share Plan

In accordance with shareholder approval obtained at the 2007 Annual General Meeting, the Non-executive Director Share Plan (NED Share Plan) was introduced in July 2007. Participation in the NED Share Plan is voluntary and all present and future non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

Details of the shares allocated to Directors under the NED Share Plan during the year are set out in Table 4 below.

Table 4: 2007 NED Share Plan allocations

Director[1]	**October 2007 allocation**[2]	**December 2007 allocation**[3]	**Total**
K C Borda	2,227	2,530	4,757
K A Dean	3,000	609	3,609
S Gerlach	1,263	1,435	2,698
R M Harding	289	323	612
J Sloan	2,640	2,999	5,639

1 Mr R A Franklin did not elect to participate in 2007.
2 Shares were allocated to the participating Directors on 10 October at $15.4326 per share.
3 Shares were allocated to the participating Directors on 28 December 2007 at $13.5843 per share.

Details of remuneration paid to non-executive Directors in 2007

Details of the fees and other benefits paid to Directors during the year are set out in Table 5 below.

Table 5: 2007 non-executive Director remuneration details

	Short-term benefits			**Retirement benefits**		**Share-based payments**	
	Directors' fees (incl Committee Fees)[1]	**Fees for special duties or exertions**	**Other**[3]	**Super-annuation contributions**[4]	**Increase to retirement benefit**	**NED Share Plan**	**Total**
S Gerlach	$252,229	-	$4,788	$111,678	$37,925	$39,000	$445,620
K C Borda	$51,704[2]	-	-	$10,672	-	$68,750	$131,126
K A Dean	$107,575	-	-	$54,282	-	$16,550	$178,407
R A Franklin	$140,512	-	-	$3,195	-	-	$143,707
R M Harding	$39,600	-	-	$136,440	-	$8,800	$184,840
C J Recny[5]	$19,589	-	-	$1,763	-	-	$21,352
J Sloan	$0	-	-	$94,407	$11,630	$81,500	$187,537

1 Refer Table 2 above for details of annual Directors' fees and Committee fees. Figure shown is after fee sacrifice to superannuation and/or NED Share Plan.
2 Mr K C Borda donated his Director's fees to charity.
3 This figure represents the value of car parking provided to the Chairman in the Company's head office in Adelaide.
4 Includes superannuation guarantee payments and any voluntary fee sacrifice to superannuation.
5 Payment to deceased estate.

Remuneration Report (continued)

Managing Director's remuneration

Remuneration components and their relative weightings
Total remuneration for the Managing Director is made up of the following components, the majority of which are at risk and linked to shareholder value creation:

- Base remuneration - comprising salary and superannuation;
- Short-term Incentive (STI) - an annual bonus linked to Company performance and achievement of strategic objectives; and
- Long-term Incentive (LTI) - equity grants tied to vesting conditions dependent on Santos' achievement of superior performance relative to its peers.

The relative weightings of the three components comprising the Managing Director's total remuneration are provided below.

Table 6: Relative weightings of remuneration components

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
		STI	LTI
Managing Director	46%	27%	27%

Base remuneration
Mr Ellice-Flint is paid a salary from which he may, if he wishes, sacrifice a proportion for benefits such as a novated car lease. The Board receives external advice on Mr Ellice-Flint's base remuneration, which is market-aligned by comparison to that of Managing Directors of comparable companies.

The Company funds Mr Ellice-Flint's defined benefit superannuation plan. On his birthday in 2007 he became entitled to a superannuation payment of 3.22 times final average salary. This multiple increases at a rate of approximately 0.5 times final average salary on each subsequent birthday until the multiple is capped at 6.00 times final average salary at 62 years of age.

Short-term Incentive (STI)
Mr Ellice-Flint's STI is based on a number of agreed annual objectives linked to Company performance objectives and delivery of strategic growth initiatives. Consistent with his role as Managing Director, the performance measures for Mr Ellice-Flint's STI comprise a combination of operational, financial, budgetary and ongoing strategic targets that are directly related to the strategic objectives set by the Board for the relevant financial year.

The Remuneration Committee assesses performance against Mr Ellice-Flint's objectives annually and makes a recommendation to the Board. These objectives are directly linked to the priorities and performance of the Company across a range of measures including an overriding focus on the creation of shareholder wealth. The maximum STI payable is 150% of base salary.

Half of Mr Ellice-Flint's STI is paid to him in the Company's shares. These shares are subject to restrictions on sale, transfer and hedging for two years from their date of acquisition (restrictions may be lifted earlier upon termination of the Managing Director's employment depending on the circumstances). The other half of the STI is paid in cash.

For 2007 performance, Mr Ellice-Flint was awarded an STI payment of $1,950,000 or 115% of base salary.

Long-term Incentive (LTI)
The Managing Director receives his LTI in the form of options. Each option entitles Mr Ellice-Flint to acquire one fully paid ordinary share in the Company at a predetermined price, subject to satisfaction of vesting conditions. The grant size is determined by reference to the median grant size given to executives in similar roles in comparable companies.

At the 2006 AGM, shareholder approval was given for the grant of three tranches of options to Mr Ellice-Flint as follows:

Tranche	Number of options	Performance period
1	500,000	4 May 2006 - 26 August 2007
2	1,000,000	4 May 2006 - 26 August 2008
3	1,000,000	4 May 2006 - 26 August 2009

These grants were initially proposed in 2005, but were held over until the 2006 AGM pending completion of the Board review of the overall remuneration package for the Managing Director, and were ultimately made on 4 May 2006.

No new LTI grant was made to Mr Ellice-Flint in 2007.

The exercise price for the options granted is $11.36, being the volume weighted average price in the ten days up to and including 9 March 2006 (as approved by shareholders on 4 May 2006).

Vesting of each tranche of options is based on two performance conditions, each applying to one half of the tranche:

- relative TSR against the ASX 100 at the beginning of the performance period; and
- relative TSR against a group of Australian and international E&P companies.

At the time of grant, the Board considered the ASX 100 and E&P companies to be reasonable comparators against the market generally, and against Santos' peers. See Appendix 1 (page 68) for a listing of companies comprising the comparator groups.

The options granted vest according to the following schedule:

Santos TSR percentile ranking	**% of grant vesting**
< 50th percentile	0%
= 50th percentile	50%
51st to 74th percentile	52% to 98% (additional 2% for each percentile improvement)
≥ 75th percentile	100%

Performance conditions may be re-tested quarterly during the 12-month period commencing on the earliest exercise date for a tranche. If the performance conditions are not satisfied at the end of that 12-month retesting period, the options in that tranche will lapse.

Consistent with the terms of his service agreement, the Managing Director's options may vest and become exercisable upon cessation of his employment. Whether vesting occurs will depend on the circumstances - for example, where the Managing Director retires by mutual agreement with the Board, his outstanding options may vest and become exercisable at the Board's discretion. However, no options will vest or become exercisable where the Company terminates the Managing Director's employment for cause.

In addition, where an entity becomes entitled to more than 30% of the Company's total number of voting shares, the Managing Director will be entitled to exercise his outstanding options unless the Board, in its discretion, determines otherwise.

Tranche 1 options were tested against the performance condition in 2007, with the following results:

	ASX 100 comparator group (applying to 250,000 options)	**E&P comparator group (applying to 250,000 options)**
Santos TSR ranking at 26 August 2007	22nd percentile	50th percentile
Santos TSR ranking at 26 November 2007 (first re-test)	40th percentile	50th percentile
Number of options exercisable	Nil	125,000

Tranche 1 options still not vested by 26 August 2008 will lapse.

Details of remuneration paid in 2007

Table 7: Managing Director's 2007 remuneration details

Short-term employee benefits			**Post-employment**	**Share-based payments (LTI)**	**Termination**	**Other long-term benefits**	**Total**
Base salary	STI	Other	Superannuation	Options			
$1,702,694	$1,950,000	$1,944[1]	$987,357[2]	$1,898,273[3]	-	$297,500[4]	$6,837,768

1 This amount represents the cost of car parking provided up to 30 April 2007. From 1 May 2007, the cost of parking in the Company's new head office was paid by the Managing Director.

2 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made during 2007 by the Company in respect of the current and future entitlements of the Managing Director was $1,094,334.

3 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that the Managing Director may ultimately realise should the equity instruments vest. The notional value of options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 30 to the financial statements. The amounts set out above include a proportion of the value of options granted to the Managing Director in 2006 that had not vested as at 1 January 2007. Of the Managing Director's total remuneration for the year, 28% consisted of options.

4 This amount represents the Managing Director's long service leave accrual as at 31 December 2007.

Remuneration Report (continued)

Service Agreement
The Company has entered into a service agreement with the Managing Director. The service agreement is ongoing until termination by the Company or the Managing Director.

The service agreement provided that the Company may terminate the Managing Director's employment on giving 24 months' notice. The contract was varied in 2006 to reduce the notice period to 12 months, effective from 1 January 2008. Where the Company exercises this general right to terminate, it must make a payment to the Managing Director equivalent to his base salary for the full notice period.

The Company may terminate the Managing Director's employment at any time for cause. No payment in lieu of notice will be made in this circumstance.

Mr Ellice-Flint may initiate termination of his service agreement by giving three months' notice.

Senior Executive remuneration

Remuneration components and their relative weightings
Total remuneration for Senior Executives is made up of the following components:

- Base remuneration - comprising salary and superannuation;
- Short-term incentives (STI) - annual bonuses tied to individual and Company performance; and
- Long-term incentives (LTI) - equity grants tied to vesting conditions tested over a three-year period.

Santos' executive remuneration structure is consistent with the Company's "pay for performance" policy.

The relative weightings of the three components comprising the Senior Executives' total remuneration are provided in Table 8 below.

Table 8: Relative weightings of remuneration components

	% of total remuneration (annualised)		
	Fixed remuneration	Performance-based remuneration	
	TFR	STI	LTI
Executive Vice Presidents and Chief Financial Officer	52%	27%	21%
Other Senior Executives	57%	20%	23%

Base remuneration	
Salary and superannuation	Senior Executives are paid Total Fixed Remuneration (TFR), out of which the Company makes contributions into their superannuation funds of at least the minimum statutory amount. They may, if they wish, salary sacrifice part of their TFR for additional superannuation contributions or other benefits such as novated car leases.
Benefits	Senior Executives do not receive any benefits in addition to TFR.
Market alignment	Executive remuneration levels are market-aligned by comparison against similar roles in ASX 100 energy, materials and utilities companies, excluding BHP Billiton and Rio Tinto due to their disproportionately larger size and market capitalisation. This broad industry group is used as there are too few Australian exploration and production companies of similar size to Santos for benchmarking purposes.
Short-term Incentive	
Frequency	STI is assessed and paid annually.
Maximum STI	75% of TFR for the CFO and Executive Vice Presidents. 50% of TFR for other Senior Executives.

Performance measures	To promote collaboration among Senior Executives and to focus their efforts towards the overall benefit of the Company, 70% of their STI is based on Company performance. The remaining 30% is based on the executive's individual performance. A range of Company performance metrics is used in order to drive balanced business performance. These metrics include lagging indicators to assess the Company's past performance, as well as forward-looking indicators to ensure the Company is positioning itself well for future growth. The metrics include reserve growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health and safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.
Assessment of performance	Individual performance is assessed by the Managing Director, who makes a recommendation to the Remuneration Committee. Company performance is assessed by the Remuneration Committee. Each metric is assessed against target and assigned a score on a five-point scale. The average of these scores forms the overall Company performance score. The Remuneration Committee then makes a recommendation to the Board as to the amount of STI to be paid to each Senior Executive (based on both individual and Company performance). The Board believes the above methods of assessment are rigorous and transparent and provide a balanced assessment of the executive's performance.
Payment method	Cash.
STI awarded in 2007	Company performance against the metrics in 2007 resulted in an average STI of 80% of maximum payable to all eligible employees. 2007 STI awards made to individual Senior Executives ranged from 67% to 84% of maximum. The difference between actual STI paid and maximum STI was forfeited.

Long-term Incentives

The Company made two LTI grants to its Senior Executives in 2007. These were:

- a "Performance Grant" subject to satisfaction of performance conditions linked to delivery of sustained returns to shareholders; and
- a "Growth Award" that has a specific retention focus and is subject to a service condition. The Board's reasons for granting the Growth Award are explained on pages 56 to 57.

Both the Performance Grant and the Growth Award were granted, at the executive's election, in the form of either:

- *Share Acquisition Rights (SARs)* - a conditional entitlement to a fully paid ordinary share at zero price, subject to satisfaction of vesting conditions; or
- *Options* - an entitlement to acquire a fully paid ordinary share at a predetermined price, subject to satisfaction of vesting conditions.

The size of the grant made to each executive was determined by reference to the median grant size offered to executives in similar roles in comparable companies.

Vesting details of the Performance Grant and the Growth Award are summarised in Table 9 below. In addition, Table 11 contains details of the number and value of SARs and options granted to Senior Executives in 2007.

Remuneration Report (continued)

Table 9: Performance Grant and Growth Award vesting details

	Performance Grant	**Growth Award**
Vesting period	1 January 2007 to 31 December 2009.	1 July 2007 to 30 June 2010, except for Mr D J Knox (see below).
Vesting condition	Vesting of this grant is based on two performance conditions, each applying to 50% of the grant: • relative TSR against Australian and international E&P companies (see Appendix 1 (page 68) for a listing of the relevant companies); and • an annualised compound absolute TSR target of 11% over the performance period. The Board's reasons for using these performance conditions are explained on page 56 to 57.	For all Senior Executives except Mr D J Knox, vesting of the Growth Award is based on continuous service to 30 June 2010, or three years from the grant date. For Mr D J Knox, vesting of the Growth Award is based on continuous service to 2 September 2010, which is three years from his date of commencement with the Company.
Vesting schedule	Relative TSR condition **Santos TSR percentile ranking** — **% of grant vesting** < 50th percentile — 0% = 50th percentile — 50% 51st to 74th percentile — 52% to 98% (additional 2% for each percentile improvement) ≥ 75th percentile — 100% Absolute TSR condition 0% if annualised compound TSR is less than 11%. 100% if annualised compound TSR is 11% or greater.	0% if the continuous service condition is not met. 100% if the continuous service condition is met.
Exercise price	$14.14 for options, being the volume weighted average price in the week up to and including the grant date of 1 July 2007. SARs have no exercise price.	As for Performance Grant.
Re-testing of performance conditions	There is no re-testing of the performance conditions if they are not satisfied.	Not applicable.

Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable.

Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.

In 2007, a Performance Grant, with the performance period 1 January 2004 to 31 December 2006, was tested against its TSR hurdles relative to ASX 100 and E&P comparator groups. The Company's TSR percentile ranking against both comparator groups was below the 50th percentile, therefore all the SARs and options issued in this grant failed to vest, and consequently lapsed.

Details of remuneration paid in 2007

Table 10: 2007 Senior Executive remuneration details

	Short-term employee benefits			Post-employment	Share-based payments[3] (LTIs)				
	Base salary	STI	Other[1]	Super-annuation	SARs	Options	Termination	Other long term benefits[4]	Total
J H Anderson	$426,902	$199,500	$1,944	$44,542	$61,371	$35,458	-	$119,457	$889,174
J L Baulderstone	$379,833	$167,000	$1,463	$38,340	$55,916	$33,200	-	-	$675,751
T J Brown	$465,358	$163,700	$1,944	$17,627[2]	$61,826	$36,330	-	$57,923	$804,708
M E J Eames	$505,228	$235,100	$1,944	$52,766	$135,576	$22,181	-	$22,682	$975,477
R M Kennett	$391,597	$187,500	$1,976	$66,082	$72,549	-	-	$234,560	$954,264
D J Knox	$230,403	$143,300	-	$21,792	$65,429	$28,143	-	-	$489,067
M S Macfarlane	$426,902	$180,700	$1,944	$44,542	$78,517	$22,682	-	$108,597	$863,884
P C Wasow	$631,261	$406,900	$1,944	$12,686	$158,421	-	-	$57,732	$1,268,945
R J Wilkinson	$411,455	$207,800	$1,944	$81,752	$118,370	-	-	$104,229	$925,551
J T Young	$383,216	$239,200	$1,944	$12,686	$135,084	$33,186	-	$99,397	$904,713

1 These amounts represent the cost of car parking provided partly in the Company's old head office premises in Adelaide and partly in its current premises, up to 30 April 2007. On 1 May 2007, the cost of parking in the Company's current head office was added to TFR, and from then on Executives were required to obtain parking via salary sacrifice.

2 This amount reflects the accounting value ascribed to the superannuation benefit reflecting the services provided during the period. The actual contribution made during 2007 by the Company in respect of the current and future entitlements of Mr T J Brown was $12,686.

3 In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at their date of grant was determined in accordance with AASB 2 "Share Based Payment" applying the Monte Carlo valuation method. Details of the assumptions underlying the valuation are set out in Note 30 to the financial statements. The amounts set out above include a proportion of the value of SARs and Options granted during 2007 under the Performance Grant and Growth Awards as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2007. The percentage of each Senior Executive's total remuneration for the year that consisted of SARs and options are as follows:

J H Anderson	11%
J L Baulderstone	13%
T J Brown	12%
M E J Eames	16%
M S Macfarlane	8%
R M Kennett	19%
D J Knox	12%
P C Wasow	12%
R J Wilkinson	13%
J T Young	19%

4 These amounts represent Senior Executives' long service leave accruals as at 31 December 2007.

Remuneration Report (continued)

Table 11: SARs and Options granted to Senior Executives in 2007[1,2]

Executive	Number granted	Maximum value[3]	Exercise price[4]	Exercise period	Expiry date
J H Anderson					
SARs (Performance Grant)	13,500	$134,325			1 January 2017
SARs (Growth Award)	13,500	$172,530			1 January 2017
J L Baulderstone					
Options (Performance Grant)	50,000	$166,000	$14.14	1 January 2010 - 31 December 2016	1 January 2017
SARs (Performance Grant)	18,450	$122,385			1 January 2017
SARs (Growth Award)	18,450	$157,194			1 January 2017
T J Brown					
SARs (Performance Grant)	13,600	$135,320			1 January 2017
SARs (Growth Award)	13,600	$173,808			1 January 2017
M E J Eames					
SARs (Performance Grant)	16,000	$159,200			1 January 2017
SARs (Growth Award)	16,000	$204,480			1 January 2017
R M Kennett					
SARs (Performance Grant)	9,100	$90,545			1 January 2017
SARs (Growth Award)	9,100	$116,298			1 January 2017
D J Knox					
SARs (Performance Grant)	50,000	$458,000			1 July 2017
Options (Growth Award)	100,000	$197,000	$12.81	1 July 2010 - 30 June 2017	1 July 2017
M S Macfarlane					
SARs Performance Grant)	13,500	$134,325			1 January 2017
SARs (Growth Award)	13,500	$172,530			1 January 2017
P C Wasow					
SARs (Performance Grant)	18,500	$184,075			1 January 2017
SARs (Growth Award)	18,500	$236,430			1 January 2017
R J Wilkinson					
SARs (Performance Grant)	14,100	$140,295			1 January 2017
SARs (Growth Award)	14,100	$180,198			1 January 2017
J T Young					
SARs (Performance Grant)	19,500	$194,025			1 January 2017
SARs (Growth Award)	19,500	$249,210			1 January 2017

1 No additional SARs or options were granted to the Managing Director in 2007.
2 The grants made to the senior executives during the year constituted 100% of the grants available for the year. As the SARs and Options only vest on satisfaction of service and/or performance conditions to be tested in future financial years, none of the SARs or Options detailed above were forfeited during the year. Details of the relevant service and performance conditions (including the applicable vesting periods) are set out in Table 9 above.
3 Maximum value represents the fair value of the Performance Grants and Growth Awards as at their grant date of 1 July 2007, except for D J Knox's grants which had a grant date of 3 September 2007. The Monte Carlo simulation approach was used to determine the value of the SARs and options granted. Details of the assumptions underlying the valuation are set out in Note 30 to the financial statements. The minimum total value of the grant, if the applicable vesting conditions are not met, is nil in all cases.
4 If they vest, SARs are granted at nil price without the requirement to exercise them.

Service Agreements

The Company has entered into service agreements with the Senior Executives. The service agreements are ongoing until termination by the Company or the Senior Executive.

Mr J T Young's service agreement may be terminated by either party by giving three months' notice. The service agreements of all other Senior Executives may be terminated by the relevant executive by giving six months' notice, or by the Company by giving 12 months' notice. In the case of a Company-initiated termination, the Company may make a payment in lieu of notice equivalent to the TFR the executive would have received over the notice period.

All Senior Executives' service agreements may be terminated immediately for cause, whereupon no payments in lieu of notice or other termination payments apply.

Link between company performance, shareholder wealth and remuneration – 2003–2007

Table 12 sets out the Group's performance over the past five years in respect of the key financial and non-financial indicators. Table 12 also shows how the size of the STI pool available to Senior Executives has varied over this period, driven by performance across these key indicators as well as other strategic achievements which position the Company for future growth .

Table 12: Key indicators of short-term Company performance 2003 - 2007

	2003	2004	2005	2006	2007
Safety (total recordable case frequency rate)	7.2	6.4	4.9	6.4	5.3
Production (mmboe)	54.2	47.1	56.0	61.0	59.1
Netback (A$/boe)	18.4	19.8	29.5	33.1	30.8
Reserve replacement cost - 1P (A$/boe)	8.6	16.8	12.9	14.5	13.3
Reserve replacement rate - 1P (%)	148	121	218	143	175
Size of STI pool (% of maximum)	77.5	80.0	85.0	70.0	80.0

The Company's TSR for 2007 was 48%. The graphs below show the relationship over the past five years between the Company's TSR and share price growth, being two key indicators of long-term Company performance, and the percentage of LTI grants to Senior Executives that vested. The graphs demonstrate how the level of Senior Executive reward derived from LTI grants is dependent upon the delivery of sustained above-average returns to shareholders.


TSR of Santos, ASX100 and Australian and international exploration and production companies 2003–2007
%
160
140
120
100
80
60
40
20
0
-20
2003
2004
2005
2006
2007
Santos
ASX100
E&P

LTI vesting for 2003–2005 performance period = [illegible]

LTI vesting for 2004–2006 performance period = 0%

LTI vesting for 2005–2007 performance period = 50%


Santos share price 2003–2007
$
16
14
12
10
8
6
4
2
2003
2004
2005
2006
2007

Remuneration Report (continued)

The TSR growth shown above incorporates dividends and capital returns the Company made to shareholders during the past five years. Dividends paid by the Company in the past five years are as follows:

(Dividends per ordinary share)

2003	$0.30
2004	$0.30
2005	$0.36
2006	$0.40
2007	$0.40

The following capital returns were made in the 2003 - 2007 period:

- In conjunction with its $600 million offering of Redeemable Convertible Preference Shares (or FUELS), on 30 September 2004 the Company redeemed and bought back the entire 3,500,000 Reset Convertible Preference Shares on issue at that date. 2,865,821 were redeemed at face value and reinvested in FUELS, 489,774 shares were bought back for $105 each and cancelled, and 144,405 were redeemed at face value.
- On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share.

Appendices

Appendix 1: LTI comparator groups
Managing Director's LTI comparator groups:

Comparator group 1 - ASX 100 companies as at 4 May 2006.

Comparator group 2 - Australian and international E&P companies:

Anadarko Petroleum Ltd
Apache Corp
Australian Worldwide Exploration Ltd
Cairn Energy PLC
Chesapeake Energy Corp
EOG Resource Inc
Forest Oil Corp
Hardman Resources Ltd
Kerr McGee Corp
Murphy Oil Corp
Newfield Exploration Co
Nexen Inc
Noble Energy Inc
Oil Search Ltd
Pioneer Natural Resources Co
Pogo Producing Co
Premier Oil PLC
Talisman Energy Inc
Woodside Petroleum Ltd
XTO Energy Inc.

Senior Executive LTI Performance Grant comparator group

Australian and international E&P companies:

Anadarko Petroleum Ltd
Apache Corp
Australian Worldwide Exploration Ltd
Cairn Energy PLC
Chesapeake Energy Corp
EOG Resource Inc
Forest Oil Corp
Murphy Oil Corp
Newfield Exploration Co
Nexen Inc
Noble Energy Inc
Oil Search Ltd
Pioneer Natural Resources Co
Pogo Producing Co
Premier Oil PLC
Talisman Energy Inc
Woodside Petroleum Ltd
XTO Energy Inc.

Appendix 2: Movements in Managing Director's and Senior Executives' SARs and Options in 2007

Table 13: Movements in Managing Director's and Senior Executives' SARs and Options in 2007

	Movements in number						Movements in value		
	Balance at 1/1/07	Granted	Vested	Exercised[1]	Forfeited/ Lapsed	Balance at 31/12/07	Granted[3]	SARs Vested/ Options Exercised[4]	Lapsed/ Forfeited[5]
J C Ellice-Flint[2]									
SARs	-	-	-	-	-	-	-	-	-
Options	2,500,000	-	125,000	-	-	2,500,000	-	-	-
J H Anderson									
SARs	-	27,000	-	-	-	27,000	$306,855	-	-
Options	134,044	-	-	-	(28,800)	105,244	-	-	$25,920
J L Baulderstone									
SARs	-	36,900	-	-	-	36,900	$279,579	-	-
Options	-	50,000	-	-	-	50,000	$166,000	-	-
T J Brown									
SARs	-	27,200	-	-	-	27,200	$309,128	-	-
Options	184,769	-	-	(46,369)	(29,000)	109,400	-	$295,977	$26,100
M E J Eames									
SARs	39,500	32,000	-	-	-	71,500	$363,680	-	-
Options	50,000	-	-	-	-	50,000	-	-	-
R M Kennett									
SARs	28,800	18,200	-	-	(9,000)	38,000	$206,843	-	$37,530
Options	-	-	-	-	-	-	-	-	-
D J Knox									
SARs	-	50,000	-	-	-	50,000	$458,000	-	-
Options	-	100,000	-	-	-	100,000	$197,000	-	-
M S Macfarlane									
SARs	19,200	27,000	-	-	(9,600)	36,600	$306,855	-	$40,032
Options	63,700	-	-	-	-	63,700	-	-	-
P C Wasow									
SARs	70,200	37,000	-	-	(23,600)	83,600	$420,505	-	$98,412
Options	-	-	-	-	-	-	-	-	-
R J Wilkinson									
SARs	51,600	28,200	-	-	(17,700)	62,100	$320,493	-	$73,809
Options	-	-	-	-	-	-	-	-	-
J T Young									
SARs	52,000	39,000	-	-	(26,000)	65,000	$443,235	-	$108,420
Options	93,200	-	-	-	-	93,200	-	-	-
Total SARs							$3,415,173	$0	$358,203
Total Options							$363,000	$295,977	$52,020

1 For each option exercised during the year, the relevant executive received one fully paid ordinary share in the Company. Options were exercised on 21 December 2007, at an exercise price of $6.38 per option for 27,095 options and $6.95 per option for 19,274 options.

2 No SARs or options were granted to the Managing Director in 2007. None of the options from his grants prior to 2007 were exercised, forfeited or lapsed in 2007.

3 The valuation approach used for SARs and options granted during the year is set out in Table 11 above and Note 30 to the financial statements contained in the 2007 Financial Report.

4 The value of each SAR on the date of vesting is based on the closing market price of Santos Limited shares on ASX on the preceding trading day. The value of each option exercised during the year is based on the difference between the closing market price of Santos Limited shares on ASX on the preceding trading day and the relevant exercise price.

5 The value of a SAR or option on the day it lapsed represents the benefit foregone as determined by the Monte Carlo valuation method at the date the SAR or option was granted.

Income Statements
for the year ended 31 December 2007

		Consolidated 2007			Consolidated 2006			Santos Ltd	
		Continuing	Discontinued	Total	Continuing	Discontinued	Total	2007	2006
	Note	$million	$million	$million	$million	$million	$million	$million	$million
Product sales	2	**2,458.4**	**30.1**	**2,488.5**	2,689.1	61.2	2,750.3	**974.3**	1,187.1
Cost of sales	3	**(1,446.3)**	**(5.8)**	**(1,452.1)**	(1,302.2)	(35.2)	(1,337.4)	**(643.3)**	(703.3)
Gross profit		**1,012.1**	**24.3**	**1,036.4**	1,386.9	26.0	1,412.9	**331.0**	483.8
Other revenue	2	**29.1**	**-**	**29.1**	29.0	-	29.0	**901.3**	31.3
Other income	2	**81.7**	**(69.6)**	**12.1**	25.0	38.9	63.9	**15.6**	6.1
Other expenses	3	**(317.8)**	**(20.5)**	**(338.3)**	(325.4)	(92.7)	(418.1)	**169.7**	(401.4)
Operating profit/(loss) before net financing costs		**805.1**	**(65.8)**	**739.3**	1,115.5	(27.8)	1,087.7	**1,417.6**	119.8
Financial income	5	**13.6**	**0.8**	**14.4**	12.0	0.6	12.6	**188.8**	36.9
Financial expenses	5	**(152.7)**	**-**	**(152.7)**	(135.5)	(0.1)	(135.6)	**(294.4)**	(169.6)
Net financing (costs)/income		**(139.1)**	**0.8**	**(138.3)**	(123.5)	0.5	(123.0)	**(105.6)**	(132.7)
Profit/(loss) before tax		**666.0**	**(65.0)**	**601.0**	992.0	(27.3)	964.7	**1,312.0**	(12.9)
Income tax expense	6	**(159.8)**	**(0.6)**	**(160.4)**	(321.1)	(0.2)	(321.3)	**(38.0)**	(97.6)
Net profit/(loss) for the period		**506.2**	**(65.6)**	**440.6**	670.9	(27.5)	643.4	**1,274.0**	(110.5)
Attributable to:									
Minority interest		**-**	**-**	**-**	-	-	-	**-**	-
Equity holders of Santos Ltd		**506.2**	**(65.6)**	**440.6**	670.9	(27.5)	643.4	**1,274.0**	(110.5)
		506.2	**(65.6)**	**440.6**	670.9	(27.5)	643.4	**1,274.0**	(110.5)
Earnings per share attributable to the ordinary equity holders of Santos Ltd (¢)									
Basic earnings per share	24	**80.0**		**68.9**	107.4		102.8		
Diluted earnings per share	24	**78.9**		**68.7**	103.1		98.9		
Dividends per share ($)									
Ordinary shares	23			**0.40**			0.40		
Redeemable preference shares	23			**5.5864**			5.0575		

The income statements are to be read in conjunction with the notes to the consolidated financial statements.

Balance Sheets
as at 31 December 2007

	Note	Consolidated		Santos Ltd	
		2007	2006	**2007**	2006
		$million	$million	**$million**	$million
Current assets					
Cash and cash equivalents	8	**200.5**	158.7	**56.8**	52.8
Trade and other receivables	9	**607.4**	487.5	**208.5**	235.7
Inventories	10	**241.5**	167.4	**115.9**	75.0
Derivative financial instruments	11	**84.1**	36.1	**-**	1.3
		1,133.5	849.7	**381.2**	364.8
Assets classified as held for sale	7	**-**	210.8	**-**	-
Total current assets		**1,133.5**	1,060.5	**381.2**	364.8
Non-current assets					
Receivables	9	**-**	-	**1,304.8**	1,263.8
Exploration and evaluation assets	12	**332.4**	360.3	**15.5**	20.7
Oil and gas assets	13	**5,584.4**	5,232.7	**1,650.1**	1,719.5
Other land, buildings, plant and equipment	14	**134.8**	117.2	**107.4**	94.2
Available-for-sale financial assets	16	**15.6**	45.2	**15.6**	20.3
Other financial assets	17	**32.7**	11.9	**3,488.4**	2,841.7
Deferred tax assets	18	**86.8**	75.1	**-**	-
Total non-current assets		**6,186.7**	5,842.4	**6,581.8**	5,960.2
Total assets		**7,320.2**	6,902.9	**6,963.0**	6,325.0
Current liabilities					
Trade and other payables	19	**661.4**	441.8	**642.9**	562.9
Deferred income		**12.0**	6.4	**1.7**	1.7
Interest-bearing loans and borrowings	20	**103.1**	289.3	**-**	-
Current tax liabilities		**30.5**	213.5	**28.7**	207.8
Provisions	21	**112.4**	132.1	**65.1**	60.4
Other current liabilities	22	**12.0**	8.9	**-**	-
		931.4	1,092.0	**738.4**	832.8
Liabilities directly associated with assets classified as held for sale	7	**-**	16.8	**-**	-
Total current liabilities		**931.4**	1,108.8	**738.4**	832.8
Non-current liabilities					
Deferred income		**8.8**	11.3	**-**	-
Interest-bearing loans and borrowings	20	**1,992.9**	1,360.4	**2,478.2**	2,583.6
Deferred tax liabilities	18	**525.6**	517.5	**54.1**	65.3
Provisions	21	**543.6**	541.8	**167.8**	184.8
Other non-current liabilities	22	**7.4**	7.6	**-**	-
Total non-current liabilities		**3,078.3**	2,438.6	**2,700.1**	2,833.7
Total liabilities		**4,009.7**	3,547.4	**3,438.5**	3,666.5
Net assets		**3,310.5**	3,355.5	**3,524.5**	2,658.5
Equity					
Issued capital	23	**2,331.6**	2,254.4	**2,331.6**	2,254.4
Reserves	23	**(272.9)**	(200.3)	**7.4**	2.4
Retained earnings	23	**1,251.8**	1,301.4	**1,185.5**	401.7
Equity attributable to equity holders of Santos Ltd		**3,310.5**	3,355.5	**3,524.5**	2,658.5
Equity attributable to minority interest		**-**	-	**-**	-
Total equity		**3,310.5**	3,355.5	**3,524.5**	2,658.5

The balance sheets are to be read in conjunction with the notes to the consolidated financial statements.

Cash Flow Statements
for the year ended 31 December 2007

	Note	Consolidated		Santos Ltd	
		2007	2006	**2007**	2006
		$million	$million	**$million**	$million
Cash flows from operating activities					
Receipts from customers		**2,555.1**	2,860.6	**1,036.6**	1,267.4
Dividends received		**-**	-	**874.0**	-
Interest received		**14.2**	12.6	**188.7**	36.9
Overriding royalties received		**14.7**	14.7	**22.0**	23.3
Insurance proceeds received		**18.3**	95.4	**-**	36.0
Pipeline tariffs and other receipts		**83.0**	29.2	**2.0**	49.4
Payments to suppliers and employees		**(808.4)**	(915.7)	**(313.4)**	(393.6)
Royalty, excise and PRRT (payments)/refunds		**(150.0)**	(94.2)	**(56.3)**	21.0
Borrowing costs paid		**(128.4)**	(119.0)	**(280.6)**	(156.6)
Income taxes paid		**(384.6)**	(333.3)	**(231.1)**	(282.9)
Net cash provided by operating activities	28	**1,213.9**	1,550.3	**1,241.9**	600.9
Cash flows from investing activities					
Payments for:					
Exploration and evaluation expenditure		**(279.8)**	(377.0)	**(80.5)**	(47.9)
Oil and gas assets expenditure		**(919.4)**	(721.2)	**(324.3)**	(267.9)
Other land, buildings, plant and equipment		**(58.5)**	(54.9)	**(47.7)**	(49.5)
Acquisitions of oil and gas assets		**(33.5)**	(113.6)	**-**	(14.8)
Acquisitions of controlled entities		**(75.7)**	(5.2)	**(4.5)**	-
Restoration expenditure		**(34.4)**	(35.0)	**(2.7)**	(4.2)
Share subscriptions in controlled entities		**-**	-	**(245.2)**	(176.0)
Other investing activities		**3.5**	(20.5)	**(1.8)**	(5.1)
Proceeds from disposal of non-current assets		**0.6**	66.3	**-**	16.1
Proceeds from disposal of discontinued operations:					
Non-current assets		**6.1**	-	**-**	-
Controlled entities		**73.4**	-	**-**	-
Proceeds from disposal of other investments		**52.2**	-	**23.8**	-
Net cash used in investing activities		**(1,265.5)**	(1,261.1)	**(682.9)**	(549.3)
Cash flows from financing activities					
Dividends paid		**(217.0)**	(231.7)	**(217.0)**	(231.7)
Proceeds from issues of ordinary shares		**93.8**	5.7	**93.8**	5.7
Off-market buy-back of ordinary shares		**(302.0)**	-	**(302.0)**	-
Repayments of borrowings		**(1,703.1)**	(1,592.8)	**-**	-
Drawdown of borrowings		**2,182.6**	1,506.8	**-**	-
Receipts from controlled entities		**-**	-	**166.8**	215.1
Payments to controlled entities		**-**	-	**(296.4)**	(52.9)
Net cash provided by/(used in) financing activities		**54.3**	(312.0)	**(554.8)**	(63.8)
Net increase/(decrease) in cash		**2.7**	(22.8)	**4.2**	(12.2)
Cash and cash equivalents at the beginning of the year		**200.0**	229.2	**52.8**	65.5
Effects of exchange rate changes on the balances of cash held in foreign currencies		**(2.2)**	(6.4)	**(0.2)**	(0.5)
Cash and cash equivalents at the end of the year	8	**200.5**	200.0	**56.8**	52.8

The cash flow statements are to be read in conjunction with the notes to the consolidated financial statements.

Statements of Recognised Income and Expense
for the year ended 31 December 2007

		Consolidated		Santos Ltd	
		2007	2006	2007	2006
	Note	$million	$million	$million	$million
Foreign exchange translation differences		(101.8)	(81.6)	-	-
Net gain on hedge of net investment in foreign subsidiaries		62.6	52.0	-	-
Change in fair value of available-for-sale financial assets, net of tax		17.4	7.6	14.7	(2.0)
Share-based payment transactions	30	5.2	2.6	5.2	2.6
Actuarial gain/(loss) on defined benefit plan, net of tax	29	4.4	(6.3)	4.4	(6.3)
Net income/(expense) recognised directly in equity		(12.2)	(25.7)	24.3	(5.7)
Transfers (net of any related tax):					
Transfer to profit on sale of available-for-sale financial assets		(23.6)	-	(9.7)	-
Transfer to profit on disposal of foreign operation		(27.2)	-	-	-
Profit/(loss) for the period		440.6	643.4	1,274.0	(110.5)
Total recognised income and expense for the period		377.6	617.7	1,288.6	(116.2)
Attributable to:					
Equity holders of Santos Ltd	23	377.6	617.7	1,288.6	(116.2)
Minority interest		-	-	-	-
		377.6	617.7	1,288.6	(116.2)

Other movements in equity arising from transactions with owners as owners are set out in note 23.

The statements of recognised income and expense are to be read in conjunction with the notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

1. SIGNIFICANT ACCOUNTING POLICIES

The financial report of Santos Ltd ("the Company") for the year ended 31 December 2007 was authorised for issue in accordance with a resolution of the Directors on 21 February 2008.

Santos Ltd (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange ("ASX") and is the ultimate parent entity in the Group. The consolidated financial report of the Company for the year ended 31 December 2007 comprises the Company and its controlled entities ("the Group").

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(A) STATEMENT OF COMPLIANCE

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the *Corporations Act 2001*, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Group and the Company comply with International Financial Reporting Standards ("IFRSs").

(B) BASIS OF PREPARATION

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments and available-for-sale financial assets, which are measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by Class Order 05/641 effective 28 July 2005), and in accordance with that Class Order amounts in the financial report and Directors' Report have been rounded to the nearest hundred thousand dollars, unless otherwise stated.

Adoption of new accounting standards

The Group has adopted the following standards and interpretations, and all consequential amendments, which became applicable on 1 January 2007. Adoption of these standards and interpretations has only affected the disclosure in these financial statements. There has not been any impact on the financial position or performance of the Group.

- AASB 7 *Financial Instruments: Disclosures*
- AASB 101 *Presentation of Financial Statements* (issued in October 2006)
- AASB 2005-10 *Amendments to Australian Accounting Standards (AASB 132, 101, 114, 117, 133, 139, 1, 4, 1023 and 1038)*
- Interpretation 10 *Interim Financial Reporting and Impairment*

The Group has also early adopted the amendments to Australian Accounting Standards as set out in AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments.*

The following standards, amendments and interpretations were available for early adoption but have not been applied by the Group in these financial statements:

- AASB 8 *Operating Segments*
- AASB 101 *Presentation of Financial Statements* (issued in September 2007)
- AASB 123 *Borrowing Costs*
- AASB 2007-1 *Amendments to Australian Accounting Standards arising from Interpretation 11*
- AASB 2007-3 *Amendments to Australian Accounting Standards arising from AASB 8*
- AASB 2007-6 *Amendments to Australian Accounting Standards arising from AASB 123*
- AASB 2007-7 *Amendments to Australian Accounting Standards*
- AASB 2007-8 *Amendments to Australian Accounting Standards arising from AASB 101*
- Interpretation 11 *Group and Treasury Share Transactions*
- Interpretation 14 *AASB 119 - The Limit on A Defined Benefit Asset, Minimum Funding Requirements and their Interaction*

The Group plans to adopt the above standards from 1 January 2009 and the interpretations from 1 January 2008. The initial application of the standards and interpretations are not expected to have an impact on the financial results of the Company and the Group.

The following Australian Accounting Standards Board interpretation was also available for early adoption but has not been applied by the Company in these financial statements:

- Interpretation 1003 *Australian Petroleum Resource Rent Tax*

The interpretation specifies that Australian petroleum resource rent tax falls within the scope of AASB 112 *Income Taxes*, and is applicable to annual reporting periods ending on or after 30 June 2008. The Group plans to adopt the interpretation from 1 January 2008.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Had PRRT and similar taxes been accounted for as an income tax under AASB 112, a deferred tax liability of $306.5 million would have been recognised (2006: deferred tax liability $210.0 million). Profit before tax would have increased by $116.6 million (2006: $44.8 million), the income tax expense attributed to these taxes would have been $213.1 million (2006: $251.3 million expense), and profit after tax would have decreased by $96.5 million (2006: $206.5 million decrease).

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report.

The accounting policies have been consistently applied by the Group.

(C) BASIS OF CONSOLIDATION

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Minority interests

Minority interests in the net assets of consolidated entities are allocated their share of net profit after tax in the income statement, and are identified separately from the Group's equity in those entities. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Where the minority interest has losses greater than its equity interest in the consolidated subsidiary, the excess and any further losses applicable to the minority interest are allocated against the Group's interest. If the minority interest subsequently reports profits, the profits are allocated to the Group until the minority's share of losses previously absorbed by the Group have been fully recovered.

Jointly controlled assets

Santos' exploration and production activities are often conducted through joint venture arrangements governed by joint operating agreements, production sharing contracts or similar contractual relationships. A summary of the Group's interests in its significant joint ventures is included in note 27.

A joint venture characterised as a jointly controlled asset involves the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture. The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of expenses incurred. Each venturer has control over its share of future economic benefits through its share of jointly controlled assets.

The interests of the Company and of the Group in unincorporated joint ventures are brought to account by recognising in the financial statements the Group's share of jointly controlled assets, share of expenses and liabilities incurred, and the income from the sale or use of its share of the production of the joint venture in accordance with the revenue policy in note 1(X).

Jointly controlled entities

The Group has interests in joint ventures which are jointly controlled entities, whereby the venturers have contractual arrangements that establish joint control over the economic activities of the entities. The Group recognises its interest in jointly controlled entities using proportionate consolidation, by combining its share of the assets, liabilities, income and expenses of the joint venture with similar line items in the consolidated financial statements.

(D) FOREIGN CURRENCY

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognised in equity in the consolidated financial statements.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in the foreign currency translation reserve.

Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to the foreign currency translation reserve. They are released into the income statement upon disposal of the foreign operation.

(E) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives that may be used are forward foreign exchange contracts, foreign currency swaps, interest rate swaps and commodity crude oil price swap and option contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged, otherwise the gain or loss on re-measurement to fair value is recognised immediately in profit or loss.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price. The fair value of commodity swap and option contracts is their quoted market price at the balance sheet date.

(F) HEDGING

Fair value hedge

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedging is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or non-financial liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding paragraph, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Hedge of monetary assets and liabilities

When a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, hedge accounting is not applied and any gain or loss on the hedging instrument is recognised in the income statement.

Hedge of net investment in a foreign operation

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised immediately in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

(G) ACQUISITION OF ASSETS

All assets acquired are recorded at their cost of acquisition, being the amount of cash or cash equivalents paid, and the fair value of assets given, shares issued or liabilities incurred. The cost of an asset comprises the purchase price including any incidental costs directly attributable to the acquisition; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating; and the estimate of the costs of dismantling and removing the asset and restoring the site on which it is located determined in accordance with note 1(Q).

Business combinations

All business combinations are accounted for by applying the purchase method.

The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(H) EXPLORATION AND EVALUATION EXPENDITURE

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting. The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geological area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual prospective oil or gas field.

Exploration and evaluation expenditure is recognised in relation to an area of interest when the rights to tenure of the area of interest are current and either:

(i) such expenditure is expected to be recovered through successful development and commercial exploitation of the area of interest, or alternatively, by its sale; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amounts of the Group's exploration and evaluation assets are reviewed at each balance sheet date, in conjunction with the impairment review process referred to in note 1(P), to determine whether any of the following indicators of impairment exist:

(i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned;

(iii) exploration for and evaluation of resources in the specific area has not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area; or

(iv) sufficient data exists to indicate that although a development is likely to proceed the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.

Where an indicator of impairment exists a formal estimate of the recoverable amount is made, and any resultant impairment loss is recognised in the income statement.

When a discovered oil or gas field enters the development phase the accumulated exploration and evaluation expenditure is transferred to oil and gas assets – assets in development.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(I) OIL AND GAS ASSETS

Oil and gas assets are usually single oil or gas fields being developed for future production or which are in the production phase. Where several individual oil or gas fields are to be produced through common facilities, the individual oil or gas fields and the associated production facilities are managed and reported as a single oil and gas asset.

Assets in development

When the technical and commercial feasibility of an undeveloped oil or gas field has been demonstrated, the field enters its development phase. The costs of oil and gas assets in the development phase are separately accounted for as tangible assets and include past exploration and evaluation costs, development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings.

When commercial operation commences the accumulated costs are transferred to oil and gas assets - producing assets.

Producing assets

The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, pre-production development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings.

These costs are subject to depreciation and depletion in accordance with note 1(K).

Ongoing exploration and evaluation activities

Often the initial discovery and development of an oil or gas asset will lead to ongoing exploration for, and evaluation of potential new oil or gas fields in the vicinity with the intention of producing any near field discoveries using the infrastructure in place.

Exploration and evaluation expenditure associated with oil and gas assets is accounted for in accordance with the policy in note 1(H). Exploration and evaluation expenditure amounts capitalised in respect of oil and gas assets are separately disclosed in note 13.

(J) LAND, BUILDINGS, PLANT AND EQUIPMENT

Land and buildings are measured at cost less accumulated depreciation on buildings, less any impairment losses recognised.

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of rotable spares and insurance spares that are purchased for back up or rotation with specific plant and equipment items. Similarly, the cost of major cyclical maintenance is recognised in the carrying amount of the related plant and equipment as a replacement only if it is eligible for capitalisation. Any remaining carrying amount from the cost of the previous major cyclical maintenance is derecognised. All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation on buildings, plant and equipment is calculated in accordance with note 1(K).

(K) DEPRECIATION AND DEPLETION

Depreciation charges are calculated to write-off the depreciable value of buildings, plant and equipment over their estimated economic useful lives to the Group. Each component of an item of buildings, plant and equipment with a cost that is significant in relation to the total cost of the asset is depreciated separately. The residual value, useful life and depreciation method applied to an asset is reviewed at the end of each annual reporting period.

Depreciation of onshore buildings, plant and equipment and corporate assets is calculated using the straight-line method of depreciation on an individual asset basis from the date the asset is available for use.

The estimated useful lives for each class of onshore assets for the current and comparative periods are as follows:

- Buildings 20 – 50 years
- Plant and equipment
  - Computer equipment 3 – 5 years
  - Motor vehicles 4 – 7 years
  - Furniture and fittings 10 – 20 years
  - Pipelines 10 – 30 years
  - Plant and facilities 10 – 50 years

Depreciation of offshore plant and equipment is calculated using the units of production method on a cash-generating unit basis (refer note 1(P)) from the date of commencement of production.

Depletion charges are calculated using a unit of production method based on heating value which will amortise the cost of carried forward exploration, evaluation and subsurface development expenditure ("subsurface assets") over the life of the estimated Proven plus Probable ("2P") reserves in a cash-generating unit, together with future subsurface costs necessary to develop the hydrocarbon reserves in the respective cash-generating units.

The heating value measurement used for the conversion of volumes of different hydrocarbon products is barrels of oil equivalent.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences.

(L) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Financial instruments held by the Group and the Company which are classified as being available for sale are stated at fair value, with any resultant gain or loss being recognised directly in equity.

The fair value of financial instruments classified as available for sale is their quoted bid price on the balance sheet date.

Financial instruments classified as available for sale are recognised/derecognised by the Group and the Company on the date it commits to purchase/sell the investments. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

(M) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, consumables and maintenance and drilling tools used for ongoing operations, are valued at weighted average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method in a manner which approximates specific identification.

(N) TRADE AND OTHER RECEIVABLES

Trade and other receivables are initially recognised at fair value, which in practice is the equivalent of cost, less any impairment losses.

Long-term receivables are discounted and are stated at amortised cost, less impairment losses.

Trade and other receivables are assessed for indicators of impairment at each balance sheet date. Where a receivable is impaired the amount of the impairment is the difference between the asset's carrying value and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced through the use of an allowance account. Changes in the allowance account are recognised in profit or loss.

(O) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash balances and short-term deposits that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and have an original maturity of three months or less.

(P) IMPAIRMENT

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Where an indicator of impairment exists a formal estimate of the recoverable amount is made.

Oil and gas assets, land, buildings, plant and equipment are assessed for impairment on a cash-generating unit ("CGU") basis. A cash-generating unit is the smallest grouping of assets that generates independent cash inflows, and generally represents an individual oil or gas field. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

Exploration and evaluation assets are assessed for impairment in accordance with note 1(H).

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

Where a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In assessing value in use, an asset's estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

Reversals of impairment

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired asset. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion, if no impairment loss had been recognised.

Impairment losses recognised on equity instruments classified as available-for-sale financial assets are not reversed.

(Q) PROVISIONS

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

The unwinding of the effect of discounting on the provision is recognised as a finance cost.

(R) EMPLOYEE BENEFITS

Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits, and annual leave that are expected to be settled within twelve months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long-term service benefits

Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The obligation is calculated using expected future increases in wage and salary rates and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating the terms of the Group's obligations.

Defined contribution plans

The Company and several controlled entities contribute to a number of defined contribution superannuation plans. Obligations for contributions are recognised as an expense in the income statement as incurred.

Defined benefit plan

The Group's net obligation in respect of the defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on government bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains or losses that arise in calculating the Group's obligation in respect of the plan are recognised directly in retained earnings.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Share-based payment transactions

The Santos Executive Share Option Plan allows eligible executives to acquire shares in the capital of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the options. The fair value of the options granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the options were granted. The amount recognised as an expense is only adjusted when the options do not vest due to non-market related conditions.

The fair value of Share Acquisition Rights ("SARs") issued to eligible executives under the Executive Long-term Incentive Program is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive becomes unconditionally entitled to the SARs. The fair value of the SARs granted is measured using the Monte Carlo simulation method, taking into account the terms and market conditions upon which the SARs were granted. The amount recognised as an expense is only adjusted when the SARs do not vest due to non-market related conditions.

The fair value of shares issued to eligible employees under the Santos Employee Share Acquisition Plan, to eligible executives and employees under the Santos Employee Share Purchase Plan, and new shares issued to Non-executive Directors under the Non-executive Director Share Plan, is recognised as an increase in issued capital on grant date.

(S) INTEREST-BEARING BORROWINGS

Interest-bearing borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Fixed rate notes that are hedged by an interest rate swap are recognised at fair value (refer note 1(F)).

(T) CAPITALISATION OF BORROWING COSTS

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate (refer note 20).

Borrowing costs incurred after commencement of commercial operations are expensed.

(U) DEFERRED INCOME

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(V) TRADE AND OTHER PAYABLES

Trade and other payables are recognised when the related goods or services are received, at the amount of cash or cash equivalent that will be required to discharge the obligation, gross of any settlement discount offered. Trade payables are non-interest-bearing and are settled on normal terms and conditions.

(W) SHARE CAPITAL

Ordinary share capital

Ordinary share capital is classified as equity.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Preference share capital

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary, or it is redeemable only at the Company's option. Dividends on preference share capital classified as equity are recognised as distributions within equity.

Dividends

Dividends are recognised as a liability at the time the Directors resolve to pay or declare the dividend.

Transaction costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(X) REVENUE

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and services tax ("GST"), to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue

Sales revenue is recognised on the basis of the Group's interest in a producing field ("entitlements" method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or on the product entering the pipeline.

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Dividends

Dividend revenue from controlled entities is recognised as the dividends are declared, and from other parties as the dividends are received.

Overriding royalties

Royalties recognised on farmed-out operating lease rights are recognised as revenue as they accrue in accordance with the terms of the overriding royalty agreements.

Pipeline tariffs and processing tolls

Tariffs and tolls charged to other entities for use of pipelines and facilities owned by the Group are recognised as revenue as they accrue in accordance with the terms of the tariff and tolling agreements.

Trading revenue

Trading revenue represents the net revenue derived from the purchase and subsequent sale of hydrocarbon products from third parties where the risks and benefits of ownership of the product do not pass to the Group, or where the Group acts as an agent or broker with compensation on a commission or fee basis.

(Y) OTHER INCOME

Other income is recognised in the income statement at the fair value of the consideration received or receivable, net of GST, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(Z) EXPENSES

Government royalties, petroleum resource rent tax and similar taxes

Government royalties, petroleum resource rent tax ("PRRT") and similar taxes are recognised as an operating expense on an accruals basis when the related sales are recognised or related production takes place. The amount is recognised in accordance with government legislative requirements.

Operating lease payments

Operating lease payments, where the lessor effectively retains substantially all the risks and rewards incidental to ownership of the leased items, are recognised in the income statement on a straight-line basis over the term of the lease.

Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, the unwinding of the effect of discounting on provisions, and interest receivable on funds invested.

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(AA) GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(AB) INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the amount of income tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined using the balance sheet approach, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the appropriate tax bases. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Santos Ltd is the head entity in the tax-consolidated group. Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are allocated among the members of the tax-consolidated group using a "stand-alone taxpayer" approach in accordance with Interpretation 1052 Tax Consolidation Accounting and are recognised in the separate financial statements of each entity. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

The Company and the other entities in the tax-consolidated group have entered into a tax funding agreement. Tax contribution amounts payable under the tax funding agreement are recognised as payable to or receivable by the Company and each other member of the tax-consolidated group. Where the tax contribution amount recognised by each member of the tax-consolidated group for a particular period under the tax funding agreement is different to the aggregate of the current tax liability or asset and any deferred tax asset arising from unused tax losses and tax credits in respect of that period assumed by the Company, the difference is recognised as a contribution from (or distribution to) equity participants.

The Company and the other entities in the tax-consolidated group have also entered into a tax sharing agreement pursuant to which the other entities may be required to contribute to the tax liabilities of the Company in the event of default by the Company or upon leaving the tax-consolidated group.

(AC) DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the Group that has been disposed of, or is classified as held for sale, and that represents a major line of business or geographical area of operations, and is part of a single coordinated plan to dispose of such a line of business or area of operations. The results of discontinued operations are presented separately on the face of the income statement.

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale, it must be available for immediate sale in its present condition and its sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

less costs to sell of an asset (or disposal group) but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(AD) SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The carrying amounts of certain assets and liabilities are often determined based on management's judgement regarding estimates and assumptions of future events. The reasonableness of estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The key judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of certain assets and liabilities within the next annual reporting period are:

Estimates of reserve quantities

The estimated quantities of Proven and Probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

Exploration and evaluation

The Group's policy for exploration and evaluation expenditure is discussed in note 1(H). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

The carrying amount of exploration and evaluation assets is disclosed in note 12.

Provision for restoration

The Group estimates the future removal and restoration costs of oil and gas production facilities, wells, pipelines and related assets at the time of installation of the assets. In most instances the removal of these assets will occur many years in the future. The estimate of future removal costs therefore requires management to make judgements regarding the removal date, future environmental legislation, the extent of restoration activities required and future removal technologies.

The carrying amount of the provision for restoration is disclosed in note 21.

Impairment of oil and gas assets

The Group assesses whether oil and gas assets are impaired on a semi-annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the assets belong. The assumptions used in the estimation of recoverable amount and the carrying amount of oil and gas assets are discussed in notes 13 and 15.

Sidoarjo mudflow incident

The Group has raised a provision for potential remediation and related costs that may arise from the Sidoarjo mudflow incident. The amounts recognised and the basis of the estimate are discussed in note 3.

2. REVENUE AND OTHER INCOME	**Consolidated 2007** Continuing $million	Discontinued $million	Total $million	Consolidated 2006 Continuing $million	Discontinued $million	Total $million	**Santos Ltd 2007** $million	2006 $million
Product sales:								
Gas, ethane and liquefied gas	**920.8**	**23.3**	**944.1**	897.1	47.1	944.2	**311.6**	380.3
Crude oil	**1,034.4**	**2.4**	**1,036.8**	1,196.9	5.1	1,202.0	**497.2**	650.1
Condensate and naphtha	**325.7**	**4.4**	**330.1**	388.3	9.0	397.3	**94.1**	81.8
Liquefied petroleum gas	**177.5**	**-**	**177.5**	206.8	-	206.8	**71.4**	74.9
	2,458.4	**30.1**	**2,488.5**	2,689.1	61.2	2,750.3	**974.3**	1,187.1
Other revenue:								
Overriding royalties	**12.9**	**-**	**12.9**	15.5	-	15.5	**20.2**	24.2
Pipeline tariffs and tolls	**4.4**	**-**	**4.4**	3.2	-	3.2	**-**	(0.3)
Trading revenue	**6.6**	**-**	**6.6**	5.6	-	5.6	**6.1**	4.9
Dividends from controlled entities	**-**	**-**	**-**	-	-	-	**874.0**	-
Other	**5.2**	**-**	**5.2**	4.7	-	4.7	**1.0**	2.5
	29.1	**-**	**29.1**	29.0	-	29.0	**901.3**	31.3
Total revenue	**2,487.5**	**30.1**	**2,517.6**	2,718.1	61.2	2,779.3	**1,875.6**	1,218.4
Other income:								
Insurance recovery	**2.4**	**-**	**2.4**	21.8	-	21.8	**-**	-
Net gain on redetermination of unitised field	**46.8**	**-**	**46.8**	-	-	-	**-**	-
Net gain on sale of available-for-sale financial assets	**33.4**	**-**	**33.4**	-	-	-	**13.9**	-
Net loss on sale of discontinued operations*	**-**	**(67.7)**	**(67.7)**	-	-	-	**-**	-
Net (loss)/gain on sale of non-current assets	**(0.9)**	**(1.9)**	**(2.8)**	3.2	38.9	42.1	**1.7**	6.1
	81.7	**(69.6)**	**12.1**	25.0	38.9	63.9	**15.6**	6.1

* *Includes impairment loss on measurement to fair value less costs to sell of $97.6 million, net of $27.2 million gain recycled into profit and loss on the reversal of associated amounts previously deferred in the foreign currency translation reserve.*

3. EXPENSES

	Consolidated 2007 Continuing	Discontinued	Total	Consolidated 2006 Continuing	Discontinued	Total	Santos Ltd 2007	2006
Cost of sales:								
Cash cost of production								
Production costs:								
Production expenses	**377.9**	**3.0**	**380.9**	325.2	8.0	333.2	**115.3**	112.4
Production facilities operating leases	**67.9**	**-**	**67.9**	57.7	-	57.7	**27.7**	35.3
	445.8	**3.0**	**448.8**	382.9	8.0	390.9	**143.0**	147.7
Other operating costs:								
Pipeline tariffs, tolls and other	**68.9**	**-**	**68.9**	50.8	-	50.8	**23.1**	24.4
Royalty and excise	**77.3**	**2.8**	**80.1**	109.0	4.2	**113.2**	**30.8**	40.8
PRRT and similar taxes	**111.2**	**-**	**111.2**	30.0	-	30.0	**40.2**	-
	257.4	**2.8**	**260.2**	189.8	4.2	194.0	**94.1**	65.2
Total cash cost of production	**703.2**	**5.8**	**709.0**	572.7	12.2	584.9	**237.1**	212.9
Depreciation and depletion	**756.8**	**-**	**756.8**	666.9	23.0	689.9	**418.2**	418.1
Third party gas purchases	**20.1**	**-**	**20.1**	69.1	-	69.1	**3.7**	67.0
(Increase)/ decrease in product stock	**(33.8)**	**-**	**(33.8)**	(6.5)	-	(6.5)	**(15.7)**	5.3
Total cost of sales	**1,446.3**	**5.8**	**1,452.1**	1,302.2	35.2	1,337.4	**643.3**	703.3

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

3. EXPENSES (CONTINUED)	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Consolidated 2006 Continuing $million	Consolidated 2006 Discontinued $million	Consolidated 2006 Total $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Other expenses:								
Selling, general and administrative:								
Expenses	**75.3**	**11.8**	**87.1**	64.0	7.5	71.5	**71.8**	47.1
Depreciation	**2.5**	**-**	**2.5**	1.2	1.1	2.3	**1.1**	0.3
	77.8	**11.8**	**89.6**	65.2	8.6	73.8	**72.9**	47.4
Foreign exchange losses/(gains)	**0.5**	**-**	**0.5**	(0.8)	-	(0.8)	**0.7**	0.5
Change in fair value of financial assets designated as at fair value through profit or loss	**11.9**	**-**	**11.9**	(18.8)	-	(18.8)	**1.3**	(1.3)
Fair value hedges, (gains)/losses:								
On the hedging instrument	**(57.6)**	**-**	**(57.6)**	15.5	-	15.5	**-**	-
On the hedged item attributable to the hedged risk	**59.1**	**-**	**59.1**	(15.7)	-	(15.7)	**-**	-
Exploration and evaluation expensed	**226.1**	**8.7**	**234.8**	268.8	79.0	347.8	**54.2**	19.9
Net impairment loss on oil and gas assets	**-**	**-**	**-**	11.2	5.1	16.3	**56.6**	2.9
Impairment loss on receivables due from controlled entities	**-**	**-**	**-**	-	-	-	**25.3**	6.3
Net impairment (reversal)/loss on investments in controlled entities	**-**	**-**	**-**	-	-	-	**(380.7)**	325.7
	317.8	**20.5**	**338.3**	325.4	92.7	418.1	**(169.7)**	401.4
Profit before tax includes the following:								
Depreciation and depletion:								
Depletion of subsurface asset expenditure	**431.3**	**-**	**431.3**	400.3	23.0	423.3	**265.7**	296.7
Depreciation of plant and equipment	**323.6**	**-**	**323.6**	265.1	1.1	266.2	**151.3**	120.4
Depreciation of buildings	**4.4**	**-**	**4.4**	2.7	-	2.7	**2.3**	1.3
Total depreciation and depletion	**759.3**	**-**	**759.3**	668.1	24.1	692.2	**419.3**	418.4
Employee benefits expense	**173.8**	**6.5**	**180.3**	161.4	14.7	176.1	**176.8**	173.0
Net write-down of inventories	**0.2**	**-**	**0.2**	0.4	-	0.4	**0.3**	0.2
Operating lease rentals:								
Minimum lease payments	**59.1**	**0.2**	**59.3**	72.5	0.7	73.2	**41.1**	48.5
Contingent rentals	**0.5**	**-**	**0.5**	0.6	-	0.6	**0.1**	0.2
Amounts that are unusual because of their nature, size, or incidence:								
Remediation and related costs of the Moonie to Brisbane pipeline incident	**38.0**	**-**	**38.0**	-	-	-	**-**	-
Exploration and evaluation expensed includes amounts provided for potential remediation and related costs of the Sidoarjo mudflow incident	**8.0**	**-**	**8.0**	88.5	-	88.5	**-**	-

3. EXPENSES (CONTINUED)

Sidoarjo mudflow incident

The mudflow incident at the Banjar Panji-1 onshore exploration well located within the area of the Brantas Production Sharing Contract ("PSC") continues, with the total area affected presently being approximately 650 hectares. The cause of the incident is yet to be determined.

The Company, through its subsidiary Santos Brantas Pty Ltd ("STOB"), has a non-operated 18% interest in the Brantas PSC, which is operated by 50% participant Lapindo Brantas Inc ("Lapindo"). The other party to the PSC is an Indonesian company, PT Prakarsa Brantas ("Prakarsa"), formerly known as PT Medco E & P Brantas.

The flow of mud and water has resulted in significant property damage, the interruption of local infrastructure and the need to relocate a significant number of local villagers. Efforts to contain and manage the mudflow are continuing and are overseen by the Sidoarjo Mud Mitigation Agency ("the Agency"), which was established by Regulation of the President of Indonesia Number 14 Year 2007, dated 8 April 2007.

During the year, STOB was named as one of a number of defendants (including Lapindo and relevant Government authorities) in a legal proceeding commenced in Indonesia by Wahana Lingkungan Hidup Indonesia (Friends of the Earth Indonesia – "WALHI") which sought various orders against the defendants. On 27 December 2007, the South Jakarta District Court dismissed WALHI's application citing natural causes as the likely cause of the incident. Santos understands that WALHI has filed an appeal against that decision with the relevant High Court in Indonesia. STOB will continue to vigorously defend the proceeding.

STOB has not admitted any liability in relation to the incident under the PSC, the Operating Agreement or at all. Nevertheless, STOB has supported Lapindo and the Agency in their efforts to manage the incident and assist the community. STOB has, subject to a full reservation of its legal rights, paid PSC cash calls of approximately US$28.5 million since May 2006.

The Board's prudent estimate of the costs that may arise relating to the incident reflects an assumption that a resolution will ultimately be reached as between the Government, Lapindo, the non-operating PSC parties (STOB and Prakarsa) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims. It also assumes that the present conditions at the site of the incident will remain stable or improve over the longer term. These assumptions are based upon an updated assessment of information currently available, experience and events since May 2006 (including the WALHI decision and factors impacting a resolution) and progress associated with managing the mudflow.

The Company, while not accepting any liability in relation to the incident, its ongoing management or any remediation of the area, has previously raised a provision of US$72.0 million in relation to the incident, resulting in approximately A$88.5 million expensed (at foreign exchange rates applying at the time). As part of its review of provisions for the financial year ended 31 December 2007, the Company considered it prudent to increase the provision in light of current information. The total provision (before costs already paid) has been increased to US$79.0 million, representing an increase in the provision of US$7.0 million and resulting in A$8.0 million being expensed in the current period.

With the mudflow continuing, the complexity of the incident, and the need to consult with a number of interested parties (both public and private), the situation remains dynamic. Accordingly, there continues to be uncertainty surrounding the incident and its cost and other implications for the Group. There remains the possibility that resolution of these uncertainties may ultimately be on a different basis than presently assumed which could result in the costs borne by STOB being significantly different from the current estimate. The Company will continue to review the adequacy of the Group's provision in light of developments and available information.

The Company's accounting policy in respect of insurance claims is to recognise insurance proceeds only when the insurers have granted indemnity or there is a high probability that indemnity will be granted. In accordance with this policy, the Group recognised an amount of A$21.8 million as insurance proceeds in 2006. The insurance proceeds include STOB's share of the US$25.0 million well control insurance received by the Joint Venture. The balance relates to the Company's own well control insurance. The Group has therefore recognised an amount that reflects progress claim payments received and likely to be received under the Company's own policy, while it continues to work towards a resolution with its insurers.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

4. EARNINGS	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Consolidated 2006 Continuing $million	Consolidated 2006 Discontinued $million	Consolidated 2006 Total $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Earnings before interest, tax, depreciation, depletion, exploration and impairment ("EBITDAX") is calculated as follows:								
Profit/(loss) before tax	**666.0**	**(65.0)**	**601.0**	992.0	(27.3)	964.7	**1,312.0**	(12.9)
Add back:								
Net financing costs/(income)	**139.1**	**(0.8)**	**138.3**	123.5	(0.5)	123.0	**105.6**	132.7
Earnings before interest and tax ("EBIT")	**805.1**	**(65.8)**	**739.3**	1,115.5	(27.8)	1,087.7	**1,417.6**	119.8
Add back:								
Depreciation and depletion	**759.3**	**-**	**759.3**	668.1	24.1	692.2	**419.3**	418.4
Exploration and evaluation expensed	**226.1**	**8.7**	**234.8**	268.8	79.0	347.8	**54.2**	19.9
Net impairment loss on oil and gas assets	**-**	**-**	**-**	11.2	5.1	16.3	**56.6**	2.9
Impairment loss on receivables due from controlled entities	**-**	**-**	**-**	-	-	-	**25.3**	6.3
Net impairment (reversal)/loss on investments in controlled entities	**-**	**-**	**-**	-	-	-	**(380.7)**	325.7
EBITDAX	**1,790.5**	**(57.1)**	**1,733.4**	2,063.6	80.4	2,144.0	**1,592.3**	893.0

5. NET FINANCING COSTS	Consolidated 2007 Continuing $million	Consolidated 2007 Discontinued $million	Consolidated 2007 Total $million	Consolidated 2006 Continuing $million	Consolidated 2006 Discontinued $million	Consolidated 2006 Total $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Interest income:								
Controlled entities	**-**	**-**	**-**	-	-	-	**186.2**	34.2
Other entities	**13.6**	**0.8**	**14.4**	12.0	0.6	12.6	**2.6**	2.7
Financial income	**13.6**	**0.8**	**14.4**	12.0	0.6	12.6	**188.8**	36.9
Interest expense:								
Controlled entities	**-**	**-**	**-**	-	-	-	**279.7**	156.1
Other entities	**129.5**	**-**	**129.5**	120.3	0.1	120.4	**0.6**	0.9
Less borrowing costs capitalised	**(6.3)**	**-**	**(6.3)**	(14.5)	-	(14.5)	**-**	-
	123.2	**-**	**123.2**	105.8	0.1	105.9	**280.3**	157.0
Unwind of the effect of discounting on provisions	**23.9**	**-**	**23.9**	25.4	-	25.4	**8.5**	8.3
Interest expense on defined benefit obligation	**5.6**	**-**	**5.6**	4.3	-	4.3	**5.6**	4.3
Financial expenses	**152.7**	**-**	**152.7**	135.5	0.1	135.6	**294.4**	169.6
Net financing costs/(income)	**139.1**	**(0.8)**	**138.3**	123.5	(0.5)	123.0	**105.6**	132.7

6. INCOME TAX EXPENSE	**Consolidated**		**Santos Ltd**	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
Recognised in the income statement				
Current tax expense				
Current year	**236.2**	372.1	**48.5**	179.5
Adjustments for prior years	**(23.2)**	5.1	**10.7**	(0.4)
	213.0	377.2	**59.2**	179.1
Deferred tax expense				
Origination and reversal of temporary differences	**(23.2)**	(40.6)	**(10.6)**	(81.5)
Benefit of tax losses recognised	**(19.2)**	(15.3)	**-**	-
Adjustments for prior years	**(10.2)**	-	**(10.6)**	-
	(52.6)	(55.9)	**(21.2)**	(81.5)
Total income tax expense	**160.4**	321.3	**38.0**	97.6
Numerical reconciliation between tax expense and pre-tax net profit/(loss)				
Profit/(loss) before tax	**601.0**	964.7	**1,312.0**	(12.9)
Prima facie income tax at 30% (2006: 30%)	**180.3**	289.4	**393.6**	(3.9)
Increase in income tax expense due to:				
Non-deductible depreciation and depletion	**3.5**	6.1	**25.5**	2.2
Abandonment of exploration	**-**	-	**-**	1.9
Net impairment (reversal)/loss of investments in controlled entities	**-**	-	**(114.2)**	97.6
Foreign losses not recognised	**38.5**	41.3	**-**	-
Benefit arising from previously unrecognised tax losses that is used to reduce current tax expense	**(10.1)**	-	**(6.6)**	-
Dividends from controlled entities	**-**	-	**(262.2)**	-
Tax losses recognised	**(19.2)**	(15.3)	**-**	-
(Over)/under provided in prior years	**(33.4)**	5.1	**0.1**	(0.4)
Other	**0.8**	(5.3)	**1.8**	0.2
Income tax expense on pre-tax net profit/(loss)	**160.4**	321.3	**38.0**	97.6
Aggregate income tax expense is attributable to:				
Continuing operations	**159.8**	321.1	**38.0**	97.6
Discontinued operations	**0.6**	0.2	**-**	-
	160.4	321.3	**38.0**	97.6
Deferred tax charged/(credited) directly to equity				
Hedges of investments in foreign operations	**26.8**	23.0	**-**	-
Change in fair value of available-for-sale financial assets	**(3.3)**	3.8	**1.5**	(0.3)
Off-market share buy-back transaction costs	**(0.6)**	-	**(0.6)**	-
Actuarial gain/(loss) on defined benefit plan	**1.9**	(2.7)	**1.9**	(2.7)
	24.8	24.1	**2.8**	(3.0)

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

7. DISCONTINUED OPERATIONS

On 5 December 2006, the Company announced that a decision had been made to sell all of its exploration and production activities in the United States, part of the international reporting segment (refer note 34). The disposal of Burro Pipeline Inc was completed on 17 April 2007, and the sale of the remainder of the United States assets for US$70.0 million (A$85.6 million) was completed on 31 August 2007.

	2007 $million	2006 $million
The results of the discontinued operations for the year until disposal are presented below:		
Product sales	**30.1**	61.2
Cost of sales	**(5.8)**	(35.2)
	24.3	26.0
Other income	**(1.9)**	38.9
Other expenses	**(20.5)**	(92.7)
Operating profit/(loss) before net financing income	**1.9**	(27.8)
Net financing income	**0.8**	0.5
Gross profit/(loss)	**2.7**	(27.3)
Net loss on sale of discontinued operations	**(67.7)**	-
Loss before tax from discontinued operations	**(65.0)**	(27.3)
Income tax expense	**(0.6)**	(0.2)
Loss for the year from discontinued operations	**(65.6)**	(27.5)
The net loss on sale of discontinued operations is derived as follows:		
Cash proceeds	**84.4**	-
Non-cash proceeds	**1.2**	-
	85.6	-
Net assets disposed of and selling costs	**(82.9)**	-
Gains recycled from foreign currency translation reserve	**27.2**	-
Loss on measurement to fair value less costs to sell	**(97.6)**	-
Net loss on sale before income tax	**(67.7)**	-

	31 August 2007 $million	31 December 2006 $million
The net assets of the discontinued operations were as follows:		
Assets		
Cash and cash equivalents	**4.9**	41.3
Trade and other receivables	**36.6**	9.1
Inventories	**15.2**	17.6
Exploration and evaluation assets	**17.2**	21.1
Oil and gas assets	**38.2**	121.7
	112.1	210.8
Liabilities		
Trade and other payables	**32.6**	14.8
Provisions	**1.7**	2.0
	34.3	16.8
Net assets attributable to discontinued operations	**77.8**	194.0
Net cash inflow on disposal:		
Cash and cash equivalents consideration	**84.4**	
Less cash and cash equivalents disposed of	**(4.9)**	
Reflected in the consolidated cash flow statement	**79.5**	
The net cash flows are as follows:		
Operating activities	**11.7**	
Investing activities	**44.3**	
Net cash inflow	**56.0**	

8. CASH AND CASH EQUIVALENTS

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Cash at bank and in hand	**128.6**	136.6	**49.3**	49.5
Call deposits	**71.9**	22.1	**7.5**	3.3
	200.5	158.7	**56.8**	52.8
Cash at bank and in hand attributable to discontinued operations (refer note 7)	**-**	41.3	**-**	-
Cash and cash equivalents in the cash flow statements	**200.5**	200.0	**56.8**	52.8

Bank balances and call deposits earn interest at floating rates based upon market rates.

The carrying amounts of cash and cash equivalents represent fair value.

Restricted cash balances

Barracuda Ltd, a wholly-owned subsidiary incorporated in Papua New Guinea, has cash and cash equivalents at 31 December 2007 of US$14.5 million (2006: US$4.7 million) which can only be repatriated to Australia with the permission of the Internal Revenue Commission of Papua New Guinea in accordance with the financing plan submitted in respect of PDL 3.

Santos (BBF) Pty Ltd, a wholly-owned Australian subsidiary, has cash and cash equivalents at 31 December 2007 of US$23.7 million (2006: US$12.6 million) that are held to cover obligations under a reserve-based facility.

9. TRADE AND OTHER RECEIVABLES

	Consolidated 2007	Consolidated 2006	Santos Ltd 2007	Santos Ltd 2006
Current receivables				
Trade receivables	**429.0**	370.2	**145.2**	172.1
Tax related balances owing by controlled entities	**-**	-	**20.0**	46.6
Non-trade receivables and prepayments	**178.4**	117.3	**43.3**	17.0
	607.4	487.5	**208.5**	235.7
The ageing of trade receivables at the reporting date was as follows:				
Less than one month	**394.0**	360.9	**143.7**	172.1
One to three months	**20.1**	8.6	**0.7**	-
Three to six months	**13.3**	0.3	**-**	-
Six to twelve months	**-**	0.4	**0.1**	-
Greater than twelve months	**1.6**	-	**0.7**	-
	429.0	370.2	**145.2**	172.1

Trade receivables are non-interest-bearing and settlement terms are generally within 30 days.

Trade receivables that are neither past due nor impaired relate to a number of independent customers for whom there is no recent history of default.

Impaired receivables

At 31 December 2007 there were no current trade receivables that were impaired (2006: $nil).

The balance of the allowance for impairment in respect of trade receivables at 31 December 2007 was $nil (2006: $nil). There has been no movement in the allowance during the year.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

9.TRADE AND OTHER RECEIVABLES (CONTINUED)	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Non-current receivables				
Receivables due from controlled entities:				
Non-interest-bearing	-	-	**29.1**	601.7
Interest-bearing	-	-	**1,275.7**	662.1
	-	-	**1,304.8**	1,263.8

Receivables due from controlled entities are shown net of impairment losses of $25.3 million (2006: $6.3 million).

Receivables due from controlled entities are for loans made in the ordinary course of business for an indefinite period. Interest-bearing amounts owing by controlled entities are at normal market terms and conditions.

10. INVENTORIES

	2007	2006	2007	2006
Petroleum products	**165.4**	113.5	**86.7**	55.4
Drilling and maintenance stocks	**76.1**	53.9	**29.2**	19.6
Total inventories at the lower of cost and net realisable value	**241.5**	167.4	**115.9**	75.0
Drilling and maintenance stocks included above that are stated at net realisable value	**59.7**	34.1	**28.6**	18.3

11. DERIVATIVE FINANCIAL INSTRUMENTS

	2007	2006	2007	2006
Interest rate swap contracts	**77.2**	17.3	-	-
Fair value of embedded derivatives	**6.9**	18.8	-	1.3
	84.1	36.1	-	1.3

12. EXPLORATION AND EVALUATION ASSETS	**Consolidated** Subsurface assets $million	Plant and equipment $million	Total $million	**Santos Ltd** Subsurface assets $million	Plant and equipment $million	Total $million
Balance at 31 December 2006	359.7	0.6	360.3	20.6	0.1	20.7
Balance at 31 December 2007	**332.3**	**0.1**	**332.4**	**15.4**	**0.1**	**15.5**
Reconciliation of movements						
Balance at 1 January 2006	333.4	5.7	339.1	17.1	0.6	17.7
Acquisition of controlled entities	10.3	-	10.3	-	-	-
Acquisition of exploration and evaluation assets	46.2	-	46.2	-	-	-
Additions	230.4	-	230.4	17.8	-	17.8
Exploration and evaluation expensed	(97.2)	-	(97.2)	(14.3)	-	(14.3)
Disposals	(8.7)	(5.1)	(13.8)	-	(0.5)	(0.5)
Transfer to oil and gas assets	(114.9)	-	(114.9)	-	-	-
Assets included in discontinued operations (refer note 7)	(21.1)	-	(21.1)	-	-	-
Foreign currency translation	(18.7)	-	(18.7)	-	-	-
Balance at 31 December 2006	359.7	0.6	360.3	20.6	0.1	20.7
Balance at 1 January 2007	**359.7**	**0.6**	**360.3**	**20.6**	**0.1**	**20.7**
Acquisition of controlled entities	**56.3**	-	**56.3**	-	-	-
Acquisition of exploration and evaluation assets	**11.5**	-	**11.5**	-	-	-
Additions	**311.9**	-	**311.9**	**95.2**	-	**95.2**
Exploration and evaluation expensed	**(226.1)**	-	**(226.1)**	**(54.2)**	-	**(54.2)**
Disposals	**(1.0)**	**(0.5)**	**(1.5)**	-	-	-
Transfer to oil and gas assets	**(163.3)**	-	**(163.3)**	**(46.2)**	-	**(46.2)**
Foreign currency translation	**(16.7)**	-	**(16.7)**	-	-	-
Balance at 31 December 2007	**332.3**	**0.1**	**332.4**	**15.4**	**0.1**	**15.5**

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

13. OIL AND GAS ASSETS	Consolidated Subsurface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Subsurface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
2007						
Cost at 31 December 2007	7,143.2	5,212.1	12,355.3	2,475.2	2,259.7	4,734.9
Less accumulated depreciation, depletion and impairment	(4,016.2)	(2,754.7)	(6,770.9)	(1,725.4)	(1,359.4)	(3,084.8)
Balance at 31 December 2007	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Reconciliation of movements						
Assets in development						
Balance at 1 January 2007	204.6	2.9	207.5	-	-	-
Additions	52.1	14.6	66.7	-	-	-
Transfer from exploration and evaluation assets	109.6	-	109.6	-	-	-
Transfer to producing assets	(133.0)	(14.1)	(147.1)	-	-	-
Foreign currency translation	(12.9)	(3.0)	(15.9)	-	-	-
Balance at 31 December 2007	220.4	0.4	220.8	-	-	-
Producing assets						
Balance at 1 January 2007	2,651.9	2,373.3	5,025.2	856.3	863.2	1,719.5
Acquisition of controlled entities	50.5	-	50.5	-	-	-
Acquisition of oil and gas assets	20.9	-	20.9	-	-	-
Additions	447.8	413.2	861.0	160.4	176.4	336.8
Transfer from assets in development	133.0	14.1	147.1	-	-	-
Transfer from exploration and evaluation assets	53.7	-	53.7	46.2	-	46.2
Depreciation and depletion expense	(431.3)	(303.2)	(734.5)	(265.7)	(130.1)	(395.8)
Net impairment losses	-	-	-	(47.4)	(9.2)	(56.6)
Foreign currency translation	(19.9)	(40.4)	(60.3)	-	-	-
Balance at 31 December 2007	2,906.6	2,457.0	5,363.6	749.8	900.3	1,650.1
Total oil and gas assets	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1
Comprising:						
Exploration and evaluation expenditure pending commercialisation	197.3	0.4	197.7	-	-	-
Other capitalised expenditure	2,929.7	2,457.0	5,386.7	749.8	900.3	1,650.1
	3,127.0	2,457.4	5,584.4	749.8	900.3	1,650.1

13. OIL AND GAS ASSETS (CONTINUED)	Consolidated Subsurface assets $million	Consolidated Plant and equipment $million	Consolidated Total $million	Santos Ltd Subsurface assets $million	Santos Ltd Plant and equipment $million	Santos Ltd Total $million
2006						
Cost at 31 December 2006	6,430.9	4,863.6	11,294.5	2,315.9	2,093.0	4,408.9
Less accumulated depreciation, depletion and impairment	(3,574.4)	(2,487.4)	(6,061.8)	(1,459.6)	(1,229.8)	(2,689.4)
Balance at 31 December 2006	2,856.5	2,376.2	5,232.7	856.3	863.2	1,719.5
Reconciliation of movements						
Assets in development						
Balance at 1 January 2006	126.5	346.6	473.1	28.3	95.8	124.1
Additions	50.8	10.1	60.9	-	-	-
Transfer from exploration and evaluation assets	109.4	-	109.4	-	-	-
Transfer to producing assets	(67.0)	(353.8)	(420.8)	(28.3)	(95.8)	(124.1)
Exploration and evaluation expensed	(9.7)	-	(9.7)	-	-	-
Foreign currency translation	(5.4)	-	(5.4)	-	-	-
Balance at 31 December 2006	204.6	2.9	207.5	-	-	-
Producing assets						
Balance at 1 January 2006	2,462.3	1,857.1	4,319.4	902.7	701.2	1,603.9
Acquisitions of controlled entities	84.5	-	84.5	11.4	3.6	15.0
Additions	876.2	450.3	1,326.5	218.7	184.4	403.1
Transfer from assets in development	67.0	353.8	420.8	28.3	95.8	124.1
Transfer from exploration and evaluation assets	5.5	-	5.5	-	-	-
Disposals	(18.4)	-	(18.4)	(0.3)	(13.7)	(14.0)
Depreciation and depletion expense	(423.3)	(253.5)	(676.8)	(296.7)	(107.4)	(404.1)
Exploration expensed	(240.5)	-	(240.5)	(5.6)	-	(5.6)
Net impairment (losses)/reversals	(18.2)	1.9	(16.3)	(2.2)	(0.7)	(2.9)
Assets included in discontinued operations (refer note 7)	(116.0)	(5.7)	(121.7)	-	-	-
Foreign currency translation	(27.2)	(30.6)	(57.8)	-	-	-
Balance at 31 December 2006	2,651.9	2,373.3	5,025.2	856.3	863.2	1,719.5
Total oil and gas assets	2,856.5	2,376.2	5,232.7	856.3	863.2	1,719.5
Comprising:						
Exploration and evaluation expenditure pending commercialisation	57.9	-	57.9	-	-	-
Other capitalised expenditure	2,798.6	2,376.2	5,174.8	856.3	863.2	1,719.5
	2,856.5	2,376.2	5,232.7	856.3	863.2	1,719.5

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

14. OTHER LAND, BUILDINGS, PLANT AND EQUIPMENT	Consolidated			Santos Ltd		
	Land and buildings $million	Plant and equipment $million	Total $million	Land and buildings $million	Plant and equipment $million	Total $million
Cost at 31 December 2006	21.8	198.9	220.7	4.8	188.3	193.1
Less accumulated depreciation	(1.8)	(101.7)	(103.5)	(0.5)	(98.4)	(98.9)
Balance at 31 December 2006	20.0	97.2	117.2	4.3	89.9	94.2
Cost at 31 December 2007	**27.1**	**236.1**	**263.2**	**4.8**	**224.9**	**229.7**
Less accumulated depreciation	**(2.5)**	**(125.9)**	**(128.4)**	**(0.6)**	**(121.7)**	**(122.3)**
Balance at 31 December 2007	**24.6**	**110.2**	**134.8**	**4.2**	**103.2**	**107.4**
Reconciliation of movements						
Balance at 1 January 2006	12.2	61.3	73.5	5.5	46.3	51.8
Acquisition of controlled entities	-	-	-	-	-	-
Additions	11.9	47.3	59.2	1.1	55.7	56.8
Disposals	-	(0.1)	(0.1)	-	(0.1)	(0.1)
Depreciation	(4.1)	(11.3)	(15.4)	(2.3)	(12.0)	(14.3)
Balance at 31 December 2006	20.0	97.2	117.2	4.3	89.9	94.2
Balance at 1 January 2007	**20.0**	**97.2**	**117.2**	**4.3**	**89.9**	**94.2**
Additions	**5.1**	**37.3**	**42.4**	**-**	**36.7**	**36.7**
Depreciation	**(0.5)**	**(24.3)**	**(24.8)**	**(0.1)**	**(23.4)**	**(23.5)**
Balance at 31 December 2007	**24.6**	**110.2**	**134.8**	**4.2**	**103.2**	**107.4**

15. IMPAIRMENT OF CASH-GENERATING UNITS

At 31 December 2007 the Group reassessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. As a result, the recoverable amounts of some cash-generating units were formally reassessed but no impairment write-downs were required.

Estimates of recoverable amounts are based on the assets' value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates between 5.6% and 9.7% (2006: 6.3% and 9.1%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

		Consolidated			Santos Ltd		
CGU	Description	Subsurface assets $million	Plant and equipment $million	Total $million	Subsurface assets $million	Plant and equipment $million	Total $million
2007							
Mutineer-Exeter	Oil field	-	-	-	**39.3**	**8.6**	**47.9**
Other – impairment losses		-	-	-	**8.1**	**0.6**	**8.7**
Australia		-	-	-	**47.4**	**9.2**	**56.6**
Comprising:							
Impairment losses				-			**56.6**
Impairment reversals				-			-
Net impairment loss				-			**56.6**
2006							
Elang-Kakatua	Oilfield	6.2	0.3	6.5	-	-	-
Other – impairment losses		6.6	0.8	7.4	2.2	0.7	2.9
Other – impairment reversals		(3.3)	(2.8)	(6.1)	-	-	-
Australia		9.5	(1.7)	7.8	2.2	0.7	2.9
International – other		3.4	-	3.4	-	-	-
Continuing operations		12.9	(1.7)	11.2	2.2	0.7	2.9
Discontinued operations		5.1	-	5.1	-	-	-
		18.0	(1.7)	16.3	2.2	0.7	2.9
Comprising:							
Impairment losses				22.4			2.9
Impairment reversals				(6.1)			-
Net impairment loss				16.3			2.9

The Group has continued to carry forward capitalised exploration and evaluation expenditure of $55.5 million in respect of the Jeruk oil discovery in the Sampang PSC in East Java, Indonesia. Opportunities to commercialise Jeruk continue to be pursued; however, plans for additional appraisal drilling have been placed on hold pending the review of development scenarios and the resolution of commercial and technical issues that may impact the viability of any development.

At 31 December 2007 the recoverable amount of Jeruk was formally estimated by applying probabilistic assessments to potential future cash flows. This analysis indicated that the recoverable amount of Jeruk supports the carrying amount at 31 December 2007.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS	Consolidated 2007 $million	Consolidated 2006 $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Equity securities available for sale	**15.6**	45.2	**15.6**	20.3

Investments in equity securities available for sale consist of investments in ordinary shares listed on the Australian Securities Exchange, and have no fixed maturity date or coupon rate.

17. OTHER FINANCIAL ASSETS

	Consolidated 2007 $million	Consolidated 2006 $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Investments in controlled entities	**-**	-	**3,472.3**	2,833.8
Other	**32.7**	11.9	**16.1**	7.9
	32.7	11.9	**3,488.4**	2,841.7

18. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million
Consolidated						
Exploration, evaluation, oil and gas assets, other land, buildings, plant and equipment	**-**	-	**306.4**	358.8	**306.4**	358.8
Other investments	**-**	-	**3.3**	1.6	**3.3**	1.6
Trade receivables	**-**	(7.9)	**5.7**	-	**5.7**	(7.9)
Other receivables	**-**	-	**0.1**	-	**0.1**	-
Inventories	**-**	-	**20.1**	15.0	**20.1**	15.0
Prepayments	**-**	-	**2.2**	2.0	**2.2**	2.0
Other assets	**-**	-	**-**	9.7	**-**	9.7
Equity-raising costs	**(0.6)**	(1.3)	**-**	-	**(0.6)**	(1.3)
Trade payables	**(6.6)**	(7.8)	**-**	-	**(6.6)**	(7.8)
Interest-bearing loans and borrowings	**-**	-	**87.1**	91.1	**87.1**	91.1
Employee benefits	**(19.3)**	(18.3)	**-**	-	**(19.3)**	(18.3)
Defined benefit obligation	**(3.4)**	(5.5)	**-**	-	**(3.4)**	(5.5)
Provisions	**(11.1)**	(9.1)	**-**	-	**(11.1)**	(9.1)
Other items	**-**	-	**73.4**	34.3	**73.4**	34.3
Tax value of carry-forward losses recognised	**(18.5)**	(20.2)	**-**	-	**(18.5)**	(20.2)
Tax (assets)/liabilities	**(59.5)**	(70.1)	**498.3**	512.5	**438.8**	442.4
Set-off of tax	**(27.3)**	(5.0)	**27.3**	5.0	**-**	-
Net tax (assets)/liabilities	**(86.8)**	(75.1)	**525.6**	517.5	**438.8**	442.4

18. DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

	Assets		Liabilities		Net	
	2007 $million	2006 $million	**2007 $million**	2006 $million	**2007 $million**	2006 $million
Santos Ltd						
Exploration, evaluation, oil and gas assets, other land, buildings, plant and equipment	**-**	-	**83.9**	111.7	**83.9**	111.7
Other investments	**-**	-	**3.3**	1.6	**3.3**	1.6
Trade receivables	**-**	(8.5)	**5.0**	-	**5.0**	(8.5)
Inventories	**-**	-	**12.6**	9.7	**12.6**	9.7
Other assets	**-**	-	**-**	0.9	**-**	0.9
Equity-raising costs	**(0.6)**	(1.3)	**-**	-	**(0.6)**	(1.3)
Employee benefits	**(18.3)**	(17.5)	**-**	-	**(18.3)**	(17.5)
Defined benefit obligation	**(3.4)**	(5.5)	**-**	-	**(3.4)**	(5.5)
Provisions	**(8.2)**	(6.2)	**-**	-	**(8.2)**	(6.2)
Other liabilities	**-**	(2.8)	**-**	-	**-**	(2.8)
Other items	**(11.2)**	-	**-**	0.2	**(11.2)**	0.2
Tax value of carry-forward losses recognised	**(9.0)**	(17.0)	**-**	-	**(9.0)**	(17.0)
Tax (assets)/liabilities	**(50.7)**	(58.8)	**104.8**	124.1	**54.1**	65.3
Set-off of tax	**50.7**	58.8	**(50.7)**	(58.8)	**-**	-
Net tax liabilities	**-**	-	**54.1**	65.3	**54.1**	65.3

At 31 December 2007, temporary differences of $2,498.9 million (2006: $3,006.5 million) relating to investments in subsidiaries have not been recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Deductible temporary differences	**75.8**	40.3	**-**	-
Tax losses	**72.8**	124.5	**27.8**	38.8
	148.6	164.8	**27.8**	38.8

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. Unrecognised deductible temporary differences and tax losses of $44.9 million (2006: $83.9 million) will expire between 2008 and 2025. The remaining deductible temporary differences and tax losses do not expire under current tax legislation.

19. TRADE AND OTHER PAYABLES

Trade payables	**432.4**	341.4	**180.6**	136.2
Non-trade payables and accrued expenses	**229.0**	100.4	**73.1**	55.0
Amounts owing to controlled entities	**-**	-	**389.2**	371.7
	661.4	441.8	**642.9**	562.9

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

20. INTEREST-BEARING LOANS AND BORROWINGS	Consolidated 2007 $million	Consolidated 2006 $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see note 38.				
Current liabilities				
Bank loans – secured	**1.4**	9.0	**-**	-
Bank loans – unsecured	**17.3**	20.3	**-**	-
Commercial paper	**64.6**	129.6	**-**	-
Medium-term notes	**19.8**	-	**-**	-
Long-term notes	**-**	130.4	**-**	-
	103.1	289.3	**-**	-
Non-current liabilities				
Amounts owing to controlled entities	**-**	-	**2,478.2**	2,583.6
Bank loans – secured	**46.4**	52.5	**-**	-
Bank loans – unsecured	**304.5**	212.4	**-**	-
Medium-term notes	**438.8**	463.7	**-**	-
Long-term notes	**1,203.2**	631.8	**-**	-
	1,992.9	1,360.4	**2,478.2**	2,583.6

The amounts owing to controlled entities are for loans made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of nine years.

The Group has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 6.62% as at 31 December 2007 (2006: 6.33%). All borrowings are unsecured, with the exception of the secured bank loan, and arranged through a controlled entity, Santos Finance Ltd, and guaranteed by Santos Ltd.

Details of major credit facilities

(A) BANK LOANS – SECURED

A reserve-based lending facility for US$65.0 million was entered into in the 2006 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maleo and Kakap assets in Indonesia with a carrying amount at 31 December 2007 of A$131.6 million. The average rate for the year was 9.15%, and A$47.8 million was outstanding at the balance sheet date. The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2010.

(B) BANK LOANS – UNSECURED

The Group has access to the following committed revolving bank facilities:

Revolving facilities

Year of maturity	Currency	2007 A$million	2006 A$million
2007	Multi-currency	**-**	200.0
2008	Multi-currency	**-**	300.0
2009	Multi-currency	**-**	200.0
2011	Multi-currency	**225.0**	-
2012	Multi-currency	**375.0**	-
2013	Multi-currency	**100.0**	-
		700.0	700.0

Revolving bank facilities bear interest at the relevant interbank reference rate plus 0.25% to 0.43%. The amount drawn at 31 December 2007 is $130.0 million (2006: $nil).

20. INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(B) BANK LOANS – UNSECURED (CONTINUED)

Term bank loans

Year of maturity	Currency	2007 A$million	2006 A$million
2007	USD	-	20.3
2008	USD	**17.3**	19.1
2009	USD	**21.4**	23.7
2010	USD	**22.2**	24.4
2011	USD	**22.9**	25.3
2012	USD	**19.7**	21.9
2013	USD	**16.4**	18.2
2014	USD	**17.3**	19.2
2015	USD	**17.7**	19.6
2016	USD	**18.0**	20.0
2017	USD	**18.9**	21.0
		191.8	232.7

Term bank loans bear interest at the relevant interbank reference rate plus a margin of up to 0.75%. The amount outstanding at 31 December 2007 is US$168.1 million (A$191.8 million) (2006: US$183.9 million (A$232.7 million)) at a weighted average annual effective interest rate of 5.99% (2006: 6.22%).

(C) COMMERCIAL PAPER

The Group has an $800.0 million (2006: $800.0 million) Australian commercial paper program supported by the revolving bank facilities referred to in (B) above. At 31 December 2007, $64.6 million (2006: $129.6 million) of commercial paper is on issue and the weighted average annual effective interest rate is 7.59% (2006: 6.61%).

(D) MEDIUM-TERM NOTES

The Group has a $1,000.0 million (2006: $1,000.0 million) Australian medium-term note program.

Medium-term notes on issue

Year of issue	Year of maturity	Effective interest rate	2007 $million	2006 $million
1998	2008	8.04%	**19.8**	19.7
2005	2011	7.85%*	**349.0**	349.2
2005	2015	7.84%	**89.8**	94.8
			458.6	463.7

* *Floating rate of interest.*

(E) LONG-TERM NOTES

Long-term notes on issue

Year of issue	Year of maturity	Effective interest rate	2007 US$million	2006 US$million	2007 A$million	2006 A$million
2000	2007 to 2015	7.08%	**203.1**	303.4	**231.8**	384.0
2002	2009 to 2022	6.15%	**307.3**	298.9	**350.7**	378.2
2007	2017 to 2027	5.57%	**544.0**	–	**620.7**	–
			1,054.4	602.3	**1,203.2**	762.2

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

21. PROVISIONS	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Current				
Liability for annual leave	**23.7**	21.6	**22.9**	20.8
Liability for long service leave	**35.7**	31.8	**35.2**	31.3
Restoration	**51.5**	77.0	**5.5**	6.6
Non-executive Directors' retirement benefits	**1.5**	1.7	**1.5**	1.7
	112.4	132.1	**65.1**	60.4
Non-current				
Liability for long service leave	**3.5**	2.7	**3.2**	2.5
Liability for defined benefit obligations (refer note 29)	**16.3**	26.3	**16.3**	26.3
Restoration	**523.8**	512.8	**148.3**	156.0
	543.6	541.8	**167.8**	184.8

Movements in each class of provision during the financial year, other than provisions relating to employee benefits are set out below:

	Total restoration $million	Total Non-executive Directors' retirement benefits $million	Total $million
Consolidated			
Balance at 1 January 2007	589.8	1.7	591.5
Provisions made during the year	29.6	0.1	29.7
Provisions used during the year	(42.7)	(0.3)	(43.0)
Unwind of discount	23.9	-	23.9
Change in discount rate	(32.5)	-	(32.5)
Foreign currency fluctuations	7.2	-	7.2
Balance at 31 December 2007	575.3	1.5	576.8
Santos Ltd			
Balance at 1 January 2007	162.6	1.7	164.3
Provisions made during the year	(5.0)	0.1	(4.9)
Provisions used during the year	(2.7)	(0.3)	(3.0)
Unwind of discount	8.5	-	8.5
Change in discount rate	(9.6)	-	(9.6)
Balance at 31 December 2007	153.8	1.5	155.3

Restoration

Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

Non-executive Directors' retirement benefits

Agreements exist with the Non-executive Directors appointed prior to 1 January 2004 providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. Such benefits ceased to accrue with effect from 30 June 2004. These benefits have been fully provided for by the Company.

In June 2007, the Board resolved to adopt a policy of indexation of these frozen benefits to prevent further erosion of the real value. The entitlements are annually indexed to the five year government bond rate.

During the year, a retirement payment was made to Mr M A O'Leary who retired as a Director in December 2006.

22. OTHER LIABILITIES	Consolidated 2007 $million	Consolidated 2006 $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Current				
Interest rate swap contracts	**9.9**	6.7	**-**	-
Other	**2.1**	2.2	**-**	-
	12.0	8.9	**-**	-
Non-current				
Other	**7.4**	7.6	**-**	-

23. CAPITAL AND RESERVES

Reconciliation of movement in capital and reserves attributable to equity holders of Santos Ltd

	Share capital $million	Translation reserve $million	Fair value reserve $million	Retained earnings $million	Total equity $million
Consolidated					
Balance at 1 January 2006	2,212.0	(184.3)	6.0	930.2	2,963.9
Movement per recognised income and expense statement	-	(29.6)	7.6	639.7	617.7
Share options exercised by employees	3.9	-	-	-	3.9
Shares issued	38.5	-	-	-	38.5
Dividends to shareholders	-	-	-	(268.5)	(268.5)
Balance at 31 December 2006	2,254.4	(213.9)	13.6	1,301.4	3,355.5
Balance at 1 January 2007	**2,254.4**	**(213.9)**	**13.6**	**1,301.4**	**3,355.5**
Movement per recognised income and expense statement	**-**	**(66.4)**	**(6.2)**	**450.2**	**377.6**
Share options exercised by employees	**3.0**	**-**	**-**	**-**	**3.0**
Shares issued	**144.4**	**-**	**-**	**-**	**144.4**
Share buy-back	**(70.2)**	**-**	**-**	**(231.2)**	**(301.4)**
Dividends to shareholders	**-**	**-**	**-**	**(268.6)**	**(268.6)**
Balance at 31 December 2007	**2,331.6**	**(280.3)**	**7.4**	**1,251.8**	**3,310.5**
Add minority interest	**-**	**-**	**-**	**-**	**-**
Total equity	**2,331.6**	**(280.3)**	**7.4**	**1,251.8**	**3,310.5**
Santos Ltd					
Balance at 1 January 2006	2,212.0	-	4.4	784.4	3,000.8
Movement per recognised income and expense statement	-	-	(2.0)	(114.2)	(116.2)
Share options exercised by employees	3.9	-	-	-	3.9
Shares issued	38.5	-	-	-	38.5
Dividends to shareholders	-	-	-	(268.5)	(268.5)
Balance at 31 December 2006	2,254.4	-	2.4	401.7	2,658.5
Balance at 1 January 2007	**2,254.4**	**-**	**2.4**	**401.7**	**2,658.5**
Movement per recognised income and expense statement	**-**	**-**	**5.0**	**1,283.6**	**1,288.6**
Share options exercised by employees	**3.0**	**-**	**-**	**-**	**3.0**
Shares issued	**144.4**	**-**	**-**	**-**	**144.4**
Share buy-back	**(70.2)**	**-**	**-**	**(231.2)**	**(301.4)**
Dividends to shareholders	**-**	**-**	**-**	**(268.6)**	**(268.6)**
Balance at 31 December 2007	**2,331.6**	**-**	**7.4**	**1,185.5**	**3,524.5**

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

23. CAPITAL AND RESERVES (CONTINUED)	Consolidated		Santos Ltd	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
Share capital				
585,964,352 (2006: 598,524,106) ordinary shares, fully paid	**1,747.2**	1,670.0	**1,747.2**	1,670.0
88,000 (2006: 88,000) ordinary shares, paid to one cent	**-**	-	**-**	-
6,000,000 (2006: 6,000,000) redeemable convertible preference shares	**584.4**	584.4	**584.4**	584.4
	2,331.6	2,254.4	**2,331.6**	2,254.4

In accordance with changes to the *Corporations Law* effective 1 July 1998, the shares issued do not have a par value and there is no limit on the authorised share capital of the Company.

	Note	**2007**	2006	**2007**	2006
		Number of shares		**$million**	$million
Movement in fully paid ordinary shares					
Balance at the beginning of the year		**598,524,106**	594,301,771	**1,670.0**	1,627.6
Santos Employee Share Acquisition Plan	29(A)	**100,650**	114,356	**1.3**	1.2
Santos Employee Share Purchase Plan	30(A)	**400**	62,900	**-**	0.6
Shares issued on exercise of options	30(B)	**455,398**	586,702	**3.0**	3.9
Shares issued on vesting of Share Acquisition Rights	30(B)	**-**	127,850	**-**	-
Santos Executive Share Plan	30(C)	**-**	-	**-**	-
Non-executive Director Share Plan	30(D)	**14,847**	-	**0.2**	-
Dividend Reinvestment Plan	A	**11,540,226**	3,330,527	**142.9**	36.7
Off-market buy-back	B	**(24,671,275)**	-	**(70.2)**	-
Balance at the end of the year		**585,964,352**	598,524,106	**1,747.2**	1,670.0
Movement in redeemable convertible preference shares					
Balance at the beginning of the year	C	**6,000,000**	6,000,000	**584.4**	584.4
Shares issued		**-**	-	**-**	-
Share issue cost		**-**	-	**-**	-
Balance at the end of the year		**6,000,000**	6,000,000	**584.4**	584.4

The market price of the Company's ordinary shares on 31 December 2007 was $14.12 (2006: $9.87). Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. This is subject to the prior entitlements of the redeemable convertible preference shares.

(A) DIVIDEND REINVESTMENT PLAN

The Santos Dividend Reinvestment Plan is in operation. Shares are allocated at the daily weighted average market price of the Company's shares on the ASX over a period of seven business days commencing on the business day after the Dividend Record Date. At this time, the Board has determined that no discount will apply.

(B) OFF-MARKET BUY-BACK

On 30 June 2007, the Company bought back 24,671,275 fully paid ordinary shares, representing 4.10% of fully paid ordinary shares on issue at that date, at a price of $12.16 per share. $70.2 million was debited against the Company's capital account (including $1.4 million transaction costs, net of tax) and $231.2 million was debited against retained earnings.

23. CAPITAL AND RESERVES (CONTINUED)

(C) REDEEMABLE CONVERTIBLE PREFERENCE SHARES

On 30 September 2004, the Company issued 6,000,000 redeemable convertible preference shares at $100 each, which resulted in an amount of $600,000,000 being credited to the Company's capital account before deducting the costs of issue.

Redeemable convertible preference shareholders receive a floating preferential, non cumulative dividend which incorporates the value of franking credits (i.e. it is on a grossed up basis), set at the Bank Bill Swap Rate for 180-day bills plus a margin. Dividends on redeemable convertible preference shares are in priority to any dividend declared on ordinary class shares. Redeemable convertible preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(i) on a proposal:

(1) to reduce the share capital of the Company;

(2) that affects rights attached to the redeemable convertible preference shares;

(3) to wind up the Company; or

(4) for the disposal of the whole of the property, business and undertaking of the Company;

(ii) on a resolution to approve the terms of a buy-back agreement;

(iii) during a period in which a dividend or part of a dividend on the redeemable convertible preference shares is in arrears; or

(iv) during the winding up of the Company.

In the event of the winding up of the Company, redeemable convertible preference shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

The redeemable convertible preference shares may, at the sole discretion of the Company, be converted into ordinary class shares and/or exchanged.

Capital risk management

The Group's objective when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an efficient capital structure.

In order to maintain or adjust the capital structure the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total interest-bearing loans and borrowings less cash and cash equivalents. Total capital is calculated as total equity as shown in the balance sheet plus net debt. Equity includes redeemable convertible preference shares.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

23. CAPITAL AND RESERVES (CONTINUED)

During 2007 the Group's target was to maintain a gearing ratio below 45% and a BBB+ Standard & Poor's credit rating. The gearing ratios at 31 December 2007 and 31 December 2006 were as follows:

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Total interest-bearing loans and borrowings (note 20)	**2,096.0**	1,649.7	**2,478.2**	2,583.6
Less cash and cash equivalents (note 8)	**(200.5)**	(200.0)	**(56.8)**	(52.8)
Net debt	**1,895.5**	1,449.7	**2,421.4**	2,530.8
Total equity	**3,310.5**	3,355.5	**3,524.5**	2,658.5
Total capital	**5,206.0**	4,805.2	**5,945.9**	5,189.3
Gearing ratio	**36.4%**	30.2%	**40.7%**	48.8%

The increase in the gearing ratio resulted primarily from the $300.0 million share buy-back undertaken during the year.

Translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations where their functional currency is different to the presentation currency of the reporting entity, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary and exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation.

Fair value reserve

The fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised.

Dividends

Dividends recognised during the year by the Company are:

	Dollars per share	Total $million	Franked/ unfranked	Payment date
2007				
Interim 2007 redeemable preference	**$2.8592**	**17.1**	**Franked**	**2 Oct 2007**
Final 2006 redeemable preference	**$2.7272**	**16.4**	**Franked**	**2 Apr 2007**
Interim 2007 ordinary	**$0.20**	**115.4**	**Franked**	**2 Oct 2007**
Final 2006 ordinary	**$0.20**	**119.7**	**Franked**	**2 Apr 2007**
		268.6		
2006				
Interim 2006 redeemable preference	$2.5275	15.2	Franked	2 Oct 2006
Final 2005 redeemable preference	$2.5300	15.2	Franked	31 Mar 2006
Interim 2006 ordinary	$0.20	119.2	Franked	2 Oct 2006
Final 2005 ordinary	$0.20	118.9	Franked	31 Mar 2006
		268.5		

Franked dividends paid during the year were franked at the tax rate of 30%.

23. CAPITAL AND RESERVES (CONTINUED)

After the balance sheet date the following dividends were proposed by the Directors. The dividends have not been provided for and there are no income tax consequences.

	Dollars per share	Total $million	Franked/ unfranked	Payment date
Final 2007 redeemable preference	$2.9983	18.0	Franked	31 Mar 2008
Final 2007 ordinary	$0.20	117.2	Franked	31 Mar 2008
		135.2		

The financial effect of these dividends has not been brought to account in the financial statements for the year ended 31 December 2007 and will be recognised in subsequent financial reports.

	Santos Ltd	
	2007 $million	2006 $million
Dividend franking account		
30% franking credits available to shareholders of Santos Ltd for future distribution, after adjusting for franking credits which will arise from the payment of the current tax liability at 31 December 2007	**661.6**	738.3

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $57.9 million (2006: $58.3 million).

24. EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of Santos Ltd (after deducting dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of Santos Ltd (after adding back the dividends paid on redeemable convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	Consolidated	
	2007 $million	2006 $million
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit attributable to ordinary equity holders of Santos Ltd from continuing operations	**506.2**	670.9
Net loss attributable to ordinary equity holders of Santos Ltd from discontinued operations	**(65.6)**	(27.5)
Net profit attributable to ordinary equity holders of Santos Ltd	**440.6**	643.4
Dividends paid on redeemable convertible preference shares	**(33.5)**	(30.4)
Earnings used in the calculation of basic earnings per share	**407.1**	613.0
Dividends paid on redeemable convertible preference shares	**33.5**	30.4
Earnings used in the calculation of diluted earnings per share	**440.6**	643.4

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

24. EARNINGS PER SHARE (CONTINUED)

	Consolidated	
	2007	2006
	Number of shares	
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	**590,505,305**	596,176,555
Partly paid shares	**65,864**	63,763
Executive share options	**818,109**	654,780
Share acquisition rights	**1,846,671**	675,123
Redeemable convertible preference shares	**48,354,101**	52,942,374
Diluted earnings per share	**641,590,050**	650,512,595

Partly paid shares outstanding issued under the Santos Executive Share Plan; options outstanding issued under the Santos Executive Share Option Plan; Share Acquisition Rights ("SARs") issued to eligible executives, and redeemable convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 455,398 (2006: 586,702) options, nil (2006: 127,850) SARs and nil (2006: nil) partly paid shares were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options, SARs and partly paid shares assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 321,982 (2006: 391,882).

335,900 (2006: 280,500) options and 273,100 (2006: 212,350) SARs lapsed during the year. The diluted earning per share calculation includes that portion of these options and SARs assumed to be issued for nil consideration, weighted with reference to the date the options or SARs lapsed. The weighted average number included is 104,179 (2006: 139,619).

To calculate earnings per share amounts for the discontinued operations, the loss figure used in the numerator and the weighted average number of ordinary shares for both basic and diluted amounts are per the above tables.

	Consolidated	
	2007	2006
	cents	cents
Earnings per share for continuing and discontinued operations		
Basic earnings per share:		
From continuing operations	**80.0**	107.4
From discontinued operations	**(11.1)**	(4.6)
	68.9	102.8
Diluted earnings per share:		
From continuing operations	**78.9**	103.1
From discontinued operations	**(10.2)**	(4.2)
	68.7	98.9

25. CONSOLIDATED ENTITIES

Name	Country of incorporation
Santos Ltd (Parent Entity)	AUST
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd[2]	AUST
Basin Oil Pty Ltd	AUST
Boston L.H.F. Pty Ltd	AUST
Bridgefield Pty Ltd	AUST
Bridge Oil Developments Pty Limited[2]	AUST
Bronco Energy Pty Limited[4]	AUST
Canso Resources Pty Ltd	AUST
Coveyork Pty Ltd	AUST
Doce Pty Ltd	AUST
Fairview Pipeline Pty Ltd	AUST
Farmout Drillers Pty Ltd	AUST
Gidgealpa Oil Pty Ltd[4]	AUST
Kipper GS Pty Ltd	AUST
Controlled entity of Kipper GS Pty Ltd	
Santos Carbon Pty Ltd *(previously Crusader (Victoria) Pty Ltd)*	AUST
Moonie Pipeline Company Pty Ltd	AUST
Reef Oil Pty Ltd[2]	AUST
Santos Asia Pacific Pty Ltd	AUST
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	AUST
Santos (Warim) Pty Ltd	AUST
Santos Australian Hydrocarbons Pty Ltd	AUST
Santos (BOL) Pty Ltd[2]	AUST
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	AUST
Santos CSG Pty Ltd	AUST
Santos Darwin LNG Pty Ltd[2]	AUST
Santos Direct Pty Ltd	AUST
Santos Facilities Pty Ltd	AUST
Santos Finance Ltd	AUST
Santos (Globe) Pty Ltd	AUST
Santos International Holdings Pty Ltd	AUST
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Cairn Energy Bangladesh Limited[4]	UK
CJSC South Petroleum Company[1]	KGZ
Lavana Limited	PNG
Petroleum Ventures B.V.[4]	NL
Sanro Insurance Pte Ltd	SG
Santos Americas and Europe Corporation	USA
Controlled entities of Santos Americas and Europe Corporation	
Santos TPY Corp	USA
Controlled entities of Santos TPY Corp	
Santos Queensland Corp	USA
Santos TOG Corp	USA
Controlled entities of Santos TOG Corp	
Santos TOGA Pty Ltd	AUST
Controlled entity of Santos TOGA Pty Ltd	
Santos TPC Pty Ltd	AUST
Santos TPY CSG Corp	USA
Santos (Bawean) Pty Ltd	AUST
Santos (BBF) Pty Ltd	AUST
Controlled entities of Santos (BBF) Pty Ltd	
Santos (SPV) Pty Ltd	AUST
Controlled entities of Santos (SPV) Pty Ltd	
Novus Nominees Pty Ltd	AUST
Santos Brantas Pty Ltd	AUST
Santos (Madura Offshore) Pty Ltd	AUST
Santos UK (Kakap 2) Limited	UK
Santos (Donggala) Pty Ltd	AUST
Santos Egypt Pty Ltd	AUST
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	AUST
Santos International Ventures Pty Ltd *(previously Santos India Pty Ltd[3])*	AUST
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd	AUST
Santos (Papalang) Pty Ltd	AUST
Santos (Popodi) Pty Ltd	AUST
Santos Vietnam Pty Ltd	AUST
Santos (JBJ1) Pty Ltd[3]	AUST
Controlled entity of Santos (JBJ1) Pty Ltd	
Santos (JBJ2) Pty Ltd[3]	AUST
Controlled entity of Santos (JBJ2) Pty Ltd	
Santos (JBJ3) Pty Ltd[3]	AUST
Santos (JPDA 06-104) Pty Ltd	AUST
Santos (JPDA 91-12) Pty Ltd	AUST
Santos (NARNL Cooper) Pty Ltd	AUST
Santos (NGA) Pty Ltd[5]	AUST
Santos (N.T.) Pty Ltd	AUST
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	AUST
Santos Offshore Pty Ltd[2]	AUST
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MY
Santos Petroleum Pty Ltd[2]	AUST
Santos QNT Pty Ltd[2]	AUST
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd[2]	AUST
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd[2]	AUST
Santos Petroleum Operations Pty Ltd	AUST
TMOC Exploration Proprietary Limited	AUST
Santos QNT (No. 2) Pty Ltd[2]	AUST
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Associated Petroleum Pty Ltd[5]	AUST
Moonie Oil Pty Ltd	AUST
Petromin Pty Ltd	AUST
Santos (299) Pty Ltd[5]	AUST
Santos Exploration Pty Ltd	AUST
Santos Gnuco Pty Ltd[5]	AUST
Transoil Pty Ltd	AUST
Santos Resources Pty Ltd	AUST
Santos (TGR) Pty Ltd	AUST
Santos Timor Sea Pipeline Pty Ltd	AUST
Sesap Pty Ltd	AUST
Vamgas Pty Ltd[2]	AUST

1. *Beneficial interests in all controlled entities are 100%, except CJSC South Petroleum Company which is 70%.*
2. *Company is party to a Deed of Cross Guarantee. Refer note 37.*
3. *Company incorporated during the year.*
4. *Company acquired during the year. Refer note 26.*
5. *Company approved for liquidation.*

Country of incorporation

AUST – Australia
BD – Bangladesh
KGZ – Kyrgyz Republic
MY – Malaysia
NL – Netherlands
PNG – Papua New Guinea
SG – Singapore
UK – United Kingdom
USA – United States of America

In the financial statements of the Company, investments in controlled entities are recognised at cost, less any impairment losses.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

26. ACQUISITIONS OF SUBSIDIARIES

During the financial year the following controlled entities were acquired and their operating results have been included in the income statement from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Purchase consideration $million	Contribution to consolidated profit since acquisition $million
Petroleum Ventures B.V.	22 January 2007	100	14.1	(3.4)
Gidgealpa Oil Pty Ltd	7 June 2007	100	1.7	–
Bronco Energy Pty Limited	25 June 2007	100	10.7	–
Cairn Energy Bangladesh Limited	25 October 2007	100	62.9	(0.6)

Petroleum Ventures B.V. holds a 37.5% interest in Block 12 Production Sharing Contract, covering approximately 5,160 square kilometres in the Nam Con Son Basin, offshore southern Vietnam. Santos acquired the share capital in Petroleum Ventures B.V. following the completion of a farm in agreement to fund a proportion of the costs of a two-well drilling program in 2006, and the receipt of necessary approvals from the Government of the Socialist Republic of Vietnam.

Gidgealpa Oil Pty Ltd holds a 4.9% interest in ATP 269P Coolum Block located in South West Queensland and is engaged in the exploration and production of oil.

Bronco Energy Pty Limited holds interests in coal seam gas assets located in permits ATP 613P, ATP 735P, ATP 803P and ATP 804P in Eastern Queensland. The assets are not currently producing and the company has no operating revenue. The purchase price includes a performance payment of $3.0 million payable upon the existence of 2P reserves in the Permit Area such that Bronco Energy Pty Limited's share of production of those reserves would be 100PJ, and a second performance payment of $5.0 million when Bronco Energy Pty Limited's share of production of those 2P reserves would be 200PJ.

Cairn Energy Bangladesh Limited holds a 37.5% interest in the Sangu gas field and a portfolio of interests in exploration acreage located offshore Bangladesh. The consideration for the acquisition comprises the initial payment of A$62.8 million, and contingent consideration of US$20.0 million payable in two tranches, the first tranche of US$10.0 million is payable on determination of the wells being a commercial success, and the second tranche of US$10.0 million is payable on first production. This acquisition has been provisionally accounted at the balance date, as all the required information has not yet been received from the vendor to enable the fair value of the net assets acquired to be finally determined.

If the acquisitions had occurred on 1 January 2007, there would have been a $27.8 million increase in Group revenue and net profit would have decreased by $16.1 million.

26. ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

The acquisitions had the following effect on the Group's assets and liabilities:

	Carrying amounts $million	Fair value adjustments $million	Recognised values $million
Cash and cash equivalents	7.4	-	7.4
Trade and other receivables	15.1	-	15.1
Exploration and evaluation assets	21.0	35.3	56.3
Oil and gas assets	32.8	17.7	50.5
Deferred tax assets	2.0	-	2.0
Trade and other payables	(24.7)	-	(24.7)
Deferred tax liabilities	(1.2)	(16.0)	(17.2)
Net identifiable assets and liabilities	52.4	37.0	89.4
Cost of the combination:			
Cash paid			80.4
Deferred consideration			8.0
Direct costs relating to the acquisitions			1.0
Total cost of the acquisitions			89.4
The cash outflow on acquisition is as follows:			
Cash paid			(80.4)
Net cash acquired with subsidiaries			7.4
Direct costs relating to the acquisitions			(1.0)
Deferred consideration paid			(1.7)
Net consolidated cash outflow			(75.7)

In 2006, the Group acquired 70% beneficial interest in CJSC South Petroleum Company for $10.5 million.

27. INTERESTS IN JOINT VENTURES

(A) The following are the significant joint ventures in which the Group is a joint venturer:

Joint venture	Cash-generating unit	Principal activities	% interest
Oil and gas assets – Producing assets			
Bayu-Undan Liquids	Bayu-Undan	Gas production	11.4*
Bayu-Undan LNG	Bayu-Undan	Gas production	11.4*
Casino	Casino	Gas production	50.0
Fairview	Fairview	Gas production	76.1
Madura PSC	Madura PSC	Gas production	67.5
Mereenie	Mereenie	Oil and gas production	65.0
John Brookes	John Brookes	Gas production	45.0
Mutineer-Exeter	Mutineer-Exeter	Oil production	33.4
Oyong	Sampang PSC	Oil and gas production	45.0
Sangu	Sangu PSC	Gas production	37.5
Stag	Stag	Oil and gas production	66.7
SA Fixed Factor Area	Cooper Basin	Oil and gas production	66.6
SWQ Unit	Cooper Basin	Gas production	60.1
Oil and gas assets – Assets in development			
Hides	Hides	Gas development	31.0
Kipper	Kipper	Gas development	50.0
Reindeer	Reindeer	Gas development	45.0
Exploration and evaluation assets			
Evans Shoal	-	Contingent gas resource	40.0
Jeruk	Sampang PSC	Oil resource	45.0

* *The Group's interest in the Bayu-Undan field increased from 10.6% to 11.4% in June 2007 as the result of a formal redetermination process.*



Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

27. INTERESTS IN JOINT VENTURES (CONTINUED)

(B) The Group recognises its interests in the following jointly controlled entities using the proportionate consolidation method of accounting:

Joint venture entity	% interest
Darwin LNG Pty Ltd	11.4*
Fairview Power Pty Ltd	50.0
Easternwell Drilling Services Holdings Pty Ltd	50.0

* *The Group's interest in the Bayu-Undan field increased from 10.6% to 11.4% in June 2007 as the result of a formal redetermination process.*

	Consolidated		Santos Ltd	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities, which are included in the consolidated financial statements using the proportionate consolidation method of accounting, are as follows:				
Current assets	**46.0**	70.6	**-**	-
Non-current assets	**148.1**	161.5	**-**	-
	194.1	232.1	**-**	-
Current liabilities	**(62.9)**	(19.2)	**-**	-
Non-current liabilities	**(4.3)**	(8.3)	**-**	-
Net assets	**126.9**	204.6	**-**	-
Revenue	**98.2**	90.5	**-**	-
Expenses	**(96.0)**	(70.3)	**-**	-
Profit before income tax	**2.2**	20.2	**-**	-
(C) The Group's share of capital expenditure commitments and minimum exploration commitments in respect of joint ventures are:				
Capital expenditure commitments	**287.4**	264.0	**154.4**	101.5
Minimum exploration commitments	**336.0**	149.2	**35.0**	18.5

28. RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES	**Consolidated** 2007 $million	2006 $million	**Santos Ltd** 2007 $million	2006 $million
Profit/(loss) after income tax	**440.6**	643.4	**1,274.0**	(110.5)
Add/(deduct) non-cash items:				
Depreciation and depletion	**759.3**	692.2	**419.3**	418.4
Net impairment (reversal)/loss of investment in controlled entities	**-**	-	**(380.7)**	325.7
Impairment loss on receivables due from controlled entities	**-**	-	**25.3**	6.3
Exploration and evaluation expensed	**234.8**	347.8	**54.2**	19.9
Net impairment loss of oil and gas assets	**-**	16.3	**56.6**	2.9
Foreign exchange debt hedging losses/(gains)	**1.5**	(0.2)	**-**	-
Share-based payments expense	**5.2**	2.6	**5.2**	2.6
Borrowing costs capitalised	**(6.3)**	(14.5)	**-**	-
Unwind of the effect of discounting on provisions	**23.9**	25.4	**8.5**	8.3
Change in fair value of financial assets designated at fair value through profit and loss	**11.9**	(18.8)	**1.3**	(1.3)
Defined benefit plan expense	**5.6**	4.3	**5.6**	4.3
Foreign currency fluctuations	**0.5**	(0.8)	**0.7**	0.5
Net loss/(gain) on sale of non-current assets	**2.8**	(42.1)	**(1.7)**	(6.1)
Net gain on sale of available-for-sale financial assets	**(33.4)**	-	**(13.9)**	-
Net loss on sale of discontinued operations	**67.7**	-	**-**	-
Net cash provided by operating activities before changes in assets or liabilities	**1,514.1**	1,655.6	**1,454.4**	671.0
Add/(deduct) change in operating assets or liabilities net of acquisitions or disposals of businesses:				
(Increase)/decrease in trade and other receivables	**(90.2)**	23.2	**(0.9)**	75.0
Increase in inventories	**(49.8)**	(40.4)	**(38.8)**	(7.7)
Decrease/(increase) in other assets	**2.1**	(12.9)	**(1.9)**	15.4
Net decrease in deferred tax assets and deferred tax liabilities	**(46.8)**	(42.5)	**(14.5)**	(97.7)
(Decrease)/increase in current tax liabilities	**(181.2)**	30.2	**(178.5)**	(87.6)
Increase/(decrease) in trade and other payables	**59.6**	(95.6)	**19.4**	13.2
Increase in provisions	**6.1**	32.7	**2.7**	19.3
Net cash provided by operating activities	**1,213.9**	1,550.3	**1,241.9**	600.9

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

29. EMPLOYEE BENEFITS	**Consolidated 2007 $million**	Consolidated 2006 $million	**Santos Ltd 2007 $million**	Santos Ltd 2006 $million
(A) LIABILITY FOR DEFINED BENEFIT OBLIGATIONS				

Defined benefit members of the Santos Superannuation Plan receive a lump sum benefit on retirement, death, disablement and withdrawal. The defined benefit section of the Plan is closed to new members. All new members receive accumulation only benefits.

Defined benefit plan

	Consolidated 2007 $million	Consolidated 2006 $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Amount recognised in the balance sheet:				
Deficit in plan recognised in non-current provisions (refer note 21)	**16.3**	26.3	**16.3**	26.3
Other non-current assets (refer note 17)	**(4.9)**	(7.9)	**(4.9)**	(7.9)
	11.4	18.4	**11.4**	18.4
Movements in the liability for net defined benefit obligations recognised in the balance sheet				
Liability at the beginning of the year	**18.4**	11.3	**18.4**	11.3
Expense recognised in income statement	**5.6**	4.3	**5.6**	4.3
Amount recognised in retained earnings	**(6.3)**	9.0	**(6.3)**	9.0
Employer contributions	**(6.3)**	(6.2)	**(6.3)**	(6.2)
Liability at the end of the year	**11.4**	18.4	**11.4**	18.4

Historical information for the current and previous periods

	Consolidated			
	2007 $million	2006 $million	2005 $million	2004 $million
Present value of defined benefit obligations	**161.8**	158.2	129.5	126.5
Fair value of Plan assets	**(145.5)**	(131.9)	(113.4)	(108.7)
Deficit in Plan	**16.3**	26.3	16.1	17.8
Experience adjustments on Plan assets	**(4.0)**	(6.3)	(8.0)	(5.5)
Experience adjustments on Plan liabilities	**(1.2)**	17.5	(0.1)	(4.5)

	Santos Ltd			
	2007 $million	2006 $million	2005 $million	2004 $million
Present value of defined benefit obligations	**161.8**	158.2	129.5	126.5
Fair value of Plan assets	**(145.5)**	(131.9)	(113.4)	(108.7)
Deficit in Plan	**16.3**	26.3	16.1	17.8
Experience adjustments on Plan assets	**(4.0)**	(6.3)	(8.0)	(5.5)
Experience adjustments on Plan liabilities	**(1.2)**	17.5	(0.1)	(4.5)

29. EMPLOYEE BENEFITS (CONTINUED)

(A) LIABILITY FOR DEFINED BENEFIT OBLIGATIONS (CONTINUED)

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	2007 $million	2006 $million
Reconciliation of the present value of the net defined benefit obligations				
Opening net defined benefit obligations	**110.8**	90.7	**110.8**	90.7
Service cost	**6.4**	5.4	**6.4**	5.4
Interest cost	**5.6**	4.3	**5.6**	4.3
Contributions by Plan participants	**6.3**	4.9	**6.3**	4.9
Actuarial (gains)/losses	**(3.5)**	13.4	**(3.5)**	13.4
Benefits paid	**(11.0)**	(6.2)	**(11.0)**	(6.2)
Taxes and premiums paid	**(1.6)**	(2.2)	**(1.6)**	(2.2)
Transfers in	**0.2**	0.5	**0.2**	0.5
Closing net defined benefit obligations	**113.2**	110.8	**113.2**	110.8
Reconciliation of the fair value of net Plan assets				
Opening fair value of net Plan assets	**92.4**	79.4	**92.4**	79.4
Expected return on Plan assets	**6.4**	5.5	**6.4**	5.5
Actuarial gains	**2.8**	4.4	**2.8**	4.4
Employer contributions	**6.3**	6.1	**6.3**	6.1
Contributions by Plan participants	**6.3**	4.9	**6.3**	4.9
Benefits paid	**(11.0)**	(6.2)	**(11.0)**	(6.2)
Taxes and premiums paid	**(1.6)**	(2.2)	**(1.6)**	(2.2)
Transfers in	**0.2**	0.5	**0.2**	0.5
Closing fair value of net Plan assets	**101.8**	92.4	**101.8**	92.4

Plan assets

The percentage invested in each asset class at the balance sheet date:

	Consolidated		Santos Ltd	
	2007 %	2006 %	2007 %	2006 %
Australian equity	**33**	36	**33**	36
International equity	**28**	28	**28**	28
Fixed income	**13**	15	**13**	15
Property	**9**	8	**9**	8
Cash	**17**	13	**17**	13

Fair value of Plan assets

The fair value of Plan assets includes no amounts relating to:

- any of the Group's own financial instruments; or
- any property occupied by, or other assets used by, the Group.

	Consolidated		Santos Ltd	
Actual return on Plan assets	2007 $million	2006 $million	2007 $million	2006 $million
Actual return on Plan assets	**9.2**	9.9	**9.2**	9.9

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

29. EMPLOYEE BENEFITS (CONTINUED)

(A) LIABILITY FOR DEFINED BENEFIT OBLIGATIONS (CONTINUED)

Expected rate of return on Plan assets

The expected return on assets assumption is determined by weighting the expected long-term return for each asset class by the target allocation of assets to each asset class and allowing for the correlations of the investment returns between asset classes. The returns used for each asset class are net of investment tax and investment fees. An allowance for asset-based administration expenses has also been deducted from the expected return.

Principal actuarial assumptions at the balance sheet date (expressed as weighted average)

	2007	2006
	% pa	% pa
Discount rate	**5.3**	4.9
Expected rate of return on Plan assets	**6.9**	6.9
Expected average salary increase rate over the life of the Plan	**6.0**	6.9

The expected rate of return on Plan assets includes a reduction to allow for the administrative expenses of the Plan.

	Consolidated		**Santos Ltd**	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
Expense recognised in the income statements				
Service cost	**6.4**	5.4	**6.4**	5.4
Interest cost	**5.6**	4.3	**5.6**	4.3
Expected return on Plan assets	**(6.4)**	(5.4)	**(6.4)**	(5.4)
	5.6	4.3	**5.6**	4.3
The expense is recognised in the following line items in the income statements:				
Other expenses	**-**	-	**-**	-
Financial expenses	**5.6**	4.3	**5.6**	4.3
	5.6	4.3	**5.6**	4.3
Amount recognised in the statements of recognised income and expense				
Actuarial gains/(losses)	**6.3**	(9.0)	**6.3**	(9.0)
Tax effect	**(1.9)**	2.7	**(1.9)**	2.7
Actuarial gains/(losses)	**4.4**	(6.3)	**4.4**	(6.3)

Expected contributions

The Group expects to contribute $6.6 million to the defined benefit superannuation plan in 2008.

(B) DEFINED CONTRIBUTION PLANS

The Group makes contributions to several defined contribution plans. The amount recognised as an expense for the year was $8.5 million (2006: $5.7 million).

30. SHARE-BASED PAYMENT PLANS

(A) CURRENT GENERAL EMPLOYEE SHARE PLANS

The Company currently operates two general employee share plans:

- the Santos Employee Share Acquisition Plan ("SESAP"); and
- the Santos Employee Share Purchase Plan ("SESPP").

Both of these plans have operated since 1997.

SESAP

Broadly, SESAP provides for permanent eligible employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) to be entitled to acquire shares under this Plan. Executives participating in the Executive Long-term Incentive Program in 2007, casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board which, to date, has been $1,000 per annum per eligible employee. A trustee is funded by the Group to acquire shares directly from the Company or on market. The shares are then held by the trustee on behalf of eligible employees who participate in the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees at no cost to the employee.

Summary of share movements in the SESAP during 2007 (and comparative 2006 information):

	Opening balance	Granted during the year		Distributions during the year		Closing balance	
Grant dates	Number	Number	Fair value per share $	Number	Fair value aggregate $	Number	Fair value aggregate $
2007							
22 November 2004	**127,002**	**-**	**-**	**127,002**	**1,679,902**	**-**	**-**
18 November 2005	**96,272**	**-**	**-**	**6,424**	**81,065**	**89,848**	**1,268,654**
17 November 2006	**113,620**	**-**	**-**	**8,464**	**107,105**	**105,156**	**1,484,803**
20 November 2007	**-**	**100,650**	**13.33**	**825**	**11,471**	**99,825**	**1,409,529**
	336,894	**100,650**		**142,715**	**1,879,543**	**294,829**	**4,162,986**
2006							
2 September 2003	173,223	-	-	173,223	1,933,837	-	-
22 November 2004	137,006	-	-	10,004	116,798	127,002	1,253,510
18 November 2005	104,456	-	-	8,184	95,025	96,272	950,205
17 November 2006	-	114,356	10.88	736	7,481	113,620	1,121,429
	414,685	114,356		192,147	2,153,141	336,894	3,325,144

Shares are allocated at a price equal to the weighted average sale price of the Company's ordinary shares on the ASX during the one-week period up to and including the Grant Date. This is shown as fair value per share for shares granted during the year. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the ASX as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(A) CURRENT GENERAL EMPLOYEE SHARE PLANS (CONTINUED)

The amounts recognised in the financial statements of the Group and the Company in relation to SESAP during the year were:

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Employee expenses	**1.3**	1.2	**1.3**	1.2
Issued ordinary share capital	**1.3**	1.2	**1.3**	1.2

At 31 December 2007, the total number of shares acquired under the Plan since its commencement was 2,196,037.

SESPP

The general employee offer under SESPP is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan and those who have participated in the Executive Long-term Incentive Program during the year will not be eligible to participate in that offer unless the Board otherwise decides.

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the ASX during the one-week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). Under the Plan, at the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. The 5% discount constitutes financial assistance for these purposes. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

On 20 November 2007, the Company issued 400 ordinary shares to four eligible employees at a subscription price of $14.93 per share under the Plan, being a 5% discount on the Market Value of $15.72. The total market price of those shares on the issue date was $5,280, being the market price at the close of trade on the date of issue ($13.20). The total amount received from employees for those shares was $5,972.

A summary of share movements in the SESPP are set out below:

	Opening balance	Granted during the year		Restrictions ceased during the year		Closing balance
Grant dates	Number	Number	Fair value per share $	Number	Date	Number
2007						
17 November 2006	**62,900**	**-**	**-**	**62,900**	**17 November 2007**	**-**
20 November 2007	**-**	**400**	**15.72**	**-**	**-**	**400**
	62,900	**400**		**62,900**		**400**
2006						
18 November 2005	49,800	-	-	49,800	18 November 2006	-
17 November 2006	-	62,900	10.48	-	-	62,900
	49,800	62,900		49,800		62,900

The fair value per share for shares granted during the year is Market Value (as defined above). The consideration received by the Company per share is Market Value less the discount of 5% referred to above.

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(A) CURRENT GENERAL EMPLOYEE SHARE PLANS (CONTINUED)

The amounts recognised in the financial statements of the Group and the Company in relation to the general employee offer under the SESPP during the year were:

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Issued ordinary share capital	-	0.6	-	0.6

At 31 December 2007, the total number of shares acquired under the general employee offer of the Plan since its commencement was 822,300.

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM

The Company's Executive Long-term Incentive Program provides for invitations to be extended to eligible executives selected by the Board.

The Program currently consists of an offer of securities under:

- the Santos Employee Share Purchase Plan ("SESPP"); and
- the Santos Executive Share Option Plan ("SESOP").

SESOP has operated since 1997 and the SESPP has been used as a component of executive compensation since 2003.

SARs and options

Each SAR and option is a conditional entitlement to a fully paid ordinary share, subject to the satisfaction of performance conditions, on terms and conditions determined by the Board.

SARs and options carry no voting or dividend rights until the performance conditions are satisfied and, in the case of options, when the options are exercised or, in the case of SARs, when the SARs vest.

CEO options

The Managing Director receives his long-term incentives in the form of options granted under the SESOP. Each option entitles Mr Ellice-Flint to acquire one fully paid ordinary share in the Company at a predetermined price, subject to satisfaction of vesting conditions. The grant size is determined by reference to the median grant size given to executives in similar roles in comparable companies.

No options were granted to Mr Ellice-Flint in 2007.

At the 2006 AGM, shareholder approval was given for the grant of three tranches of options to Mr Ellice-Flint as follows:

Tranche	Number of options	Performance period
1	500,000	4 May 2006 – 26 August 2007
2	1,000,000	4 May 2006 – 26 August 2008
3	1,000,000	4 May 2006 – 26 August 2009

The exercise price for the options granted is $11.36, being the volume weighted average price in the ten days up to and including 9 March 2006 as approved by shareholders on 4 May 2006.

Vesting of each tranche of options is based on two performance conditions, each applying to one half of the tranche:

- relative Total Shareholder Return ("TSR") against the ASX 100 at the beginning of the performance period; and
- relative TSR against a group of Australian and international exploration and production ("E&P") companies.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM (CONTINUED)

At the time of grant, the Board considered the ASX 100 and E&P companies to be reasonable comparators against the market generally, and against Santos' peers. The E&P comparator group comprises: Anadarko Petroleum Ltd, Apache Corp, Australian Worldwide Exploration Ltd, Cairn Energy PLC, Chesapeake Energy Corp, EOG Resource Inc, Forest Oil Corp, Hardman Resources Ltd, Kerr McGee Corp, Murphy Oil Corp, Newfield Exploration Co, Nexen Inc, Noble Energy Inc, Oil Search Ltd, Pioneer Natural Resources Co, Pogo Producing Co, Premier Oil PLC, Talisman Energy Inc, Woodside Petroleum Ltd and XTO Energy Inc.

The options granted vest according to the following schedule:

Santos TSR percentile ranking	% of grant vesting
< 50th percentile	0%
= 50th percentile	50%
51st to 74th percentile	52% to 98% (additional 2% for each percentile improvement)
≥ 75th percentile	100%

Performance conditions may be re-tested quarterly during the twelve-month period commencing on the earliest exercise date for a tranche. If the performance conditions are not satisfied at the end of that twelve-month re-testing period, the options in that tranche will lapse.

Consistent with the terms of his service agreement, the Managing Director's options may vest and become exercisable upon cessation of his employment, whether vesting occurs will depend on the circumstances – for example, where the Managing Director retires by mutual agreement with the Board, his outstanding options may vest and become exercisable at the Board's discretion. However, no options will vest or become exercisable where the Company terminates the Managing Director's employment for cause.

In addition, where an entity becomes entitled to more than 30% of the Company's total number of voting shares, the Managing Director will be entitled to exercise his outstanding options unless the Board, in its discretion, determines otherwise.

Tranche 1 options were tested against the performance conditions in 2007, with the following results:

	ASX 100 comparator group (applying to 250,000 options)	E&P comparator group (applying to 250,000 options)
Santos TSR ranking at 26 August 2007	22nd percentile	50th percentile
Santos TSR ranking at 26 November 2007 (first re-test)	40th percentile	50th percentile
Number of options exercisable	Nil	125,000

Tranche 1 options still not vested by 26 August 2008 will lapse.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM (CONTINUED)

Option grant	2007 CEO options	2006 CEO options		
		Tranche 1	Tranche 2	Tranche 3
Fair value at grant date ($)	-	1.77	1.94	2.05
Share price on grant date ($)	-	11.48	11.48	11.48
Exercise price ($)	-	11.36	11.36	11.36
Expected volatility (weighted average, % pa)	-	23.0	23.0	23.0
Option life (weighted average)	-	10 years	10 years	10 years
Expected dividends (% pa)	-	3.3	3.3	3.3
Risk free interest rates (based on government bond yields):				
Australia (% pa)	-	5.4	5.4	5.4
United States (% pa)	-	3.6	3.6	3.6
United Kingdom (% pa)	-	4.5	4.5	4.5

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

Eligible senior executives

The Company made two LTI grants to its senior executives in 2007. These were:

- a "Performance Grant" subject to satisfaction of performance conditions linked to delivery of sustained returns to shareholders; and
- a "Growth Award" that has a specific retention focus and is subject to a service condition.

Both the Performance Grant and the Growth Award were granted, at the executive's election, in the form of either SARs (under the SESPP) or options (under the SESOP).

SARs and options were granted at no cost to the executives with the number of SARs awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the week up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM (CONTINUED)

Vesting details of the Performance Grant and the Growth Award are summarised in the table below.

	Performance Grant	Growth Award
Vesting period	1 January 2007 to 31 December 2009.	1 July 2007 to 30 June 2010, except for Mr D J Knox (see below).
Vesting condition	Vesting of this grant is based on two performance conditions, each applying to 50% of the grant: • relative TSR against Australian and international E&P companies; and • an annualised compound absolute TSR target of 11% over the performance period. The E&P companies are: Anadarko Petroleum Ltd, Apache Corp, Australian Worldwide Exploration Ltd, Cairn Energy PLC, Chesapeake Energy Corp, EOG Resource Inc, Forest Oil Corp, Murphy Oil Corp, Newfield Exploration Co, Nexen Inc, Noble Energy Inc, Oil Search Ltd, Pioneer Natural Resources Co, Pogo Producing Co, Premier Oil PLC, Talisman Energy Inc, Woodside Petroleum Ltd and XTO Energy Inc.	For all senior executives except Mr D J Knox, vesting of the Growth Award is based on continuous service to 30 June 2010, or three years from the grant date. For Mr D J Knox, vesting of the Growth Award is based on continuous service to 2 September 2010, which is three years from his date of commencement with the Company.
Vesting schedule	**Relative TSR condition** ***Santos TSR Percentile Ranking*** — ***% of grant vesting*** < 50th percentile — 0% = 50th percentile — 50% 51st to 74th percentile — 52% to 98% (additional 2% for each percentile improvement) ≥ 75th percentile — 100% **Absolute TSR condition** 0% if annualised compound TSR is less than 11%. 100% if annualised compound TSR is 11% or greater.	0% if the continuous service condition is not met. 100% if the continuous service condition is met.
Exercise price	$14.14 for options, being the volume weighted average price in the week up to and including the grant date of 1 July 2007. SARs have no exercise price.	As for Performance Grant.
Re-testing of performance conditions	There is no re-testing of the performance conditions if they are not satisfied.	Not applicable.

Upon cessation of employment, SARs which have not already vested and options which are not exercisable will, in general, lapse and be forfeited. However, if cessation occurs due to death, disability or redundancy, or in special circumstances approved by the Board, then a proportion of the SARs and options may vest and become exercisable.

Where there is a change in control, the Board may determine whether, and the extent to which, SARs and options may vest.

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM (CONTINUED)

During the financial year, the Company granted 421,200 options over unissued shares as set out below.

	2007 Weighted average exercise price $	2007 Number	2006 Weighted average exercise price $	2006 Number
Outstanding at the beginning of the year	8.76	2,448,826	7.47	2,418,328
Granted during the year	13.82	421,200	10.48	897,700
Forfeited during the year	-	(335,900)	-	(280,500)
Exercised during the year	6.57	(455,398)	9.81	(586,702)
Outstanding at the end of the year	10.27	2,078,728	8.76	2,448,826
Exercisable at the end of the year	7.23	180,128	6.67	435,526

The options outstanding at 31 December 2007 have an exercise price in the range of $6.95 to $14.14, and a weighted average contractual life of 9.6 years.

During the year 455,398 options were exercised (2006: 586,702). The weighted average share price at the dates of exercise was $13.96 (2006: $9.81).

The fair value of shares issued as a result of exercising the options or vesting of SARs during the reporting period at their issue date is the market price of shares of the Company on the ASX as at close of trading.

The amounts recognised in the financial statements of the Group and the Company in relation to executive share options exercised during the financial year were:

	Consolidated 2007 $million	Consolidated 2006 $million	Santos Ltd 2007 $million	Santos Ltd 2006 $million
Issued ordinary share capital	3.0	3.9	3.0	3.9

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the models.

	2007			2006
	Performance Award	Growth Award		Performance Award
Option grant	E1	GA1	GA2	D
Fair value at grant date ($)	3.32	3.87	1.97	0.76
Share price on grant date ($)	13.94	13.94	13.25	10.27
Exercise price ($)	14.14	14.14	12.81	10.48
Expected volatility (weighted average, % pa)	24.2	24.2	23.9	22.0
Option life (weighted average)	10 years	10 years	10 years	10 years
Expected dividends (% pa)	3.5	3.5	3.5	3.9
Risk free interest rate (based on government bond yields):				
Australia (% pa)	6.26	6.26	6.26	6.00
United States (% pa)	5.00	n/a	n/a	4.50
United Kingdom (% pa)	5.36	n/a	n/a	4.75

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM (CONTINUED)

During the financial year, the Company granted 880,000 SARs as set out below. Shares allocated on vesting of SARs will be subject to further restrictions on dealing for a maximum of ten years after the original grant date. No amount is payable on grant or vesting of the SARs.

	Number of SARs	
	2007	2006
Outstanding at the beginning of the year	**758,900**	809,500
Granted during the year	**880,000**	289,600
Forfeited during the year	**(273,100)**	(212,350)
Vested during the year	**-**	(127,850)
Outstanding at the end of the year	**1,365,800**	758,900
Exercisable at the end of the year	**-**	219,300

The fair value of services received in return for SARs granted is measured by reference to the fair value of SARs granted. The estimate of the fair value of the services received is measured based on the Monte Carlo simulation method. The contractual life of the SARs is used as an input into this model. Expectations of early exercise are incorporated into the Monte Carlo simulation method.

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share rights), adjusted for any expected changes to future volatility due to publicly available information.

	2007			2006
			Growth	Performance
	Performance Award		**Award**	Award
SARs grant	**E1**	**E2**	**GA1**	D
Fair value at grant date ($)	**9.95**	**9.16**	**12.78**	2.86
Share price on grant date ($)	**13.94**	**13.25**	**13.94**	10.27
Exercise price ($)	**-**	**-**	**-**	-
Expected volatility (weighted average, % pa)	**24.2**	**23.9**	**24.2**	22.0
Right life (weighted average)	**10 years**	**10 years**	**10 years**	10 years
Expected dividends (% pa)	**3.5**	**3.5**	**3.5**	3.9
Risk free interest rate (based on government bond yields):				
Australia (% pa)	**6.26**	**6.26**	**6.26**	6.00
United States (% pa)	**5.00**	**4.55**	**n/a**	4.50
United Kingdom (% pa)	**5.36**	**5.75**	**n/a**	4.75

The amounts recognised in the income statements of the Group and the Company during the financial year in relation to equity grants issued under the Executive Long-term Incentive Program were:

	Consolidated		**Santos Ltd**	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
Employee expenses:				
CEO options	**1.9**	1.4	**1.9**	1.4
Executive share options	**0.7**	0.5	**0.7**	0.5
SARs	**2.6**	0.7	**2.6**	0.7
	5.2	2.6	**5.2**	2.6

30. SHARE-BASED PAYMENT PLANS (CONTINUED)

(B) EXECUTIVE LONG-TERM INCENTIVE PROGRAM (CONTINUED)

Shares

The shares allocated pursuant to the SESPP were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined below) and the trustee was funded by the Company to subscribe for the shares.

In general the shares were restricted for a period of one year from the date of allotment. If a participating executive ceased employment during this period, the Board in its discretion could determine that a lesser restriction on transfer and dealing applied, having regard to the circumstances of the cessation. The shares can remain on trust for up to ten years from the date of allotment, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are held on trust.

No shares have been issued under the executive long-term incentive component of the Plan since 2004. At 31 December 2007, the total number of shares acquired under the executive long-term incentive component of the Plan since its commencement was 220,912.

(C) LEGACY PLAN – SANTOS EXECUTIVE SHARE PLAN

The Santos Executive Share Plan operated between 1987 and 1997, when it was discontinued. Under the terms of the Plan, shares were issued as partly paid to one cent. While partly paid, the Plan shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. After a "vesting" period, calls could be made for the balance of the issue price of the shares, which varied between $2.00 and the market price of the shares on the date of the call being made. Shares were issued principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990.

At the beginning of the financial year there were 88,000 Plan shares on issue. During the financial year no Plan shares were fully paid and no aggregate proceeds were received by the Company. As at 31 December 2007 there were 88,000 Plan shares outstanding.

(D) NON-EXECUTIVE DIRECTOR ("NED") SHARE PLAN

In accordance with shareholder approval given at the 2007 Annual General Meeting, the Non-executive Director ("NED") Share Plan was introduced in July 2007. Participation in the NED Share Plan is voluntary and all present and future Non-executive Directors are eligible to participate. Under the NED Share Plan, Directors elect to sacrifice all or part of their pre-tax fees in return for an allocation of fully paid ordinary shares of equivalent value. The NED Share Plan therefore does not involve any additional remuneration for participating Directors.

Shares are allocated quarterly and are either issued as new shares or purchased on the ASX at the prevailing market price. The shares are registered in the name of the participating Director, but are subject to a restriction on dealing. In the absence of exceptional circumstances, the restriction will apply until the Director ceases to hold office or until ten years have elapsed since the allocation of the shares, whichever is earlier.

In 2007, 9,419 shares were allocated to participating Directors on 10 October 2007 at $15.4326 per share and 7,896 shares were allocated to participating Directors on 28 December 2007 at $13.5843 per share.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

31. KEY MANAGEMENT PERSONNEL DISCLOSURES

(A) KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group and the Company, directly or indirectly, including the Directors of the Company.

The following were key management personnel of the Group and the Company at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period.

Name	Position
Directors	
Borda, Kenneth Charles	Non-executive Director (appointed 14 February 2007)
Dean, Kenneth Alfred	Non-executive Director
Ellice-Flint, John Charles	Managing Director
Franklin, Roy Alexander	Non-executive Director
Gerlach, Stephen	Chairman and Non-executive Director
Harding, Richard Michael	Non-executive Director
Sloan, Judith	Non-executive Director
Executives	
Anderson, John Hugh	Vice President – Strategic Projects
Baulderstone, James Leslie	General Counsel and Company Secretary (appointed 29 January 2007)
Brown, Trevor John	Vice President – Geoscience and New Ventures
Eames, Martyn Edward James	Vice President – Corporate and People
Kennett, Roger Maxwell	Vice President – Operations (appointed 1 June 2007)
Knox, David John	Executive Vice President – Growth Businesses (appointed 3 September 2007)
Macfarlane, Mark Stuart	Vice President – Development
Wasow, Peter Christopher	Chief Financial Officer
Wilkinson, Richard John	Vice President – Gas Marketing and Commercialisation
Young, Jonathon Terence	Executive Vice President – Corporate Projects (appointed 1 June 2007, previously Executive Vice President – Operations)

All executives are employed by Santos Ltd.

(B) KEY MANAGEMENT PERSONNEL COMPENSATION

The Remuneration Committee of the Board is responsible for reviewing the remuneration policies and practices of the Company including: the remuneration arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; and fees for Non-executive Directors.

The Company's remuneration policy as set by the Board has a number of principal objectives which are critical to the delivery of the Company's overall strategic objectives. An overriding objective is to align employee remuneration with long-term shareholder value creation. In order to achieve this objective, the Company must attract and retain appropriately qualified and experienced Directors, executives and staff.

In addition to attracting and retaining talent, Santos' remuneration strategy also aims to encourage its employees to strive for superior performance by rewarding the achievement of targets that are fair, challenging, clearly understood and within the control of employees to achieve through their own actions. For the Company's most senior staff, performance targets are primarily aligned with long-term shareholder value creation.

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

Non-executive Directors

Total Non-executive Directors' fees paid in a year, including Board committee fees, cannot exceed $1,500,000. This amount was approved by shareholders at the Annual General Meeting held on 7 May 2004. Directors may also be paid additional fees for special duties or exertions, and are entitled to be reimbursed for all business-related expenses. These payments are not included in the maximum aggregate amount approved by shareholders. No additional fees were paid during the year.

Superannuation contributions are made on behalf of Non-executive Directors in accordance with the requirements of the Company's statutory superannuation obligations.

Non-executive Directors appointed prior to 1 January 2004 ("Participating Directors") are contractually entitled to receive benefits upon their retirement pursuant to agreements entered into upon their appointment, the terms of which were approved by shareholders at the 1989 AGM. Non-executive Directors appointed after 1 January 2004 are not entitled to receive a benefit upon retirement other than statutory entitlements.

The retirement benefits of Participating Directors were frozen with effect from 30 June 2004, at which time their entitlements ceased to accrue. However, to prevent erosion in the real value of the frozen benefits, the Board determined that the benefits will be indexed annually against the five-year Australian Government Bond Rate with effect from 1 July 2007.

In accordance with shareholder approval given at the 2007 Annual General Meeting, the NED Share Plan was introduced in July 2007. Participation in the NED Share Plan, through which Non-executive Directors may elect to sacrifice all or part of their pre-tax fees in return for an allocation of shares of equivalent value, is voluntary. Further details are provided in note 30(D).

Managing Director

Elements of remuneration

Total remuneration for the Managing Director is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term incentive ("STI") – an annual bonus linked to Company performance and achievement of strategic objectives; and
- Long-term incentive ("LTI") – equity grants linked to vesting conditions dependent on Santos' achievement of superior performance relative to its peers.

Base remuneration

Mr Ellice-Flint is paid a salary from which he may, if he wishes, sacrifice a proportion for benefits such as a novated car lease. The Board receives external advice on Mr Ellice-Flint's base remuneration, which is market-aligned by comparison to that of managing directors of comparable Australian companies.

The Company funds Mr Ellice-Flint's defined benefit superannuation plan. On his birthday in 2007 he became entitled to a superannuation payment of 3.22 times final average salary. This multiple increases at a rate of approximately 0.5 times final average salary on each subsequent birthday until the multiple is capped at 6.0 times final average salary at 62 years of age.

Short-term incentive ("STI")

Mr Ellice-Flint's STI is based on a number of agreed annual objectives linked to Company performance objectives and delivery of strategic growth initiatives. Consistent with his role as Managing Director, the performance measures for Mr Ellice-Flint's STI comprise a combination of operational, financial, budgetary and ongoing strategic targets that are directly related to the strategic objectives set by the Board for the relevant financial year.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

The Remuneration Committee assesses performance against Mr Ellice-Flint's objectives annually and makes a recommendation to the Board. These objectives are directly linked to the priorities and performance of the Company across a range of measures including an over riding focus on the creation of shareholder wealth. The maximum STI payable is 150% of base salary.

Half of Mr Ellice-Flint's STI is paid to him in the Company's shares. These shares are subject to restrictions on sale, transfer and hedging for two years from their date of acquisition (restrictions may be lifted earlier upon termination of the Managing Director's employment depending on the circumstances). The other half of the STI is paid in cash.

For 2007 performance, Mr Ellice-Flint was awarded an STI payment of $1,950,000 or 115% of base salary.

Long-term incentive ("LTI")
The Managing Director receives his LTI in the form of options. Details of the LTI component of his remuneration are provided in note 30(B).

Service agreement
The Company has entered into a service agreement with the Managing Director. The service agreement is ongoing until termination by the Company or the Managing Director.

The service agreement provided that the Company may terminate the Managing Director's employment on giving 24 months notice. The contract was varied in 2006 to reduce the notice period to twelve months, effective from 1 January 2008. Where the Company exercises this general right to terminate, it must make a payment to the Managing Director equivalent to his base salary for the full notice period.

The Company may terminate the Managing Director's employment at any time for cause. No payment in lieu of notice will be made in this circumstance.

Mr Ellice-Flint may initiate termination of his service agreement by giving three months notice.

Senior executives

Elements of remuneration
Total remuneration for senior executives is made up of the following components:

- Base remuneration – comprising salary and superannuation;
- Short-term incentive ("STI") – annual bonuses linked to individual and Company performance; and
- Long-term incentive ("LTI") – equity grants linked to vesting conditions tested over a three-year period.

Santos' executive remuneration structure is consistent with the Company's "pay for performance" policy.

Base remuneration
Senior executives are paid Total Fixed Remuneration ("TFR"), out of which the Company makes contributions into their superannuation funds of at least the minimum statutory amount. They may, if they wish, salary sacrifice part of their TFR for additional superannuation contributions or other benefits such as novated car leases. Senior executives do not receive any benefits in addition to TFR.

Executive remuneration levels are market-aligned by comparison against similar roles in ASX 100 energy, materials and utilities companies, excluding BHP Billiton Limited and Rio Tinto Limited due to their disproportionately larger size and market capitalisation. This broad industry group is used as there are too few Australian exploration and production companies of similar size to Santos for benchmarking purposes.

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

Short-term incentive ("STI")

Frequency	STI is assessed and paid annually.
Maximum STI	75% of TFR for the CFO and Executive Vice Presidents. 50% of TFR for other senior executives.
Performance measures	To promote collaboration among senior executives and to focus their efforts towards the overall benefit of the Company, 70% of their STI is based on Company performance. The remaining 30% is based on the executive's individual performance. A range of Company performance metrics is used in order to drive balanced business performance. These metrics include lagging indicators to assess the Company's past performance, as well as forward-looking indicators to ensure the Company is positioning itself well for future growth. The metrics include reserve growth, reserve replacement cost, production, margin, new growth options, shareholder value creation, people, environment, health and safety and continuous improvement. Individual performance is assessed against targets set within each executive's area of responsibility.
Assessment of performance	Individual performance is assessed by the Managing Director, who makes a recommendation to the Remuneration Committee. Company performance is assessed by the Remuneration Committee. Each metric is assessed against target and assigned a score on a five-point scale. The average of these scores forms the overall Company performance score. The Remuneration Committee then makes a recommendation to the Board as to the amount of STI to be paid to each senior executive (based on both individual and Company performance). The Board believes the above methods of assessment are rigorous and transparent and provide a balanced assessment of the executive's performance.
Payment method	Cash.
STI awarded in 2007	Company performance against the metrics in 2007 resulted in an average STI of 80% of maximum payable to all eligible employees. 2007 STI awards made to individual senior executives ranged from 67% to 84% of maximum. The difference between actual STI paid and maximum STI was forfeited.

Long-term incentive ("LTI")

The Company's LTI arrangements are designed to link executive reward with the key performance drivers which underpin sustainable growth in shareholder value, which comprises both share price and returns to shareholders.

LTI is delivered in the form of equity participation through the Santos Executive Share Option Plan ("SESOP") and the Santos Employee Share Purchase Plan ("SESPP"). Participation is determined by the Board, on recommendation by the Remuneration Committee.

Further details are provided in note 30(B).

Service agreements

The Company has entered into service agreements with the senior executives. The service agreements are ongoing until termination by the Company or the senior executive.

Mr J T Young's service agreement may be terminated by either party by giving three months notice. The service agreements of all other senior executives may be terminated by the relevant executive by giving six months notice, or by the Company by giving twelve months notice. In the case of a Company-initiated termination, the Company may make a payment in lieu of notice equivalent to the Total Fixed Remuneration the executive would have received over the notice period.

All senior executives' service agreements may be terminated immediately for cause, whereupon no payments in lieu of notice or other termination payments apply.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

2007

	Short-term employee benefits				Post-employment			Share-based payments[5]				Other long-term benefits[6]	Termination	Total	Performance related
Name	Fees/ Salary[1] $	STI $	Other[2] $	Total $	Superannuation[3] $	Retirement benefit[4] $	Total $	SARs $	Options $	NED Share Plan $	Total $	$	$	$	%
Directors															
Borda, Kenneth Charles	51,704	-	-	51,704	10,672	-	10,672	-	-	68,750	68,750	-	-	131,126	-
Dean, Kenneth Alfred	105,575	-	-	105,575	54,282	-	54,282	-	-	16,550	16,550	-	-	176,407	-
Ellice-Flint, John Charles	1,702,694	1,950,000	1,944	3,654,638	987,357	-	987,357	-	1,898,273	-	1,898,273	297,500	-	6,837,768	56
Franklin, Roy Alexander	140,512	-	-	140,512	3,195	-	3,195	-	-	-	-	-	-	143,707	-
Gerlach, Stephen	252,229	-	4,788	257,017	111,678	37,925	149,603	-	-	39,000	39,000	-	-	445,620	-
Harding, Richard Michael	39,600	-	-	39,600	136,440	-	136,440	-	-	8,800	8,800	-	-	184,840	-
Recny, Christopher John[7]	19,589	-	-	19,589	1,763	-	1,763	-	-	-	-	-	-	21,352	-
Sloan, Judith	-	-	-	-	94,407	11,630	106,037	-	-	81,500	81,500	-	-	187,537	-
Executives															
Anderson, John Hugh	426,902	199,500	1,944	628,346	44,542	-	44,542	61,371	35,458	-	96,829	119,457	-	889,174	33
Baulderstone, James Leslie	379,833	167,000	1,463	548,296	38,340	-	38,340	55,916	33,200	-	89,116	-	-	675,752	38
Brown, Trevor John	465,358	163,700	1,944	631,002	17,627	-	17,627	61,826	36,330	-	98,156	57,923	-	804,708	33
Eames, Martyn Edward James	505,228	235,100	1,944	742,272	52,766	-	52,766	135,576	22,181	-	157,757	22,682	-	975,477	40
Kennett, Roger Maxwell	391,597	187,500	1,976	581,073	66,082	-	66,082	72,549	-	-	72,549	234,560	-	954,264	27
Knox, David John	230,403	143,300	-	373,703	21,792	-	21,792	65,429	28,143	-	93,572	-	-	489,067	48
Macfarlane, Mark Stuart	426,902	180,700	1,944	609,546	44,542	-	44,542	78,517	22,682	-	101,199	108,597	-	863,884	33
Wasow, Peter Christopher	631,261	406,900	1,944	1,040,105	12,686	-	12,686	158,421	-	-	158,421	57,732	-	1,268,944	45
Wilkinson, Richard John	411,455	207,800	1,944	621,199	81,752	-	81,752	118,370	-	-	118,370	104,229	-	925,550	35
Young, Jonathon Terence	383,216	239,200	1,944	624,360	12,686	-	12,686	135,084	33,186	-	168,270	99,397	-	904,713	45
Total	6,564,058	4,080,700	23,779	10,668,537	1,792,609	49,555	1,842,164	943,059	2,109,453	214,600	3,267,112	1,102,077	-	16,879,890	

1 *Each of the Non-executive Directors receives fees and no salary. Fees include Director's fees and committee fees. The figures shown for Directors' fees are after fee sacrifice to superannuation and/or the NED Share Plan. Mr K C Borda donated his Director's fees to charity.*

2 *For the Chairman, this represents the value of car parking provided in the Company's head office in Adelaide. For all other Key Management Personnel, these amounts represent the cost of car parking provided, up to 30 April 2007. On 1 May 2007, the cost of car parking in the Company's current head office was added to TFR, and from then on executives were required to obtain parking via salary sacrifice.*

3 *Superannuation contributions made on behalf of Non-executive Directors include the Company's obligations under applicable Superannuation Guarantee legislation and any voluntary fee sacrifice to superannuation. Amounts represent either cash contributions or actuarial assessment of the benefit provided where relevant.*

4 *Indexation of accrued retirement benefits for Non-executive Directors appointed prior to 1 January 2004.*

5 *In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at the date of their grant has been determined in accordance with AASB 2 Share-based Payments applying the Monte Carlo simulation method. Details of the assumptions underlying the valuation are set out in note 30(B) to the financial statements. The amounts set out above include a proportion of the value of SARs and options granted during 2007 under the Performance Grant and Growth Awards as well as a proportion of the value of SARs and options granted in previous financial years that had not vested as at 1 January 2007.*

6 *These amounts represent senior executives' long service leave accruals as at 31 December 2007.*

7 *Payment to deceased estate.*

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(B) KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

2006

Name	Short-term employee benefits				Post-employment	Share-based payments[4]			Other long-term benefits	Termination	Total	Performance related
	Fees/ Salary[1]	STI	Other[2]	Total	Superannuation[3]	SARs	Options	Total				
	$	$	$	$	$	$	$	$	$	$	$	%
Directors												
Barnett, Peter Charles[5]	21,660	-	-	21,660	1,949	-	-	-	-	-	23,609	-
Dean, Kenneth Alfred	149,750	-	-	149,750	12,372	-	-	-	-	-	162,122	-
Ellice-Flint, John Charles	1,500,000	1,380,000	6,656	2,886,656	909,954	-	1,406,205	1,406,205	169,650	-	5,372,465	52
Franklin, Roy Alexander	33,568	-	-	33,568	-	-	-	-	-	-	33,568	-
Gerlach, Stephen	360,000	-	6,656	366,656	12,412	-	-	-	-	-	379,068	-
Harding, Richard Michael	155,000	-	-	155,000	12,122	-	-	-	-	-	167,122	-
O'Leary, Michael Anthony[5]	135,336	-	-	135,336	-	-	-	-	-	-	135,336	-
Recny, Christopher John[5]	27,500	-	-	27,500	2,475	-	-	-	-	-	29,975	-
Sloan, Judith	151,500	-	-	151,500	12,372	-	-	-	-	-	163,872	-
Executives												
Anderson, John Hugh	360,915	143,800	6,656	511,371	37,896	-	32,181	32,181	98,417	-	679,865	26
Brown, Trevor John	417,952	135,900	6,656	560,508	18,067	-	32,488	32,488	40,252	-	651,315	26
Eames, Martyn Edward James	452,865	191,300	6,656	650,821	42,385	36,253	22,181	58,434	11,810	-	763,450	33
Gouadain, Jacques Elie[6]	112,761	-	1,664	114,425	3,311	-	-	-	-	14,469	132,205	-
Macfarlane, Mark Stuart	376,849	143,800	6,656	527,305	28,750	42,408	3,038	45,446	88,575	-	690,076	27
Wasow, Peter Christopher	581,163	331,500	6,656	919,319	9,240	105,694	-	105,694	38,199	-	1,072,452	41
Wilkinson, Richard John	441,649	165,000	6,656	613,305	74,363	79,205	-	79,205	86,466	-	853,339	29
Wood, Bruce James[7]	169,995	-	3,051	173,046	10,416	-	-	-	-	22,689	206,151	-
Young, Jonathon Terence	606,379	391,400	6,656	1,004,435	12,412	114,855	4,459	119,314	75,170	-	1,211,331	42
Total	6,054,842	2,882,700	64,619	9,002,161	1,200,496	378,415	1,500,552	1,878,967	608,539	37,158	12,727,321	

1 *Each of the Non-executive Directors receives fees and no salary. Fees include Director's fees and committee fees.*

2 *Includes the cost of car parking provided in the Company's head office in Adelaide for the CEO and executives.*

3 *Superannuation contributions made on behalf of Non-executive Directors, with the exception of Mr R A Franklin, to satisfy the Company's obligations under applicable Superannuation Guarantee legislation. Under Superannuation Guarantee legislation, superannuation contributions are not required to be made on behalf of Mr R A Franklin as he is not a resident of Australia. Amounts represent either cash contributions or actuarial assessment of the benefit provided where relevant.*

4 *In accordance with the requirements of the Accounting Standards, remuneration includes a proportion of the notional value of equity compensation granted or outstanding during the year. The notional value of equity instruments which do not vest during the reporting period is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to or indicative of the benefit (if any) that individual executives may ultimately realise should the equity instruments vest. The notional value of SARs and options as at the date of their grant has been determined in accordance with AASB 2 Share-based Payments applying the Monte Carlo simulation method. Details of the assumptions underlying the valuation are set out in note 30(B) to the financial statements.*

5 *Mr P C Barnett ceased as a Director on 28 February 2006 and Mr M A O'Leary ceased as a Director on 15 December 2006. Mr C J Recny held office as a Director until his death on 4 June 2006.*

6 *Mr J E Gouadain ceased employment with the Company on 30 March 2006 and the right to his 40,000 SARs at the value of $176,000 lapsed.*

7 *Mr B J Wood ceased employment with the Company on 15 June 2006 and the right to his 110,600 options at the value of $113,365 forfeited.*

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(C) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL

Options and rights holdings

The movement during the reporting period in the number of rights and options over ordinary shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007

Name	Balance at beginning of the year	Granted[1,2,3,4]	Options exercised/ rights vested[5]	Amount paid per option exercised/ right vested	Other changes[6]	Balance at end of the year	Vested during the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Options										
Directors										
Ellice-Flint, John Charles	2,500,000	-	-	-	-	2,500,000	125,000	125,000	125,000	-
Executives										
Anderson, John Hugh	134,044	-	-	-	(28,800)	105,244	-	12,744	12,744	-
Baulderstone, James Leslie	-	50,000	-	-	-	50,000	-	-	-	-
Brown, Trevor John	184,769	-	(27,095) (19,274)	$6.38 $6.95	(29,000)	109,400	-	14,500	14,500	-
Eames, Martyn Edward James	50,000	-	-	-	-	50,000	-	-	-	-
Kennett, Roger Maxwell	-	-	-	-	-	-	-	-	-	-
Knox, David John	-	100,000	-	-	-	100,000	-	-	-	-
Macfarlane, Mark Stuart	63,700	-	-	-	-	63,700	-	-	-	-
Wasow, Peter Christopher	-	-	-	-	-	-	-	-	-	-
Wilkinson, Richard John	-	-	-	-	-	-	-	-	-	-
Young, Jonathon Terence	93,200	-	-	-	-	93,200	-	-	-	-
Total	3,025,713	150,000	(46,369)		(57,800)	3,071,544	125,000	152,244	152,244	-
Rights										
Executives										
Anderson, John Hugh	-	27,000	-	-	-	27,000	-	-	-	-
Baulderstone, James Leslie	-	36,900	-	-	-	36,900	-	-	-	-
Brown, Trevor John	-	27,200	-	-	-	27,200	-	-	-	-
Eames, Martyn Edward James	39,500	32,000	-	-	-	71,500	-	-	-	-
Kennett, Roger Maxwell	28,800	18,200	-	-	(9,000)	38,000	-	-	-	-
Knox, David John	-	50,000	-	-	-	50,000	-	-	-	-
Macfarlane, Mark Stuart	19,200	27,000	-	-	(9,600)	36,600	-	-	-	-
Wasow, Peter Christopher	70,200	37,000	-	-	(23,600)	83,600	-	-	-	-
Wilkinson, Richard John	51,600	28,200	-	-	(17,700)	62,100	-	-	-	-
Young, Jonathon Terence	52,000	39,000	-	-	(26,000)	65,000	-	-	-	-
Total	261,300	322,500	-		(85,900)	497,900	-	-	-	-

1 *With the exception of Mr D J Knox, options granted to executives in the current year were granted on 1 July 2007, have an expiration date of 1 July 2017 and an exercise price of $14.14. At the date of grant, the options granted have a fair value of $3.32 per option. The options were provided at no cost to the recipients. Providing vesting conditions are met, the options are exercisable no earlier than 1 January 2010.*

2 *Options granted to Mr D J Knox in the current year were granted on 3 September 2007, have an expiration date of 3 September 2017 and an exercise price of $12.81. At the date of grant, all of the options granted have a fair value of $1.97 per option. The options were provided at no cost to Mr D J Knox. Providing vesting conditions are met, all of the options are exercisable no earlier than 3 September 2010.*

3 *With the exception of Mr D J Knox, SARs granted to executives in the current year were granted on 1 July 2007, have an expiration date of 1 July 2017, and vest with the recipient for no consideration. At the date of grant, 130,100 of the SARs granted have a fair value of $9.95 per SAR, and 130,100 of the SARs granted have a fair value of $12.78 per SAR.*

4 *SARs granted to Mr D J Knox in the current year were granted on 3 September 2007, have an expiration date of 3 September 2017, and vest with Mr D J Knox for no consideration. At the date of grant, all of the SARs granted have a fair value of $9.16 per SAR.*

5 *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

6 *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

Details regarding the service and performance conditions that must be met before the options and SARs vest with the recipient are included in note 30(B).

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(C) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2006

Name	Balance at beginning of the year	Granted[1,2,3]	Options exercised/ rights vested[4]	Amount paid per option exercised/ right vested	Other changes[5]	Balance at end of the year	Vested during the year	Vested at end of the year	Vested and exercisable at end of the year	Vested but not exercisable at end of the year
Options										
Directors										
Ellice-Flint, John Charles	–	2,500,000	–	–	–	2,500,000	–	–	–	–
Executives										
Anderson, John Hugh	70,344	63,700	–	–	–	134,044	–	12,744	12,744	–
Brown, Trevor John	333,369	65,900	(200,000)	$6.52	(14,500)	184,769	14,500	60,869	60,869	–
Eames, Martyn Edward James	50,000	–	–	–	–	50,000	–	–	–	–
Gouadain, Jacques Elie	200,000	–	(200,000)	$6.52	–	–	–	–	–	–
Macfarlane, Mark Stuart	–	63,700	–	–	–	63,700	–	–	–	–
Wasow, Peter Christopher	–	–	–	–	–	–	–	–	–	–
Wilkinson, Richard John	–	–	–	–	–	–	–	–	–	–
Wood, Bruce James[6]	210,985	–	(45,085) (27,650)	$6.38 $8.46	(138,250)	–	11,100	–	–	–
Young, Jonathon Terence	–	93,200	–	–	–	93,200	–	–	–	–
Total	864,698	2,786,500	(472,735)		(152,750)	3,025,713	25,600	73,613	73,613	–
Rights										
Executives										
Anderson, John Hugh	8,600	–	(4,300)	–	(4,300)	–	4,300	–	–	–
Brown, Trevor John	–	–	–	–	–	–	–	–	–	–
Eames, Martyn Edward James	19,600	19,900	–	–	–	39,500	–	–	–	–
Gouadain, Jacques Elie[7]	60,000	–	(10,000)	–	(50,000)	–	10,000	–	–	–
Macfarlane, Mark Stuart	28,800	–	(4,800)	–	(4,800)	19,200	4,800	–	–	–
Wasow, Peter Christopher	70,800	23,000	(11,800)	–	(11,800)	70,200	11,800	–	–	–
Wilkinson, Richard John	53,100	16,200	(8,850)	–	(8,850)	51,600	8,850	–	–	–
Wood, Bruce James	–	–	–	–	–	–	–	–	–	–
Young, Jonathon Terence	78,000	–	(13,000)	–	(13,000)	52,000	13,000	–	–	–
Total	318,900	59,100	(52,750)		(92,750)	232,500	52,750	–	–	–

1 *2,500,000 options were granted to Mr J C Ellice-Flint on 4 May 2006, which have an expiration date of 3 May 2016 and an exercise price of $11.36. At the date of grant, 500,000 of the options granted have a fair value of $1.77 per option, 1,000,000 options have a fair value of $1.94 per option, and 1,000,000 options have a fair value of $2.05 per option. The options were granted at no cost to Mr J C Ellice-Flint. Providing performance conditions are met, 500,000 of the options are exercisable no earlier than 26 August 2007, 1,000,000 of the options are exercisable no earlier than 26 August 2008, and 1,000,000 of the options are exercisable no earlier than 28 August 2009.*

2 *Options granted to executives in the current year were granted on 24 October 2006, have an expiration date of 24 October 2016, an exercise price of $10.48, and a fair value of $0.76 at grant date. The options were provided at no cost to the recipients. Providing performance conditions are met, the options are exercisable no earlier than 1 January 2009.*

3 *SARs granted to executives in the current year were granted on 24 October 2006, have an expiration date of 24 October 2016, vest with the recipient for no consideration, and have a fair value of $2.86 at grant date. The SARs were provided at no cost to the recipients. Providing performance conditions are met, the SARs vest no earlier than 1 January 2009.*

4 *Each option exercised or SAR vested results in the issue of one ordinary share of the Company to the recipient. There are no amounts unpaid on the shares issued as a result of the exercise of options and vesting of SARs.*

5 *Other changes may include the lapse of options on the expiry of the exercise period, reductions in SARs entitlements due to performance conditions not being met, forfeiture of SARs when service conditions are not met, or the removal of an employee's equity holding from the key management personnel disclosure when they terminate employment with the Company.*

6 *Mr B J Wood ceased employment with the Company on 15 June 2006 and the right to his 110,600 options at the value of $113,365 forfeited.*

7 *Mr J E Gouadain ceased employment with the Company on 30 March 2006 and the right to his 40,000 SARs at the value of $176,000 lapsed.*

Details regarding the service and performance conditions that must be met before the options or SARs vest with the recipient are included in note 30(B).

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(C) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL (CONTINUED)

Share holdings

The movement during the reporting period in the number of shares of the Company held directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

2007

Name	Balance at beginning of the year	Granted as compen-sation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares – fully paid								
Directors								
Borda, Kenneth Charles	–	–	–	–	–	35,207	35,207	–
Dean, Kenneth Alfred	3,000	–	–	–	–	1,145	4,145	–
Ellice-Flint, John Charles	4,037,940	–	–	–	–	75,404	4,113,344	–
Franklin, Roy Alexander	–	–	–	–	–	–	–	–
Gerlach, Stephen	44,880	–	–	–	–	4,330	49,210	–
Harding, Richard Michael	–	–	–	–	–	608	608	–
Sloan, Judith	5,000	–	–	–	–	5,639	10,639	–
Executives								
Anderson, John Hugh	6,175	–	–	–	–	68	6,243	–
Baulderstone, James Leslie	–	–	–	–	–	–	–	–
Brown, Trevor John	200,000	–	46,369	–	–	–	246,369	–
Eames, Martyn Edward James	–	–	–	–	–	–	–	–
Kennett, Roger Maxwell	59,795	–	–	–	–	–	59,795	–
Knox, David John	–	–	–	–	–	–	–	–
Macfarlane, Mark Stuart	3,204	–	–	–	–	–	3,204	–
Wasow, Peter Christopher	27,934	–	–	–	–	–	27,934	–
Wilkinson, Richard John	21,441	–	–	–	–	–	21,441	–
Young, Jonathon Terence	280,183	–	–	–	–	(100,000)	180,183	–
Total	4,689,552	–	46,369	–	–	22,401	4,758,322	–
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	–	–	–	–	–	225	–
Sloan, Judith	195	–	–	–	–	–	195	–
Total	420	–	–	–	–	–	420	–

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(C) EQUITY HOLDINGS OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2006

Name	Balance at beginning of the year	Granted as compen-sation	Received on exercise of options	Received on vesting of rights	Redeemed	Other changes[1]	Balance at end of the year	Balance held nominally at end of the year
Ordinary shares – fully paid								
Directors								
Barnett, Peter Charles[2]	12,394	–	–	–	–	(12,394)	–	–
Dean, Kenneth Alfred	3,000	–	–	–	–	–	3,000	–
Ellice-Flint, John Charles	4,042,243	–	–	–	–	(4,303)	4,037,940	–
Franklin, Roy	–	–	–	–	–	–	–	–
Gerlach, Stephen	43,856	–	–	–	–	1,024	44,880	–
Harding, Richard Michael	–	–	–	–	–	–	–	–
O'Leary, Michael Anthony[2]	4,898	–	–	–	–	(4,898)	–	–
Recny, Christopher John[2]	–	–	–	–	–	–	–	–
Sloan, Judith	5,000	–	–	–	–	–	5,000	–
Executives								
Anderson, John Hugh	1,812	–	–	4,300	–	63	6,175	–
Brown, Trevor John	–	–	200,000	–	–	–	200,000	–
Eames, Martyn Edward James	–	–	–	–	–	–	–	–
Gouadain, Jacques Elie[3]	12,216	–	200,000	10,000	–	(222,216)	–	–
Macfarlane, Mark Stuart	3,204	–	–	4,800	–	(4,800)	3,204	–
Wasow, Peter Christopher	16,134	–	–	11,800	–	–	27,934	–
Wilkinson, Richard John	12,591	–	–	8,850	–	–	21,441	–
Wood, Bruce James[3]	57,290	–	72,735	–	–	(130,025)	–	–
Young, Jonathon Terence	267,183	–	–	13,000	–	–	280,183	–
Total	4,481,821	–	472,735	52,750	–	(377,549)	4,629,757	–
Redeemable convertible preference shares								
Directors								
Ellice-Flint, John Charles	225	–	–	–	–	–	225	–
Sloan, Judith	195	–	–	–	–	–	195	–
Total	420	–	–	–	–	–	420	–

1 *Other changes include the removal of a Director's or employee's equity holding from the key management personnel disclosure where they cease to be a Director or cease employment with the Company.*
2 *Mr P C Barnett ceased as a Director on 28 February 2006 and Mr M A O'Leary ceased as a Director on 15 December 2006. Mr C J Recny held office as a Director until his death on 4 June 2006.*
3 *Mr J E Gouadain ceased employment with the Company on 30 March 2006 and Mr B J Wood ceased employment with the Company on 15 June 2006.*

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

31. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(D) LOANS TO KEY MANAGEMENT PERSONNEL

There have been no loans made, guaranteed or secured, directly or indirectly, by the Group or any of its subsidiaries at any time throughout the year with any key management person, including their related parties.

32. RELATED PARTIES

Identity of related parties

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.

Details of related party transactions and amounts are set out in:

Note 5 as to interest received from/paid to controlled entities;
Note 9 as to tax related balances and other amounts owing by controlled entities;
Notes 19 and 20 as to amounts owing to controlled entities;
Note 20 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 21 as to Non-executive Directors' retirement benefits;
Notes 17 and 25 as to investments in controlled entities;
Note 27 as to interests in joint ventures; and
Note 31 as to disclosures relating to key management personnel.

33. REMUNERATION OF AUDITORS	Consolidated 2007 $'000	Consolidated 2006 $'000	Santos Ltd 2007 $'000	Santos Ltd 2006 $'000
The auditor of Santos Ltd is Ernst & Young.				
Amounts received or due and receivable by Ernst & Young (Australia):				
An audit or review of the financial report of the entity and any other entity in the consolidated group	**1,181**	816	**827**	545
Other services:				
Assurance	**244**	10	**183**	10
Taxation	-	3	-	3
Other	-	4	-	4
	1,425	833	**1,010**	562
Amounts received or due and receivable by overseas related practices of Ernst & Young (Australia) for:				
Taxation	**15**	12	-	-
Other services	-	38	-	-
	15	50	-	-
Amounts received or due and receivable by non Ernst & Young firms for:				
External audit services	-	73	-	49
Other services	-	-	-	-
	-	73	-	49

34. SEGMENT INFORMATION

The Group operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

GEOGRAPHIC SEGMENTS

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyz Republic and Egypt.

	Continuing Operations						Discontinued Operations		Total Operations	
	Australia		International		Total					
	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million	2007 $million	2006 $million
Primary reporting										
Geographic segments										
Revenue										
Revenue from Australian customers	895.3	906.8	-	-	895.3	906.8	-	-	895.3	906.8
Revenue from international customers	1,460.7	1,749.9	131.5	61.4	1,592.2	1,811.3	30.1	61.2	1,622.3	1,872.5
Total revenue	2,356.0	2,656.7	131.5	61.4	2,487.5	2,718.1	30.1	61.2	2,517.6	2,779.3
Results										
Segment results	909.9	1,305.5	(45.3)	(132.8)	864.6	1,172.7	(65.8)	(27.8)	798.8	1,144.9
Unallocated corporate expenses					(59.5)	(57.2)	-	-	(59.5)	(57.2)
Earnings before interest and tax ("EBIT")					805.1	1,115.5	(65.8)	(27.8)	739.3	1,087.7
Unallocated net financing (costs)/income					(139.1)	(123.5)	0.8	0.5	(138.3)	(123.0)
Profit/(loss) before tax					666.0	992.0	(65.0)	(27.3)	601.0	964.7
Income tax expense					(159.8)	(321.1)	(0.6)	(0.2)	(160.4)	(321.3)
Net profit/(loss) for the period					506.2	670.9	(65.6)	(27.5)	440.6	643.4
Non-cash expenses										
Depreciation and depletion	707.2	625.8	27.0	26.6	734.2	652.4	-	24.1	734.2	676.5
Unallocated corporate depreciation and depletion					25.1	15.7	-	-	25.1	15.7
Total depreciation and depletion					759.3	668.1	-	24.1	759.3	692.2
Exploration and evaluation expensed	131.8	91.0	94.3	177.8	226.1	268.8	8.7	79.0	234.8	347.8
Net impairment loss on oil and gas assets	-	7.8	-	3.4	-	11.2	-	5.1	-	16.3
Total non-cash expenses					985.4	948.1	8.7	108.2	994.1	1,056.3

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

34. SEGMENT INFORMATION (CONTINUED)	Continuing Operations						Discontinued Operations		Total Operations	
	Australia		International		Total					
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	$million	$million	**$million**	$million	**$million**	$million	**$million**	$million	**$million**	$million
Primary reporting (continued)										
Geographic segments (continued)										
Acquisition of non-current assets										
Controlled entities	**12.4**	-	**77.0**	10.5	**89.4**	10.5	**-**	-	**89.4**	10.5
Oil and gas assets, property, plant and equipment	**1,095.4**	1,167.5	**193.6**	274.9	**1,289.0**	1,442.4	**-**	111.2	**1,289.0**	1,553.6
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					**42.4**	59.1	**-**	-	**42.4**	59.1
Total acquisition of non-current assets					**1,420.8**	1,512.0	**-**	111.2	**1,420.8**	1,623.2
Assets										
Segment assets	**6,036.7**	5,722.0	**634.5**	540.7	**6,671.2**	6,262.7	**-**	210.8	**6,671.2**	6,473.5
Unallocated corporate assets					**649.0**	429.4	**-**	-	**649.0**	429.4
Consolidated total assets					**7,320.2**	6,692.1	**-**	210.8	**7,320.2**	6,902.9
Liabilities										
Segment liabilities	**1,718.9**	1,425.9	**149.8**	241.0	**1,868.7**	1,666.9	**-**	16.8	**1,868.7**	1,683.7
Unallocated corporate liabilities					**2,141.0**	1,863.7	**-**	-	**2,141.0**	1,863.7
Consolidated total liabilities					**4,009.7**	3,530.6	**-**	16.8	**4,009.7**	3,547.4

Secondary reporting

Business segments

As described above, the Group operates predominantly in one business. Accordingly there are no additional business segment disclosures to be made.

35. COMMITMENTS FOR EXPENDITURE	**Consolidated**		**Santos Ltd**	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
The Group has the following commitments for expenditure:				
(A) CAPITAL COMMITMENTS				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial statements, payable:				
Not later than one year	**324.2**	211.4	**199.1**	107.4
Later than one year but not later than five years	**89.0**	116.8	**53.8**	54.4
Later than five years	**-**	3.9	**-**	1.9
	413.2	332.1	**252.9**	163.7
Santos Ltd has guaranteed the capital commitments of certain controlled entities (refer note 36 for further details).				
(B) MINIMUM EXPLORATION COMMITMENTS				
Minimum exploration commitments for which no amounts have been provided in the financial statements or capital commitments, payable:				
Not later than one year	**350.1**	133.0	**46.2**	21.9
Later than one year but not later than five years	**185.4**	74.1	**10.6**	14.1
Later than five years	**29.1**	-	**-**	-
	564.6	207.1	**56.8**	36.0

The Group has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

(C) LEASE COMMITMENTS				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	**92.2**	99.8	**38.7**	45.8
Later than one year but not later than five years	**204.5**	266.0	**81.1**	112.1
Later than five years	**52.8**	75.0	**34.2**	39.7
	349.5	440.8	**154.0**	197.6

The Group leases floating production, storage and offtake facilities, floating storage offloading facilities and mobile offshore production units under operating leases. The leases typically run for a period of four to six years, and may have an option to renew after that date.

The Group also leases building office space and a warehouse under operating leases. The leases are generally for a period of ten years, with an option to renew the lease after that date. The lease payments typically increase by 5.0% per annum.

During the year ended 31 December 2007 the Group recognised $59.3 million (2006: $73.2 million) as an expense in the income statement in respect of operating leases.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

35. COMMITMENTS FOR EXPENDITURE (CONTINUED)

(D) COMMITMENT ON REMOVAL OF SHARE CAP

Pursuant to a Deed of Undertaking to the Premier of South Australia dated 16 October 2006 and as a consequence of the enactment of the *Santos Limited (Deed of Undertaking) Act 2007* on 29 November 2007, Santos has agreed to:

- continue to make payments under its existing Social Responsibility and Community Benefits Program specified in the Deed totalling $60.0 million over a ten-year period from the date the legislation was enacted. As at 31 December 2007, approximately $59.4 million remains to be paid over the next ten years; and
- continue to maintain the South Australian Cooper Basin asset's Head Office and Operational Headquarters together with other roles in South Australia for ten years subsequent to the date the legislation was enacted. At 31 December 2007, if this condition had not been met, the Company would have been liable to pay approximately $100.0 million to the State Government of South Australia.

Santos is required to make these payments only if the State Government of South Australia does not reintroduce a shareholder cap on the Company's shares or introduce any other restriction on or in respect of the Company's Board or senior management which have an adverse discriminatory effect in their application to the Company relative to other companies domiciled in South Australia.

	Consolidated		**Santos Ltd**	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
(E) REMUNERATION COMMITMENTS				
Commitments for the payment of salaries and other remuneration under the long-term employment contracts in existence at the reporting date but not recognised in liabilities, payable:				
Not later than one year	**8.2**	3.3	**8.2**	3.3

Amounts included as remuneration commitments include commitments arising from the service contracts of Directors and executives referred to in the Remuneration Report of the Directors' Report that are not recognised as liabilities and are not included in the compensation of key management personnel.

36. CONTINGENT LIABILITIES	**Consolidated**		**Santos Ltd**	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
The Directors are of the opinion that provisions are not required in respect of these matters, as it is not that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.				
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
The Group:				
Performance guarantees	**23.2**	15.9	**10.2**	10.1
Actual and possible legal claims and proceedings	**12.1**	3.0	**2.4**	2.4
The Group's share of contingent liabilities of joint venture operations:				
Performance guarantees	**5.8**	5.6	**2.9**	2.8
Litigation and proceedings	**-**	8.0	**-**	1.1
	41.1	32.5	**15.5**	16.4

Legal advice in relation to the actual and possible legal claims and proceedings referred to above indicates that on the basis of available information, any liability in respect of these claims is unlikely to exceed $11.3 million on a consolidated basis.

A number of the Australian interests of the Group are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the Group's asset base. Compliance with the "future act" provisions of the *Native Title Act 1993* (Cth) can delay the grant of mineral and petroleum tenements and consequently impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 20.

Santos Ltd has provided parent company guarantees in respect of:

(a) the funding and performance obligations of a number of subsidiary companies, relating to:

- a floating storage and offloading facilities agreement for the Sampang PSC;
- a mobile offshore production unit agreement for the Madura PSC;
- performance obligations under production sharing contracts; and

(b) a subsidiary company's obligations to meet distribution charges for gas retail customers.

A subsidiary company has provided a letter of performance guarantee in respect of the performance obligations of its subsidiary company relating to a production sharing contract.

A subsidiary company has provided a letter of comfort in respect of payment obligations of associated entities.

The total expenditure commitment under these transactions and which are the subject of a parent company guarantee is $236.1 million.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

36. CONTINGENT LIABILITIES (CONTINUED)

Sidoarjo mudflow incident

While the Board has made provision in relation to this incident, the provision reflects an assumption that a resolution will ultimately be reached as between the Government, Lapindo Brantas Inc, the non operating PSC parties (Santos Brantas Pty Ltd ("STOB") and PT Prakarsa Brantas) and all other relevant parties as to the costs related to long-term mud management options, proposed costs of infrastructure relocation and any third party claims. It is also assumed that the present conditions at the site of the incident will remain stable or improve over the longer term. These assumptions are based upon an updated assessment of information currently available, experience and events since May 2006 (including the WALHI decision) and progress associated with managing the mudflow.

With the mudflow continuing, the complexity of the incident, and the need to consult with a number of interested parties (both public and private), the situation remains dynamic. Accordingly, there is continuing uncertainty surrounding the incident and its cost and other implications for the Group. There remains the possibility that the resolution of these uncertainties may ultimately be on a different basis than presently assumed, which could result in the ultimate costs to be borne by STOB being significantly different from the current estimate.

Further details of the Sidoarjo mudflow incident are provided in note 3.

37. DEED OF CROSS GUARANTEE

Pursuant to Class Order 98/1418, the wholly-owned subsidiaries listed below are relieved from the *Corporations Act 2001* requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order the Company and each of the listed subsidiaries ("the Closed Group") entered into a Deed of Cross Guarantee on 8 December 2006. The effect of the Deed is that the Company has guaranteed to pay any deficiency in the event of winding up of any of the subsidiaries under certain provisions of the *Corporations Act 2001*. The subsidiaries have also given a similar guarantee in the event that the Company is wound up.

The subsidiaries subject to the Deed are:

Alliance Petroleum Australia Pty Ltd
Bridge Oil Developments Pty Limited
Reef Oil Pty Ltd
Santos (BOL) Pty Ltd
Santos Darwin LNG Pty Ltd
Santos Offshore Pty Ltd
Santos Petroleum Management Pty Ltd
Santos Petroleum Pty Ltd
Santos QNT Pty Ltd
Santos QNT (No. 1) Pty Ltd
Santos QNT (No. 2) Pty Ltd
Vamgas Pty Ltd

37. DEED OF CROSS GUARANTEE (CONTINUED)	Closed Group 2007 $million	 2006 $million
The consolidated income statement and balance sheet of the entities that are members of the Closed Group are as follows:		
Consolidated income statement		
Profit before tax	**1,121.0**	271.8
Income tax expense	**(103.1)**	(213.6)
Profit after tax	**1,017.9**	58.2
Retained earnings at the beginning of the year	**1,163.3**	1,377.3
Dividends to shareholders	**(268.6)**	(268.5)
Share buy-back	**(231.2)**	-
Share-based payment transactions	**5.2**	2.6
Actuarial gain/(loss) on defined benefit plan, net of tax	**4.4**	(6.3)
Retained earnings at the end of the year	**1,691.0**	1,163.3
Consolidated balance sheet		
Current assets		
Cash and cash equivalents	**60.0**	85.7
Trade and other receivables	**420.4**	336.5
Inventories	**215.7**	134.7
Other	**5.6**	17.8
Total current assets	**701.7**	574.7
Non-current assets		
Receivables	**61.5**	390.0
Exploration and evaluation assets	**169.7**	28.4
Oil and gas assets	**3,730.2**	3,825.1
Other land, buildings, plant and equipment	**102.9**	117.2
Other investments	**2,672.8**	2,038.2
Deferred tax assets	**8.0**	16.2
Other	**5.9**	9.0
Total non-current assets	**6,751.0**	6,424.1
Total assets	**7,452.7**	6,998.8
Current liabilities		
Trade and other payables	**433.3**	708.7
Deferred income	**12.0**	6.3
Current tax liabilities	**28.7**	208.1
Provisions	**43.2**	66.9
Total current liabilities	**517.2**	990.0
Non-current liabilities		
Deferred income	**8.8**	11.3
Interest-bearing loans and borrowings	**2,294.8**	1,922.4
Deferred tax liabilities	**149.7**	186.1
Provisions	**463.0**	464.8
Total non-current liabilities	**2,916.3**	2,584.6
Total liabilities	**3,433.5**	3,574.6
Net assets	**4,019.2**	3,424.2
Equity		
Issued capital	**2,331.6**	2,254.4
Reserves	**(3.4)**	6.5
Retained earnings	**1,691.0**	1,163.3
Total equity	**4,019.2**	3,424.2

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

38. FINANCIAL RISK MANAGEMENT

Exposure to foreign currency risk, interest rate risk, commodity price risk, credit risk, and liquidity risk arises in the normal course of the Group's business. The Group's overall financial risk management strategy is to seek to ensure that the Group is able to fund its business plans. Derivative financial instruments may be used to hedge exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices.

The Group uses various methods to measure the types of risk to which it is exposed. These methods include Cash Flow at Risk analysis in the case of interest rate, foreign exchange and commodity price risk, and ageing analysis for credit risk.

Financial risk management is carried out by a central treasury department ("Treasury") under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk and credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(A) FOREIGN CURRENCY RISK

Foreign exchange risk arises from commercial transactions and recognised assets and liabilities that are denominated in a currency that is not the entity's functional currency. The risk is measured using cash flow forecasting and Cash Flow at Risk analysis.

The Group is exposed to foreign currency risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to hedge this foreign currency risk, the Group has from time to time entered into forward foreign exchange, foreign currency swap and foreign currency option contracts.

All US dollar denominated borrowings are either designated as a hedge of US dollar denominated investments in foreign operations (2007: US$1,199.6 million; 2006: US$825.6 million) or swapped using cross-currency swaps to Australian dollars. As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the income statements in 2007.

The Group's risk management policy is to hedge between 0% and 50% of forecasted cash flows in US dollars for the current financial year.

The following table demonstrates the estimated sensitivity to a 10% increase/decrease in the US dollar exchange rate, with all other variables held constant, on post-tax profit and equity.

	Consolidated		Santos Ltd	
	2007	2006	**2007**	2006
	$million	$million	**$million**	$million
Impact on post-tax profit:				
AUD/USD +10%	**(84.8)**	(99.8)	**-**	-
AUD/USD -10%	**103.6**	122.0	**-**	-
Impact on equity:				
AUD/USD +10%	**(120.7)**	(137.4)	**-**	-
AUD/USD -10%	**139.6**	159.5	**-**	-

(B) MARKET RISK

Cash flow and fair value interest rate risk

The Group's main interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group adopts a policy of ensuring that the majority of its exposure to changes in interest rates on borrowings is on a floating rate basis. Interest rate swaps, denominated in Australian dollars and US dollars, have been entered into as fair value hedges of medium-term notes and long-term notes respectively. The swaps have maturities ranging from one to twenty years, aligned with the maturity of the related notes. At 31 December 2007, the Group had interest rate swaps with a notional contract amount of $1,067.7 million (2006: $615.4 million).

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(B) MARKET RISK (CONTINUED)

The net fair value of swaps at 31 December 2007 was $67.3 million (2006: $10.6 million), comprising assets of $77.2 million and liabilities of $9.9 million. These amounts were recognised as fair value derivatives.

Based upon the average balance of gross debt during the year, if interest rates changed by +/-1%, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Impact on post-tax profit:				
Interest rates +1%	**(11.7)**	(10.6)	-	-
Interest rates -1%	**11.7**	10.6	-	-
Impact on equity:				
Interest rates +1%	**(11.7)**	(10.6)	-	-
Interest rates -1%	**11.7**	10.6	-	-

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 31 December 2007 the Group has no open oil price swap contracts (2006: nil).

If the US dollar oil price changed by +/-10% from the average oil price during the year, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Santos Ltd	
	2007 $million	2006 $million	**2007 $million**	2006 $million
Impact on post-tax profit:				
US dollar oil price +10%	**116.6**	129.8	-	-
US dollar oil price -10%	**(116.6)**	(129.8)	-	-
Impact on equity:				
US dollar oil price +10%	**116.6**	129.8	-	-
US dollar oil price -10%	**(116.6)**	(129.8)	-	-

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(C) CREDIT RISK

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. Management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. The majority of Santos' gas contracts are spread across major Australian energy retailers and industrial users. Contracts exist in every mainland state whilst the largest customer accounts for less than 20% of contracted gas.

The Group controls credit risk by setting minimum creditworthiness requirements of counterparties, which for banks and financial institutions is a Standard & Poor's rating of A or better. If customers are independently rated these ratings are used, otherwise the credit quality of the customer is assessed by taking into account its financial position, past experience and other factors including credit support from a third party. Individual risk limits for banks and financial institutions are set based on external ratings in accordance with limits set by the Board. Limits for customers are determined within contract terms. The daily nomination of gas demand by customers and the utilisation of credit limits by customers is monitored by line management.

In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group does not hold collateral, nor does it securitise its trade and other receivables.

At the balance sheet date there were no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of financial institutions to minimise the risk of default by counterparties.

The maximum exposure to credit risk is represented by the carrying amount of financial assets of the Group, excluding investments, which have been recognised on the balance sheet.

(D) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small-to-medium-sized opportunistic projects and investments, by keeping committed credit facilities available.

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(D) LIQUIDITY RISK (CONTINUED)

The following table analyses the contractual maturities of the Group's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows comprising principal and interest repayments, except for interest rate swaps. Estimated variable interest expense is based upon appropriate yield curves existing as at 31 December 2007.

	Less than 1 year $million	1 to 2 years $million	2 to 5 years $million	More than 5 years $million
Consolidated				
2007				
Non-derivative financial liabilities				
Trade and other payables	661.4	-	-	-
Bank loans	41.1	40.8	259.2	133.7
Commercial paper	65.0	-	-	-
Medium-term notes	27.8	6.5	19.6	469.5
Long-term notes	75.2	111.7	502.9	1,151.4
Derivative financial liabilities				
Interest rate swaps	(9.5)	(21.3)	(31.9)	(27.0)
	861.0	137.7	749.8	1,727.6
2006				
Non-derivative financial liabilities				
Trade and other payables	441.8	-	-	-
Bank loans	47.1	34.3	159.2	140.6
Commercial paper	130.0	-	-	-
Medium-term notes	7.6	27.8	19.5	475.9
Long-term notes	183.3	42.4	298.2	541.6
Derivative financial liabilities				
Interest rate swaps	(0.8)	(2.6)	(8.2)	(1.8)
	809.0	101.9	468.7	1,156.3
Santos Ltd				
2007				
Trade and other payables	642.9	-	-	-
Amounts owing to controlled entities	-	-	-	2,478.2
	642.9	-	-	2,478.2
2006				
Trade and other payables	562.9	-	-	-
Amounts owing to controlled entities	-	-	-	2,583.6
	562.9	-	-	2,583.6

Amounts owing to controlled entities are shown at their carrying value as any interest charged on the loans is added to the loan balance. The loans are made in the ordinary course of business on normal market terms and conditions and are not repayable for a minimum of nine years.

Notes to the Consolidated Financial Statements
for the year ended 31 December 2007

38. FINANCIAL RISK MANAGEMENT (CONTINUED)

(E) FAIR VALUES

The financial assets and liabilities of the Group and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in note 1, except for long-term notes that do not form part of an interest rate swap, and bank borrowings, which are recognised at face value. The carrying value of these long-term notes is US$156.5 million and their fair value is estimated at US$163.3 million based on discounting the future cash flows excluding the credit spread at the time of issue. The discount rate used is the interest rate swap rate for the remaining term to maturity of the note as at 31 December 2007.

The carrying value of the bank borrowings approximates fair value as it is a floating rate instrument.

Basis for determining fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables
The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets
The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives
The fair value of interest rate swaps is calculated by discounting estimated future cash flows based on the terms of maturity of each contract and using market interest rates for a similar instrument at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Financial liabilities
Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted to Australian dollars at the foreign exchange spot rate prevailing at reporting date.

Interest rates used for determining fair value
The interest rates used to discount estimated future cash flows, where applicable, are based on the market yield curve at the reporting date. The dealt credit spread is assumed to be the same as the market rate for the credit as at reporting date as allowed under AASB 139 *Financial Instruments: Recognition and Measurement.* The interest rates including credit spreads used to determined fair value were as follows:

	2007	2006
Derivatives	**5.4% - 7.8%**	6.2% - 7.0%
Loans and borrowings	**5.8% - 9.1%**	6.1% - 9.0%

Directors' Declaration
for the year ended 31 December 2007

In accordance with a resolution of the Directors of Santos Ltd ("the Company"), we state that:

1. In the opinion of the Directors:

   (a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards and the *Corporations Regulations 2001*; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the *Corporations Act 2001* for the financial year ending 31 December 2007.

3. As at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee between the Company and those members of the Closed Group pursuant to Class Order 98/1418.

Dated this 21st day of February 2008

On behalf of the Board:





Director
Adelaide

Director

Auditor's Independence Declaration to the Directors of Santos Ltd

In relation to our audit of the financial report of Santos Ltd for the financial year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.





Ernst & Young

R J Curtin
Partner

Adelaide, South Australia
21 February 2008

Independent Audit Report

TO THE MEMBERS OF SANTOS LTD

We have audited the accompanying financial report of Santos Ltd, which comprises the balance sheet as at 31 December 2007, and the income statement, cash flow statement and statement of recognised income and expense for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL REPORT

The Directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(A), the Directors also state that the financial report, comprising the financial statements and notes comply with International Financial Reporting Standards.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENCE

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the Directors of the company a written Auditor's Independence Declaration, signed on 21 February 2008. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDITOR'S OPINION

In our opinion:

1. the financial report of Santos Ltd is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Santos Ltd and the consolidated entity at 31 December 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the financial report also complies with International Financial Reporting Standards as disclosed in note 1(A).



Ernst & Young



RJ Curtin
Partner

Adelaide
21 February 2008

Securities exchange and shareholder information

Listed on Australian Securities Exchange at 29 February 2008 were 585,810,959 fully paid ordinary shares and 6,000,000 redeemable convertible preference shares. Unlisted were 46,500 partly paid Plan 0 shares, 41,500 partly paid Plan 2 shares, 400 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan (SESPP) for General Employee Participation, 75,746 fully paid ordinary shares issued pursuant to SESPP for Senior Executive Long Term Incentive (LTI), 187,150 restricted fully paid ordinary shares issued pursuant to the vesting of LTI Share Acquisition Rights and 14,847 fully paid ordinary shares issued pursuant to the Non-executive Director Share Plan. There were: 76,812 holders of all classes of issued ordinary shares (including 6 holders of Plan 0 shares; 5 holders of Plan 2 shares; 4 holders of SESPP shares; and 13 holders of restricted shares) compared with 82,862 a year earlier; 14,455 holders of redeemable convertible preference shares; and 46 holders of the 4,199,378 options granted pursuant to the Santos Executive Share Option Plan and 68 holders of 1,123,400 Share Acquisition Rights.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP and the restricted ordinary shares issued pursuant to the vesting of LTI Share Acquisition Rights represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 57.26% of the total voting power in Santos (last year 53.30%) and the holdings of the 20 largest holders of redeemable convertible preference shares represent 36.37% of the issued redeemable convertible preference shares.

The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 29 February 2008 were:

Name	Number of fully paid ordinary shares	%
National Nominees Limited	92,999,815	15.88
HSBC Custody Nominees (Australia) Limited	76,495,136	13.06
JP Morgan Nominees Australia Limited	57,481,193	9.81
ANZ Nominees Limited (Cash Income A/c)	32,294,311	5.51
Citicorp Nominees Pty Limited	19,668,014	3.36
ANZ Nominees Limited (Income Reinvest Plan A/c)	16,028,265	2.74
Cogent Nominees Pty Limited	6,098,512	1.04
Australian Foundation Investment Company Limited	4,489,289	0.77
HSBC Custody Nominees (Australia) Limited – A/c 2	4,481,300	0.76
AMP Life Limited	4,231,941	0.72
Mr John Charles Ellice-Flint	3,000,000	0.51
Argo Investments Limited	2,650,000	0.45
HSBC Custody Nominees (Australia) Limited – GSI ECSA	2,469,289	0.42
RBC Dexia Investor Services Australia Nominees Pty Limited	2,435,913	0.42
UBS Nominees Pty Ltd	2,233,973	0.38
Queensland Investment Corporation	2,070,053	0.35
Merrill Lynch (Australia) Nominees Pty Limited	1,794,338	0.31
Djerriwarrh Investments Limited	1,664,915	0.28
Cogent Nominees Pty Limited (SMP Accounts)	1,618,848	0.28
Australian Reward Investment Alliance	1,230,630	0.21
Total	**335,435,735**	**57.26**

ANALYSIS OF SHARES – RANGE OF SHARES HELD

	Fully paid ordinary shares (holders)	% of holders	% of shares held	Redeemable convertible preference shares (holders)	% of holders	% of shares held
1 - 1,000	29,062	37.84	2.72	13,989	96.77	45.55
1,001 – 5,000	38,083	49.58	15.33	412	2.85	13.39
5,001 – 10,000	6,380	8.30	7.76	27	0.19	3.22
10,001 – 100,000	3,158	4.11	11.12	21	0.15	10.71
100,001 and over	129	0.17	63.07	6	0.04	27.13
Total	**76,812**	**100.00**	**100.00**	**14,455**	**100.00**	**100.00**
Less than a marketable parcel of $500	1,278			8		

The 20 largest shareholders of redeemable convertible preference shares in Santos as shown in the Company's Register of Members at 29 February 2008 were:

Name	Number of redeemable convertible preference shares	%
JP Morgan Nominees Australia Limited	761,487	12.69
HSBC Custody Nominees (Australia) Limited	209,030	3.48
ANZ Nominees Limited (Cash Income A/c)	188,549	3.14
RBC Dexia Investor Services Australia Nominees Pty Limited (GSENIP A/C)	179,304	2.99
Australian Foundation Investment Company Limited	175,000	2.92
Cogent Nominees Pty Limited (SMP Accounts)	114,634	1.91
UBS Wealth Management Australia Nominees Pty Ltd	76,192	1.27
Hastings Funds Management Limited (Hasting Yield Fund A/c)	70,000	1.17
M F Custodians Ltd	68,562	1.14
RBC Dexia Investor Services Australia Nominees Pty Limited (MLCI A/c)	57,369	0.96
Goldman Sachs JBWere Capital Markets Ltd (Hybrid Portfolio A/c)	46,241	0.77
Citicorp Nominees Pty Limited	42,861	0.71
Questor Financial Serivces Limited (TPS RF A/c)	35,999	0.60
Cambooya Pty Limited	29,950	0.50
Cogent Nominees Pty Limited	27,337	0.46
Australian Executor Trustees Limited (No 1 Account)	22,618	0.38
Merrill Lynch (Australia) Nominees Pty Limited	20,209	0.34
Argo Investments Limited	20,000	0.33
Tallen Pty Ltd	20,000	0.33
ANZ Trustees Limited (Franked Income CF1 A/c)	16,885	0.28
Total	**2,182,227**	**36.37**

Substantial Shareholders, as at 29 February 2008, as disclosed by notices received by the Company:

Name	No of voting shares held
Barclays Global Investors Australia Limited	43,275,199

For Directors' Shareholdings see the Directors' Statutory Report as set out on page 51 of this Annual Report.

VOTING RIGHTS

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of redeemable convertible preference shares (Preference Shares) do not have voting rights at any general meeting of the company except in the following circumstances:

(a) on a proposal:

  (1) to reduce the share capital of the Company;

  (2) that affects rights attached to the Preference Shares;

  (3) to wind up the Company; or

  (4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

Glossary

AIFRS

Australian equivalents to International Financial Reporting Standards.

BARREL/bbl

The standard unit of measurement for all production and sales. One barrel = 159 litres or 35 imperial gallons.

bcf

Billion cubic feet, a billion defined as 10^9, on average 1 bcf of sales gas = 1.055 PJ.

boe

Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

bopd

Barrels of oil per day.

THE COMPANY OR SANTOS

Santos Ltd and its subsidiaries.

CONDENSATE

A natural gas liquid that occurs in association with natural gas and is mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

CONTINGENT RESOURCES

Those quantities of hydrocarbons which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable. Contingent resources may be of a significant size, but still have constraints to development. These constraints, preventing the booking of reserves, may relate to lack of gas marketing arrangements or to technical, environmental or political barriers.

CRUDE OIL

A general term for unrefined liquid petroleum or hydrocarbons.

CULTURAL HERITAGE

Definitions of cultural heritage are highly varied. Cultural heritage can be considered to include property ('things' such as landscapes, places, structures, artefacts and archives) or a social, intellectual or spiritual inheritance.

DELINEATION WELL

Comprises two categories: near-field exploration wells and appraisal wells. Near-field exploration wells are wells located near existing fields/discoveries and have a higher expectation of success than wildcat exploration wells. These wells test independent structures or traps and have a higher risk of failure than appraisal or development wells. An appraisal well is a well drilled for the purpose of identifying extensions to known fields or discoveries.

DEVELOPMENT WELL

Wells designed to produce hydrocarbons from a gas or oil field within a proven productive reservoir defined by exploration or appraisal drilling.

EBIT

Earnings before interest and tax.

EBITDAX

Earnings before interest, tax, depreciation, depletion, exploration and impairment.

EXPLORATION

Drilling, seismic or technical studies undertaken to identify and evaluate regions or prospects with the potential to contain hydrocarbons.

FINDING COST PER BARREL OF OIL EQUIVALENT

Exploration and delineation expenditure per annum divided by reserve additions net of acquisitions and divestments.

GEOSCIENCE

Scientific disciplines related to the study of the earth.

GREENHOUSE EFFECT

The trapping of heat by certain gases in the earth's atmosphere in the same way that the glass in a greenhouse prevents heat from escaping and warms its internal environment.

GREENHOUSE GAS

A gas that contributes to the greenhouse effect by absorbing infrared radiation.

HYDROCARBONS

Solid, liquid or gas compounds of the elements hydrogen and carbon.

IFRS

International Financial Reporting Standards.

LIQUIDS

A sales product in liquid form produced as a result of further processing by the onshore plant; for example, condensate and LPG.

LNG

Liquefied natural gas.

LPG

Liquefied petroleum gas, the name given to propane and butane in their liquid state.

MARKET CAPITALISATION

A measurement of a company's stock market value at a given date. Market capitalisation is calculated as the number of shares on issue multiplied by the closing share price on that given date.

mbbl

Thousand barrels.

MEAN RESOURCE POTENTIAL

The average of the range of recoverable resources.

mmbbl

Million barrels.

mmboe

Million barrels of oil equivalent.

mmscf/d

Million standard cubic feet per day.

NETBACK

Total product sales revenue less operating costs (namely production costs, tariffs/tolls, royalties, PRRT and gas purchases and movement in stock). Netback per boe is netback divided by total sales volumes.

OIL

A mixture of liquid hydrocarbons of different molecular weights.

PETROLEUM LIQUIDS

Crude oil, condensate, or its derivative naphtha, and the liquefied petroleum gases propane and butane.

PJ

Petajoules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}. The equivalent imperial measure to joules is British Thermal Units (BTU). One kilojoule = 0.9478 BTU.

PROVEN RESERVES (1P)

Proven reserves (1P) are those reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these reserves. Proven developed reserves are reserves that can be recovered from existing wells with existing infrastructure and operating methods. Proven undeveloped reserves require development.

PROVEN PLUS PROBABLE RESERVES (2P)

Proven plus Probable reserves (2P) are those reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Proven plus Probable reserves.

PROVEN, PROBABLE PLUS POSSIBLE RESERVES (3P)

Proven, Probable plus Possible reserves (3P) are those reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these reserves.

PSC

Production sharing contract.

RESERVE REPLACEMENT COST PER BARREL OF OIL EQUIVALENT

Exploration, delineation and development expenditure per annum divided by reserve additions net of acquisitions and divestments. Development includes all development and fixed asset expenditure net of stay-in-business and corporate capital expenditure.

RESERVE REPLACEMENT RATIO

Reserves added during the reporting period divided by the production over the same period, reported as a percentage.

RESOURCE POTENTIAL

Resource potential refers to those quantities of petroleum yet to be discovered. It may refer to single opportunities or a group of opportunities.

ROAE

Return on average equity.

ROACE

Return on average capital employed.

SEISMIC SURVEY

Data used to gain an understanding of rock formations beneath the earth's surface using reflected sound waves.

tcf

Trillion cubic feet.

TJ

Terajoules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

TOTAL RECORDABLE CASE FREQUENCY RATE (TRCFR)

A statistical measure of safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked. A lost time injury is a work-related injury or illness that results, or would result, in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

WILDCAT EXPLORATION

Exploration wells testing new play concepts or structures distanced from current fields.

CONVERSION

crude oil 1 barrel = 1 boe

sales gas 1 petajoule = 171,937 boe

condensate/naphtha 1 barrel = 0.935 boe

LPG 1 tonne = 8.458 boe

For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

PAPER AND PRINTING OF THE ANNUAL REPORT

This report is printed on Monza Recycled and Ozone Offset paper, which contains elemental chlorine-free (ECF) recycled fibre and fibre from sustainable plantation forests.

The paper is certified by the Forest Stewardship Council (FSC), which promotes environmentally appropriate, socially beneficial, and economically viable management of the world's forests.

The report was printed by Vega Press, one of a small number of printers in Australia certified by the FSC to continue the chain of custody when printing on FSC-certified paper. Vega Press is certified for ISO 14001:2004 (Environmental Management Systems).

The printing process uses digital printing plates which eliminate film and associated chemicals. The vegetable-based inks use renewable sources such as flax, rather than the traditional mineral oils which emit higher volumes of greenhouse gases.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no SGS COC 2839
© 1996 Forest Stewardship Council

Information for shareholders

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Festival Theatre at Adelaide Festival Centre, King William Road, Adelaide, South Australia on Friday 2 May 2008 at 10:00 am.

FINAL DIVIDEND

The 2007 final ordinary dividend will be paid on 31 March 2008 to shareholders registered in the books of the Company at the close of business on 3 March 2008 in respect of fully paid shares held at record date.

SECURITIES EXCHANGE LISTING

Santos Ltd. Incorporated in Adelaide, South Australia, on 18 March 1954. Quoted on the official list of the Australian Securities Exchange (ordinary shares code STO; FUELS code STOPB).

AMERICAN DEPOSITORY RECEIPTS

Santos American Depository Receipts are issued by Citibank, N.A. and are listed on NASDAQ (code STOSY).

DIRECTORS

S Gerlach (Chairman), J C Ellice-Flint (Managing Director), K C Borda, K A Dean, R A Franklin, R M Harding, J Sloan.

SECRETARY

J L Baulderstone

CHANGE OF SHAREHOLDER DETAILS

Issuer Sponsored Shareholders wishing to update their details must notify the Share Registrar in writing. The relevant shareholder forms can be obtained from the Share Registrar or via the Investor Centre on the Santos website, www.santos.com.

Forms are available to advise the Company of changes relating to change of address, direct crediting of dividends, Tax File Number and Australian Business Number, Annual Report and Sustainability Report mailing preferences and Dividend Reinvestment Plan participation.

INVESTOR INFORMATION AND SERVICES

SANTOS WEBSITE

A wide range of information for investors is available from Santos' website, www.santos.com, including Annual Reports, Full Year and Interim Reports and Presentations, News Announcements, Quarterly Activities Reports and Current Well Information.

Comprehensive archives of these materials dating back to 1997 are available on the Santos website.

Other investor information available on the Santos website includes:

- webcasts of investor briefings;
- an email alert facility where people can register to be notified, free of charge, of Santos' News Announcements via email; and
- an RSS feed of Santos' News Announcements, which allows people to view these announcements using RSS reader software.

The Santos website provides shareholder forms to help shareholders manage their holdings, as well as a full history of Santos' dividend payments and equity issues. Shareholders can also check their holdings and payment history in the secure View Shareholding section.

Santos' website also provides an online Conversion Calculator, which instantly computes equivalent values of the most common units of measurement in the oil and gas industry.

PUBLICATIONS

The Annual Report, First-Half Report and the Sustainability Report are the major sources of printed information about Santos. A brief Shareholder Update was mailed to shareholders who had not elected to receive a 2007 Annual Report. Printed copies of the reports are available from the Share Register or Investor Relations.

SHAREHOLDER ENQUIRIES

Enquiries about shareholdings should be directed to:

Share Register, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001.
Telephone: 08 8116 5000.
Email: share.register@santos.com

Investor information, other than that relating to a shareholding, can be obtained from:

Investor Relations, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001.
Telephone: 08 8116 5000.
Email: investor.relations@santos.com

Electronic enquiries can also be submitted through the Contact Us section of the Santos website, www.santos.com.

SHAREHOLDERS' CALENDAR

2007 Full Year Results announcement	21 February 2008
Ex-dividend date for 2007 full year dividend	26 February 2008
Record date for 2007 full year dividend	3 March 2008
Payment date for 2007 full year dividend	31 March 2008
Annual General Meeting	2 May 2008
2008 Interim Results announcement	21 August 2008
Ex-dividend date for 2008 interim dividend	27 August 2008
Record date for 2008 interim dividend	2 September 2008
Payment date for 2008 interim dividend	30 September 2008
Full year end	31 December 2008

QUARTERLY REPORTING CALENDAR

2008 First Quarter Activities Report	23 April 2008
2008 Second Quarter Activities Report	24 July 2008
2008 Third Quarter Activities Report	23 October 2008
2008 Fourth Quarter Activities Report	22 January 2009

Index

Designed and produced by Perspexa.com. All photography by Robert Garvey except pages 4, 5, 7, 32–33 and 34–35 by Milton Wordley and pages 7, 24 and 28 by Andy Rasheed.

Santos

Corporate directory

Santos Ltd
ABN 80 007 550 923

Registered and Head Office

Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5050

Share Register

Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5950

Offices

Brisbane
Level 14 Santos House
60 Edward Street
Brisbane Queensland 4000
Telephone: 61 7 3228 6666
Facsimile: 61 7 3228 6700

Perth
Level 28 Forrest Centre
221 St Georges Terrace
Perth Western Australia 6000
Telephone: 61 8 9460 8900
Facsimile: 61 8 9460 8971

Port Bonython
PO Box 344
Whyalla South Australia 5600
Telephone: 61 8 8640 3100
Facsimile: 61 8 8640 3200

Roma
39 Currey Street
Roma Queensland 4455
Telephone: 61 7 4622 2400
Facsimile: 61 7 4622 3476

Hanoi
Santos Vietnam Pty Ltd
Suite 701 Level 7
39 A Ngo Quyen
Hanoi Vietnam
Telephone: 84 4 220 6000
Facsimile: 84 4 220 6002

Jakarta
Santos Asia Pacific Pty Ltd
Level 4 Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6221 JKS GN
Jakarta 12060 Indonesia
Telephone: 62 21 2750 2750
Facsimile: 62 21 720 4503

New Delhi
Santos International
Operations Pty Ltd
Suite 1907 Level 19
Shangri-La Hotel
19 Ashoka Road
Connaught Place
New Delhi 110 001 India
Telephone: 91 11 4119 6900
Facsimile: 91 11 4119 1908

Port Moresby
Barracuda Ltd
Level 8 Pacific Place
Cnr Champion Parade and
Musgrave Street
Port Moresby
Papua New Guinea
Telephone: 675 321 2633
Facsimile: 675 321 2847

Useful email contacts

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

Website

www.santos.com

antos

Advantage

istainability Report 2007



Inside:


WILCRAFT

Vision

Santos' vision is to become a leading energy company in South East Asia with a share price that continues to grow and a reputation for sustainability in its operations.

Our vision of future success is to be a safe, low-cost, fast-moving explorer and producer and an agile niche player with a well-developed ability to manage relationships with employees, partners and other stakeholders.

As the company grows, it will provide a working environment that encourages innovation across the business and where employees are engaged in something which is tangibly more than just a job.

Strategy

Santos has in place a robust growth strategy to achieve its vision through a portfolio of growth businesses:

- LNG projects;
- Eastern Australian gas;
- Cooper Basin oil;
- Western Australian oil and gas; and
- Asian growth.

Values

We are a team that:

- **discovers** – by opening ou minds to new possibilities, thinking creatively and hav the courage to learn from successes and failures, to take on new challenges, to capture opportunities and to resolve problems;
- **delivers** – by taking persona responsibility and pride in o work to deliver timely, qualit results that benefit Santos and help achieve our vision and strategy;
- **collaborates** – by recognising the value and power in divers of thought and communicatin openly to understand the perspectives of others; demonstrating leadership by sharing what we know and respectfully challenging each other to achieve the best results for all; and
- **cares** – by taking the long-term view to build a sustainable futu for our company, our people and the environments and communities in which we operat

Santos

is a major Australian-based oil and gas exploration and production company operating internationally.

Company profile

Santos has exploration interests or production operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, Kyrgyzstan and Egypt.

We are Australia's largest domestic gas producer, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers.

Through our interest in the Darwin LNG project, we are a producer of liquefied natural gas (LNG) which is exported to customers in Japan.

Santos has more than 1,750 employees and produced 59.1 million barrels of oil equivalent (mmboe) in 2007.

Santos has the largest Australian exploration and production portfolio by area of any company – 192,000 square kilometres – and is pursuing new venture opportunities in Asia.

History

Founded in 1954, our name was an acronym for South Australia Northern Territory Oil Search. Santos made its first significant discovery of natural gas in the Cooper Basin in 1963. The Moomba discovery in 1966 confirmed this region as a major petroleum province and gas supplies to Adelaide commenced in 1969.

The 1980s saw Santos develop a major liquids business with the construction of a liquids recovery plant at Moomba and a fractionation and load-out facility at Port Bonython. During the 1990s Santos further expanded its interests in Australia and overseas.

Since 2000 the company has continued to build its business in South East Asia while undertaking high-impact exploration and developing new projects to drive production and earnings growth.

In 2006, a significant milestone was reached with the first export of LNG from the Darwin LNG project.



Premium WilCraft jack-up rig being transported to the Carnarvon Basin, offshore Western Australia, for exploration drilling.

Cover photo:
one of the 2,800 plants
in the Santos Centre,
Adelaide.

Designed with a long-term horizon, Santos' new head offic[e] is an innovative blend of people-friendly workspaces and leading edge technology. It incorporates the company's strong commitme[nt] to sustainability and the health an[d] wellbeing of Santos' employees.

See page 33 for more information.





5 star rating

green star

This rating represents Australian Excellence

The **Knowledge** Base


10

Exploration

Our reputation for sustainability gives Santos an **advantage** by fostering positive long-term relationships with communities and business partners so we can access superior opportunities.


14


18

Development

Extensive consultation and planning with stakeholders give Santos an **advantage** by ensuring development projects start production on time and on budget. Using sustainable design minimises our impact on the environment and local communities.

Operations

Our strategy of sustainable operational excellence aims to improve safety and environmental performance, reduce costs by applying efficiencies and new technologies, and optimise production. This **advantage** creates maximum value from Santos' oil and gas assets.

Inside

The sustainability advantage

Managing Director,
John Ellice-Flint



Having a viable sustainability framework which is part of everyday life in all parts of the company gives Santos a perceptible **advantage**, enabling us to seize opportunities and meet challenges with clarity and confidence.

Future success doesn't come from preparing for what you think may happen, but rather from having the tools in place to deal with whatever does happen.

By continuing to measure our sustainability performance across all aspects of our business, we have the right mechanism in place to identify areas for improvement and recognise high performance.

I am pleased to report that our sustainability performance improved this year with many achievements both on the ground and in the implementation of policies and systems. In particular I would like to highlight our very successful health and wellbeing program, the move into our new Santos Centre which exemplifies sustainable building design, the publication of our Human Rights Policy and the successful seismic acquisition in Vietnam and India – new regions for Santos.

However, it wasn't a year without disappointments. An oil spill from the Moonie to Brisbane pipeline caused disruption and inconvenience to local residents. While this was regrettable, I would like to thank the Santos response teams for their prompt, professional response and ongoing efforts in the remediation of this site and the assistance they have provided to the local community.

Our vision is to become a leading energy company in South East Asia by the end of the decade with a share price that continues to grow and a reputation for sustainability in our operations.

We are committed to integrating the principles of sustainability into our day-to-day business, measuring our progress towards this goal and transparently reporting this progress.

We value our stakeholders' opinions and so invite you to tell us what you think of this report via www.santos.com/sustainability2007.



John Ellice-Flint
Managing Director

13 March 2008

Sustainability achievements 2007

Environment

- Australian Petroleum Production and Exploration Association Environment Award recognised Santos' five-year research partnership into the relationship between whales and seismic activity.
- Santos joined eight other leading companies, known as the Australian Business & Climate Group, to publish a report calling for an urgent strategy on low emission technology to help reduce greenhouse gas emissions.

Community

- Led by Santos employees and contractors, and joined by Santos and the Cooper Basin community, more than $100,000 was raised for the Royal Flying Doctor Service.
- Santos funded revegetation projects through its sponsorship program, including the Timboon embankment restoration in Victoria and the Our Patch program on the River Torrens, Adelaide.

Our people

- Employee participation in the company's ongoing health check program increased by 19%. In 2007 this highly successful program focused on nutrition, health and weight loss.
- Santos won four of the six categories at the Self Insurers of South Australia safety awards and two awards at the Safe Work SA awards, including Employer of the Year.

Economic

- The South Australian Government repealed legislation restricting any one shareholder from having more than 15% of Santos' shares, enhancing the company's ability to pursue its growth strategy.
- Announcement of the proposed $7 billion Gladstone LNG project – a transformational project for Santos – signalled further development of Queensland coal seam gas fields.

The world of Santos


Seismic acquisition program undertaken in Kyrgyzstan.


Egypt
Gindi Basin, Gulf of Suez
Kyrgyzstan
Fergana Basin
India
NE Coast Basin


Further expansion into Asia with Santos' first exploration acreage awarded in India and Bangladesh.


Research collaboration in WA discovered the world's first carnivorous sea urchin.

Key to maps

△	Exploration
●	Production
○	Processing and load-out facility



Nam Con Son Basin
Chim Sao
West Natuna Basin
Kakap PS
West Papua and Papua New Guinea
Hides, SE Gobe, Barikewa
Bayu-Undan
Elang-Kakatua
Evans Shoal
Timor/Bonaparte
East Java Basin
Jeruk, Maleo,
Tanggulangin,
Wortel, Wunut
Jabiru-Challis
Wickham Point
Browse Basin
Carnarvon Basin
Barrow, Hurricane,
John Brookes, Legendre,
Mutineer-Exeter, Reindeer
Stag, Thevenard
Surat/Bowen Basins
Fairview, Scotia,
Moonie, Roma,
Lytton,
Wallumbilla
Otway Basin
Casino, Henry, Minerva
Gippsland Basin
Patricia-Baleen,
Sole, Kipper
Sorell Basin



Funding of health clinics, schools and roads in Giligenting Island.



Santos supports volunteer Ballera Emergency Responders who train for and attend to Santos and community incidents in south-west Queensland.



Henry and Kipper gas projects sanctioned, part of Santos' next wave of development projects.

Sustainability measurement and performance

Santos' framework for sustainability provides a comprehensive information collection and gap analysis management tool for each of the 24 sustainability indicators outlined in the performance scorecard.

Santos' 24 sustainability indicators are based on the Global Reporting Initiative (GRI) G3 reporting guidelines and the International Petroleum Industry Environmental Conservation Association (IPIECA) and American Petroleum Institute (API) reporting guidance (see index on page 39).

To assess performance for each of these indicators Santos has implemented a 10-point rating scale, which measures the quality of systems and performance.

Santos commissioned RPS Ecos to review the 2007 sustainability scores. RPS Ecos determined that the scores were appropriate and consistent with Santos' methodology (see page 41 for further verification information).

Environment

- Air quality	The types and levels of emissions to air and the management of those emissions (excluding greenhouse gases)
- Biodiversity and land disturbance	Amount of land impacted by Santos and the biodiversity, mineral and hydrocarbon resources associated with the land, and the effectiveness of land use
- Climate change management	Climate change policies, governance, risk and reporting
- Incidents and spills	Type, volume and impact of uncontrolled releases to the environment
- Waste management	Type and volume of waste to landfill, recycled and reused
- Water resources	Volume of water used, water disposal and the effectiveness of water use

Community

- Community wellbeing	Quality of life in the communities in which Santos operates and Santos' contribution to these communities
- External stakeholder engagement	Engagement with and management of stakeholders
- Indigenous rights and cultural heritage	Native title and cultural heritage policies, governance and reporting
- Product responsibility and reputation	Stewardship of Santos' products and Santos' reputation
- Social infrastructure	Assessment of and contribution to the social infrastructure in the communities in which Santos operates
- Transparency and disclosure	Policies and procedures in place for the disclosure of information to stakeholders

Our people

- Governance and policy	Santos' systems and policies to manage a socially responsible work environment in compliance with legislation
- Health and wellbeing	Physical and mental health of Santos employees
- Safety	Safety performance of Santos' employees and contractors
- Workforce capability	Attraction and development of employees' skills, knowledge and behaviours to enable achievement of business goals
- Workforce composition, culture and commitment	Alignment of business practices with shared values and principles to maximise the commitment and retention of our people
- Workforce remuneration and benefits	Reward policies to attract and retain talent and pay for performance

Economic

- Business partnerships' performance	Affiliations of joint venture partners and their sustainability performance
- Financial performance	The contribution made by Santos directly and indirectly through its financial performance and outcomes
- New project development and acquisitions	New development projects and acquisitions and their sustainability performance
- Research and development	Santos' contribution to research and development
- Risk management	Identification, assessment and mitigation of all business risk within the company's tolerance, including the maintenance of appropriate insurance cover
- Supply chain performance	The composition and efficient operation of the supply chain used by Santos, including the use, impact and concentration of the supply chain in companies and communities

Economic

Environment

Supply chain performance
Risk management
Research and development
New project development and acquisitions
Financial performance
Business partnerships' performance

Air quality
Biodiversity and land disturbance
Climate change management
Incidents and spills
Waste management
Water resources

Community wellbeing
External stakeholder engagement
Indigenous rights and cultural heritage
Product responsibility and reputation
Social infrastructure
Transparency and disclosure

Governance and policy
Health and wellbeing
Safety
Workforce capability
Workforce composition, culture and commitment
Workforce remuneration and benefits

2 3 4 5 6 7 9 10

Our people

Community

Score	Phase
1-2	No procedure in place, poor performance
3-4	Developing policy/systems
5-6	Implementation and compliance focus
7-8	High performance
9-10	Recognised leader

2007 performance compared to 2006


Environment
Community
Our people
Economic
Decrease
Maintained
Improvement

10% sustainability improvement achieved in 2007

Santos' continued focus on sustainability resulted in a 10% improvement to the company's sustainability scorecard in 2007. Measurable improvements included:

- a well-structured and inclusive health and wellbeing program;
- a strategic approach to climate change management;
- improved governance systems including the publication of the Human Rights Policy and the How Santos Works management system; and
- economic and environmental efficiencies in supply chain management.

A major disappointment in 2007 was the Moonie to Brisbane pipeline oil spills. Santos recognises its responsibility to the environment and will continue to strive for excellence in this regard.

Santos views sustainability not as an absolute but as a spectrum of progress that requires considerable focus to maintain performance. This is particularly challenging for an industry such as oil and gas, which operates complex plant and equipment across a wide variety of environments and cultures.

Santos has in place a suite of systems and procedures to manage risks. These systems also ensure the company is prepared to respond to incidents to minimise potential impacts. An assessment using sustainability indicators beyond traditional economic measures helps Santos to continue to identify areas for improvement.

Santos approaches sustainability in a way that integrates these principles into its business activities. Therefore the Sustainability Report is structured in line with Santos' functional organisational model (shown on page 9) rather than as a generic environmental and social report.

The comprehensive sustainability performance scorecard on page 7 and the environmental efficiency cycle on page 9 illustrate Santos' progress in integrating sustainability throughout the organisation.

With progressive Sustainability Reports, the maturity of Santos' monitoring and measurement for each sustainability indicator continues to improve and, where practical, Santos has included more data and performance metrics.

Santos scorecard
Score out of 10


10
9
8
7
6
5
4
3
2
1
0
'05 '06 '07 '05 '06 '07 '05 '06 '07 '05 '06 '07
Environment
Community
Our people
Economic

Santos scorecard
Score out of 10


10
9
8
7
6
5
4
3
2
1
0
2005
2006
2007

Santos' goal for 2008 is to continue to improve its performance across all sustainability indicators and achieve an average performance score of at least seven.

Recognition of Santos' sustainability performance

- Listed on Australian SAM Sustainability Index (AuSSI).
- Listed on RepuTex Social Responsibility Index with RepuTex 'A' rating.
- Goldman Sachs JBWere ASX Climate Disclosure Leadership Index.
- Five-star rating for corporate governance in Horwath–University of Newcastle report.

Sustainability creates long-term shareholder value by realising opportunities and managing risks derived from social, environmental and economic factors.



Organisational model
Exploration
Development
Operations
Strategic Projects
Commercial
Finance
Legal
Corporate and People
Corporate, commercial and people
Environmental efficiency
Water
544 megalitres/mmboe
Footprint
289 hectares/mmboe
Landfill
519 m³/mmboe
Greenhouse
67,609 CO₂e tonnes/mmboe

Products

Sales gas, ethane & LPG
42.5 mmboe

Condensate
2.7 mmboe

LPG
2.2 mmboe

Crude oil
16.0 mmboe

Product figures (mmboe) for this diagram are calculated as gross annual production from Santos-operated sites in Australia. Net production from all Santos sites is published in Santos' Annual Report. In 2007 this was 59.1 mmboe, broken down as 41.6 mmboe of sales gas, ethane and LNG; 3.5 mmboe of condensate; 2.1 mmboe of LPG; and 11.9 mmboe of crude oil.

Santos continues to work towards capturing data across all operated and non-operated sites, which will be incorporated progressively into future sustainability reporting.

For this report:

- produced water (page 20) and footprint (page 19) data have been calculated for Santos-operated sites in Australia;
- landfill (page 22) data have been calculated for major Santos-operated sites in central Australia;
- greenhouse (page 37) has been calculated for all Santos-operated and non-operated sites; and
- water and greenhouse emissions are calculated and verified mid year therefore this ratio represents 2006 emissions and production data.

Exploration





'It is vital we start off on the right foot when entering new countries, and a broad sustainability assessment that helps us understand environmental and social factors as well as economic ones gives us the edge.'
David Knox Executive Vice President Growth Businesses

What is exploration?

Santos' geoscientists apply sophisticated mapping techniques to search for oil and gas thousands of metres below the earth's surface.

Seismic surveys traverse vast areas of land transmitting sound waves underground which are refracted (bounced) back to recording equipment that collects these waves at the surface. The degree of refraction or reflection enables geologists to map the below-ground rock strata and locate potential oil and gas accumulations.

Using this mapping, Santos identifies the best location for drilling exploration wells. Unfortunately not all wells locate commercial quantities of hydrocarbons, and water and other gases such as CO_2 are also encountered.

To minimise the impact of seismic and drilling activities on the environment and cultural heritage of the areas in which it operates, Santos employs stringent practices such as:

- conducting environmental and social impact assessments;
- employing indigenous cultural heritage monitors on seismic surveys to avoid impact to areas of cultural significance;
- routing seismic surveys around significant vegetation; and
- using newer compact drill rigs which require a smaller area of land to be disturbed.

Santos' approach to exploration

To meet its long-term development objectives, Santos has balanced its exploration portfolio through a combination of new acreage awards, acquisitions and revisiting opportunities in its existing portfolio of exploration permits.

Key areas of growth have been via new acreage in the Otway, Sorell, Houtman, Browse and Bonaparte Basins, offshore Australia; offshore East Java and Kalimantan in Indonesia; offshore Vietnam and India; onshore and offshore Bangladesh and Egypt; and Kyrgyzstan.

In 2007 Santos focused on near-field exploration and appraisal of recent successes. Ten exploration wells were drilled, with oil as the principal target.

Santos' exploration portfolio is constantly being optimised and may vary as a result of drilling outcomes, new prospects maturing and rig availability. The latest data on the company's drilling activities are provided on the Santos website www.santos.com.

Offshore Australia

Santos continues to pursue its offshore Australian exploration program and has steadily built its reputation in this region. This is based on strong consultation programs with local industries such as fishing industries, partnership with Australian universities to further marine studies, good working relationship with regulators and extensive collaboration with exploration contractors.

Exploration expenditure by area 2007
$ million


Offshore Australia 54.6
Onshore Australia 4.1
Indonesia 22.5
South Asia 17.8
South East Asia 11.4
Central Asia 16.1
North Africa/ Middle East 11.3
United States 1.2
New ventures 10.8

Exploration expenditure by category 2007
$ million


Drilling 67.5
Seismic 35.4
Geoscience and other 36.1
New ventures 10.8

left
Luke Faulkner, Technical Assistant, inspecting core samples.



Unearthing Queensland's dinosaurs

Santos sponsored a 'dinosaur dig' at Eromanga in 2007 to help excavate the first dinosaur discovery in south-west Queensland.

The dig is uncovering further remains of a titanosaur which was discovered on an Eromanga property in 2004 and is now on display at the Queensland Museum.

Titanosaurs were the largest land-dwelling animal and lived more than 95 million years ago.

As well as providing funds and hosting a public information day, Santos geologists also participated in the excavations, near Santos' Cooper Basin operations.

Santos' marine management efforts were recognised with the receipt of the 2007 APPEA environmental award, which rewarded Santos for its contribution to whale research.

South East Asia focus

Exploration personnel are often Santos' first face in the community, so the company's consultation programs are evolving as Santos expands its activities in Australia and Asia.

Santos works closely with regulators and communities to identify local issues and agree on practicable work plans and approvals. The high standard of Australian consultation, regulation and industry work practices is often recognised as an asset in this region and Santos seeks to maintain and improve this reputation.

Santos balances industry experience with local knowledge by engaging external affairs managers from the country in which it is operating and bringing considerable industry experience to these project teams. This helps build capacity in these developing countries.

During 2007 Santos completed further seismic exploration in its Indonesian and Vietnam acreage. Data collected from these surveys will be analysed to identify future work programs and development options for Santos.

Onshore seismic in Kyrgyzstan

Santos has obtained a working interest in 23 exploration permits in Kyrgyzstan.

Santos will sole fund and operate a phased work program over a period of approximately four years to earn the working interests. Many of the licences are located in the Fergana Basin. The basin, which extends across parts of Kyrgyzstan and into Uzbekistan and Tajikistan is, in part, similar to the prolific hydrocarbon province of the Tarim and Junggar Basins in western China, which contain many large fields.

The Fergana Basin covers an area of 63,000 square kilometres and has been producing hydrocarbons since the early 1900s. Cumulative discovered reserves from 58 fields are estimated to be in excess of 1.2 billion barrels of oil and 5.5 trillion cubic feet of gas, with cumulative production to date of more than 600 million barrels.

Santos commenced a seismic exploration program in 2007 and data from this program will be used to firm up prospects and leads for drilling.

Growing position in India and Bangladesh

Santos has secured two offshore deep water exploration licences in the Bay of Bengal, India, with a commitment to an eight-year approximately A$90 million work program. These two prospective exploration blocks provide the company with a significant offshore exploration opportunity in a frontier basin.

Santos has also acquired various assets in Bangladesh, including a 37.5% interest in the Sangu gas field and a portfolio of exploration acreage.

Santos' move into this region is in line with the company's strategy to engage in a focused exploration program in Asia. The Annual Report provides more detail on the company's strategy.

2007 wildcat drilling exploration program


United States
Bangladesh
Magnama-1
West Natuna
Basin
Pancing-1
Carnarvon Basin
Cooper/
Eromanga Basins
Oil
Gas

Santos' growth into new countries requires its employees to be well prepared for different cultures' customs, values and expectations, and to be sensitive to how their own conduct affects local communities.

Employee travel security

In 2007 Santos launched a travel management system to manage the safety and security of employees' international travel. The system is designed to:

- ensure all employees receive destination-specific advice about health, safety, security and culture before international travel;
- track employees' travel location using the internet or telephone; and
- respond effectively to an emergency by having vital information available via the internet.

Incident plan broadens scope

An important aspect of Santos' risk management and governance practices is having in place a robust and workable crisis or emergency management plan.

This is relevant not only for existing operations but also when expanding into new exploration frontiers.

Santos has a company-wide incident management plan that outlines and defines roles and responsibilities for personnel at all levels in the company in the event of an emergency or incident.

This plan was expanded during 2007 from a focus on operational incidents to also include issues that might be encountered when entering new regions; for example, natural disasters or political unrest.

While the chance of such incidents occurring is very rare, it is vital that such plans are in place and tested and reviewed regularly.

Pandemic preparation in place

Santos continues to identify and manage risks relating to new areas of operation.

One potential emergency that Santos prepared for during 2007 was the outbreak of a virulent disease: a pandemic. Santos has a full set of procedures and policies to manage the effect on the company of such an outbreak.

Santos also conducted a business impact assessment to understand the effect on business operations, address reliability of supply and minimise the impact on personnel, the community, customers, governments and shareholders.



Offshore seismic acquisition, Carnarvon Basin.



Vibroseis vehicles fitted with rubber tracts, which minimise land disturbance, acquiring seismic survey in the Cooper Basin.

Development


KJM
KJM



'Completing development projects smoothly relies on good relations with communities and regulators. Sustainable practices and planning pave the way and make the whole process more efficient.'
Mark Macfarlane Vice President Development

What is development?

Once Santos' exploration team has discovered oil or gas in sufficient quantity and quality, the development team then determines the best way to develop this resource.

The development stage is the crucial link between exploration and production. It involves engineering teams appraising hydrocarbon reserves and designing development options which can include offshore platforms, onshore processing plants, pipelines and support facilities.

Santos strives to minimise the amount of time taken to bring an oil or gas discovery to market. The smooth and efficient development of a project is achieved through early consultation with stakeholders – including local communities and government – and the careful management of environmental impacts. This also ensures Santos is welcome in the community in the future.

The development team also conducts appraisal drilling to determine the size and characteristics of an oil or gas discovery and field development drilling to maximise the amount of hydrocarbons recovered from producing fields.

Water recycled on drilling rigs

Santos redesigned its drill cuttings pits in 2007 to allow water from drill cuttings to be recycled from the sump.

Water is used in the drilling fluid that lubricates the drill hole, cools the drill bit and maintains pressure in the hole. Drill cuttings, a mixture of this drilling fluid and rock fragments from the drilled hole, had previously been discharged to an evaporation pond.

As a result of this innovation, the volume of water needed to drill a typical Cooper Basin gas well has been reduced by approximately 50%.

Managing drilling fluid on offshore rigs is even more challenging due to space constraints, transportation limitations and additional safety considerations.

During the Mutineer-Exeter drilling program in 2007, Santos installed a cuttings drier onto the drill rig to reduce the discharge of synthetic drilling fluid to an average of 5% of overall drilling cuttings, half the regulatory compliance amount.

Santos implemented a comprehensive training program for personnel on the rig and support vessels and also audited the entire system from the drilling fluid plant at the shore base through to handling on the rig to ensure the safety of personnel and to minimise the risk of spills.

Safety was further improved on the Mutineer-Exeter program by introducing automated pipe handling – a concept Santos pioneered for onshore Australia at the Cooper Basin Oil Project – which eliminates the physical handling of drilling pipes and thereby reduces the risk of hand and finger injuries.

Development highlights 2007

- Oyong oil production commenced and gas project sanctioned, offshore Indonesia.
- Cooper Basin Oil Project 132 wells drilled with 73% success rate.
- Henry and Kipper gas projects sanctioned, offshore Victoria.
- Patricia-Baleen plant upgrade for Longtom gas sanctioned, offshore Victoria.
- Reindeer gas project front-end engineering and design progressed, offshore Western Australia.
- Coal seam gas project to increase production to 115 terajoules per day sanctioned, Queensland.
- Gladstone LNG project proposed, Queensland.
- PNG LNG pre-front-end engineering and design progressed.

left
Drilling operations, Cooper Basin Oil Project.



Pipelaying operations, Fairview coal seam gas field.

Enhanced oil recovery

A similar approach applied through the enhanced oil recovery program delivered environmental and production benefits during 2007. Enhanced oil recovery involves injecting fluids back into an oil well as the production rate tapers off to help push the remaining oil out of the reservoir.

Santos reuses the water produced from the well that is comingled with the oil that comes to the surface – essentially recycling the water and returning it to where it has come from while extracting the oil for production.

This reduces the need for evaporation ponds, returns the produced water to the underground reservoir and reduces waste, while providing the added benefit of increased oil production.

Drilling innovations reduce land disturbance

Santos has introduced several initiatives to reduce disturbance from drilling, including using drilling rigs which require smaller pads and less periphery requirements such as large areas for trucks to manoeuvre.

Further to this, drilling mud pits and disposal pits have been replaced by portable tanks which allow for recycling and reduces the overall footprint.

Santos has further reduced land disturbance through an innovative redesign of drilling pads to integrate several well leases into one pad. Using this technique, Santos can drill four wells from the same pad, which has reduced the overall area disturbed by 58%.

This not only reduces the area needed for drilling, but also reduces the number of pipeline corridors and access tracks required.

Reduced flaring

The flaring, or burning, of hydrocarbons is a necessary safety procedure on wells when the hydrocarbons can't be delivered to a storage facility or pipeline.

Santos developed a technique in 2007 which significantly reduced the need for flaring at the Mutineer-Exeter floating production, storage and offtake (FPSO) facility during well clean-up operations.

In the past, well clean-ups used a drilling fluid that needed to be flared from the drilling rig. Thanks to the introduction of a 'clean' brine completion fluid, this fluid can now be handled by the FPSO.

This eliminates the fallout or smoke emissions that could possibly occur during a typical six-hour well clean-up. Flaring during the Mutineer-Exeter clean-ups has been reduced to a slow one-hour displacement of reservoir fluids which also improves safety by minimising the amount of exposure to production fluids by rig personnel.

Safer and more efficient flowline welding

Pipelines and flowlines are an integral part of oil and gas field operations with hundreds of kilometres being laid each year. As part of a continual drive to find safer and more efficient ways to lay flowlines, Santos has started using a new piece of equipment to weld and lay flowlines for the Fairview coal seam gas field in Queensland.

The Fastfusion welding machine, the first in Australia, requires only two operators, can weld more joints per day and operates on a smaller footprint, reducing the impact to the environment.

Drill pad land disturbance

	Standard drill pad	Standard drill pad x 4	Multi-well drill pad
No of wells	1	4	4
Drill pad dimensions	110 m x 65 m	110 m x 65 m x 4	170 m x 70 m x 1
Hard stand area	2,800 m²	11,200 m²	5,200 m²
Total drill pad area	7,150 m²	28,600 m²	11,900 m²

Santos can drill four wells from the same drill pad, which has reduced the overall area disturbed by 58%.

Safety has also improved because the machine requires negligible manual handling of the pipe which reduces the risk of hand and finger injuries to workers. The other good news for welders is that they now work from an air-conditioned cabin.

New camps improve remote working conditions

Santos has commissioned new mobile camps during 2007 to improve conditions for people working at remote locations in the Cooper Basin away from the main camps at Moomba and Ballera.

The camps, which are fully self-contained with standalone power generation, water storage and sewerage treatment plants, have a robust skid-mounted design which makes them capable of being moved within 24 hours without the need for cranes.

The updated standard for these mobile camps now includes single-person sleeping cabins with wireless internet capability, shared en suite bathrooms, a gymnasium with a variety of weight and aerobic equipment, first aid, recreation and theatre rooms.

Careful attention has also been given to establishing a catering and camp management contract that best supports the needs and requirements of the camp occupants.

As well as delivering a well-received boost to morale for personnel, the camps occupy less land, and use less water and energy.

Working in the sensitive environment of Embarka Swamp

One of the most environmentally challenging activities for Santos in 2007 was a seismic exploration program in the sensitive Embarka Swamp.

The lignum swamp is a part of the extended Coongie Lakes wetlands system within the extensive Cooper Creek Catchment which ultimately flows into Lake Eyre. The area abuts the Coongie Lakes National Park – an area which the company was instrumental in having declared a National Park in 2006.

In order to undertake the 271 kilometre seismic program, Santos adopted special operating procedures designed to further minimise environmental disturbance.

Santos aligned the survey to avoid areas of dense vegetation, weaved the survey line around significant species and used a hydroaxe to clear vegetation. The hydroaxe required a narrower easement than traditional methods and created a clean cut above the ground surface to enable rapid regeneration from the rootstock.

Santos continues to work closely with representatives from the South Australian Department of Primary Industries and Resources, with the regulators conducting a thorough pre-audit program, site inspection during the survey and will include a close-out audit, with outstanding items to be addressed by Santos.



Joining the Injune neighbourhood

Santos took a fresh approach to accommodating contractors associated with the construction of the Comet Ridge to Wallumbilla pipeline in central Queensland to maximise the benefit to the local community and personnel.

Instead of building on-site accommodation close to the construction area, Santos worked with the Bungil and Bendemere Shire Council and local businesses to build accommodation in the nearby town of Injune.

This increased the economic benefit to the community through additional employment and demand for goods and services. It also reduced Santos' costs and environmental footprint by being able to access Injune's existing infrastructure.

Personnel benefit too, by living within a community with associated facilities and services rather than at a remote site.

Operations





'Successful operations require responsible management of assets. Sustainable practices help us protect our people and the environment to achieve more from less.'
Roger Kennett Vice President Operations

What are operations?

The operations team is responsible for producing and processing Santos' petroleum resources for delivery to customers. Natural gas and liquids are collected from wells via a series of flowlines, which transport the product to major petroleum plants or smaller satellite facilities for processing.

Santos strives to be a safe, responsible and efficient operator, maintaining the reliability of product supply to its customers.

Lightening Santos' footprint

A key objective, encapsulated in the company's Environmental Vision 'We will lighten the footprint of our activities', is to minimise environmental disturbance and conserve biodiversity values through innovation and sustainable operating practices.

In Australia Santos has 192,000 square kilometres of petroleum exploration and production acreage, of which only a small percentage (182 square kilometres or 0.1%) has had physical disturbance through petroleum activities.

To reduce the impact from the installation and operation of onshore pipelines, Santos aligns pipelines and roads to follow similar corridors and avoid significant vegetation.

To promote revegetation, topsoil is removed and stockpiled during pipeline construction and then re-spread over the buried pipeline ensuring the impact is only short term.

Oil sludge tanks

Disposing of oil sludge is an environmental challenge for all oil companies.

In the past oil sludge, or the unusable product remaining at the bottom of vessels and tanks, was placed in sealed pits to dry out and then disposed of as per regulatory approved processes.

Santos is striving to find a better way to deal with this environmental waste and is working to eventually eliminate open oil sludge pits and further reduce its environmental footprint in the Cooper Basin.

The Santos solution involves installing sludge processing tanks at operational sites. The sludge, once put into the tanks, is further processed to separate the water and free-hydrocarbons, leaving just the unusable oil sludge solids.

The solids are then stored in the new tanks and eventually transported to Moomba for further processing and ultimate disposal.

While environmental factors drove the initiative, an added bonus is reduced costs because there is less waste material to be transported and there are additional profits for the company by returning the hydrocarbons to the system.

The new program has been so successful in south-west Queensland it has reduced the volume of sludge being transported by 90% and eliminated the need for the sludge disposal pond at Jackson.

Santos is now planning to install sludge tanks at further operational sites throughout the Cooper Basin.

Land use footprint 2007
Hectares


Onshore pipelines 7,659
Roads 4,332
Wells 2,492
Borrow pits 1,556
Evaporation ponds 1,117
Processing plants 859
Waste facilities 156
Offshore pipelines 123
Camps 33

Oil sludge recycling
m^3


20,000
15,000
10,000
5,000
0
2005
2006
2007
Oil sludge
Product recovered

Sludge processing efficiency improved in 2007; however, the percentage of product recovered was lower than previous years because the sludge centrifuge was off-site for maintenance for four months and, with full-time application, recorded volumes are expected to improve in 2008.

left
Inspection of Fairview Compressor Site 2.

Oil and gas industry process

Wells



Satellites



Processing plants



Transport to market



Responsible water management

Water is an important part of Santos' operations and the responsible management of water resources is a significant environmental issue for the company.

Santos' management of water resources includes:

- **potable water** – required for domestic use in facilities and process plants; and
- **produced water** – commingled with oil and gas and brought to the surface by the wells.

Potable water is sourced under appropriate environmental licences from mains water supplies, surface water or groundwater bores.

Santos operates in many diverse operating environments from the remote Australian desert to Gippsland Victoria, Indonesia and offshore. The source of water depends to an extent on these locations and the availability of supply.

Where water quality is not sufficient for the plant and amenities it is treated by reverse osmosis to produce both potable water for personnel use and demineralised water for steam condensate and plant processes.

Waste water is treated strictly in accordance with applicable regulations before disposal and where practicable Santos tries to recycle waste water.

Santos aims to reduce its water consumption, reuse and recycle water and look for ways to safely return water to natural water systems. This not only benefits the environment but also benefits local communities where water is required.

In addition to oil and gas, production wells bring to the surface varying volumes of water that has accumulated in the rock strata commingled with the hydrocarbons. The quality of this water varies from well to well and is usually unfit for human consumption as it may contain suspended solids, salts and hydrocarbons.

At offshore locations this produced water is separated from hydrocarbons primarily by centrifugal equipment (separators) and discharged in accordance with strict environmental licence conditions. At onshore locations hydrocarbons are removed from the produced water via gravity separation in process vessels and a series of ponds.

Santos operates in accordance with Australian environmental regulatory conditions, which stipulate a maximum allowable hydrocarbon content of water in evaporation ponds of 30 milligrams per litre or 10 milligrams per litre in free-form areas.

Santos continues to review produced water management to identify beneficial uses and alternative disposal options. In 2008 this will focus on:

- reviewing Santos procedures for water management (Environment, Health and Safety Management System);
- improving metering, volume measurement and data management of water sources (produced water, ground water, surface water and mains) and disposal (produced water, grey water and sewerage);
- managing water quality data;
- researching produced water re-injection projects, including re-injection for enhanced hydrocarbon recovery;

left
At major onshore operations such as Santos' Cooper Basin, hydrocarbons are gathered from approximately 1,680 producing wells located across 235 producing fields. The gas or oil is transported via a 5,600-kilometre network of pipelines and flowlines to one of 15 major satellite stations where water is removed.

After being piped to a major processing plant such as Moomba, Ballera or Jackson, the hydrocarbons are processed to remove impurities and meet customers' specifications. The oil, gas or petroleum liquids products are then transported to market via pipeline, road or sea transportation.

- furthering biodiversity impact assessment of water sourcing and disposal; and
- reviewing alternative produced water reuse; for example, stock watering, horticulture, forestry or further treatment for potable water.

Oil spill management

Oil spill management and prevention remains a high priority for Santos.

Disappointingly, Santos had five significant oil spills in 2007: the Alwyn #1 flowline (15 m^3), Moonie to Brisbane oil pipeline (Moonie East, 50 m^3), Moonie to Brisbane oil pipeline (Algester, 400 m^3), Jackson South oil flowline (24 m^3) and one minor spill at Kooroopa North #3 (9.2 m^3).

The management and clean-up of these spills were undertaken immediately and thoroughly to minimise the impact on the environment and community.

For example, the oil spill in the Brisbane suburb of Algester was detected by Santos' automatic monitoring system. When the leak site was identified, the section of pipeline in the vicinity of the incident was further isolated to minimise the spill.

Santos worked closely with emergency services and the Queensland Environmental Protection Authority to contain the oil and support the affected residents.

In the first 48 hours after the spill, the majority of surface oil was recovered and stormwater drains cleaned. Clean-up activities were continuing at the time this report was published to ensure the area is fully rehabilitated.

Communicating with and assisting the affected residents is a priority. Santos visited all households in the immediate vicinity of the spill site and provided support as required.

Santos appointed a dedicated community liaison officer, maintains a website and 24-hour hotline, and provides regular written communication to residents.

Pipeline spills accounted for 96% of oil spills during 2007, with the remaining 4% (19.75 m^3) the result of 66 relatively minor incidents, typically from leaks from small hoses, pumps and valves.

Uncontained oil spills are unacceptable to Santos and the challenge ahead is to continue to develop and implement programs to prevent spills. With more than 5,600 kilometres of pipeline networks this is a major challenge.

Santos is concerned about the impact to the environment and community as a result of these oil spills and will diligently pursue programs to remediate spill sites and prevent further spills.

In 2007 Santos undertook an oil spill prevention management review to analyse the number and severity of uncontained spills and assess Santos' pipeline integrity management programs.

The review endorsed the management program and recommended that an audit program be established to assess conformance against procedures and the effectiveness of the standards and programs in place in the field.



Health and safety representatives

Santos has more than 50 volunteer health and safety representatives who provide an integral link to the broader workforce on occupational health and safety.

Oil spill volumes

m^3


Lytton spill effect
2000
1500
1000
500
0
Moonie East/ Algester spills effect
2003
2004
2005
2006
2007

Santos Moonie to Brisbane Pipeline


Moonie to Brisbane Pipeline

The Moonie to Brisbane pipeline website provides residents and other stakeholders with regular updates.



Process safety management partnership

Personnel safety focuses on the management of risks associated with high-frequency, low-consequence events (such as slips, trips, strains) whereas process safety manages risks associated with high-consequence, low-frequency events (such as an explosion following an uncontrolled release of flammable gas).

Santos issued the process safety standard to all sites in 2007 and launched an awareness training program for employees and contractors working in process, production, maintenance and engineering areas.

Santos appointed risk management specialists Lloyd's Register as a strategic partner to support the enhanced focus on process safety management development and practice.

Waste recycled 2007

Recycled m^3


Scrap metal 1,578
Cardboard and glass 457
Glass 55
Plastic 129
Batteries 31
Tyres 284

Total waste volume 35,421 m^3
Waste to landfill 32,887 m^3
Waste recycled 2,534 m^3

Continuous improvement delivers waste savings

Santos works to continually improve its waste management based on the following hierarchy:

- **avoid** – choose a process that avoids the production of waste;
- **reduce** – revise processes to reduce production of waste;
- **reuse** – reuse waste streams within process;
- **recycle** – use the waste stream in a different process or as an energy source;
- **treatment** – destruction, detoxification or neutralisation; and
- **disposal** – last resort, responsible disposal using appropriate methods.

Standards for waste management at Santos sites are incorporated through an environmental hazard standard within the company's Environment, Health and Safety Management System framework and monitored through the ongoing audit/review process.

The large and varied nature of staff and contractors at Santos' many operations require education programs to ensure waste management procedures are adopted by all. Santos is working with its waste management contractor to ensure an increased focus in 2008.

Waste management performance is reviewed regularly through audits which aim to assess progress against defined minimum acceptable standards for the treatment of waste from operations, domestic camps and facilities.

In 2007 there was an increased focus on quantifying waste streams so that future improvements can be identified and accurately measured. This company-wide program is an extension of the waste monitoring database that was rolled out in the Cooper Basin over 2005 and 2006.

The database measures incoming and outgoing (recycled) waste to assess the amount of waste being diverted from landfill. Despite increased operational activity in the Cooper Basin, Santos will strive to reduce waste to landfill in 2008.

Santos works to address legacy waste areas as opportunities arise. For example, during 2007 the industrial waste pit at Port Bonython was excavated and the contents sent to a managed industrial waste facility in South Australia. This was undertaken to return the Port Bonython site to a state consistent with the surrounding coastal land.

In addition to traditional camp-based waste management, during 2007 there was a concerted focus on reducing oil sludge production at its source.

Process and production operations were scrutinised to identify projects to modify equipment or change operating practices to reduce sludge production. Efforts to date have been successful, reducing waste and generating more product for sale (see enhanced oil recovery project on page 16).

Focus on Indonesia



Madura Island fishermen, East Java.



Revegetation of mangroves, Sumenep, Indonesia.



New public health clinic, Giligenting Island, Indonesia.


Community development funding in Sampang and Madura, Indonesia, by activity 2007
%
Community facilities 47
Health 31
Education 12
Environment 10

Santos' vision is to become a leading energy company in South East Asia.

Indonesia is Santos' most significant growth area outside Australia and provides a solid operational base for continued expansion.

Santos continued its exploration activity in Indonesia, conducting 135 square kilometres of seismic survey during 2007.

Over the past five years, Santos has acquired a significant exploration portfolio in the East Java and Kutei Basins, built a strong domestic gas business based on the Maleo gas field and commenced oil production from the Oyong field.

All of Santos' activities in Indonesia are governed by its Community Development Plan. The plan aims to foster the development of community wellbeing and social infrastructure in the areas in which Santos operates.

Santos drafted the plan after extensive socioeconomic assessment and local consultation and it formed the basis for a Memorandum of Understanding between Santos, the local communities and government agencies.

Santos will review the plan each year with these stakeholders.

Improved access to health facilities

In coordination with local Regency and Sub District governments and community leaders and members, Santos provided assistance to the Giligenting Island community to develop public health clinics and village roads.

Giligenting is a sub-district comprising eight villages on two small islands, Giligenting and Giliraja, which are reached via a 60-minute boat trip from the main island of Madura.

Each island had only one public health clinic with limited medical equipment. Roads are typically in poor condition with most only usable by motorbikes.

By the end of 2007, Santos and the community had developed six public health clinics and three roads. Santos contributed all materials required for the development of these facilities while village residents worked together in the construction work.

Boost to education helps students

Regencies of Madura Island are known to be among the poorest in the country, with education one of the many aspects that requires ongoing financial support for textbooks and infrastructure.

Santos worked with schools in the Camplong sub-district of Sampang to determine what books were required, then purchased more than 1,000 text and literature books for nine junior high schools.

In the Giligenting sub-district of the Sumenep Regency, Santos provided financial assistance towards the construction of an Islamic high school as well as scholarships for 10 high school graduates to pursue higher education at the Fishery Academy in Surabaya.

Mangrove planting protects fishing villages

Mangroves on the fringe of coastal land provide a buffer against the elements, protecting the coastline and land, while also providing important habitat and breeding ground for fish and other marine life.

Historically, mangroves have been cleared to feed cattle and to open up docking areas for fishing boats.

One of the many challenges in Indonesia is balancing community livelihoods with environmental conservation. Local communities have begun to recognise the benefits of mangrove planting to protect their villages.

Santos conducted a survey with the local government environmental agency to determine priority areas for mangrove revegetation.

In cooperation with the Sumenep Regency's Environmental Agency, Santos then held a community information session to discuss the planting plan and the benefits of conserving the mangrove ecosystem.

Santos procured seeds and worked with village residents to plant the seeds under the technical guidance of the agency. In the rocky coastal area of Sampang, Santos planted 43,000 seeds in eight hectares of coast while along the calmer area of Sumenep, 25,000 seeds were planted across five hectares.

2D seismic program

Santos successfully completed a 400-kilometre two-dimensional seismic acquisition program in the Sampang block off the south coast of Madura Island during 2007.

The shallow water in this area, ranging from five to 50 metres in depth, is heavily used for fishing with traps, nets and trawlers.

In preparing for the survey, Santos worked extensively with governments and local communities to build awareness of Santos' operations and identify risks and challenges for early resolution.

Santos strived to demonstrate respect for the local culture and preserve environmental values. This was achieved by developing structured programs to manage community expectations and ensure clear communication.

Before the survey, Santos worked with government agencies and local communities including the navy, police, Sampang Regencies, fisheries department, local government, local fishermen and media.

Compensation for disturbance was agreed between parties and regulated by the integrated team led by the head of Sampang Regencies.

After the survey, Santos completed its monitoring program and formally thanked the governments and local community for their cooperation with the project.

Santos completed the survey without any injury or safety incident and has been recognised for its efforts in seismic survey preparation by the local community and governments.

Sidoarjo well incident

On 29 May 2006, an outflow of mud and water occurred near the location of the exploration well Banjar Panji-1, which is near the city of Surabaya at Sidoarjo on the Indonesian island of Java. The cause of the incident is not known. This incident is of significant concern to Santos.

Santos has an 18% non-operated interest in the Brantas production sharing contract.

During the year, Santos provided further support to the operator, the Indonesian company Lapindo Brantas Inc, and relevant Government agencies in responding to the mudflow and provision of assistance to affected communities.

While Santos cannot lead this effort as it is not the operator, the company continues to encourage the joint venture to make decisions in the interests of sustainable environmental and community outcomes, as well as longer-term planning to manage issues arising from the incident. Testing has indicated that the mud is not toxic.

The Government of Indonesia has taken a progressively greater role in managing the issues arising from the event. In September 2006 the President of Indonesia appointed a national task force to address regional and environmental issues including sealing off the well, disposing of the mud and dealing with the affected community.

The team's mandate expired in April 2007 and the Government's management of the issues was then placed with a new team with a long-term mandate. This team is called the Sidoarjo Mud Mitigation Agency.

Unfortunately, there are no simple or quick solutions to this situation.

Addressing the issues associated with the incident is a very complex task involving multiple technical and logistical efforts and liaison with the affected community, local and regional governments, as well as national government agencies and non-government organisations, all with differing needs and expectations.


Giligenting Sub District
Complong Sub District
Sampang PSC
Madura
Offshore PSC
Maleo
Oyong
I
IV
V
Brantas PSC
Nth Bali
1 PSC
East Java
Bali
Legend
Santos acreage
Oil field
Gas field
Oil pipeline
Gas pipeline
0
50
kilometres
Santos' Indonesian areas of operation

Besides contributing funding through the joint venture, Santos has provided Lapindo with contacts in companies who may be able to assist with technical support and personnel to augment their capacity to manage the issues, and sources of supply for items they require.

Santos has also contributed significantly to the humanitarian relief effort organised by the operator.

Corporate, commercial and people


EXIT

Café in the foyer of the Santos Centre, Adelaide.



'Good governance, systems and service drive everything, and the holistic view that sustainability reporting gives us ensures we have the right people and procedures in the right places at the right time.'
Martyn Eames Vice President Corporate and People

Five functions – Strategic Projects, Commercial, Finance, Legal, and Corporate and People – provide specific expertise to support the exploration-to-production life cycle.

They also provide the commercial framework, policies and systems to ensure Santos achieves a high level of performance across the sustainability domains.

This is achieved by building the capacity for Santos to manage the various sustainability considerations at the corresponding part of the business.

GOVERNANCE

Corporate governance

Top performing companies recognise the benefits of being transparent about their governance systems to ensure employees are fully aware of the way things are done and how to act accordingly.

In 2007, Santos pulled together the various management tools and processes into a unified management system called How Santos Works to formally document the management systems in an integrated manner.

The system sets out how the company's vision, values and strategy relate to the organisational structures and objectives which in turn drive business activities.

How Santos Works also outlines the management system objectives which are used to govern the business including setting policies, managing risk and ensuring the whole system functions properly.

How Santos Works has been created to ensure Santos' operational systems and decision-making processes are capable of achieving its corporate strategy.

Santos' focus on high quality corporate governance has been recognised in the independent report prepared by leading accounting and management firm, Horwath, and the University of Newcastle. This highly regarded report has awarded Santos the maximum five-star rating for its corporate governance each year since the report's inception in 2002.

Santos' Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors and meet the requirements of the *Corporations Act 2001* and the Listing Rules of the Australian Securities Exchange (ASX).

The Board reviews and updates Santos' corporate governance policies and relevant practices and procedures for changes to the law, the Listing Rules and corporate practice each year and as required.

The company's policies continue to be updated to ensure that they remain compliant with the relevant legislation and in accordance with best practice.

An external review of the composition and function of the Board is conducted every two years and individual Director reviews occur annually.

The corporate governance section of Santos' Annual Report and website www.santos.com contain further information relating to the company's corporate governance policies and procedures.

Board Subcommittee membership

		Audit	Nomination	Remuneration	Finance	Environment, health, safety & sustainability
S Gerlach	Director and Chairman		✓*	✓	✓*	✓
J C Ellice-Flint	Managing Director					✓
K C Borda	Independent non-executive Director				✓	
K A Dean	Independent non-executive Director	✓*			✓	
R A Franklin	Independent non-executive Director					✓
R M Harding	Independent non-executive Director	✓	✓	✓		✓*
J Sloan	Independent non-executive Director	✓	✓	✓*		

* Denotes Chairperson of the Subcommittee.

Santos systems and policies include:
How Santos Works
Code of Conduct
Environment, Health and Safety Management System
Business conduct
Anti-corruption
Company resources
Confidentiality
Conflict of interest
Financial governance
Financial management and accounting
Gifts and benefits
Guidelines for dealing in securities
Political affiliation
Privacy
Recruitment and selection
Reporting misconduct
Risk management
Shareholder communication and market disclosure
Environment and social
Environment
Greenhouse
Health and wellbeing
Human rights
Safety
Workplace and employment
Conditions of employment
Equal opportunity
Internet and electronic communications
Issue resolution
Leave
Performance management
Remuneration and benefits
Training and development

A major achievement during 2007 was the publication of the Human Rights Policy and How Santos Works following an extensive review process.

Risk management

For Santos to achieve its sustainability objectives, it needs to understand, assess and effectively manage the risks that may prevent these objectives from being met.

Like many organisations, Santos is exposed to a wide variety of risks and manages them through its Enterprise-Wide Risk Framework. This framework is consistent with the AS/NZ 4360 Risk Management Standard and is reflected in the company's Risk Management Policy.

A structured process of identifying and assessing risks is the cornerstone of Santos' risk management practice, and this is embedded into strategic, operational, project and functional processes and decision-making across the company. It is also embedded into the Environment, Health and Safety Management System.

This qualitative approach to understanding risk supplements numerous other unique and often quantitative processes including modelling subsurface risk and uncertainty, calculating total cost of insurable risk, and the risking of economic cash flow models.

Where considered necessary by management or the Board, risk treatment plans are prepared. This is done either through the strengthening of controls to help prevent their occurrence or through initiatives that aim to reduce the consequence should the risk occur. Action plans are developed and monitored.

Santos has also introduced an assurance framework that aims to understand and enhance the means by which management and the Board obtain reasonable assurance that risks are being managed and management system objectives are being met.

The monitoring of action plans is just one component of this framework that also includes the company's internal audit function, independent external audits and various methods of management assurance.

Completing the risk management framework is a comprehensive process of looking back and learning from past successes and failures. This activity is embedded in numerous processes across the company, including project management, drilling, business development and the Environment, Health and Safety Management System.

Transparency and disclosure

Santos is committed to providing timely and equal access to information about the company. It has developed policies and procedures to ensure Directors and employees fulfil their obligations in this regard. These policies were reviewed and updated in 2007.

Information must not be selectively disclosed. Directors and employees must notify a designated Disclosure Officer as soon as they become aware of information that should be considered for release to the market.

When Santos makes an announcement to the market, it is released to both exchanges where its shares are listed: ASX and NASDAQ. The Company Secretary is responsible for communications with the exchanges.

All material information disclosed to the exchanges is posted on the Santos website at www.santos.com. This includes news announcements, Annual Reports, Sustainability Reports, notices of meetings and materials presented at investor briefings.

The Santos website provides an email alert facility where people can register to be notified, free of charge, of Santos' ASX announcements via email, as well as an RSS feed which allows people to view these announcements using RSS reader software.

The quality of Santos' transparency and disclosure was recognised in 2007 with a Gold Award at the 57th Australasian Reporting Awards. This award recognises the quality of information provided in Santos' 2006 Annual Report and the level of disclosure about the company's performance and outlook.

Product responsibility

Santos is Australia's largest domestic gas producer, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers.

Critical to these customer relationships is ensuring reliability of supply, which essentially means maintaining the quality and quantity of product to meet sales specifications.

This includes the removal of impurities from the gas, such as water and carbon dioxide, thereby delivering a low-carbon-intensive product to the electricity generation sector.

As Australia's largest producer of natural gas, Santos will play an important role as the economy moves towards a cleaner energy portfolio.

The transportation and transfer of Santos' hydrocarbon product is also managed under strict safety protocols. Santos is well regarded by its customers for the reliable supply of high quality product.

Research and development

Santos spent $8.8 million on research and development activities during 2007, with major projects investigating new techniques for fracture stimulation, coal seam gas production and exploiting possible and contingent hydrocarbon resources.

Santos' research and development of low emission technology projects is discussed further from page 37.

Company-wide EHS management system

Santos has a management system that accommodates all aspects of its environment, health and safety requirements and is the foundation on which assessments are conducted and improvements made.

The Environment, Health and Safety Management System applies to all aspects of Santos' business both within and outside of Australia. It describes the requirements for effective environmental and safety practice and is the basis on which the company complies with relevant international and Australian standards and regulatory requirements.

Santos continues to review the effectiveness of the system and has developed a suite of performance requirements for the systematic management of process safety related risk ranging from facility design to abandonment.

Efficient supply chain

Sustainability is not just about doing the right thing within the Santos business. It is also about ensuring that contractors and suppliers are doing the right thing.

To this end, Santos has an environment, health and safety management standard for contractors and suppliers to ensure that they have in place appropriate management systems to prevent harm to Santos' and other personnel, the public, the environment and Santos' business interests.

This is backed by a rigorous pre-qualification process for all suppliers of equipment, goods and services. The pre-qualification assessment ensures Santos works with appropriate suppliers and that goods and services are procured in accordance with Santos' policies. This further ensures that Santos' sustainability targets and ethics are aligned with those of the selected supplier.

A challenge for Santos, particularly in a rapidly expanding business with significant pressure on resources, is to ensure that policies and procedures are embedded seamlessly to allow benefits to be delivered without intervention at every step.

Santos increased its focus on planning activities during 2007 to improve efficiency throughout the supply chain and reduce the footprint of operations.

Continuous improvement makes an impact

Following the successful pilot of the company's Continuous Improvement Framework, Santos established this process throughout the organisation in 2007.

Continuous improvement provides a process that enables Santos to identify better ways to do things while building the capability of employees to make sustainable changes that contribute to business efficiency and growth.

Santos has trained more than 100 employees throughout the company to use the Continuous Improvement Framework and has developed a suite of projects that have the potential to deliver significant benefits.



Generate Opportunities
Sort, Prioritise & Define
Solution Identification
Endorse & Progress
Track Project Progress & Benefits

Environment, Health and Safety Management System management standard assessments
Implementation %



Continuous improvement zone – Industry leadership
80
60
40
20
0
Port Bonython
Ballera Plant
Moomba Plant
Eastern Queensland
Mereenie
Production Central
Drill & Petr. Eng.
Corporate
Mutineer-Exeter
Fairview
Indonesia
United States
EHS & Ops Support
Patricia-Baleen
2003
2004
2005
2006
2007

Sponsorship by area 2007
%


Australian School of Petroleum 64.8
South Australia 12.5
Queensland 6.6
Victoria 6.0
Indonesia 5.7
Northern Territory 2.1
Western Australia 1.6
Papua New Guinea 0.6
United States 0.1

Sponsorship by activity 2007
%


Education 70.0
Arts and culture 11.0
General community 8.9
Environment 4.9
Conferences/industry/ government 2.4
Indigenous 1.5
Youth 0.7
Santos Community Fund 0.6

For example, the company conducted a review of transportation costs for goods and services and identified opportunities for sourcing closer to operations to reduce air or road transportation distances.

Further efficiencies were achieved by replacing paper-based systems with:

- electronic ordering (iProcurement);
- integrated order placements with key suppliers, enabling orders to be despatched within hours of entry in Santos systems (cXml integration); and
- web-based cataloguing system (Cataloguing Portal).

Santos also found opportunities to improve supply chain efficiency by implementing a web-based Feedback Portal that collates feedback from employees, with 251 opportunities for improvement actioned in 2007.

The integration of maintenance planning systems with procurement systems and the introduction of amalgamated schedules for work planning, as well as three-month and two-year forecasts has consolidated work and reduced the movement of materials (Maximo systems).

Summary of socioeconomic contribution

	2007	2006	2005	2004	2003
Number of employees (full time equivalent)	**1,774**	1,679	1,521	1,526	1,700
Number of shareholders	**77,498**	83,566	78,157	78,976	84,327
Wages and salaries ($million)	**253.0**	230.7	216.6	214.0	191.8
Materials, goods and services ($million)	**947.4**	754.2	544.7	433.8	305.6
Royalties and taxes ($million)	**534.6**	427.5	209.3	169.6	118.7
Sponsorship ($million)	**3.8**	3.8	3.5	4.0	3.2

Summary of financial performance

As at 31 December	**2007**	2006	2005	2004	2003
Santos average realised oil price (A$/bbl)	**92.10**	89.35	73.83	51.83	43.59
Financial performance ($million)					
Product sales revenue[1]	**2,488.5**	2,750.3	2,462.8	1,500.9	1,465.0
Net profit after income tax	**440.6**	643.4	762.1	354.7	327.0
Financial position ($million)					
Market capitalisation	**8,274**	5,907	7,280	4,965	4,017
Total assets[2]	**7,320.2**	6,902.9	6,191.3	4,836.6	5,218.3
Total equity[2] (shareholder funds)	**3,310.5**	3,355.5	2,964.0	2,357.8	3,087.9
Reserves and production (mmboe)					
Proven plus Probable reserves (2P)	**879**	819	774	643	636
Production	**59.1**	61.0	56.0	47.1	54.2
Exploration					
Wells drilled (number)	**10**	25	22	16	19
Expenditure ($million)	**149.8**	258.5	187.0	125.6	136.4
Other capital expenditure ($million)					
Delineation and development	**954.6**	865.6	666.1	672.7	519.0
Buildings, plant and equipment	**202.2**	182.0	106.0	131.1	94.9

1 Full year 2006 sales revenue has been restated to exclude $18.8 million gain on embedded derivatives in sales contracts due to a change in statutory accounting disclosures.

2 From 2004, amounts reflect Australian equivalents to International Financial Reporting Standards. Prior year amounts reflect previous Australian Generally Accepted Accounting Principles and have not been restated.

COMMUNITY

Contributing to community wellbeing

Santos has formed relationships with the many communities in which it has operations and recognises its responsibility to contribute to the social fabric of those communities.

This is achieved in part through the sponsorship and donations program and in 2007 Santos contributed $3.8 million to 170 events and organisations in Australia, Indonesia, Papua New Guinea and the United States.

Through this program, Santos provides support for community-based programs, organisations and events that are valued by members of those communities, reflect each community's specific socioeconomic and cultural circumstances, and which share common values and priorities with Santos.

In this regard, the following examples show that contributions were made in 2007 in the categories of:

- **education** – for example, the Australian School of Petroleum at the University of Adelaide;
- **environment** – for example, an extensive tree-planting program at Newmerella Reserve, Victoria;
- **art and culture** – for example, the Adelaide Symphony Orchestra and the Queensland Gallery of Modern Art's Andy Warhol exhibition; and
- **youth** – for example, the AFL's Central Australia football team which develops young indigenous people.

An important part of Santos' sponsorship program is the Santos Community Fund, which provides financial and in-kind support to organisations that benefit the community in the areas of health, the environment and building social capacity.

The fund brings together all the contributions Santos makes to community-based organisations and also provides additional support to Santos employees who volunteer their own time and resources to improve the community.

Santos made contributions to 24 organisations through this community fund during 2007, including the Children's Medical Research Centre, DeafBlind Association, Juvenile Diabetes Research Foundation and Queensland Cancer Fund.

Santos' longest-standing community support program is in the Cooper Basin which straddles the South Australia–Queensland border. Santos participates in and supports events such as the Cooper Cup Cricket Challenge and the Outback Car Trek that benefit the largely landholder population.

The combined efforts of Santos, its employees and contractors, and the Cooper Basin community raised $100,000 in 2007 for the Royal Flying Doctor Service: an essential service for outback communities.

The Yard Dogs Association, a volunteer group of Cooper Basin employees and contractors, raised $70,000 in 2007 for Camp Quality, an organisation that supports young people and their families living with cancer.

Engaging with stakeholders

During 2007, Santos documented its approach to stakeholder relations in a draft Community Policy and an associated set of management standards to be incorporated into the company's Environment, Health and Safety Management System.

The policy and standards are expected to be formally introduced in 2008 and will guide future community investment and stakeholder engagement activities.

Santos consults with members of the community in areas where its work programs may affect them. This helps identify the impact of Santos' activities on social infrastructure; for example, the purchase of local goods and services, and impacts on road use or resident amenity.

In eastern Queensland and the Cooper Basin, Santos' landholder liaison employees have regular interaction with the landowners in the vicinity of Santos' exploration and production activities.

In the Gippsland area of Victoria, Santos participates in a stakeholder engagement program relating to the Patricia-Baleen gas plant. The centrepiece of this program is the Community Advisory Committee which meets regularly to discuss relevant issues.

Santos also has an extensive stakeholder consultation program in Indonesia, which is discussed on page 24.


South Australia 71.0
Queensland 16.7
Northern Territory 1.7
Western Australia 1.0
Victoria 0.1
Indonesia 9.1
India 0.2
Papua New Guinea 0.1
Vietnam 0.1
Location of employees 2007
%

Workforce composition 2007
Head count

Employee	Full-time	1,665
	Part-time	65
	Graduate program	65
Contractors		250
External service providers		1,639
		3,684


8
6
4
2
0
2003
2004
2005
2006
2007
Voluntary employee turnover
%


Workforce gender profile 2007
%
Board of Directors 86 14
Strategic leader 94 6
Functional leader 95 5
Team leader 90 10
Senior technical specialist 92 8
Technical specialist 81 19
Team member 78 22
Total 82 18
Male
Female


Workforce age profile 2007
%
Under 30 years old 13.8
30 to 50 years old 61.9
Over 50 years old 24.3

Workforce training 2007

Category	Total employees	Average training hours per employee
Strategic leader	17	11.4
Functional leader	78	10.3
Team leader	210	25.9
Senior technical specialist	108	13.3
Technical specialist	364	29.7
Team member	1,009	85.3

Creating indigenous partnerships

Santos recognises and acts upon its responsibility to native title claimants and understands the importance of identifying and protecting cultural heritage.

Santos has had a long and successful relationship with indigenous stakeholders. The company worked with 15 native title groups during 2007 and spent more than $5.5 million as part of cultural heritage and native title processes.

A focus for 2008 is to lay the groundwork for the negotiation of native title and cultural heritage agreements for Santos' Gladstone LNG project. Santos has engaged three indigenous employees to help manage project negotiations.

During 2007, Santos also began to develop an Aboriginal Engagement Policy. A proactive approach to native title and cultural heritage, the policy broadens the areas in which Santos interacts with indigenous Australian communities.

This policy will provide the basis for sustainable long-term relationships between Santos and indigenous communities and will deliver commercial efficiencies for Santos.

The policy will aim to establish programs to provide long-term targeted support and help bring consistency to Santos' agreements, leading to mutually beneficial outcomes for all parties.

OUR PEOPLE

Developing leadership

Santos' approach to leadership is central to developing capability, fostering an achievement-oriented culture and strengthening employee commitment.

The company works to develop leadership skills to meet future challenges such as industry consolidation, strong competition for skills in the marketplace, expectations of recruits, new technology, increasing governance and public reporting issues and rapidly changing workplace demographics.

The Santos Board oversees the continuity of executive leadership for the organisation through succession planning for key roles. Ongoing development of leadership potential at other levels of the organisation ensures long-term depth of leadership capacity.

Structured approach builds capabilities

The Santos Capability Framework, which sets out an organisation's capabilities and competencies, was further developed during 2007.

The framework will underpin all human resources initiatives from recruitment to employee development, enabling individuals and their managers to focus development discussions on the most important capabilities and competencies.

The process of applying the Capability Framework began in 2007 through executive leadership assessments and tailored development plans.

Further implementation of this approach will occur in 2008, and leadership and management training programs will also be delivered from the core learning curriculum.

Santos' graduate program is also an integral part of the company's capability development strategy. The company has an active graduate program in the industry, designed to attract and retain the best graduates by offering them career path opportunities.

Each year, approximately 15 engineering and geoscience university graduates are selected for the three-year program. They are given training and career development opportunities while working in a structured job rotation program.

Training for the future

Development and training at Santos addresses specific skills for individuals and learning that the company considers core to its business.

In 2007, employees participated in more than 105,000 hours of training. The expenditure on all forms of training attendance totalled $4.35 million, and $120,000 was spent to support independent tertiary study through Santos' study assistance program.

Competency-based training was an important training focus in 2007 for field operations. This training is externally accredited under the Australian Qualifications Training Framework and includes on-the-job competency and skills assessment for operators and supervisors.

During 2007, Santos issued 37 level III and IV certificates and engaged 12 apprentices.

Santos was also the recipient of the Commonwealth Minister for Vocational and Further Education's Runner-Up Award for Excellence for Employers of Australian Apprentices for the Adelaide Region.

Creating the culture for success

During 2007, Santos continued the practice of having the Managing Director and senior leadership conduct face-to-face communication sessions to inform employees about business direction, strategy and performance.

Building an achievement-oriented culture at Santos is an important objective. The majority of employees participate in the annual performance review process. Half of the annual performance review assesses for behaviour that is consistent with Santos' values (see inside cover).

The performance review provides valuable two-way communication between employees and their manager to assess performance against agreed objectives. It also provides a forum to identify professional development needs, career planning and future opportunities.

To improve the quality of this exchange, a number of programs were developed and presented to leaders during 2007 to develop skills in coaching for performance and giving and receiving feedback. These programs will continue to be implemented in 2008.

Short-term variable remuneration is driven by company and individual performance while long-term variable remuneration, applicable to the company's executive, is linked to shareholder wealth creation.

Executive remuneration processes and initiatives are overseen by the Remuneration Committee of the Board, which ensures broad company and shareholder interests are represented.

Growing employee commitment

Strong employee commitment correlates with business measures such as productivity and retention, customer satisfaction, total shareholder return and sales growth.

Santos measures employee commitment every two years, using the intervening year to implement findings from these surveys. The 2006 survey conducted by an international research organisation showed that employee commitment was positive and had improved.

Santos continued to implement programs during 2007 to improve employee commitment. Change management was identified via employee feedback as an area for further improvement and during 2007 Santos developed tools and education materials for the effective management of change.

Santos has recognised the increasing importance of flexible work options in maintaining a diverse, adaptable and highly committed workforce. Therefore a range of additional work/life policies and tools were developed in 2007.

The Queensland Resources Council awarded Santos the 2007 High Achievement Resources Award for Women, Best Company Initiative. The award recognised Santos' policies and practices that have attracted and retained women in the company's coal seam gas business.

New head office exemplifies sustainability

Santos relocated to a new Adelaide head office during 2007 in a move that is a tangible expression of the company's commitment to sustainability.

Designed with a long-term horizon, the new Santos Centre provides a safe, environmentally-responsible workplace that helps employees work effectively together. It also embodies the cultural change that has occurred over recent years with a design that reinforces Santos' values.

Santos Centre met its objective of being a satisfying and productive workplace because it grew out of the ideas and aspirations of Santos' people. A comprehensive consultation process resulted in the final design which reflects, in small and large ways, the input of hundreds of employees.



Sustainability in practice at Santos Centre

- 90% of rubber floor surfaces from recycled car tyres.
- 85-year-old timber, recycled from a Queensland railway bridge, in flooring.
- 97% of workstations and chairs made from recycled material, or are recyclable.
- 2,800 plants to absorb carbon dioxide and release oxygen.
- Automatic louvres to allow natural light while reducing energy demand for cooling.
- Motion detection controls for lights in meeting rooms and for after hours.
- Employee gymnasium.
- 100 bike parks for cyclists to improve fitness and reduce vehicle use.
- Healthy food choices available from on-site café.
- Open plan design to improve communication.
- Central atrium stairs to encourage incidental exercise at work.


Total recordable case frequency rate
Recordable injuries per million hours worked
15
12
9
6
3
0
2003
2004
2005
2006
2007
Contractor
Combined
Employee


Random drug & alcohol test results 2007
Positive test results %
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Drugs
Alcohol
Contractor
Combined
Employee

These results are considered to be lower than industry and community averages.

The guiding principle for the design and fit-out was to minimise the impact on the environment during:

- **construction** – through, for example, the use of low volatile organic compound materials and recycled materials; and
- **ongoing operation** – through energy efficient design and recycling programs.

As a condition of its lease with the building's owners, Santos prescribed that the base building design had to achieve at least a five-star Green Star rating by the Green Building Council of Australia. This rating was achieved, with the building achieving five-star Green Star ratings for the 'Office Design' and 'Office Design As Built' rating criteria.

Santos is seeking a five-star Green Star rating for the 'Office Interiors' criteria for the fit-out of the building. The rating is expected to be awarded in May 2008.

These ratings put Santos Centre's green credentials ahead of most commercial buildings in Australia. The benefits of a green building include better indoor air quality, reduced energy use and greenhouse gas emissions, reduced water consumption and improved operating costs.

The Greening the Office Committee, formed in 2001 by employee volunteers, is stewarding the maintenance and, where possible, improvement of Santos Centre's environmental performance.

The committee worked with Santos' Facilities Management team during 2007 to develop a 'Greening Dashboard' of statistics on Santos' Centre's environmental performance. Energy consumption, greenhouse gas emissions, waste recycling and other indicators are communicated with employees to encourage environmentally-responsible behaviour.

HEALTH AND SAFETY

Creating a healthy workforce

Santos has an active program to manage the health and wellbeing of personnel by creating an environment where personnel are educated and motivated to improve their health, wellbeing and fitness for work.

Santos recognises that being healthy, happy and fit is good for the individual and good for the company. So in 2006 the company undertook its first workforce health check, inviting employees and contractors to voluntarily undergo a health assessment.

The health checks identified a relatively high percentage of personnel with risk factors for heart disease, diabetes and obesity such as high blood glucose, poor dietary habits and high blood pressure. While the results were of concern, this finding reflects the health issues in the general community.

The Santos health and wellbeing program aims to reduce the incidence of the health issues and support people who are already effectively managing their health.

The most important outcome of the program is happier and healthier employees in the office and at home. An added bonus is reduced absenteeism and increased productivity in the workplace.

In 2007, the health and wellbeing program focused on nutrition, health and weight loss. Seminars on healthy eating, losing weight, exercise and understanding health factors such as blood pressure, cholesterol and weight were held in offices and the field locations.

This program is achieving some outstanding results for employees and contractors with participation rates continually rising.

The use of drugs – both legal and illegal – and alcohol, when used in the workplace, represents an unacceptable health and safety risk.

The company has in place a comprehensive drug and alcohol testing program supported by a confidential rehabilitation and management program for people who breach this policy.

To support this position, and help employees and contractors understand the consequences of drugs and alcohol, Santos ran a company-wide awareness program during 2007 to encourage healthy lifestyle practices.

Fatigue has also been identified as a root cause of many serious workplace accidents. It can result from long shifts, reduced breaks and monotonous work, or lifestyle and health factors such as late nights, insomnia, sleep apnoea and disturbed sleep.

Santos established a joint employee/employer working group to review the fatigue data and to steward ongoing initiatives, such as creating an information DVD that was developed for employees.

The DVD demonstrates the causes of fatigue and provides useful information about how to recognise and avoid it.

Santos is also conducting an analysis of rosters and work patterns to assess fatigue levels and target future strategies.

Health and wellbeing isn't just about physical health. It's also about mental health. Santos employees and their families have access to confidential counselling via the Santos Employee Assistance Program. Psychological support is provided for a range of issues including relationship difficulties, stress, and drug and alcohol problems.

Safety improved

During 2007 Santos improved safety through the successful implementation of new standards on process safety and achieving a reduction in the rate of injuries.

Injury rate as measured by total recordable case frequency rate (TRCFR) fell by 17% to 5.3 in 2007 and was also better than Santos' 2007 target by 9%.

This performance improvement in 2007 was an excellent achievement and a reflection of the hard work put in by many people.

Santos has an extensive work program in 2008 with a record number of projected work-hours for employees and contractors. This represents a very large amount of development work that will take place through drilling, petroleum engineering and project activity. At the same time Santos is challenging the organisation to target its best ever TRCFR performance with a target of less than 4.8 for 2008.

Hand and finger injuries continue to be the major injury type, accounting for up to half of all injuries. To address this, Santos launched an awareness program in 2007 including a hand hazard identification and glove selection program which aims to reduce the number of incidents and the severity of the injury.

The program was based on research into how hand injuries occur and consultation with field-based employees.

There were an unacceptably high number of safety incidents involving contractors in 2006. Consequently in 2007, Santos worked with contractor companies to arrest this concerning trend. As a result, contractor safety performance improved by 25%.

Santos' field operations cover hundreds of square kilometres and pose an ongoing driver safety risk. A defensive driving program, entitled Safe Drive, was launched in 2007. Targeting all employees and their families, the program showed people how to drive defensively to prevent vehicle incidents.

Safe Drive was supported by the installation of in-vehicle monitoring systems for all vehicles to provide feedback to help change and improve driving behaviour.

Directors recognise EHS top performers

Each year the Santos Board holds the Directors' Environment, Health and Safety Awards to recognise innovation, improvement and excellent performance by employees and contractors. In 2007 the winners were:

- **Best Overall Environmental Performance** – awarded to the Onshore Australian Drilling team for its success in reducing drilling lease disturbance;
- **Best Overall Health and Safety Performance** – awarded to the Offshore Drilling and Completions team for achieving two years recordable injury-free;
- **Best Environmental Project or Innovation** – awarded to the Production Central South-West Queensland team for its development of a sludge tank to reduce sludge formation; and
- **Best Health and Safety Project or Innovation** – awarded to contractor Easternwell Services for its design and manufacture of an automated hydraulic pipe handler which eliminates significant manual handling exposure.



Santos programs helped employees to achieve and maintain a healthy lifestyle

- More than 250 employees joined weight reduction programs.
- Results of health checks indicated 76% of staff who had joined weight loss programs had lost or maintained weight.
- All Santos sites installed new gym facilities and/or equipment.
- 19% increase in voluntary health checks at all Santos sites.
- Health expo and information seminars held on weight loss, fitness, healthy eating and stress management.
- Several health information programs were created for employees' families.
- $10,000 raised for the Juvenile Diabetes Research Foundation as part of employees' Walk the Moomba Pipeline competition.
- More than 4,000 random drug and alcohol tests conducted at office and field sites.

Employees increased commitment to health and wellbeing programs 2007

Number of employees in attendance



1,400
1,200
1,000
800
600
400
200
0
Health expo
Women's and men's health
Healthy eating
Biggest loser comp.
Weight and fitness
Understanding your health
Health checks
Office stress and health
Field nutrition

Focus on climate change



Addressing climate change

Climate change is an unprecedented global issue requiring significant resources to meet the complex environmental, energy, economic and political challenges.

As a global stakeholder in the energy business, Santos recognises that one of its most important environmental responsibilities is to pursue strategies that address the issue of greenhouse gas emissions.

Natural gas will play a pivotal role in helping Australia's economy move to a cleaner energy portfolio. Natural gas has approximately half the greenhouse intensity and only uses a minute fraction of the water that coal-fired electricity requires.

Reducing emissions intensity

Santos is actively pursuing an emission intensity reduction target of 20% by 2008, from 2002 levels.

Greenhouse gas and energy efficiency hazard standards under the Environment, Health and Safety Management System provide direction to Santos operations for the measurement and management of emissions and energy. Santos continues to deliver energy efficiency improvements with a number of projects identified in 2007. An example of this includes the Moomba Gas Recovery project which will divert gas from flaring.

Santos also continues to participate in the Yellowbank Gas Flare project where, in partnership with Origin Energy, credits were verified on the Greenhouse Friendly Register.

Santos is committed to reporting and disclosing its climate change performance and meets numerous reporting commitments including:

- quarterly reports to the Environment, Health, Safety and Sustainability Committee of the Board;
- Santos' website and Annual and Sustainability Reports;
- Commonwealth Challenge Plus program;
- Carbon Disclosure Project;
- annual reporting of air emissions to the National Pollution Inventory; and
- periodic review by external audit of Santos' climate change management.

Santos' performance in 2007 was recognised when it was named in the Goldman Sachs JBWere ASX Climate Disclosure Leadership Index.

Australian Business & Climate Group

During 2007, a group comprising Santos and eight other leading companies called for an urgent strategy on low emission technology to help reduce greenhouse gas emissions.

The Australian Business & Climate Group said that urgent development of a national low emission technology strategy is required to complement an Australian emissions trading scheme.

The group recommended the development of a national climate change response to address five main elements: global action, emissions trading, complementary measures, low emission technology strategy, and an adaptation strategy.

In the report, Stepping Up: Accelerating the Deployment of Low Emission Technology in Australia, the companies collaborated to specifically review and recommend


Santos share greenhouse gas emissions
Million tonnes CO_2-e
4.4
4.3
4.2
4.1
4.0
3.9
3.8
3.7
3.6
3.5
2003
2004
2005
2006
Australia
United States
PNG
Indonesia


Santos greenhouse gas intensity
Greenhouse emissions per unit of production
0.65
0.60
0.55
0.50
0.45
0.40
0.35
2002
2003
2004
2005
2006
2007
2008
Actual
Forecast
Target

Santos is on track to meet its greenhouse gas emissions intensity reduction target. 2007 emissions are verified mid year, after the publication of this report.

left
Ian Neville, Unit Controller, Moomba control room.

Proposed storage of CO_2 in the Cooper Basin


1
2
3
4
300 metre
impenetrable rock cap

Underground CO_2 storage solution more than 2.5 kilometres below the surface.

1. Once the CO_2 has been captured from the source it will be compressed to reduce it to a super-critical liquid ready for transportation.
2. The liquid CO_2 is then injected at high pressure into the subterranean reservoir thousands of metres underground.
3. An impenetrable rock cap will hold the CO_2 in place.
4. The injection wells are capped and over centuries the CO_2 will combine with water to form harmless minerals.

mechanisms needed to drive the development of transformational technologies critical if future emissions targets are to be met.

The group identified six types of barriers to the commercialisation of low emission technology: community acceptance, regulatory uncertainty, technology demonstration funding, public/private partnership frameworks, infrastructure development, and skills deficits.

The group says Australia cannot afford a fragmented approach. Government and business needs to work more closely to drive essential technological change and make the necessary investment.

The report and more information about the group are at the website www.businessandclimate.com.

Moomba Carbon Storage

A Santos initiative has the potential to establish Australia as a leader in climate change technology through the geological sequestration of greenhouse gases.

The first phase of this $700 million-plus project is designed to demonstrate the technical and commercial feasibility of securely storing CO_2 in depleted oil and gas reservoirs in the Cooper Basin.

This component would harness Santos' existing basin knowledge and expertise to sequester CO_2 emissions associated with the Moomba oil and gas processing plant operations.

Santos has developed considerable experience in underground gas storage over the past 15 years. The company stores sales gas in depleted reservoirs at Moomba during off-peak production periods.

It is anticipated that approximately one million tonnes per annum of CO_2 – equivalent to taking 250,000 cars off the road per year – would be sequestered during the first phase which can commence as early as 2010.

Subject to the success of the demonstration phase, the Moomba Carbon Storage project would then be scaled up to serve as a regional, multi-user carbon storage hub serving eastern Queensland and the Hunter Valley region in New South Wales. It is projected that storage volumes could exceed 20 million tonnes of CO_2 each year for more than 50 years.

Moomba's central Australian location, proven geology and connection to existing infrastructure makes it uniquely positioned to become a major near-term carbon storage solution for eastern Australia. Its proximity to renewable energy companies also provides a potential link that would help to incubate solar thermal or geothermal technologies in the Cooper Basin.

The development of Moomba Carbon Storage would facilitate Australia's emergence as a world leader in carbon sequestration – allowing Australia to continue to reap the benefits of its endowment of fossil fuels while reducing CO_2 emissions.

Santos Australian greenhouse gas emissions

'000 tonnes CO_2-e


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
Santos operated sites
Santos share

The following total greenhouse gas ('greenhouse') emissions relate to Santos' Australian exploration and production operations for the year ended 31 December 2006:

Total greenhouse gas emissions[1] = 4,671,810 tonnes of carbon dioxide equivalents*

Notes:

1. Santos' total greenhouse emissions comprise greenhouse emissions from direct sources, including stationary combustion, process emissions (including flaring and venting) and fugitive emissions from oil and gas exploration and production facilities within Australia that Santos operates.

Santos has determined total greenhouse emissions using the Australian Petroleum Production and Exploration Association spreadsheet calculation tool and emission factors and other relevant methods such as engineering mass balance calculations.

* This amount has been subject to independent limited assurance by Ernst & Young in accordance with Australian Auditing and Assurance Standard ASAE 3000 'Assurance Engagements other than Audits or Reviews of Historical Financial Information'. See www.santos.com/sustainability2007 for their Independent Limited Assurance Report.

GRI and IPIECA/API index

Santos' 24 sustainability indicators are based on the Global Reporting Initiative (GRI) G3 reporting guidelines and the International Petroleum Industry Environmental Conservation Association (IPIECA) and American Petroleum Institute (API) reporting guidance.

Below is an index referencing Santos' 24 sustainability indicators, the international guidelines and relevant pages of this report. This report provides a succinct overview of Santos' performance against these indicators.

Further detail on many of these indicators is provided in the Annual Report and the Santos website at www.santos.com/sustainability2007.

Santos sustainability indicators	GRI G3 guidelines	IPIECA/API guidance	Santos Sustainability Report 2007
Environment			
– Air quality	EN19, 20	ENV-A6, 4	p.37*
– Biodiversity and land disturbance	EN11, 12, 13, 14, 15	ENV-A9	p.9, 19
– Climate change management	EN3, 4, 5, 6, 7, 16, 17, 18, EC2	ENV-3, 4, A6, 5, A8	p.9, 36–38**
– Incidents and spills	EN23, 25, 28	ENV-1, A1, A2	p.21
– Waste management	EN22, 24	ENV-A3, A4, A5	p.19, 21, 22
– Water resources	EN8, 9, 10, 21, 25	ENV-2, A7	p.9, 15, 20, 21
Community			
– Community wellbeing	SO1, EC9	SOC-8, A3, A4, A5	p.23–25, 31–32
– External stakeholder engagement	–	SOC-8	p.31
– Indigenous rights and cultural heritage	HR9	SOC-A6, A7	p.32
– Product responsibility and reputation	EN26, 27, PR1, 2, 3, 4, 5, 6, 7, 8	–	p.28–29
– Social infrastructure	EC8	SOC-A4	p.24, 31
– Transparency and disclosure	SO2, 5, 6, 7	SOC-A1, 2, 3	p.28, Annual Report
Our people			
– Governance and policy	SO3, 4, 8, HR1, 2, 5, 6, 7, PR9, LA9	SOC-1, 6, 7, 9, ENV-6	p.27–28, Annual Report
– Health and wellbeing	LA8	H&S-1, 2, 3, 4, 5	p.21, 29, 34–35
– Safety	LA6, 7, HR8	H&S-1, 4	p.13, 21, 22, 28, 29, 34–35
– Workforce capability	LA10, 11, 12	SOC-5, A3	p.31–34
– Workforce composition, culture and commitment	LA1, 2, 13, 14, HR3, 4, EC7, LA5	SOC-4, A2	p.31–34
– Workforce remuneration and benefits	LA3, 4, EC3, 5	ECO-A2	p.31–34
Economic			
– Business partnerships' performance	–	–	Annual Report
– Financial performance	EC1, 4	ECO-1, A1, 2, A3	p.30, Annual Report
– New project development and acquisitions	–	–	Annual Report
– Research and development	EN30	–	p.29
– Risk management	–	–	p.13, 28
– Supply chain performance	EN1, 2, 26, 29, EC6	ECO-3	p.29–30

* National Pollution Inventory www.npi.gov.au
** Carbon Disclosure Project www.cdproject.net

Glossary

barrel/bbl
The standard unit of measurement for all production and sales. One barrel = 159 litres or 35 imperial gallons.

biodiversity
The natural variability of plants and animals, and the environments in which they live.

boe
Barrels of oil equivalent. The factor used by Santos to convert volumes of different hydrocarbon production to barrels of oil equivalent.

the company
Santos Ltd and its subsidiaries.

condensate
A natural gas liquid that occurs in association with natural gas and is mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

crude oil
A general term for unrefined liquid petroleum or hydrocarbons.

cultural heritage
Definitions of cultural heritage are highly varied. Cultural heritage can be considered to include property ('things' such as landscapes, places, structures, artefacts and archives) or a social, intellectual or spiritual inheritance.

exploration
Drilling, seismic or technical studies undertaken to identify and evaluate regions or prospects with the potential to contain hydrocarbons.

geoscience
Scientific disciplines related to the study of the earth.

greenhouse effect
The trapping of heat by certain gases in the earth's atmosphere in the same way that the glass in a greenhouse prevents heat from escaping and warms its internal environment.

greenhouse gas
A gas that contributes to the greenhouse effect by absorbing infrared radiation.

hazard
A source of potential harm.

hydrocarbon
Compounds containing only the elements hydrogen and carbon, which may exist as solids, liquids or gases.

liquids
A sales product in liquid form; for example, condensate and LPG.

LNG
Liquefied natural gas. Natural gas that has been liquefied by refrigeration or pressure in order to store or transport it. Generally, LNG comprises mainly methane.

LPG
Liquefied petroleum gas. A mixture of light hydrocarbons derived from oil-bearing strata which is gaseous at normal temperatures but which has been liquefied by refrigeration or pressure to store or transport it. Generally, LPG comprises mainly propane and butane.

lost time injury frequency rate (LTIFR)
A statistical measure of health and safety performance. A lost time injury is a work-related injury or illness that results in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. LTIFR is calculated as the number of lost time injuries per million hours worked.

market capitalisation
A measurement of a company's stock market value at a given date. Market capitalisation is calculated as the number of shares on issue multiplied by the closing share price on that given date.

medical treatment injury frequency rate (MTIFR)
A statistical measure of health and safety performance. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

mmboe
Million barrels of oil equivalent.

oil
A mixture of liquid hydrocarbons of different molecular weights.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}.

sales gas
Natural gas that has been processed by gas plant facilities and meets the required specifications under gas sales agreements.

Santos
Santos Ltd and its subsidiaries.

seismic survey
Data used to gain an understanding of rock formations beneath the earth's surface using reflected sound waves.

top quartile
Top 25%.

total recordable case frequency rate (TRCFR)
A statistical measure of health and safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked.

Conversion

crude oil
1 barrel = 1 boe

sales gas
1 petajoule = 171,937 boe

condensate/naphtha
1 barrel = 0.935 boe

LPG
1 tonne = 8.458 boe

For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

About this report

Sustainability reporting is one component of Santos' framework for managing sustainability. This report is a concise summary, which complements information contained in Santos' Annual Report and other communication media such as the Santos website www.santos.com.

All reasonable effort has been made to provide accurate information in this Sustainability Report but Santos does not warrant or represent its accuracy. Anyone seeking to rely on information in this report or draw detailed conclusions from the data should contact Santos' Principal Sustainability Adviser via email susie.smith@santos.com.

Independent verification statement

To the Board, Management and Stakeholders of Santos Limited (Santos):

Santos commissioned Net Balance Management Group Pty Ltd (Net Balance) to provide a statement, representing our independent opinion on the integrity of information presented within the Santos Sustainability Report 2007 (the 'report'). The report presents Santos' sustainability performance over the period 1st January 2007 to 31st December 2007. Santos was responsible for the preparation of the report and Net Balance's statement represents the verification team's independent opinion.

The objective of the verification process is to provide Santos and its stakeholders with an independent opinion on the accuracy of the information presented within the report. Our verification team is led by a Lead Sustainability Assurance Practitioner (Lead CSAP) accredited by the Independent Register of Certified Auditors (IRCA UK).

Based on the scope of the verification process, Net Balance is satisfied that the report is an appropriate representation of Santos' sustainability performance during the reporting period.

For additional information on the verification process, limitations, our opinion and recommendations, please refer to the full independent verification statement which can be found at www.santos.com/sustainability2007.

On behalf of the verification team
22nd February 2008
Melbourne, Australia



Terence Jeyaretnam
Director, Net Balance & Lead CSAP (IRCA UK)

Paper and printing of the Sustainability Report

This report is printed on Monza Recycled paper, which contains elemental chlorine-free (ECF) recycled fibre and fibre from sustainable plantation forests.

The paper is certified by the Forest Stewardship Council (FSC), which promotes environmentally appropriate, socially beneficial, and economically viable management of the world's forests.

The report was printed by Vega Press, one of a small number of printers in Australia certified by the FSC to continue the chain of custody when printing on FSC-certified paper.

Vega Press is certified for ISO 14001:2004 (Environmental Management Systems).

The printing process uses digital printing plates which eliminate film and associated chemicals. The vegetable-based inks use renewable sources such as flax, rather than the traditional mineral oils which emit higher volumes of greenhouse gases.

Help save paper by reading this report online

An electronic version of this report is available on Santos' website www.santos.com/sustainability2007. Shareholders who do not require a printed Sustainability Report, or who receive more than one copy due to multiple shareholdings, can help reduce the number of copies printed by advising the Share Register in writing of changes to their report mailing preferences.

Shareholders who choose not to receive a printed report will continue to receive all other shareholder information, including notices of shareholders' meetings.

Feedback

Santos welcomes feedback on this Sustainability Report. Please complete the feedback form on Santos' website at www.santos.com/sustainability2007.



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Santos

Corporate directory

Santos Ltd
ABN 80 007 550 923

Registered and Head Office

Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5050

Share Register

Ground Floor Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 61 8 8116 5000
Facsimile: 61 8 8116 5950

Offices

Brisbane
Level 14 Santos House
60 Edward Street
Brisbane Queensland 4000
Telephone: 61 7 3228 6666
Facsimile: 61 7 3228 6700

Perth
Level 28 Forrest Centre
221 St Georges Terrace
Perth Western Australia 6000
Telephone: 61 8 9460 8900
Facsimile: 61 8 9460 8971

Port Bonython
PO Box 344
Whyalla South Australia 5600
Telephone: 61 8 8640 3100
Facsimile: 61 8 8640 3200

Roma
39 Currey Street
Roma Queensland 4455
Telephone: 61 7 4622 2400
Facsimile: 61 7 4622 3476

Hanoi
Santos Vietnam Pty Ltd
Suite 701 Level 7
39 A Ngo Quyen
Hanoi Vietnam
Telephone: 84 4 220 6000
Facsimile: 84 4 220 6002

Jakarta
Santos Asia Pacific Pty Ltd
Level 4 Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6221 JKS GN
Jakarta 12060 Indonesia
Telephone: 62 21 2750 2750
Facsimile: 62 21 720 4503

New Delhi
Santos International
Operations Pty Ltd
Suite 1907 Level 19
Shangri-La Hotel
19 Ashoka Road
Connaught Place
New Delhi 110 001 India
Telephone: 91 11 4119 6900
Facsimile: 91 11 4119 1908

Port Moresby
Barracuda Ltd
Level 8 Pacific Place
Cnr Champion Parade and
Musgrave Street
Port Moresby
Papua New Guinea
Telephone: 675 321 2633
Facsimile: 675 321 2847

Useful email contacts

Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

Website

www.santos.com

Santos

Notice of Annual General Meeting



Notice is hereby given that the Annual General Meeting of members of Santos Limited will be held at the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide, South Australia on Friday 2 May 2008 at 10.00 am.

Santos Limited ABN 80 007 550 923

ORDINARY BUSINESS

1. To receive and consider the Financial Report for the year ended 31 December 2007 and the reports of the Directors and the Auditor thereon.

2. **To elect or re-elect Directors**

   (a) Mr Peter Roland Coates who was appointed a Director on 18 March 2008, retires in accordance with Rule 34(b) of the Company's Constitution and, being eligible, offers himself for election.

   (b) Mr Kenneth Alfred Dean retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

   (c) Mr Richard Michael Harding retires by rotation in accordance with Rule 34(c) of the Company's Constitution and, being eligible, offers himself for re-election.

3. **Remuneration Report**

To consider and, if thought fit, pass the following non-binding resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 31 December 2007 be adopted".

Note: The vote on this resolution is advisory only.

SPECIAL BUSINESS

4. **Directors' Fees**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, pursuant to Rule 36(a) of the Company's Constitution, the aggregate amount of remuneration that may be paid in any financial year to the Company's non-executive Directors be increased from $1,500,000 to $2,100,000, with effect from 1 January 2008".

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolution 4 by Directors and any of their associates, unless the vote is cast by a person:

- entitled to vote in accordance with the directions on the proxy form; or

- chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

VOTING ENTITLEMENT

The Board has determined in accordance with the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at 5.00 pm (Adelaide time) on Wednesday, 30 April 2008.

By Order of the Board

J L Baulderstone
Secretary

Ground Floor
Santos Centre
60 Flinders Street
Adelaide, South Australia, 5000

28 March 2008

EXPLANATORY NOTES

1 Financial and Statutory Reports

As required by section 317 of the Corporations Act 2001, the Financial Report and the reports of the Directors and the Auditor for the financial year ended 31 December 2007 will be laid before the meeting.

During this item of business, shareholders will be given a reasonable opportunity to ask questions and make comments about the reports and the business and management of the Company. Shareholders will also be given a reasonable opportunity to ask a representative of the Company's Auditor, Ernst & Young, questions in relation to the conduct of the audit (including the independence of the Auditor), and the accounting policies adopted by the Company.

2 Election and re-election of Directors

Following a recommendation from the Nomination Committee of the Board, the Board appointed Mr Peter Roland Coates as a Director on 18 March 2008. Mr Coates is now standing for election at the first Annual General Meeting following his appointment, in accordance with Rule 34 of the Company's Constitution.

Rule 34 of the Company's Constitution also specifies that at every Annual General Meeting of the Company, one third of the Directors who have been longest in office since the date of their last election or appointment (excluding the Managing Director and any Director not yet elected) must retire. No Director may hold office without re-election beyond the third Annual General Meeting following the meeting at which the Director was last elected or re-elected. Accordingly, Mr Kenneth Alfred Dean and Mr Richard Michael Harding will each retire and seek re-election at the Annual General Meeting.

Details of each of the Directors standing for election or re-election are set out below:



Mr Peter Roland Coates

BSc (Mining Engineering). Age 62.

Peter Coates was appointed as an independent non-executive Director on 18 March 2008.

Mr Coates brings to the position extensive international experience, having grown a global business in the highly competitive mining sector through successful mergers and acquisitions. While doing so, he also played a key role in the development of industry leading workplace reporting and governance standards, for numerous joint venture partnerships and other UK and Australian listed companies.

Mr Coates held the position of Chief Executive Officer of Xstrata Coal, Xstrata plc's global coal business, since the company's inception as Glencore Coal in 1994 and throughout its transition to Enex Resources Ltd in 2001 and subsequent acquisition by Xstrata plc in 2002, until his retirement from the position in December 2007. Under his leadership, Xstrata Coal grew to become the world's leading exporter of thermal coal and a significant producer of coking coal, with more than 30 operations across South Africa, Australia and the Americas. Mr Coates has been Chairman of Xstrata Australia since January 2008.

In addition to his considerable coal industry experience, gained in Australia and South America, Mr Coates has also occupied senior positions in other commodities industries including nickel, iron ore and bauxite during his 40 years' experience in the mining sector.

Mr Coates is the immediate past Chairman of the Minerals Council of Australia and a past Chairman of the NSW Minerals Council and the Australia Coal Association. He was a director of these and other industry bodies during his role as Chief Executive of Xstrata Coal. He was also a member of the APEC 2007 Business Consultative Group and the Prime Minister's Emission Trading Task Group. Mr Coates is a current member of the Business Council of Australia.

The Nomination Committee proposed Mr Coates' appointment following an extensive search and review process for potential new Directors. In appointing Mr Coates, the Board took into

account the complementary skills and experience he would bring to the Board. Having been appointed as a Director on 18 March 2008, Mr Coates is required to seek election at this Annual General Meeting.

Mr Coates says: *"Santos is extremely well positioned to take advantage of the soaring energy demands of the developing world in the years ahead and I am excited to be joining a dynamic leadership team with a strong vision for the Company's strategic growth.*

"I believe my experience in the broader world energy marketplace and the experience gained in building Xstrata Coal to become the world's largest thermal coal exporter through organic and acquisitive growth strategies will enable me to provide a significant contribution to the future direction of Santos."

The Board (with Mr Coates abstaining) recommends that shareholders vote in favour of the election of Mr Coates.



Mr Kenneth Alfred Dean

BCom (Hons), FCPA, MAICD. Age 55.

Ken Dean was appointed as an independent non-executive Director on 23 February 2005. He is Chairman of the Audit Committee and a member of the Finance Committee of the Board. He has also been a Director of Santos Finance Ltd since 30 September 2005.

Mr Dean has over 33 years of financial experience in the international oil and gas industry. During his career he has held senior executive positions in Treasury, Audit, Accounting, IT and financial and corporate services. He is a Fellow of CPA Australia and a member of the Australian Institute of Company Directors.

He is Chief Financial Officer of Alumina Ltd and since October 2005 he has been an alternate director of Alumina Ltd and non-executive director of Alcoa of Australia Ltd, Alcoa World Alumina LLC and related companies. He is one of five members of the Strategic Council of Alcoa World Alumina and Chemicals.

His previous directorships include Shell Australia Ltd (1997 – 2001) and Woodside Petroleum Ltd (1998 – 2004). Mr Dean was formerly Chief Executive Officer of Shell Financial Services, a division of Shell International Ltd, and a member of the La Trobe University Council.

A Board review was conducted in late 2007, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Dean as a candidate for re-election.

Mr Dean describes the role of non-executive directors as *"much more than a necessary part of the legal governance of major companies. The business and technical perspectives brought by well-qualified independent directors greatly expand the capacity of the Company to develop and capture business opportunities.*

"I bring deep experience of commercial and financial management in the oil and gas industry, combined with wide, current involvement in international resources industries and economies, global financial markets and Australian and international accounting issues. With an understanding of the risks and opportunities in this industry, and with the experience, confidence and commitment to manage them, I will be pleased to continue to work on behalf of Santos shareholders to strengthen and grow the Company."

The Board (with Mr Dean abstaining) recommends that shareholders vote in favour of the election of Mr Dean.



Mr Richard Michael Harding

MSc. Age 58.

Mike Harding was appointed as an independent non-executive Director on 1 March 2004. He is Chairman of the Environment, Health, Safety and Sustainability Committee of the Board. He is also a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Board.

Mr Harding has extensive international oil and gas industry experience, particularly in terms of business and major project development. He also brings to the Board his experience as a non-executive director and Chairman of other ASX listed companies.

Since May 2006, Mr Harding has held the position of independent non-executive Chairman of Clough Ltd. He retired as non-executive Deputy Chairman of Arc Energy Ltd in May 2007, having taken up an appointment as a non-executive director in August 2003.

Mr Harding has been Chairman of the Ministry of Defence Project Governance Board – Land Systems Division (Army) since 2003. He is a former President and General Manager of BP Developments Australia Limited, with over 25 years of international experience with BP. Former positions include Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association.

A Board review was conducted in late 2007, including an individual review of each Director. On the basis of that review, the Nomination Committee recommended and the Board endorsed Mr Harding as a candidate for re-election.

Mr Harding says: *"The short term performance and longer term strategy, in conjunction with the appropriate corporate governance and culture, are the basic drivers for Santos and its shareholders.*

"My experience in working internationally in the industry and with several other companies allows me to provide relevant input to the Board's deliberations relating to the above."

The Board (with Mr Harding abstaining) recommends that shareholders vote in favour of the election of Mr Harding.

3 Remuneration Report

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 56 to 69 of the 2007 Annual Report which is available in printed form and on the Company's website (www.santos.com).

The Remuneration Report:

- outlines the key developments that impacted on Santos' remuneration strategy during 2007;
- explains the Board's policies in relation to the objectives and structure of remuneration;
- highlights the links between the Company's performance and the remuneration received by Directors and senior executives;
- provides a detailed summary of the components of remuneration for Directors and senior executives, including relevant performance conditions; and
- sets out the remuneration details for the Directors and other key management personnel of the Group.

A reasonable opportunity for discussion of the Remuneration Report will be provided at the Annual General Meeting.

The shareholder vote on the Remuneration Report is advisory only and does not bind the Directors or the Company, in accordance with section 250R of the Corporations Act 2001.

The Board recommends that shareholders vote to adopt the Remuneration Report.

4 Directors' Fees

In accordance with Rule 36(a) of the Company's Constitution and ASX Listing Rule 10.17, the Directors are seeking approval from shareholders to increase the maximum aggregate amount available for non-executive Directors' fees from $1,500,000 to $2,100,000 per year, an increase of $600,000 per year. The current maximum aggregate amount of $1,500,000 was approved by shareholders on 7 May 2004.

Fees paid to Directors out of the maximum aggregate amount approved by shareholders are reviewed periodically to ensure that they are appropriate. This proposal follows consideration of an external review of Directors' emoluments conducted by Egan Associates in December 2007, which included benchmarking comparisons of non-executive directors' fees and the maximum aggregate fee pools for similar companies. Details of fees paid to non-executive Directors in 2007 are provided in the Remuneration Report at pages 58 to 59 of the 2007 Annual Report.

The proposed maximum aggregate amount will provide flexibility to allow for payment of appropriate fees over time and taking into account the increasing time and responsibilities required of non-executive Directors generally and in particular with regard to:

- increasing corporate governance complexity and other compliance requirements; and
- the increasing growth in the size and scope of the Company's strategies and businesses as it continues to expand into new markets and new regions, particularly with reference to its oil and gas business, its growing LNG business and the expansion into Asia.

The proposed increase in the maximum aggregate amount will ensure that fees can be set at a sufficiently competitive rate to attract and retain non-executive Directors of the necessary qualifications and calibre to address the significant strategic and operational challenges for the Company as it pursues its growth strategy.

The Company's Constitution allows for a maximum of 10 Directors and the current number of Directors is 8, following the recent appointment of Mr Coates. The Board intends to make further non-executive Director appointments as part of an active Board renewal and succession planning process, which will ensure that the Company's interests are best served in the next period of growth. The proposed new maximum aggregate amount will accommodate the increase in the number of Directors as a result of Mr Coates' appointment, the intended appointment of other non-executive Directors in the short to medium term and other fee adjustments that may be required.

While the proposed increase would be effective as of 1 January 2008, it is not intended to distribute all of the $2,100,000, if approved, in the current year.

NOTES RELATING TO VOTING

1. The Board has determined in accordance with the Company's Constitution and the Corporations Regulations that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members as at 5.00 pm on Wednesday, 30 April 2008.
2. On a poll, every member has one vote for every fully paid ordinary share held.
3. A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning the Share Registry on 08 8116 5568 or by sending a fax to 08 8116 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.
4. A proxy need not be a member of the Company.
5. A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.
6. Where a member which is a corporation appoints a representative under section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A Form of Appointment of Corporate Representative is included with this Notice for completion prior to the meeting and presentation at the registration desk on the day of the meeting.
7. Where a member appoints a body corporate as proxy, that body corporate will need to ensure that:
   - it appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act (the Form of Appointment included with this Notice can be used for this purpose); and
   - the instrument appointing the corporate representative is received by the Company at its registered office by the time referred to in paragraph 9 below.
8. The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or where the person appointed on the form is absent.
9. Proxy forms must be received by the Company at its registered office – Ground Floor, Santos Centre, 60 Flinders Street, Adelaide, South Australia 5000 (fax 08 8116 5950) or at its postal address, GPO Box 2455, Adelaide, South Australia 5001, not later than 10.00 am on Wednesday 30 April 2008.
10. Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by a duly executed power of attorney. The power of attorney must be received by the Company at its registered office by the time referred to in paragraph 9 above.
11. If you wish to indicate how your proxy should vote, please mark the appropriate boxes on the proxy form. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

    If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

    For proxies without voting instructions that are exercisable by the Chairman, the Chairman intends to vote undirected proxies in favour of each resolution.

Santos Ltd
ABN 80 007 550 923

Proxy Form

Sample Only

All communications to:
Ground Floor
Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455, Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5950

Please note that a preference share does not entitle its holder to vote in relation to the business at the meeting.

I/We being a member/members of Santos Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ OR (Write here the name of the individual or body corporate you are appointing if this person **is someone other** than the Chairman of the Meeting) ______

or failing the person named, or if no person is named above, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) **at the Annual General Meeting of the Company to be held on Friday, 2 May 2008 at 10.00 am or at any adjournment of that meeting. Proxies will only be valid and accepted by the Company if they are signed and received at the Registered Office no later than 10.00 am (Adelaide time) on Wednesday 30 April 2008.**

IMPORTANT: FOR RESOLUTION 4 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on resolution 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of this item of business and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on resolution 4 and your votes will not be counted in computing the required majority if a poll is called on this item of business. The Chairman of the Meeting intends to vote undirected proxies in favour of this item of business.

Should you desire to direct your proxy how to vote on any resolution please place a mark (for example) ☒ in the appropriate box below. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

BUSINESS	For	Against	Abstain*
Resolution 2 (a) To elect Mr Peter Roland Coates as a director.	☐	☐	☐
Resolution 2 (b) To re-elect Mr Kenneth Alfred Dean as a director.	☐	☐	☐
Resolution 2 (c) To re-elect Mr Richard Michael Harding as a director.	☐	☐	☐
Resolution 3 (Non-binding vote) To adopt the Remuneration Report.	☐	☐	☐
Resolution 4 To approve an increase of the maximum amount available for non-executive Directors' fees.	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

*** If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.**

Appointment of more than one proxy only

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry.

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. Any voting will be for all your voting right, unless a second proxy is appointed. ☐ % or ______ number

B **SIGNATURE OF SECURITYHOLDER(S) – THIS MUST BE COMPLETED**

Securityholder 1 (Individual) or Sole Director and Sole Company Secretary	Joint Securityholder 2 (Individual) or Director/Company Secretary (Delete one)	Joint Securityholder 3 (Individual) or Director

Dated / /2008

Company Seal

For issuer sponsored holdings only, insert details of any change of address or amendment in the box below.

Contact Phone Number

This form must be signed, in the case of individuals, by the securityholder or, in the case of a company, pursuant to Section 127 of the *Corporations Act 2001* or by an authorised officer or attorney of the securityholder. The completed form must be received at the Company's Registered Office no later than 10.00 am (Adelaide time) on Wednesday 30 April 2008.

Santos Ltd
ABN 80 007 550 923

Admittance Slip

Persons attending the Annual General Meeting of Shareholders of the Company to be held on Friday, 2 May 2008 at 10.00 am are requested to complete this slip and present it at the registration desk.

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

Signature

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate



Appointment of corporate representative

Pursuant to Section 250D of the *Corporations Act*

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting.

In the case of a body corporate appointed by a member as proxy, this form must be returned to the Company at its registered office by 10.00 am (Adelaide time) on Wednesday, 30 April 2008. For a corporation that is a member, the appointed representative can present this form at the registration desk on the day of the meeting.

(Print the name of the corporation)

certifies that ____________________

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday, 2 May 2008 at 10.00 am and at any adjournment thereof.

Dated ____________________ 2008

COMPANY SEAL (If applicable)

*Director / Sole Director and Sole Secretary

*Director / Secretary

* delete as applicable



Shareholders' visit to Moomba

During the past twenty-six years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2008. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.